

Allstate
You're in good hands.

Leading Change

The Allstate Corporation Notice of
2012 Annual Meeting, Proxy Statement
and 2011 Annual Report

CUSTOMER SEGMENTATION STRATEGY

Allstate serves four different consumer segments with distinct interaction preferences.

BRAND-NEUTRAL

LOCAL ADVICE AND ASSISTANCE | SELF-SERVE

LOCAL ADVICE AND ASSISTANCE	SELF-SERVE
Encompass — Creating protection around you Encompass products are sold through independent agencies that serve brand-neutral customers who prefer personal service and support from an independent agent.	**Answer financial** Answer Financial, an independent personal lines insurance agency, serves self-directed, brand-neutral consumers who want a choice between insurance carriers.
Allstate — You're in good hands. Allstate brand products are sold primarily through Allstate exclusive agencies and serve brand-sensitive customers who prefer local personal advice and service.	**esurance** — an Allstate company Esurance brand products are sold directly to self-directed, brand-sensitive consumers online and through call centers.

BRAND-SENSITIVE

Allstate is one of the great "main street" financial institutions in the United States, serving 16 million households. We have maintained this position for more than 80 years by proactively addressing and driving change. In 2011, we continued this legacy by acquiring the capabilities to further execute our strategy while delivering strong underlying financial performance in the face of another year of unprecedented catastrophe losses.



THOMAS J. WILSON
Chairman, President and
Chief Executive Officer

Strategic Expansion

Allstate's strategy is to provide differentiated products to distinct customer segments. Allstate Agencies provide excellent service and a broad array of products to customers who want local advice and differentiated products. The acquisition of Esurance and Answer Financial in 2011 further expanded our capabilities to meet the needs of customers who prefer to handle their own insurance needs. The acquisition makes Allstate the only personal lines company that has unique offerings for all customer segments.

We also continued to reinvent protection and retirement for the consumer with innovative products. We launched Drive Wise® which is a telematics offering that gives customers discounts based on their actual driving behaviors. Good Hands℠ Roadside, the first pay-as-you-use roadside service, captured 400,000 members. The four-state test of the new Claim Satisfaction Guarantee℠ for auto insurance was successful and led to a national launch early in 2012. We also made progress broadening our relationships with customers by increasing life insurance policies sold through Allstate Agencies in 2011 by 33 percent from the prior year.

Solid Financial Results

Allstate achieved solid financial results in a year when the insurance industry faced continued high costs from extreme weather. While income was down from 2010 we still managed to increase book value per share by 4.5 percent and return nearly $1.4 billion to shareholders.

- Net income was $788 million, a 15 percent decline from the prior year reflecting a 73 percent increase in catastrophe losses to $3.8 billion.
- The underlying combined ratio* was 89.3, which excludes catastrophe losses and reserve changes, an excellent result.
- Strong returns were achieved in auto insurance which had a combined ratio of 96.1.
- Homeowners insurance operated at an underwriting loss as catastrophe losses utilized approximately 50 percent of premiums reflecting high catastrophe losses in the second and third quarters of the year. Proactive efforts to generate an acceptable return on capital from this business include raising prices, increasing the use of third-party products and introducing the new Allstate House and Home℠ product.
- Allstate Financial made progress in its strategy of focusing on underwritten products sold through Allstate Agencies and the workplace. Operating income* improved by 11 percent to $529 million for the year.
- Investment results were also very strong in 2011. Investment yields were maintained from the prior year despite continued low interest rates as a result of tactical moves in the fixed income portfolio early in the year. The consolidated investment portfolio declined by $4.9 billion to $95.6 billion primarily reflecting the reduction in Allstate Financial's portfolio as it shifts away from spread-based products.
- Shareholders received dividends of $435 million ($0.83 per share) and $946 million of common stock was repurchased (6 percent of outstanding shares at the beginning of the year). Book value increased to almost $37 per share.

CLAIM SATISFACTION GUARANTEE℠

Under our Claim Satisfaction Guarantee, any eligible standard auto customer who is dissatisfied with the auto claim experience will receive a credit to his or her auto policy (after notifying Allstate, in writing, of the dissatisfaction and meeting all other program requirements).


drivewise
from Allstate

ALLSTATE INNOVATIONS

Allstate innovations include Drive Wise®, a voluntary program that rewards safe and low-mileage drivers in eligible states with discounts of up to 30 percent. In 2011, Allstate opened its Insight, Design & Innovation Center to help employees collaborate, design solutions and discover fresh insights about consumers.

* For a definition of this term, please see the "Definitions of Non-GAAP Measures" on the second page following the proxy statement.


FINANCIAL HIGHLIGHTS
Revenues ($ billions)
32.0
31.4
32.7
Underlying and actual combined ratios*
88.1
96.2
89.6
98.1
89.3
103.4
ACTUAL
UNDERLYING
Operating income* ($ billions)
1.9
1.5
0.7
Net income per diluted share ($)
1.58
1.71
1.51
Book value per share ($)
30.84
35.32
36.92
Return on equity (%)
5.8
5.2
4.2
09
10
11

Bright Future

Few companies match our rich history, iconic brand and deep commitment to customers, employees, Agency Owners and shareholders. The Allstate team of insurance professionals is a tremendous asset and we are poised to capitalize on our shared vision of helping people realize their hopes and dreams. Our clear strategic direction and operational excellence will ensure we build on our successful legacy and remain a main street fixture for the next 80 years.

Tom Wilson

Thomas J. Wilson
Chairman, President and Chief Executive Officer

April 11, 2012



GOOD HANDS℠ ROADSIDE ASSISTANCE

Free to join and open to all, our innovative, pay-as-you-use roadside assistance product aims to demonstrate the value, protection and service that Allstate can provide to every driver in America.


WHY
HOW
WHAT

OUR FOUNDATION FOR SUCCESS
OUR SHARED VISION

Our Shared Vision provides the "why, how and what" behind everything we do at Allstate. It leverages our strengths while providing the roadmap for our continued success. When we achieve this vision, we will truly put the customer at the center of everything we do. We will become an even more valuable company to our customers, associates, investors, our communities and society... a company with strong earnings potential and financial performance that sets the benchmark for our industry.

OUR PURPOSE
We are the Good Hands®: We help people realize their hopes and dreams through products and services designed to protect them from life's uncertainties and to prepare them for the future.

STRATEGIC VISION
To reinvent protection and retirement for the consumer.

OUR VALUES
- Honesty, caring and integrity
- Inclusive diversity
- Engagement
- Accountability
- Superior performance

CORPORATE GOAL
We will grow the value of our company for our customers, our associates, our shareholders, our communities and society.

OUR PRINCIPLES
- Put the customer at the center of all of our work and provide the products and services they need in ways they want them.
- Take an enterprise view of our people and processes and work as a single team to advance Allstate rather than our individual interests.
- Provide superior returns to shareholders by growing and leveraging risk and return trade-offs.
- Focus relentlessly on those few things that will provide the greatest impact.
- Execute well-considered decisions with precision and speed.
- Hire carefully, develop and inspire aggressively, manage respectfully, empower, reward and celebrate appropriately.
- Be a learning organization.

OUR OPERATING PRIORITIES
- Consumer focus
- Operational excellence
- Enterprise risk and return
- Capital management

The Allstate Corporation
2775 Sanders Road, Northbrook, IL 60062

April 11, 2012

To Our Stockholders,

The Allstate Board is fully committed to fulfilling its fiduciary obligations to all stockholders and has a history of strong corporate governance. Your objectives and insights are integral to Allstate's success and therefore of primary importance to the company's leadership. Over the last year Tom Wilson, our chairman, met in person with investors representing about 30% of our outstanding shares, as well as the leading proxy advisory firms, to discuss corporate governance and executive compensation. The entire board then thoughtfully considered this feedback, evaluated alternatives, and developed a proposed set of changes to our corporate governance and our executive compensation program. These proposed changes were then further discussed with stockholders and we implemented important modifications in three areas: stockholder ability to act between annual meetings, executive compensation, and board effectiveness.

STOCKHOLDER ABILITY TO ACT BETWEEN ANNUAL MEETINGS

Recommending Instituting A Written Consent Right — We are recommending the addition of a stockholder right to act by written consent. This right is structured so that all stockholders will have the benefit of participating in a fully transparent process that can be initiated by one or a group of investors holding at least 10% of the outstanding shares. This action is responsive to the stockholders' votes at the last two annual meetings where a stockholder proposal to act by written consent received 67% and 52% of the shares voted in 2010 and 2011, respectively.

Recommending Lowering The Ownership Threshold For Special Meetings — Last year, we recommended stockholders approve the addition of a right to call special meetings for stockholders owning 20% or more of the shares outstanding. This proposal received affirmative support from 83% of our outstanding shares. This year, we are recommending that the ownership threshold be lowered from 20% to 10%. This will make this right consistent with the proposed threshold for stockholder action by written consent.

EXECUTIVE COMPENSATION

We made changes to our executive compensation program based on stockholder input and discussions with our independent compensation consultant on recent market trends. The changes are designed to further align pay with performance. The primary changes are listed below, with greater detail in the *Executive Compensation* section of the proxy statement.

Reduced Change-in-Control Benefits — We revised our change-in-control arrangements. For senior executives, the new plan eliminates tax gross ups and pension enhancements. Severance benefits were lowered for senior executives, except the CEO. In addition, beginning in 2012, equity awards will have a "double trigger," which means that they will not vest in the event of a change-in-control, unless also accompanied by a qualifying termination of employment.

Raised Performance Standards on Long-Term Equity Awards — We changed the mix of long-term equity awards granted to our senior leadership team. For 2012, long-term equity awards consisted of 50% performance stock awards and 50% stock options. Previously this mix was 35% restricted stock units that vested over time and 65% stock options.

Allstate®
You're in good hands.

Narrowed the Benchmark Compensation Range — We changed the benchmark target used for total direct compensation to the 50th percentile of the peer group we use for compensation purposes. The benchmark had previously been a range between the 50th and 75th percentiles.

BOARD EFFECTIVENESS

Restructured Lead Director Role — We expanded the responsibilities of the lead director and shifted from a model where this responsibility rotated among directors. H. John Riley, Jr. was elected our lead director based on his leadership skills and extensive experience with Allstate.

Expanded Board Capabilities — We elected John W. Rowe, Chairman Emeritus of Exelon Corporation, to our board. Mr. Rowe will stand for election with the entire board for an annual term in May. Mr. Rowe was named the best electric utility CEO in America by Institutional Investor in 2008 and 2009.

The Allstate board is completely committed to the company's long-term success and representing stockholders' interests. Investor feedback on governance and executive compensation is extremely helpful in enabling us to achieve these objectives. Thank you for your insights, support, and confidence. We are optimistic about Allstate's strategy and long-term ability to continue to serve America as it has throughout the last 80 years.

Please join us at the Annual Meeting of Stockholders on Tuesday, May 22, 2012.

The Allstate Board of Directors

Allstate®
You're in good hands.



THE ALLSTATE CORPORATION
2775 Sanders Road
Northbrook, Illinois 60062-6127

April 11, 2012

Notice of 2012 Annual Meeting and Proxy Statement

Dear Stockholder:

Allstate's 2012 annual meeting of stockholders will be held on Tuesday, May 22, 2012, at 11:00 a.m. (CDT) at our offices in Northbrook, Illinois. Your vote on the issues being considered at this meeting is important to our continued success. This proxy statement contains the information you will need to make an informed decision on the election of directors and five governance proposals.

Your vote is important. Please vote as soon as possible by telephone, internet, or mail, even if you plan to attend the meeting.

Sincerely,

Thomas J. Wilson
Chairman, President and Chief Executive Officer

Allstate.
You're in good hands.

Notice of 2012 Annual Meeting of Stockholders

When: Tuesday, May 22, 2012, at 11:00 a.m. Registration begins at 10:00 a.m.

Where: West Plaza Auditorium
Allstate
3100 Sanders Road
Northbrook, Illinois 60062

Items of Business:

1. To elect to the Board of Directors the 12 director nominees named in this proxy statement to serve until the 2013 annual meeting.
2. To provide an advisory vote on the compensation of the named executive officers as disclosed in this proxy statement.
3. To approve the proposed amendment to the corporation's certificate of incorporation granting stockholders the right to act by written consent.
4. To approve the proposed amendment to the corporation's certificate of incorporation granting stockholders owning not less than 10% of the outstanding shares the right to call a special meeting of stockholders.
5. To ratify the appointment of Deloitte & Touche LLP as Allstate's independent registered public accountant for 2012.
6. To consider a stockholder proposal on reporting political contributions, if properly presented.

In addition, any other business properly presented may be acted upon at the meeting.

Who Can Vote: If you held stock at the close of business on March 23, 2012, you will be entitled to vote at the annual meeting and at any adjournments or postponements of the meeting. You may be asked to present picture identification and proof of stock ownership. If you hold stock through a bank or broker, you will need to bring your account statement showing ownership as of March 23, 2012.

Date of Mailing: Allstate began mailing its Notice of Internet Availability of Proxy Materials, proxy statement and annual report, and proxy card/voting instruction form to stockholders and to participants in its Allstate 401(k) Savings Plan on April 11, 2012.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 22, 2012. The Notice of 2012 Annual Meeting, Proxy Statement, and 2011 Annual Report and the means to vote by internet are available at www.proxyvote.com.

By Order of the Board,

Mary J. McGinn
Secretary

April 11, 2012

Table of Contents

Proxy and Voting Information 1

Corporate Governance Practices and Code of Ethics 3

Board meetings and committees 3
Board leadership structure 5
Board role in risk oversight 5
Board role in management succession 5
Board role in setting compensation 6
Management participation in committee meetings 6
Board attendance policy 7
Communication with the Board 7
Compensation committee interlocks and insider participation 7
Related person transactions 7
Nominee independence determinations 8
Nomination process for Board election 8

Management Proposals

Proposal 1. Election of Directors 10
Proposal 2. Advisory vote on the executive compensation of the named executive officers 23

Executive Compensation 23

Compensation Discussion and Analysis 23
Compensation Committee Report 35
Compensation Tables 36
Director Compensation 54
Security Ownership of Directors and Executive Officers 56
Security Ownership of Certain Beneficial Owners 57
Section 16(a) Beneficial Ownership Reporting Compliance 57

Proposal 3. Approval of the proposed amendment to the certificate of incorporation granting to stockholders the right to act by written consent 58
Proposal 4. Approval of the proposed amendment to the certificate of incorporation granting stockholders owning not less than 10% of outstanding shares the right to call a special meeting of stockholders 59
Proposal 5. Ratification of Appointment of Independent Registered Public Accountant 60
Audit Committee Report 61

Other Items

Stockholder proposal 62
Stockholder proposals for the year 2013 annual meeting 63
Allstate 401(k) Savings Plan participants 64
Proxy statement and annual report delivery 64
Proxy solicitation 64

Appendices

Appendix A — Categorical Standards of Independence A-1
Appendix B — Proposed Amendments to the Certificate of Incorporation B-1
Appendix C — Policy regarding Pre-Approval of Independent Registered Public Accountant's Services C-1
Appendix D — List of Executive Officers D-1

Proxy and Voting Information

WHO IS ASKING FOR YOUR VOTE AND WHY

The annual meeting will be held only if there is a quorum, which means that a majority of the outstanding common stock entitled to vote is represented at the meeting by proxy or in person. To ensure there will be a quorum, the Allstate Board of Directors asks you to vote before the meeting, which allows your Allstate stock to be represented at the annual meeting by the proxies named on the proxy card/voting instruction form.

WHO CAN VOTE

You are entitled to vote if you were a stockholder of record at the close of business on March 23, 2012. On that date, there were 493,476,818 Allstate common shares outstanding and entitled to vote at the annual meeting.

HOW TO VOTE

If you hold shares in your own name as a registered stockholder, you may vote in person by attending the annual meeting, or you may instruct the proxies how to vote your shares by following the instructions on the proxy card/voting instruction form.

If you hold shares in street name (that is, through a broker, bank, or other record holder), you should follow the instructions provided by your broker, bank, or other record holder to vote your shares. If you hold shares through the Allstate 401(k) Savings Plan, see the instructions on page 64.

Before your shares have been voted at the annual meeting by the proxies, you may change or revoke your vote by voting again by telephone, by internet, in writing, or in person at the annual meeting, if you are a registered stockholder.

CONFIDENTIALITY OF VOTES

All proxies, ballots, and tabulations that identify the vote of a particular stockholder are confidential, except as necessary to allow the inspector of election to certify the voting results or to meet certain legal requirements. A representative of American Election Services, LLC will act as the inspector of election and will count the votes. The representative is independent of Allstate and its directors, officers, and employees.

If you write a comment on your proxy card, voting instruction form, or ballot, it may be provided to our secretary along with your name and address. Your comments will be provided without reference to your vote, unless the vote is mentioned in your comment or unless disclosure of the vote is necessary to understand your comment. At our request, the distribution agent or the solicitation agent may provide us with periodic status reports on the aggregate vote. These status reports may include a list of stockholders who have not voted and breakdowns of vote totals by different types of stockholders, as long as we are not able to determine how a particular stockholder voted.

Providing voting instructions, discretionary voting authority of proxies

You may instruct the proxies to vote "FOR" or "AGAINST" each proposal, or you may instruct the proxies to "ABSTAIN" from voting. Each share of our common stock outstanding on the record date will be entitled to one vote on each of the 12 director nominees and one vote on each other proposal. A description of how votes are counted is included with each proposal.

	Proposal	Board Recommendation
1.	**Election of directors**	**FOR**
2.	**Approve Compensation** — advisory vote to approve the executive compensation of the named executive officers. *	**FOR**
3.	**Act by written consent** — proposed amendment to the corporation's certificate of incorporation granting stockholders the right to act by written consent.	**FOR**
4.	**Call a special meeting** — proposed amendment to the corporation's certificate of incorporation granting stockholders owning not less than 10% of the outstanding shares the right to call special meetings of stockholders.	**FOR**
5.	**Ratification of auditors** — ratification of the appointment of Deloitte & Touche LLP as Allstate's independent registered public accountant for 2012. *	**FOR**
6.	**Stockholder proposal** — stockholder proposal on reporting political contributions. *	**AGAINST**

* Advisory/Non-Binding Proposal

Abstentions are counted for quorum purposes. If you return a signed proxy card/voting instruction form to allow your shares to be represented at the annual meeting, but do not indicate how your shares should be voted on one or more proposals listed above, then the proxies will vote your shares as the Board of Directors recommends on those proposals. Other than the proposals listed above, we do not know of any other matters to be presented at the meeting. If any other matters are properly presented at the meeting, the proxies may vote your shares in accordance with their best judgment.

Corporate Governance Practices and Code of Ethics

Allstate has a history of strong corporate governance, as governance "best practices" are a critical component to our success in driving sustained stockholder value. Over the years, our Board of Directors has responded to evolving governance standards by enhancing our practices to best serve the interests of Allstate stockholders, including:

- **Annual election of all directors.**
- **Majority vote standard in uncontested elections.** Each director must be elected by a majority of votes cast, not a plurality.
- **No stockholder rights plan ("poison pill").**
- **No supermajority voting provisions.**
- **Stockholders have the right to call a special meeting.** Proposal 4 seeks stockholder approval of a lower ownership threshold of 10% for this right.
- **If proposal 3 is approved, stockholders will have the right to act by written consent.**
- **Independent Board.** Our Board is comprised of all independent directors, except our chief executive officer.
- **Independent lead director.**
- **Independent Board committees.** Each of the audit, compensation and succession, and nominating and governance committees is made up of independent directors. Each standing committee operates under a written charter that has been approved by the Board.
- **Confidential voting.**
- **Committee authority to retain independent advisors.** Each of the audit, compensation and succession, and nominating and governance committees has the authority to retain independent advisors; all fees and expenses are paid by Allstate.
- **Robust code of ethics.** Allstate is committed to operating its business with honesty and integrity and maintaining the highest level of ethical conduct. These absolute values are embodied in our *Code of Ethics* and require that every customer, employee, and member of the public be treated accordingly. Allstate's *Code of Ethics* applies to all employees, including the chief executive officer, the chief financial officer, the controller, and other senior financial and executive officers, as well as the Board of Directors.
- **Stock ownership guidelines for senior executives and directors.** Significant requirements strongly link the interests of the Board and management with those of stockholders.
- ***Corporate Involvement in Public Policy* report published on allstate.com.** The report provides transparency on Allstate initiatives to promote sound public policy in areas such as teen safe driving.
- **Stockholder engagement.** Allstate regularly engages with its stockholders to better understand their perspectives.

You can learn more about our corporate governance by visiting www.allstateinvestors.com, where you will find our *Corporate Governance Guidelines,* each standing committee charter, our *Code of Ethics,* and *Director Independence Standards.* Each of these items also is available in print upon request made to the Office of the Secretary, The Allstate Corporation, 2775 Sanders Road, Suite A2W, Northbrook, Illinois 60062-6127.

Board Meetings and Committees

The Board held eight meetings during 2011. Currently, the Board has four standing committees: audit, compensation and succession, executive, and nominating and governance. The following table identifies each standing committee, its members, functions, and number of meetings held during 2011. The Board has determined the members of the audit, compensation and succession, and nominating and governance committees are independent within the meaning of applicable laws, New York Stock Exchange (NYSE) listing standards, and the *Director Independence Standards* in effect at the time of determination. Each committee except the executive committee evaluates its performance at the end of each in-person meeting.

Committee and Members	Functions	Meetings in 2011	Committee Report
Audit[1] F. Duane Ackerman Robert D. Beyer Jack M. Greenberg[2] Ronald T. LeMay Judith A. Sprieser*[2] Mary Alice Taylor	• Appoints, oversees, and approves the fees of the independent registered public accountant. • Evaluates the independence of the independent registered public accountant. • Reviews Allstate's annual audited and quarterly financial statements. • Recommends to the Board whether the audited financial statements should be included in Allstate's annual report on Form 10-K. • Reviews Allstate's accounting and auditing principles and practices affecting the financial statements, including the adequacy of internal controls over financial reporting. • Discusses risk assessment and risk management processes with management, including the corporation's major financial risk exposures and the steps management has taken to monitor and control them. • Reviews the scope of audits conducted by the independent registered public accountant and internal auditors. • Oversees Allstate's ethics and compliance program; periodically reviews and approves its *Code of Ethics*. • Adopts procedures for handling complaints on accounting, internal accounting controls, and auditing matters. • Has authority to conduct independent inquiries and retain independent outside counsel and other advisors. • Provides functional oversight of Allstate's internal audit department.	8	Pg. 61
Compensation and Succession Robert D. Beyer W. James Farrell* Jack M. Greenberg Ronald T. LeMay Andrea Redmond Joshua I. Smith	• Assists the Board in determining the compensation of the chief executive officer and other executive officers. • Has sole authority to retain its compensation consultant. • Administers our executive compensation plans. Monitors executive performance toward goals throughout the year; reviews executive compensation program design and executive pay levels annually. • Reviews management succession plans and executive organizational structure for Allstate and each significant operating subsidiary; recommends nominees for certain officer positions. • Recommends supplemental retirement benefits and change-in-control arrangements for executive officers to the Board.	6	Pg. 35
Nominating and Governance F. Duane Ackerman* W. James Farrell Andrea Redmond H. John Riley, Jr. Joshua I. Smith Judith A. Spreiser Mary Alice Taylor	• Recommends candidates to be nominated by the Board for election as directors. • Advises the Board on the standards used in assessing the independence of directors. • Advises the Board on the standards used in assessing the performance of the chief executive officer. • Reviews the *Corporate Governance Guidelines* and advises the Board on corporate governance issues. • Determines performance criteria and oversees assessment of the Board's performance. • Administers non-employee director compensation with Board oversight. • Has authority to retain independent consultants.	5	None

Committee and Members	Functions	Meetings in 2011	Committee Report
Executive F. Duane Ackerman W. James Farrell H. John Riley, Jr. Judith A. Sprieser Thomas J. Wilson*	• Has the powers of the Board to manage Allstate's business affairs to the extent permitted under the bylaws, excluding any powers granted by the Board to any other committee of the Board.	0	None

* Chair

(1) Separately established in accordance with the requirements of Section 3(a)(58)(A) of the Securities Exchange Act of 1934.

(2) The Board has determined that Ms. Sprieser and Mr. Greenberg are each individually qualified as an audit committee financial expert, as defined in Regulation S-K, Item 407(d)(5) under the Securities Exchange Act of 1934, and each is independent under the listing standards of the NYSE.

Board Leadership Structure

Allstate's *Corporate Governance Guidelines* allow the Board the flexibility to allocate the responsibilities of chairman and of chief executive officer in any way it considers to be in Allstate's best interests. Currently, Thomas J. Wilson is the chairman of the Board as well as chief executive officer. The Board has determined that Allstate currently is well-served by having these roles performed by Mr. Wilson, who provides unified leadership and direction for management to execute our strategy and business plans. At other times, such as when Mr. Wilson was transitioning into the CEO role in 2007, Allstate has split the roles of chairman and chief executive officer between two individuals.

H. John Riley, Jr. is the Board's independent lead director. As lead director, Mr. Riley:

- Presides at all Board meetings at which the chairman is not present and at all executive sessions.
- Serves as a liaison between the chairman and the independent directors when necessary to provide a supplemental channel of communication.
- Works with the chairman in developing Board meeting agendas, schedules, and information provided to the Board.
- Participates in the evaluation of the performance of the chief executive officer.
- Participates in the evaluation of the Board's performance.
- Communicates with significant stockholders on matters involving broad corporate policies and practices when appropriate.

Board Role in Risk Oversight

The Board is responsible for the oversight of Allstate's business and management, including risk management. In exercising this responsibility, the Board regularly reviews strategy; business plans for Allstate's property and casualty business, life insurance and annuity business, and investment portfolio; liquidity and use of capital; and legal, regulatory, and legislative issues. Twice a year, the Board reviews Allstate's risk management objectives and processes. This includes how management measures, evaluates, and manages exposure to risks posed by a wide variety of events and conditions, including the capital markets and natural catastrophes. The Board also examines third-party assessments of these risk management processes, including a comparison with peer organizations, leading industry practices, and emerging trends. The audit committee reviews quarterly reports on risk management and discusses risk assessment and management processes with Allstate executives, including the chief risk officer. Both the audit committee and full Board monitor whether Allstate's strategies balance risk and return within a clear set of risk tolerances and whether risk management processes are executed as designed.

Board Role in Management Succession

One of the Board's responsibilities is to oversee the recruitment, development, and retention of executive talent to successfully pursue Allstate's strategic vision and operating priorities. Management succession is discussed by the Board, in executive session or in committee meetings, as appropriate. As described in our *Corporate Governance Guidelines,* the chief executive officer meets at least annually with the compensation and succession committee and the nominating and governance committee, either separately or jointly, as appropriate, to discuss succession planning and management development for senior executives. Every year, the compensation and succession committee reviews succession plans for senior officers, confers with the chief executive officer about executives' qualifications for potential senior leadership vacancies, and recommends to the Board officer elections.

In addition, the chief executive officer advises the nominating and governance committee and the Board about chairman and chief executive officer succession plans under various scenarios, such as chief executive officer retirement or incapacity. In case of a leadership transition, the nominating and governance committee would recommend candidates to the Board for the roles of chairman and chief executive officer.

Board Role in Setting Compensation

Our executive compensation program is designed around the central beliefs that compensation should inspire performance that is better than industry average; a greater percentage of compensation should be at risk for senior executives; and compensation should be aligned with performance and stockholder value. These objectives are balanced with the goal of attracting and retaining highly talented executives and balancing risk and return. The compensation and succession committee reviews our executive compensation program annually and confers with its independent compensation consultant on market practices and changes to the design of our executive compensation program. The compensation and succession committee makes recommendations to the Board regarding the compensation package of our chief executive officer and modifications to existing plans for executive officers.

The compensation and succession committee has authority to grant equity awards to eligible employees in accordance with the terms of our 2009 Equity Incentive Plan. In between meetings, the Board has delegated authority to an equity award committee, consisting of the chief executive officer, to make awards of stock options or restricted stock units, subject to limits, in connection with an employee's hiring or promotion or recognition of an employee's particular achievement. All awards granted by the equity award committee are reported to the compensation and succession committee at its next meeting. The equity award committee is not permitted to grant awards to individuals designated as executive officers for purposes of Section 16 of the Securities Exchange Act of 1934 or covered employees as defined in Section 162(m)(3) of the Internal Revenue Code.

The compensation and succession committee has sole authority to retain, terminate, and approve the fees of its compensation consultant. In 2011, the committee retained Towers Watson as its independent compensation consultant. In this role, Towers Watson assessed Allstate's executive compensation design, peer group selection, and relative pay for performance. In addition, Towers Watson provided a competitive assessment of total direct compensation (base salary and annual and long-term incentives) for senior management positions. Towers Watson also evaluated changes to the executive compensation program that were proposed by management to better align pay and performance and risk and reward with competitive market levels and practices. In 2011, Towers Watson received $169,000 in aggregate fees for executive compensation consulting services. Towers Watson representatives participated in five committee meetings in 2011.

In addition to executive compensation consulting services, Towers Watson provided Allstate with benefits consulting and software license and maintenance services for fees totaling $2,345,000 in 2011. These fees were primarily incurred under a three year agreement entered into with Watson Wyatt in 2008, prior to its merger with Towers Perrin. The committee reviews a report on services provided to Allstate by Towers Watson or its affiliates in any given fiscal year for fees that exceed $120,000.

Management Participation in Committee Meetings

Audit Committee. Our chief executive officer, chief financial officer, chief risk officer, general counsel, secretary, controller, and senior internal audit officer participate in audit committee meetings. Executive sessions of the committee are scheduled and held throughout the year, including sessions in which the committee meets exclusively with the independent registered public accountant and the senior internal audit officer.

Nominating and Governance Committee. Our chief executive officer, general counsel, and secretary participate in nominating and governance committee meetings. The committee regularly meets in executive session without management present.

Compensation and Succession Committee. In designing the various elements and amounts of compensation, the compensation and succession committee draws on the expertise of our chief executive officer and senior human resources officer and confers with our general counsel, secretary, and chief financial officer on matters that fall within their respective responsibilities. The committee regularly meets in executive session without management present.

Our chief executive officer attends committee meetings and advises on the alignment of our incentive plan performance measures with our overall strategy, appropriate weightings of performance measures with the responsibilities of each executive, and how the design of our equity incentive awards affects our ability to attract, motivate, and retain highly talented executives. The chief executive officer provides this advice in the context of our products, business risks, financial results, and stockholder return. The chief executive officer also provides the committee with performance evaluations of executives who report to him, recommends merit increases for senior officers, and recommends compensation packages for senior executives being hired or promoted.

Our senior human resources officer attends committee meetings. He provides the committee with internal and external analyses of the basic structure and competitiveness of our compensation program and operational details on our various compensation and incentive plans, including the design of performance measures for our annual cash incentive plan and the design of our equity awards. Throughout the year, the senior human resources officer also provides the committee with a detailed review of the estimated and actual results for each performance measure compared to threshold, target, and maximum ranges, along with the resulting estimated and actual payments to executive officers.

Our chief financial officer attends meetings to discuss financial results relevant to incentive compensation, other financial measures, or accounting rules. The general counsel is available at meetings to provide input on the legal and regulatory environment. The secretary attends meetings to respond to questions about corporate governance and to assist in the preparation of minutes.

For both the chief executive officer and the chief financial officer, committee meeting participation is one of the ways in which they assure themselves that the Compensation Discussion and Analysis included in this proxy statement is accurate so that they can provide the certification required by the Sarbanes-Oxley Act of 2002.

Board Attendance Policy

Board members are expected to make every effort to attend all meetings of the Board and the committees on which they serve, to actively participate in discussions, and to attend the annual meeting of stockholders. All directors who stood for election at the 2011 annual meeting of stockholders attended that meeting. Each incumbent director attended at least 75% of the combined board meetings and meetings of committees of which he or she was a member. Attendance at board and committee meetings during 2011 averaged 98% for directors as a group.

Communication with the Board

The Board has established a process to facilitate communication by stockholders and other interested parties with directors as a group. Written communications may be sent by mail or email to the Board. Communications received will be handled as directed by the general counsel. The general counsel reports regularly to the nominating and governance committee on all correspondence received that, in her opinion, involves functions of the Board or its committees or that she otherwise determines merits Board attention. The communication process is posted on the Corporate Governance section of allstate.com.

Compensation Committee Interlocks and Insider Participation

During 2011, the compensation and succession committee consisted of Ms. Redmond, and Messrs. Beyer, Farrell, Greenberg, LeMay, Riley, and Smith. None is a current or former officer or employee of Allstate or any of its subsidiaries. There were no committee interlocks with other companies in 2011 within the meaning of the Securities and Exchange Commission's proxy rules.

Related Person Transactions

There were no related person transactions identified for 2011. The nominating and governance committee has adopted a written policy on the review, approval, or ratification of transactions with related persons, which is posted on the Corporate Governance portion of allstate.com. In accordance with the policy, the committee or committee chair reviews transactions with the corporation in which the amount involved exceeds $120,000 and in which any "related person" had, has, or will have a direct or indirect material interest. In general, "related persons" are directors, executive officers, their immediate family members, and stockholders beneficially owning five percent or more of our outstanding stock. The committee or chair approves or ratifies only those transactions that are in, or not inconsistent with, the best interests of the corporation and its stockholders. Transactions are reviewed and approved or ratified by the chair when it is not practicable or desirable to delay review of a transaction until a committee meeting. The chair reports any approved transactions to the committee. Annually, the committee reviews any ongoing, previously approved or ratified related person transactions.

Nominee Independence Determinations

The Board has determined that all nominees other than Mr. Wilson are independent according to applicable law, the NYSE listing standards, and the Board's *Director Independence Standards*. In accordance with the *Director Independence Standards*, the Board has determined that the nature of the relationships with the corporation that are set forth in Appendix A do not create a conflict of interest that would impair a director's independence.

Nomination Process for Board Election

The nominating and governance committee has responsibility to assess the need for new Board members to address specific requirements or fill a vacancy, and to recommend candidates to the Board based on the following criteria from our *Corporate Governance Guidelines*. Allstate Board members should:

- Demonstrate integrity and independent judgment, including the ability to understand, and exercise sound judgment on, issues related to the corporation's goals.
- Have held positions of leadership.
- Have business or professional skills and experience that will contribute to the effectiveness of the Board and its committees, taking into consideration the skills and experience of current directors.
- Intend to foster long-term value for the corporation's stockholders.
- Act in the interests of all stockholders rather than any particular stockholder constituency, while understanding and balancing the concerns of other stakeholders, including agency owners, employees, customers, and communities.
- In the light of their other commitments, including service on other public company boards, be willing and able to devote the time and effort necessary to serve as an effective director, including preparation for Board and committee meetings.

In addition, the Board and the committee look for nominees who reflect a diversity of experience and viewpoints. The Board expects each non-employee director to be free of interests or affiliations that could give rise to a biased approach to directorship responsibilities or a conflict of interest, free of any significant relationship with Allstate that would interfere with the director's exercise of independent judgment, and to act in a manner consistent with fiduciary duties of loyalty and care. All nominees for election must comply with the applicable requirements of the corporation's bylaws, which are posted on allstate.com. Furthermore, Allstate executive officers may not serve on boards of other corporations whose executive officers serve on Allstate's Board.

The table below lists the skills and experiences of our independent directors that are important to achieve Allstate's strategic vision and priorities. A "•" in the chart indicates that director possesses that particular skill or experience. The lack of a "•" does not mean the director does not possess that qualification or skill, but rather that the nominating and governance committee did not consider that skill or experience when evaluating that particular nominee for election.

Skills and Experiences	F. Duane Ackerman	Robert D. Beyer	W. James Farrell	Jack M. Greenberg	Ronald T. LeMay	Andrea Redmond	H. John Riley, Jr.	John W. Rowe	Joshua I. Smith	Judith A. Sprieser	Mary Alice Taylor
	Independent Board of Directors										
Leadership and management	■	■	■	■	■	■	■	■	■	■	■
Corporate governance and compliance	■	■	■	■	■	■	■	■	■	■	■
Strategy formation	■	■	■	■	■	■	■	■	■	■	■
Executive compensation and talent management	■	■	■	■	■	■	■	■	■	■	■
Experience in financial services or regulated industries	■	■	■	■	■	■	■	■	■	■	■
Customer service and innovation	■		■	■	■	■	■	■	■		
Investment management	■	■	■		■						
Risk management	■	■	■	■	■			■		■	■
Technology	■				■		■				■
Accounting and finance		■		■						■	
Board member since	1999	2006	1999	2002	1999	2010	1998	2012	1997	1999	2000

The nominating and governance committee initiates a director search by seeking input from the directors and the chief executive officer. The committee also retains a third-party search firm to identify potential candidates, reviews potential candidates, initiates contact with preferred candidates, and presents them to the Board for approval. Mr. Rowe, a new director who joined the board on February 7, 2012, was identified both by a third-party search firm and several of our directors. The invitation to join the Board may be extended by the Board, the committee chair, or the chairman of the Board. The Board ultimately is responsible for naming nominees for election or appointing nominees for service until election at the next annual meeting.

The nominating and governance committee will consider candidates recommended by a stockholder in the same manner as all other candidates recommended by other sources. A stockholder may make a director candidate recommendation at any time of the year by writing to the Office of the Secretary, The Allstate Corporation, 2775 Sanders Road, Suite A2W, Northbrook, Illinois 60062-6127. A stockholder also may directly nominate someone for election as a director at a stockholders' meeting. Under our bylaws, a stockholder may nominate a candidate at the 2013 annual meeting of stockholders by providing advance notice to Allstate that is received by the Office of the Secretary no earlier than the close of business on January 22, 2013, and no later than February 21, 2013. The notice must be sent to the Office of the Secretary, The Allstate Corporation, 2775 Sanders Road, Suite A2W, Northbrook, Illinois 60062-6127 and must meet the requirements set forth in the corporation's bylaws. A copy of the bylaws is available from the Office of the Secretary upon request or can be accessed on the Corporate Governance portion of allstate.com.

Management Proposals

Proposal 1
Election of Directors

The Board recommends 12 nominees for election to the Allstate Board for one-year terms beginning May 2012. This is a talented slate of nominees, both individually and as a team. They bring a full complement of business and leadership skills to their oversight responsibilities. Half have been public company CEOs and most nominees serve on other public company boards, enabling best practices from other companies to be adapted to serve Allstate. Their diversity of experience and expertise facilitates thoughtful decision-making on Allstate's Board.

Since the 2011 annual meeting the Board has undertaken the following changes to Allstate's governance and executive compensation practices:

- Placed a management proposal on the ballot to implement the right to act by written consent. See *Proposal 3 — Act by Written Consent.*
- Placed a management proposal on the ballot to lower the ownership threshold for the right to call a special meeting of stockholders from 20% to 10% of our outstanding shares. See *Proposal 4 — Call a Special Meeting.*
- Elected a single lead director, H. John Riley, Jr., with a specific set of duties, which are listed in the *Board Leadership Structure* section.
- Changed the long-term equity incentive mix for senior executives from 65% stock options and 35% restricted stock units to 50% performance stock awards and 50% stock options.
- Revised our change-in-control arrangements for senior executives. Our new plan eliminates all tax gross-ups and reduces severance benefits payable upon a qualifying termination following a change-in-control.
- Modified the vesting of equity awards in the event of a change-in-control so that, beginning with awards granted in 2012, equity awards will be "double-trigger" and will no longer vest immediately upon a change-in-control.
- Changed our benchmark target for total direct compensation to the 50th percentile of our peers. Previously, the range was between the 50th and 75th percentiles.
- Broadened disclosure on our compensation practices and rationale.
- Agreed with management's decision to release an annual report on Allstate's involvement in the public policy arena in response to a stockholder proposal last year that received the support of 33% of votes cast.

Each nominee, other than Mr. Rowe, previously was elected at Allstate's annual meeting of stockholders on May 17, 2011, and has served continuously since then. Mr. Rowe was elected by the Board effective February 7, 2012. The terms of all directors expire at the annual meeting in May 2012. The Board expects all nominees named in this proxy statement to be available for election. If any nominee is not available, then the proxies may vote for a substitute. On the following pages, we list the background and reasons for nominating each individual. Current committee membership is indicated in bold, although some directors changed committee membership during 2011. Unless otherwise indicated, each nominee has served for at least five years in the business position currently or most recently held.

Each director must receive the affirmative vote of the majority of the votes cast. In other words, the number of shares voted "FOR" a director must exceed 50% of the votes cast on that director. Abstentions will not be counted as votes cast and will have no impact on the vote's outcome. Broker non-votes will not be counted as shares entitled to vote on the matter and will have no impact on the vote's outcome.

➡ **The Board recommends that you vote FOR all director nominees listed in this proxy statement.**



F. Duane Ackerman
Age 69
Director since 1999
Independent

Chairman Emeritus of BellSouth Corporation, a communication services company, from December 2006 until his retirement in April 2007. Mr. Ackerman served as Chairman and Chief Executive Officer of BellSouth from mid-2005 through 2006, when it was merged into AT&T. He previously served BellSouth as Chairman, President and CEO from 1998 through mid-2005 and as President and CEO from 1997 to 1998. Mr. Ackerman is a past chairman of the National Council on Competitiveness, as well as a past chair of the National Security Telecommunications Advisory Committee.

Mr. Ackerman brings extensive executive leadership and management experience to his role as a director from having served as CEO of a publicly traded company for nearly a decade. Moreover, his experience in the highly regulated telecommunications industry gives him insight into how the complex insurance and financial services regulatory environment impacts Allstate. His telecommunications background is useful in evaluating management's increased use of technology to connect employees, agencies, and customers. In addition, his experience in managing risk, evaluating financial statements, and supervising the chief financial officer of BellSouth make him a valued member of the audit committee and the executive committee. As chair of the nominating and governance committee, Mr. Ackerman draws on his experience leading BellSouth, as well as his tenure as a director at both Home Depot and United Parcel Service, in evaluating corporate governance issues.

Key Areas of Experience:

- Customer service and innovation
- Investment management
- Risk management
- Strategy formation
- Experience in financial services or regulated industries
- Technology
- Corporate governance and compliance
- Leadership and management
- Executive compensation and talent management

Allstate Committee Membership	Public Board Membership	
Audit	UPS Corporation	2007 — present
Executive	Home Depot	2007 — present
Nominating and Governance (Chair)		



Robert D. Beyer
Age 52
Director since 2006
Independent

Chairman of Chaparal Investments LLC, a private investment firm and holding company that manages a diverse portfolio of operating and financial assets. From 2005 to 2009, Mr. Beyer served as Chief Executive Officer of The TCW Group, Inc., a global investment management firm. Mr. Beyer previously served as President and Chief Investment Officer from 2000 until 2005 of Trust Company of the West, the principal operating subsidiary of TCW. Mr. Beyer is a former director of Société Générale Asset Management, S.A. and The TCW Group, Inc.

As the former CEO of TCW and the leader of its principal operating subsidiary, Mr. Beyer has extensive executive leadership and management experience with investment portfolios comparable in size to Allstate's. While at TCW, he also conceived and developed the firm's risk management infrastructure, acquiring expertise that the Allstate Board draws on in performing its risk management oversight functions. His experience leading a global investment management firm provides him insight into today's global economy. As a CEO and as a member of the Kroger board, he oversaw compensation programs, an experience which makes him a valued member of the compensation and succession committee. As a member of the audit committee, he draws on his experience as Chair of Kroger's Financial Policy Committee, as well as his prior experience in evaluating financial statements and supervising financial and accounting executives. His abilities and service as a director were recognized by his peers in 2008 when he was named an outstanding director by the Outstanding Director Exchange, a division of the *Financial Times*.

Key Areas of Experience:
- Investment management
- Leadership and management
- Corporate governance and compliance
- Experience in financial services or regulated industries
- Accounting and finance
- Risk management
- Executive compensation and talent management
- Strategy formation

Allstate Committee Membership	Public Board Membership	
Audit	The Kroger Company	1999 — present
Compensation and Succession		



W. James Farrell
Age 69
Director since 1999
Independent

From 1996 until his retirement in 2006, Mr. Farrell served as Chairman of Illinois Tool Works Inc., a manufacturer of highly engineered fasteners, components, assemblies, and systems, with operations in 54 countries. He served Illinois Tool Works as Chief Executive Officer from 1995 to 2005. Earlier, he served in various leadership positions at Illinois Tool Works, including a number of general manager and vice president positions.

Mr. Farrell has considerable leadership and management expertise from more than ten years of experience as Chairman and CEO. His knowledge of global operations and economics gives him keen insight in evaluating the strategies and operating plans of Allstate's business units. His experience leading a large, publicly traded company and his service on the boards of 3M, Abbott, and United Continental give him an in-depth understanding of compensation programs and executive talent, which is critical in his service as chair of the compensation and succession committee and as a member of the executive committee. His experience with corporate governance issues, including his prior service as chair of the nominating and governance committee, makes him a valued member of the nominating and governance committee. Mr. Farrell also serves on the boards of a number of civic organizations, including Northwestern University and United Way of Chicago.

Key Areas of Experience:
- Corporate governance and compliance
- Risk management
- Leadership and management
- Experience in financial services or regulated industries
- Investment management
- Strategy formation
- Executive compensation and talent management
- Customer service and innovation

Allstate Committee Membership	Public Board Membership	
Compensation and Succession (Chair)	3M Corporation	2006 — present
Executive	Abbott Laboratories	2006 — present
Nominating and Governance	United Continental Holdings	2001 — present



Jack M. Greenberg
Age 69
Director since 2002
Independent

Chairman of The Western Union Company, a money transfer service firm, since 2006. Chairman of Innerworkings, Inc., a global provider of print and promotional services, since June 2010. Chairman and Chief Executive Officer of McDonald's Corporation from 1999 until his retirement in 2002. Mr. Greenberg has also previously served as a director at Abbott Laboratories.

Mr. Greenberg brings extensive executive leadership and management experience to the Board. Mr. Greenberg's experience leading McDonald's Corporation, with its large franchise organization, and serving as Chairman and a board member of Western Union, with its worldwide independent network, provides valuable perspective in understanding today's global economy and its effect on Allstate and its customers, agencies, and operations across the U.S. and Canada. Mr. Greenberg's in-depth understanding of consumer-focused businesses is particularly relevant to Allstate. His experience in managing compensation programs and talent makes him a valued member of the compensation and succession committee. As a member of the audit committee, he draws on his extensive experience in evaluating financial statements and supervising financial and accounting executives as the Chief Financial Officer at McDonald's Corporation and his expertise as an attorney, a certified public accountant, and a member of the American Institute of Certified Public Accountants.

Key Areas of Experience:

- Corporate governance and compliance
- Customer service and innovation
- Risk management
- Experience in financial services or regulated industries
- Accounting and finance
- Strategy formation
- Executive compensation and talent management
- Leadership and management

Allstate Committee Membership	Public Board Membership	
Audit	Hasbro, Inc.	2003 — present
Compensation and Succession	Innerworkings, Inc.	2007 — present
	Manpower, Inc.	2003 — present
	The Western Union Company	2006 — present



Ronald T. LeMay
Age 66
Director since 1999
Independent

Mr. LeMay is President and Managing Director of Openair Equity Partners, LLC, a venture capital firm he formed in 2008 to make early-stage investments in wireless communications companies. Mr. LeMay also has been Chairman of October Capital since 2000, and Chairman of Razorback Capital since 2006. Both companies are private investment companies. He serves in various board and executive capacities in the portfolio companies of October Capital and Razorback Capital. Mr. LeMay has been Chief Executive Officer of MachineryLink, Inc. since March 2011. Mr. LeMay has been Chairman of Aircell Corporation since 2006, and served as its Chief Executive Officer from 2009 to 2010. Executive Chairman of E-Recycling Corporation since 2010. Mr. LeMay previously served as industrial partner of Ripplewood Holdings, LLC, a private equity fund, from 2003 to 2009, and as Executive Chairman and Chief Executive Officer of Last Mile Connections, Inc. from September 2005 and October 2006, respectively, until August 2009.

Mr. LeMay has broad operational and leadership experience as chairman of October Capital for more than ten years. His experience as a private equity executive provides insight into investment management strategies. His counsel is helpful in developing operational plans and related change management initiatives. Mr. LeMay's experience in the telecommunications field provides him with insight on highly regulated industries such as insurance and financial services, as well as the use of new technologies to drive innovation. His financial oversight and executive compensation experience make him an effective member of both the audit committee and the compensation and succession committee.

Key Areas of Experience:

- Technology
- Risk management
- Customer service and innovation
- Leadership and management
- Experience in financial services or regulated industries
- Investment management
- Strategy formation
- Executive compensation and talent management
- Corporate governance and compliance

Allstate Committee Membership	Public Board Membership	
Audit	Imation Corporation	1996 — present
Compensation and Succession		



Andrea Redmond
Age 56
Director since 2010
Independent

Independent consultant with more than 20 years of experience providing executive recruiting, succession planning, and talent management services. Previously, Ms. Redmond was managing director and co-head of the CEO/board services practice at Russell Reynolds Associates Inc., a global executive search firm, and led the firm's insurance practice for more than ten years. Ms. Redmond's civic involvement includes service as a director of Children's Memorial Hospital, Northwestern Memorial Hospital, and LivingWell Cancer Resource Center.

Ms. Redmond has extensive experience with succession planning and talent management from conducting numerous assignments to recruit and place chief executive officers in a number of high profile companies across industries, including financial services, technology, transportation, consumer products, and health care. She also has recruited directors for public and private corporate boards. Ms. Redmond's exposure to business issues across a wide range of industries provides a broad perspective on Allstate's strategic and operational priorities. Her experience helping companies identify and recruit leaders capable of building high performance organizations also is useful to the Board in evaluating Allstate's leadership, as well as recruiting new executives and directors, and has been valuable in her service on both the compensation and succession committee and nominating and governance committee.

Key Areas of Experience:
- Strategy formation
- Customer service and innovation
- Leadership and management
- Experience in financial services or regulated industries
- Corporate governance and compliance
- Executive compensation and talent management

Allstate Committee Membership	Public Board Membership
Compensation and Succession	None
Nominating and Governance	



H. John Riley, Jr.
Age 71
Director since 1998
Independent

Chairman of Cooper Industries, Ltd., a diversified manufacturer of electrical products, tools, and hardware, from 1996 until his retirement in 2006. Mr. Riley previously served Cooper Industries as Chairman and Chief Executive Officer from 1996 to 2005 and as Chairman, President and CEO from 1996 to 2004.

Mr. Riley has extensive executive leadership and management experience from nearly a decade of leading Cooper Industries, Ltd., a large publicly traded company. This experience, which is enhanced by his service on the board of Baker Hughes Incorporated as its lead director and as chair of its compensation committee, serves him well as our independent lead director and as a member of the nominating and governance committee and executive committee. Mr. Riley's background as former head of a worldwide manufacturer is valuable in evaluating how Allstate's operations and technology connect employees, agencies, and customers. Mr. Riley's service on the Allstate board since 1998, as well as his former leadership of our compensation and succession committee, provides him with keen insight into Allstate strategies and succession plans and makes him well qualified to serve as our independent lead director.

Key Areas of Experience:

- Technology
- Leadership and management
- Strategy formation
- Experience in financial services or regulated industries
- Executive compensation and talent management
- Corporate governance and compliance
- Customer service and innovation

Allstate Committee Membership	Public Board Membership	
Compensation and Succession	Baker Hughes, Inc.	1997 — present
Executive	Westlake Chemical Corporation	2007 — present
Nominating and Governance		



John W. Rowe
Age 66
Director since 2012
Independent

Chairman Emeritus of Exelon Corporation, one of the country's largest electric utilities. Mr. Rowe served as Chairman and Chief Executive Officer of Exelon Corporation since its formation in 2000 through the merger of PECO Energy and the parent of Commonwealth Edison until March 2012. Mr. Rowe has held chief executive officer positions at the New England Electric System and Central Maine Power Company, has served as general counsel of Consolidated Rail Corporation, and was a partner in the law firm Isham, Lincoln & Beale. Mr. Rowe has also previously served as a director at Sunoco, Inc.

As a senior executive in the utility industry, Mr. Rowe has extensive experience leading in a highly regulated industry, and he understands the challenges confronting Allstate in the complex insurance regulatory system. Through his service as the lead director on the board of Northern Trust Corporation, he has developed insight into the financial services industry in which Allstate operates. His expertise in strategy formation and execution will be useful to the Board in overseeing Allstate's current strategy to deliver stockholder value.

Key Areas of Experience:
- Corporate governance and compliance
- Executive compensation and talent management
- Customer service and innovation
- Experience in financial services or regulated industries
- Leadership and management
- Risk management
- Strategy formation

Allstate Committee Membership[1]	Public Board Membership	
	Northern Trust Corporation	2002 — present
	SunCoke Energy, Inc.	2012 — present

(1) Mr. Rowe was elected to the board on February 7, 2012, and has not been appointed to any committee as of the date of this filing.



Joshua I. Smith
Age 71
Director since 1997
Independent

Chairman and Managing Partner since 1999 of The Coaching Group, a management consulting firm. Previously, he was founder, Chairman and Chief Executive Officer of The MAXIMA Corporation, a consultancy that achieved a national reputation as one of the top African-American-owned and fastest-growing firms in the United States. Appointed by President George H.W. Bush, he has served as Chairman of the U.S. Commission on Minority Business Development, as a member of the Executive Committee of the 1990 Economic Summit of Industrialized Nations, and as a director of the John F. Kennedy Center for the Performing Arts. He was a Member of the Board of the Maryland Small Business Development Finance Authority and Chairman of a special Task Force on Minority Business Reform for the Governor of the State of Maryland. He was also Chairman of the National Urban Coalition and a member of the National Fundraising Campaign Committee of the NAACP.

With more than a decade of experience leading The Coaching Group, Mr. Smith has extensive executive leadership and management experience. In addition, he has considerable expertise with entrepreneurial enterprises, specifically with small, minority and women-owned businesses, which provides him with insights on managing Allstate's relationships with its agencies. As a member of the nominating and governance committee, Mr. Smith draws on his experience in evaluating corporate governance issues as a director of three large publicly traded companies. His experience as a coach, advisor, and consultant to chief executive officers gives him insights into effective executive leadership that make him a valued member of the compensation and succession committee.

Key Areas of Experience:
- Customer service and innovation
- Corporate governance and compliance
- Experience in financial services or regulated industries
- Executive compensation and talent management
- Leadership and management
- Strategy formation

Allstate Committee Membership	Public Board Membership	
Compensation and Succession	Caterpillar, Inc.	1993 — present
Nominating and Governance	Comprehensive Care Corporation	2009 — present
	Federal Express Corporation	1989 — present



Judith A. Sprieser
Age 58
Director since 1999
Independent

Chief Executive Officer of Transora, Inc., a technology software and services company from 2000 to 2005. Previously, Ms. Sprieser served in a number of key leadership roles for the Sara Lee Corporation from 1987 to 2000, including Executive Vice President, Chief Executive Officer of Sara Lee's Food Group, and prior to that as Chief Financial Officer. Ms. Sprieser has also previously served as a director of Adecco SA and USG Corporation.

Ms. Sprieser's leadership of Transora, Inc., a start-up technology software development and services company, provides her with important insights in evaluating Allstate's business operations and initiatives to drive change and innovation in the insurance and financial services markets. Her considerable experience in evaluating financial statements and supervising financial and accounting executives, which includes several years of service as chief financial officer of the Sara Lee Corporation, makes her particularly well-suited to serve as chair of the audit committee and as a member of the executive committee. As a member of the nominating and governance committee, she draws on her extensive experience in evaluating corporate governance issues on the boards of other publicly traded companies. Moreover, her service on the boards of international companies gives her insight into the global economy and its effect on Allstate's business operations across the U.S. and Canada.

Key Areas of Experience:
- Corporate governance and compliance
- Leadership and management
- Strategy formation
- Executive compensation and talent management
- Accounting and finance
- Risk management
- Experience in financial services or regulated industries

Allstate Committee Membership	Public Board Membership	
Audit (Chair)	Experian plc	2010 — present
Executive	InterContinental Exchange Inc.	2004 — present
Nominating and Governance	Reckitt Benckiser Group plc	2003 — present
	Royal Ahold NV	2006 — present



Mary Alice Taylor
Age 62
Director since 2000
Independent

Mrs. Taylor is an active independent business executive with extensive experience in senior executive positions with Fortune 100 companies. Before her retirement in 2000, she served as Chairman and Chief Executive Officer of Webvan Group, Inc. and as Chairman and Chief Executive Officer of HomeGrocer.com. Earlier, she was Corporate Executive Vice President of Citicorp and Senior Vice President at FedEx Corporation. Mrs. Taylor has served on several major public company boards. Currently, she sits on the board of Blue Nile, Inc., where she has been lead independent director since 2004, chairperson of its nominating and governance committee, and a member of its audit committee.

Allstate benefits from Mrs. Taylor's experience in top-level executive positions, including roles in technology, finance, operations, and distribution logistics at large publicly traded companies such as Citigroup and FedEx Corporation. Furthermore, Mrs. Taylor's supervisory experience in financial management roles makes her an effective member of the audit committee. As a member of the nominating and governance committee, Ms. Taylor draws on her experience in evaluating corporate governance issues from her years working as an executive and serving on the boards of large publicly traded companies.

Key Areas of Experience:
- Technology
- Strategy formation
- Leadership and management
- Experience in financial services or regulated industries
- Executive compensation and talent management
- Risk management
- Corporate governance and compliance

Allstate Committee Membership	Public Board Membership	
Audit	Blue Nile, Inc.	1999 — present
Nominating and Governance		



Thomas J. Wilson
Age 54
Director since 2006
Not Independent — Management

Chairman since May 2008 and President and Chief Executive Officer of Allstate since January 2007. Mr. Wilson previously served as President and Chief Operating Officer (2005 to 2007), President of Allstate Protection (2002 to 2006), and as Chairman and President of Allstate Financial (1999 to 2002). He joined Allstate in 1995 from Sears, Roebuck and Co., where he was Vice President of strategy and analysis.

Mr. Wilson's 17-year career with Allstate, culminating in his appointment as Chairman, President and Chief Executive Officer, is one in which he has been entrusted with a number of key leadership roles throughout the enterprise. Through these roles, he has developed a thorough and in-depth understanding of Allstate's business, including its employees, agencies, products, investments, customers, and investors. Operating profits grew rapidly during his leadership of Allstate Financial from 1999 to 2002. Allstate Protection grew auto market share and substantially increased underwriting income under Mr. Wilson's leadership from 2002 through 2006. In 2007, as president and chief executive officer, he led the creation and implementation of a risk and return optimization program which helped Allstate weather the financial market crisis which began in 2008. He also assembled and leads the senior leadership team.

Mr. Wilson also actively represents Allstate in the industry and community. He holds leadership positions in leading business organizations, including The Financial Services Roundtable (Chairman), the U.S. Chamber of Commerce (Executive Committee), and the Property-Casualty CEO Roundtable (Chairman). His civic involvement includes The Commercial Club of Chicago (Executive Committee), and board memberships at Rush University Medical Center, the Museum of Science and Industry, and Catalyst (a nonprofit organization working to advance women in business).

Key Areas of Experience:

- Leadership and management
- Strategy formation
- Marketing, innovation, and customer service
- Experience in financial services or regulated industries
- Executive compensation and talent management
- Risk management
- Accounting and finance
- Investment management

Allstate Committee Membership	Public Board Membership
Executive (Chair)	None

Proposal 2

Advisory Vote to Approve the Executive Compensation of the Named Executive Officers

Last year, you voted on how frequently we should have an advisory vote on executive compensation, typically known as a "say-on-pay" vote. In accordance with those voting results, we will conduct a say-on-pay vote every year at the annual meeting. A say-on-pay vote is required by section 14A of the Securities Exchange Act. Although the say-on-pay vote is non-binding, the Board and the compensation and succession committee will consider the voting results as part of its annual evaluation of our executive compensation program.

You may vote to approve or not approve the following advisory resolution on the executive compensation of the named executive officers.

RESOLVED, on an advisory basis, the stockholders of The Allstate Corporation approve the compensation of the named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis and accompanying tables and narrative on pages 23-53 of the Notice of 2012 Annual Meeting and Proxy Statement.

To be approved, a majority of shares present in person or represented by proxy at the meeting and entitled to vote on the proposal must be voted "FOR." Abstentions will be counted as shares present at the meeting and will have the effect of a vote against the proposal. Broker non-votes will not be counted as shares entitled to vote on the matter and will have no impact on the vote's outcome.

The Board of Directors recommends that you vote FOR the resolution to approve the compensation of the named executive officers. Please read the following *Executive Compensation* section for information necessary to inform your vote on this proposal.

Executive Compensation

Compensation Discussion and Analysis

Named Executives

Our Compensation Discussion and Analysis describes Allstate's executive compensation program, including total 2011 compensation for our named executives, who are listed below with titles as of December 31, 2011:

- Thomas J. Wilson — Chairman, President and Chief Executive Officer (CEO)
- Don Civgin — Executive Vice President and Chief Financial Officer (CFO)
- Judith P. Greffin — Executive Vice President and Chief Investment Officer of Allstate Insurance Company
- Suren Gupta — Executive Vice President — Technology & Operations of Allstate Insurance Company
- Matthew E. Winter — Senior Executive Vice President, Insurance Operations, and President and Chief Executive Officer, Allstate Financial
- Joseph P. Lacher, Jr. — Former President, Allstate Protection

2011 Say on Pay Vote Results

Stockholders approved the "say-on-pay" resolution last year with 57% of the votes cast in favor. Over the last year Tom Wilson, our chairman, met face-to-face with stockholders representing 30% of our outstanding stock, as well as with several proxy advisory firms, to gather additional feedback on executive compensation. We met with our stockholders throughout the year to obtain additional insight on compensation changes under consideration based on stockholder comments and current market practices. Those of our stockholders who felt changes to our compensation program were warranted supported the program changes we presented. We summarize the results of these discussions in the table below, noting differing feedback where our stockholders were not in consensus. The compensation and succession committee (Committee) considered the results of the stockholder vote, investor input, and current market practices when designing the compensation program for 2012.

Aspect of Compensation Program	Feedback	Compensation Program Changes for 2012
Benchmarking Target	Benchmarking target should not be above the 50th percentile of peer group.	We now use the 50th percentile as our benchmark for target compensation, replacing the former range of 50th to 75th percentiles.
Base Salary	No specific concerns noted.	
Annual Incentive Awards	Proxy statement should disclose the threshold and maximum goals for the annual incentive program.	Page 29 lists threshold, target, and maximum for the three performance measures for the annual incentive program.
Long-term Equity Incentives	Some stockholders believe that long-term equity incentives should be expanded beyond the impact of stock price changes on stock option valuations. Other stockholders said that the use of stock options was performance based compensation given the direct tie to stock price improvement.	Performance stock awards tied to achievement of performance measures were awarded instead of time-based restricted stock units beginning in 2012. The mix of long-term incentives changed from 35% restricted stock units and 65% stock options to 50% performance stock awards and 50% stock options.
Change-in-Control Agreements	Some stockholders said that excise tax gross-ups should be eliminated in all instances, not just in new arrangements. Other stockholders said reducing benefits and eliminating excise tax gross-ups could disincentivize executives from pursuing a potentially valuable change-in-control.	A new change-in-control plan that eliminated excise tax gross-ups and reduced severance benefits payable upon a qualifying termination following a change-in-control was implemented in 2011. In addition, beginning in 2012, equity awards have a "double-trigger;" that is they will not accelerate in the event of a change-in-control unless also accompanied by a qualifying termination of employment. See page 33 for more information.
Stock Ownership Guidelines		We adjusted stock ownership guidelines to accommodate the shift to performance stock awards beginning in 2012. We also implemented an additional requirement that 75% of net after-tax shares be retained until an executive meets the stock ownership guideline. See page 34 for more information.

The impact of some of these changes will not be reflected until 2012 executive compensation is reported in our 2013 proxy statement because many of the decisions summarized above were made after the 2011 advisory vote on executive compensation was conducted and after the 2011 executive compensation program had been developed and implemented.

Elements of 2011 Executive Compensation Program

As described above, we have made changes to our executive compensation program for 2012. The following table lists the elements of target direct compensation for our 2011 executive compensation program. The design balances fixed and variable compensation elements and provides alignment with both short and long-term business goals through annual and long-term incentives. Our incentives are designed to drive overall corporate performance, specific business unit strategies, and individual performance using operational measures that we correlate to stockholder value and align with our strategic vision and operating priorities.

	Element	Key Characteristics	Why We Pay This Element	How We Determine Amount	2011 Decisions
Fixed	Base salary	Fixed compensation component payable in cash. Reviewed annually and adjusted when appropriate.	Provide a base level of competitive cash compensation for executive talent.	Experience, job scope, market practice, individual performance.	Four of our six named executives received a salary increase in 2011 — see page 31.
Variable	Annual incentive awards	Variable compensation component payable in cash based on performance against annually established goals and assessment of individual performance.	Motivate and reward executives for performance on key strategic, operational, and financial measures over the year.	Company performance on three measures: • Adjusted underlying operating income • Book value per share • Growth in policies in multi-category households Individual contribution to performance.	Strong adjusted underlying operating income and an improvement in book value per share resulted in funding at 102.4% of target. Threshold performance was not achieved for multi-category households as management actions to improve returns in the homeowners business negatively impacted this measure. See page 29.
	Restricted Stock Units	RSUs vest over four years; 50% on the second anniversary of the grant date and 25% on each of the third and fourth anniversary dates.	Coupled with stock options, align the interests of executives with long-term shareholder value and retain executive talent.	Job scope, market practice, individual performance.	Eliminated usage of time vested RSUs in favor of performance stock awards beginning with 2012 awards.
	Stock Options	Nonqualified stock options that expire in ten years and become exercisable over four years; 50% on the second anniversary of the grant date and 25% on each of the third and fourth anniversary dates.	Coupled with RSUs, align the interests of executives with long-term shareholder value and retain executive talent.	Job scope, market practice, individual performance.	Beginning with the 2012 awards, stock options will make up 50% of the equity awards rather than the 65% for 2011, reflecting a move to balance the overall long-term equity incentives between stock options and performance stock awards. Vesting of stock options in a change-in-control was modified to "double-trigger" vesting.

Pay for Performance

Our compensation program is designed to deliver compensation in accordance with corporate, business unit, and individual performance. A significant percentage of each named executive's target total direct compensation is "pay at risk" through long-term equity awards and annual incentive awards that are linked to actual performance. The mix of compensation for 2011 for our CEO and the average of our other named executives, excluding Mr. Lacher, is shown in the charts below.

Mr. Wilson


Salary
11%
Annual
Incentive
22%
Restricted
Stock Units
23%
Stock
Options
44%
Pay at Risk

Average of Other Named Executives


Salary
19%
Annual
Incentive
21%
Restricted
Stock Units
21%
Stock
Options
39%
Pay at Risk

The table below summarizes the compensation that Mr. Wilson received in 2011. The table does not show the grant date fair value of equity awards granted in 2011, which is shown in the *Summary Compensation Table*, but instead shows the value of any stock options that were exercised and restricted stock units that vested in 2011. This table is intended to supplement the information in the *Summary Compensation Table*.

Supplemental Table of CEO Compensation Realized in 2011

Compensation Element	Target Compensation	Total Realized	Performance Results that Produced the Compensation
Base salary	$1,100,000	$1,100,000	The Committee did not increase Mr. Wilson's base salary in 2011.
Annual Incentive Award	$2,200,000	$2,252,800	Strong adjusted underlying operating income and an improvement in book value per share resulted in funding at 102.4% of target. Threshold performance was not achieved for the growth in policies in multi-category households measure as management actions to improve returns in the homeowners business negatively impacted the measure.
Total Cash	$3,300,000	$3,352,800	
Stock Options	$0	$0	Mr. Wilson did not exercise any stock options in 2011.
Restricted Stock Units	$1,393,242	$825,335	Vesting of 22,385 restricted stock units granted in 2007. The amount in the target column is the grant date fair value of that award while the total realized represents the actual amount delivered on the vesting date, including dividends that were paid in years 2007 through 2010.
Total	**$4,693,242**	**$4,178,135**	

The chart below demonstrates the differences between the targeted and realized compensation amounts for the CEO for 2009, 2010, and 2011. The chart below includes the same compensation elements as the table above and also includes, for 2009 and 2010, target and realized values for the long-term cash incentive plan that has since been discontinued. The chart below utilizes the same approach as the table above for valuing equity awards. For restricted stock units, the chart includes the value realized upon the vesting of restricted stock units, including any dividends paid, in the realized amount and the corresponding grant date fair value of the same award in the target amount. The chart below does not contain any compensation realized upon the exercise of stock options since Mr. Wilson did not exercise any stock options during this time.


Target Compensation vs. Realized Compensation for the CEO
Thousands
$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
$6,819
$4,125
$5,485
$3,043
$4,693
$4,178
2009
2010
2011
Target
Realized

Compensation Practices

The Committee monitors performance toward goals throughout the year and reviews executive compensation program design and executive pay levels annually. As part of that evaluation, independent compensation consultant Towers Watson provided executive compensation data, information on current market practices, and alternatives to consider when determining compensation for our named executives. The Committee benchmarked our executive compensation program design, executive pay, and performance against a group of peer insurance companies that are publicly traded and comparable to Allstate in product offerings, market segment, annual revenues, assets, and market value. The Committee believes Allstate competes against these companies for executive talent and stockholder investment. Towers Watson recommended no modifications to our peer group for 2011.

Peer Insurance Companies
ACE Ltd.
AFLAC Inc.
The Chubb Corporation
The Hartford Financial Services Group, Inc.
Lincoln National Corporation
Manulife Financial Corporation
MetLife Inc.
The Progressive Corporation
Prudential Financial, Inc.
The Travelers Companies, Inc.

In its executive pay discussions, the Committee also considered compensation information from S&P 100 companies with $15 billion to $60 billion in fiscal 2010 revenue. We compete with these publicly traded companies for executive talent. If compensation data was unavailable for certain executive positions, the Committee considered compensation surveys that provided information on companies of broadly similar size and business mix as Allstate, as well as companies with a broader market context.

The Committee uses the 50th percentile of our peer group as a guideline in setting the target total direct compensation of our named executives. Within the guideline, the Committee balances the various elements of compensation based on individual performance, job scope and responsibilities, experience, and market practices.

Mr. Wilson's compensation is evaluated by the independent compensation consultant in comparison to our peer group. In 2011, this analysis indicated that Mr. Wilson's target direct compensation was substantially below our benchmark guideline of the 50th percentile of our peer group.

Salary

Executive salaries are set by the Board based on the Committee's recommendations. In recommending executive base salary levels, the Committee uses the 50th percentile of our peer insurance companies as a guideline, which allows Allstate to compete effectively for executive talent. Annual merit increases for the named executives other than the CEO are based on evaluations of their performance by the CEO, Committee, and Board, using the average enterprise-wide merit increase as a guideline. An annual merit increase for the CEO is based on an evaluation of his performance and market conditions by the Committee and the Board.

Annual Cash Incentive Awards

In 2011 executives could earn an annual cash incentive award based on Allstate's achievement of performance measures during the year and assessments of individual performance.

In order to qualify annual incentive awards paid to our named executives as deductible performance-based compensation under section 162(m) of the Internal Revenue Code, the aggregate annual incentive awards earned by the named executives, except for the CFO, cannot exceed a pool equal to 1.0% of Adjusted Underlying Operating Income (defined on page 52). As CFO, Mr. Civgin is not covered by section 162(m) of the Internal Revenue Code. Therefore, Mr. Civgin's annual incentive award is not subject to the Adjusted Underlying Operating Income pool. For the other named executives, the maximum award that could be earned was a given percentage of the Adjusted Underlying Operating Income pool (but in no event greater than the $8.5 million maximum set forth in the Annual Executive Incentive Plan). The CEO can earn up to 45% of the pool, while the next two highest-paid named executives can earn up to 20% each, and the third highest-paid can earn up to 15% of the pool. These limits established the maximum annual cash incentive awards that could be paid while preserving deductibility under section 162(m). The Committee retained complete discretion to pay less than these maximum amounts, with actual awards based on the named executive's target annual incentive award opportunity and the achievement of performance measures and assessments of individual performance as described below.

Long-term Equity Incentive Awards

We grant equity awards to executives based on scope of responsibility, consistent with our philosophy that a significant amount of executive compensation should be in the form of equity and that a greater percentage of compensation should be tied to performance for executives who bear higher levels of responsibility for Allstate's performance. Additionally, from time to time, equity awards are also granted to attract new executives. The Committee annually reviews the mix of equity incentives provided to the named executives. Since 2009, the mix has consisted of 65% stock options and 35% restricted stock units, because we believe stock options are a form of performance-based incentive compensation, requiring growth in the stock price to deliver any value to an executive. The restricted stock units provide alignment with stockholder interests along with an effective retention incentive. As noted above, beginning with awards made in 2012, the mix of equity incentives will change to 50% performance stock awards and 50% stock options.

Timing of Equity Awards and Grant Practices

Typically, the Committee approves grants of equity awards on an annual basis during a meeting in the first quarter, after we announce fourth quarter and full-year results. The timing allows the Committee to align direct compensation elements with our performance and business goals. Throughout the year, the Committee grants equity incentive awards to newly hired or promoted executives, and in recognition of outstanding achievements.

Under authority delegated by the Board and Committee, equity incentive awards to employees other than executive officers also may be granted by an equity award committee, which currently consists of the CEO. The Committee receives a list of equity awards granted by the equity award committee at each regularly scheduled meeting. The equity award committee may grant restricted stock units and stock options to newly hired and promoted executives and in recognition of outstanding achievements. The grant date for awards to newly hired or promoted executives in 2011 was fixed as the first business day of a month following the later of committee action or the date of hire or promotion.

Performance Measures for 2011

Allstate's shared vision is to meet the protection and retirement needs of consumers. Our strategy is to offer competitively differentiated products and services designed to meet the unique needs of each distinct customer segment. In the fourth quarter of 2011, we completed the acquisition of Esurance and Answer Financial, which positions us as the only insurer to serve all customer segments with unique value propositions based on whether they are brand-sensitive or brand-neutral, want an agent's advice, or prefer to do their own research on the Internet.

Our unique strategy


Brand Neutral
Encompass
Answer financial
Local Advice and Assistance
Self Serve
Allstate.
esurance
Brand Sensitive

In 2011, we delivered on our strategy to improve overall returns and offer unique products for different customer segments.

Corporate net income for 2011 was $788 million, or $1.51 per diluted share, compared to $928 million in 2010. The decrease was primarily due to higher catastrophe losses at Allstate Protection, partially offset by higher net income from Allstate Financial.

Allstate Protection did make significant progress on its strategy to maintain auto profitability and improve homeowners returns excluding catastrophes. Actions taken to improve homeowners profitability as well as auto profitability in Florida and New York did reduce Allstate brand policies in force, but were necessary to protect stockholder value. Customer relationships were broadened through increased life insurance sales and Good Hands[SM] Roadside Assistance.

Allstate Financial's 2011 performance reflected ongoing progress on its strategy to improve overall business returns while shifting the focus from spread-based products to underwritten products. Net income for 2011 was $586 million compared to $58 million for 2010.

Allstate Investments continued to apply a proactive approach to risk and return optimization throughout 2011, focusing on income and delivering solid total returns. Total portfolio yields were stable in 2011 despite a lower interest rate environment, reflecting yield enhancement actions, favorable limited partnership distributions and equity dividends.

For 2011 annual incentive awards, the Committee used a single enterprise-wide funding program based on three equally weighted performance measures. These measures are consistent with overall shareholder value creation, growth, and profitability, and encouraged success and collaboration across business units. The three measures also align with Allstate's strategy and operating priorities for 2011 related to improving overall returns, growing our business profitably, and broadening customer relationships. The three measures are shown in the table below.

2011 Annual Cash Incentive Award Performance Measures

Measure	Threshold	Target	Maximum	Actual Results	
Book Value per Share	$31.50	$37.40	$40.75	$36.41	91.6%
Adjusted Underlying Operating Income *(in millions)*	$2,700	$2,925	$3,300	$3,214	215.6%
Growth in Policies in Multi-Category Households	0	50,000	200,000	−36,232	0%
Payout*	50%	100%	250%	102.4% payout	

* Actual performance below threshold results in a 0% payout.

The ranges of performance for Book Value Per Share and Adjusted Underlying Operating Income were developed through statistical modeling and adjusted to reflect strategic priorities. Our models measured the variability of actual results so that the measures required superior performance to achieve maximum levels. The performance ranges were then calibrated against management expectations around business operations, risks and prospects, plans and budgets as well as industry and market trends.

The range of performance for the Growth in Policies in Multi-Category Households reflects our strategic priority to grow the number of our product lines represented in customer households. The threshold for this measure was aggressively set at zero despite the fact that actual results were a negative 200,000 in 2010. The focus on improving returns in the homeowners line made this goal unattainable despite dramatic improvements in geographies not burdened by this conflicting objective.

In calculating the overall funding of the plan, our achievement with respect to each performance measure was expressed as a percentage of the target goal, with interpolation applied between the threshold and target goals and between the target and maximum goals. The overall funding pool was calculated using the aggregate base salaries of all participants in the plan, as adjusted by any merit and promotional increases granted during the year on a prorated basis. The overall funding pool is the sum of the amounts as calculated below and the pool was utilized in a zero sum scheme.

Aggregate salaries**	×	Target award opportunity as a percentage of salary**	×	Actual performance interpolated relative to threshold and target on a range of 50% to 100% and relative to target and maximum on a range of 100% to 250%*	×	Weighting***

* Actual performance below threshold results in 0%

** Base salaries, as adjusted by any merit and promotional increases granted during the year on a prorated basis.

*** All three measures were equally weighted, so that collectively their weights added to 100%.

The Committee approved the annual incentive award performance measures and the threshold, target, and maximum ranges in the first quarter of 2011. After the end of the year, the Committee reviewed the extent to which we had achieved the various performance measures, evaluated each named executive's individual performance, and approved the actual amount of all cash incentive awards for our executive officers including the named executives. We paid the cash incentive awards in March 2012.

Compensation Decisions for 2011

Mr. Wilson

As stated in its charter, one of the Committee's most important responsibilities is to recommend the CEO's compensation to the Board. The Committee establishes the goals against which the CEO's performance for the year is evaluated and, in conjunction with the nominating and governance committee, evaluates the CEO's performance toward these goals. When reviewing performance relative to these goals, the Board discusses the Committee's recommendations in executive session, without the CEO present. The Committee fulfills its oversight responsibilities and provides meaningful recommendations to the Board by analyzing competitive compensation data provided by its independent executive compensation consultant and company performance data provided by senior management. The Committee reviews the various elements of the CEO's compensation in the context of his total compensation package, including salary, annual cash incentive awards, and long-term incentive awards, as well as the value of Allstate stock holdings, and then presents its recommendations to the Board within this total compensation framework.

Mr. Wilson's total compensation and the amount of each compensation element are driven by the design of our compensation plans, his years of experience, the scope of his duties, including his responsibilities for Allstate's overall strategic direction, performance, and operations, and the Committee's analysis of peer company CEO compensation and overall industry CEO compensation practices. Because of Mr. Wilson's leadership responsibilities, experience, and ultimate accountability for company performance, the Committee set a higher level of target total direct compensation than for other executive officers.

- *Salary.* In 2011, the Committee did not adjust Mr. Wilson's annual base salary of $1,100,000, which was effective in March 2010.
- *Incentive Targets.* Since Mr. Wilson's total target direct compensation was substantially below the guideline of the 50th percentile of our peer group, the Committee approved an increase to his annual incentive award opportunity for 2011 from 150% to 200% of base salary. The Committee did not adjust the target equity

incentive award opportunity for Mr. Wilson in 2011 which remained at 600% of base salary.

- *Annual Incentive Award.*
  - Under Mr. Wilson's leadership, in 2011 Allstate delivered on its strategy to improve overall returns and offer unique products for different customer segments. We completed the acquisition of Esurance and Answer Financial, which positions us as the only insurer to serve customers in each distinct consumer segment.
  - Allstate Financial performance reflected ongoing progress on its strategy to improve overall business returns while shifting the mix of business from spread based products to underwritten products.
  - Allstate Investments continued to apply a proactive approach to risk and return optimization throughout 2011, focusing on income and delivering solid returns.
  - The Committee approved an annual cash incentive award of $2,252,800 for Mr. Wilson based on its assessment of his performance in improving overall returns.
- *Equity Incentive Awards.* Based on the Committee's evaluation of Mr. Wilson's performance during 2010, the Committee granted him equity awards with a grant date fair value of $6,600,000 reflecting his target equity incentive award opportunity.
- *Target Total Direct Compensation.* The Committee continues to review Mr. Wilson's target total direct compensation against the benchmark guideline of the 50th percentile of our peers. Mr. Wilson's salary, annual cash incentive target of 200% of salary and long-term equity incentive target of 600% of salary places his target total direct compensation substantially below the 50th percentile of our peer group.

Other Named Executives

After year-end, Mr. Wilson evaluated the performance and contributions of each member of his senior leadership team, including each other named executive. Based on his review, Mr. Wilson recommended specific adjustments to salary and incentive targets as well as actual incentive awards. The recommendations were considered and approved by the Committee.

Mr. Civgin.

- *Salary.* The Committee approved an increase from $565,000, to $635,000, effective February 27, 2011, based on a combination of Mr. Civgin's individual performance in 2010 and salary market positioning relative to peers.
- *Incentive Targets.* To better align the mix of variable compensation elements with market for 2011, the Committee approved an increase in the target annual incentive award opportunity for Mr. Civgin from 100% to 110% of salary offset by a decrease in his target equity incentive award opportunity from 310% to 300% of salary.
- *Annual Incentive Award.* Mr. Civgin demonstrated strong leadership in the acquisition of Esurance and Answer Financial in 2011. Under Mr. Civgin's leadership Allstate continued to demonstrate excellent capital management results and continued to develop stronger relationships with its stockholders. The Committee approved an annual cash award of $750,000 for Mr. Civgin based on its assessment of his performance in improving overall returns and positioning Allstate to offer unique products for different customer segments.
- *Equity Incentive Award.* Based on the Committee's evaluation of Mr. Civgin's performance during 2010, the Committee granted him equity awards with a grant date fair value of $1,700,000 reflecting his target equity incentive award opportunity.

Ms. Greffin.

- *Salary.* The Committee approved an increase from $510,000 to $590,000 effective February 27, 2011, based on a combination of Ms. Greffin's individual performance in 2010 and salary market positioning.
- *Incentive Targets.* No changes were made to Ms. Greffin's incentive targets. Ms. Greffin's annual incentive opportunity was 110% of salary and the target equity incentive opportunity was 300% of salary.
- *Annual Incentive Award.* Under Ms. Greffin's leadership, Allstate Investments continued to apply a proactive approach to risk and return optimization, focusing on income and delivering solid total returns. In addition, in 2011, Allstate Investments was successful in outsourcing a significant portion of its investment technology platform to improve our execution capabilities. The Committee approved an annual cash award of $750,000 for Ms. Greffin based on its assessment of her performance in generating investment income and total returns and leading the investment platform initiative.

- *Equity Incentive Award.* Based on the Committee's evaluation of Ms. Greffin's performance during 2010, the Committee granted her equity awards with a grant date fair value of $1,530,000 aligned with her target equity incentive award opportunity.

Mr. Gupta.

- *Target Compensation.* The Committee set Mr. Gupta's salary and incentive targets when he joined Allstate in April 2011. Target compensation was set to reflect the external market for attracting superior talent. The Committee approved a salary of $525,000 for Mr. Gupta as well as target annual and equity incentive award opportunities of 85% and 255% of salary, respectively.
- *Annual Incentive Award.* For 2011, Mr. Gupta was eligible for an annual incentive award based on a full annual salary, rather than a salary pro rated for his April start date, to make-up for the cash incentive opportunity he forfeited when he left his prior employer. In a relatively short period of time, Mr. Gupta has improved the capabilities and organizational alignment of the technology and operating functions which serve Allstate. In addition, a strategy to enhance and accelerate the corporation's use of technology was developed in 2011. The committee approved an annual cash award of $500,000 for Mr. Gupta based on its assessment of his performance in improving capabilities and planning to enhance the use of technology.
- *Equity Incentive Award.* The Committee granted him equity awards with a grant date fair value of $1,000,000 aligned with his target equity incentive award opportunity on a pro rated basis to reflect a partial year of employment.
- *Sign-On Awards.* The Committee approved $750,000 in cash, $350,000 payable within 30 days of start date and the remainder payable on January 31, 2012, with a 24-month clawback for voluntary termination, and $650,000 in equity granted in April 2011, 50% in restricted stock units and 50% in stock options to replace unvested equity awards he forfeited with his previous employer.

Mr. Winter. In September 2011, Allstate reorganized to improve integration, accelerate speed to market, and enhance our ability to anticipate local market opportunities. As a result, Mr. Winter's responsibilities were expanded to include some Allstate Protection operational functions, such as claims and product operations, in addition to the oversight of Allstate Financial.

- *Salary.* The Committee approved an increase from $600,000 to $650,000 effective February 27, 2011, based on a combination of Mr. Winter's individual performance in 2010 and salary market positioning relative to peers. The Committee approved a promotional increase from $650,000 to $700,000 effective October 6, 2011, to reflect his expanded job scope and responsibilities.
- *Incentive Targets.* No changes were made to Mr. Winter's incentive targets during 2011. Mr. Winter's annual incentive target opportunity was 125% of salary and the target equity incentive opportunity was 350% of salary.
- *Annual Incentive Award.* In 2011, under Mr. Winter's leadership, Allstate Financial's results reflected ongoing progress on improving overall business returns while shifting focus from spread-based products to underwritten products. Allstate Protection made significant progress on its strategy to maintain auto profitability and improve homeowners returns. Allstate Financial operating income rose 11.1% to $529 million in 2011 from $476 million in 2010. The Committee approved an annual cash award of $1,000,000 for Mr. Winter based on its assessment of his performance in improving overall business returns for Allstate Financial, his initial work at Allstate Protection, and success in broadening customer relationships through Allstate agencies.
- *Equity Incentive Award.* Based on the Committee's evaluation of Mr. Winter's performance during 2010, the Committee granted him equity awards with a grant date fair value of $2,200,000. This reflects his strong performance in 2010 with an additional $100,000 in equity above his target equity incentive award opportunity.

Mr. Lacher. Mr. Lacher's employment with the corporation terminated effective July 17, 2011. Under the terms of his separation agreement, Mr. Lacher received two lump sum payments of $365,000 each, one payable in 2012, and he was not eligible to receive a 2011 annual incentive award. All previously granted equity incentive awards outstanding were forfeited.

Other Elements of Compensation

To remain competitive with other employers and to attract, retain, and motivate highly talented executives and other employees, we provide the benefits listed in the following table.

Benefit or Perquisite	Named Executives	Other Officers and Certain Managers	All Full-time and Regular Part-time Employees
401(k)[1] and defined benefit pension	•	•	•
Supplemental retirement benefit	•	•	
Health and welfare benefits[2]	•	•	•
Supplemental long term disability and executive physical program	•	•[3]	
Deferred compensation	•	•	
Tax preparation and financial planning services	•	•[4]	
Mobile phones, ground transportation, and personal use of aircraft[5]	•	•	

(1) Allstate contributed $.40 for every dollar of basic pre-tax deposits made in 2011 (up to 5% of eligible pay).

(2) Including medical, dental, vision, life, accidental death and dismemberment, long term disability, and group legal insurance.

(3) An executive physical program is available to all officers.

(4) All officers are eligible for tax preparation services. Financial planning services were provided only to the senior leadership team.

(5) Ground transportation is available to members of the senior leadership team only. In limited circumstances approved by the CEO, members of our senior leadership team are permitted to use our corporate aircraft for personal purposes. Mobile phones are available to members of the senior leadership team, other officers, certain managers, and certain employees depending on their job responsibilities.

Retirement Benefits

Each named executive participates in two different defined benefit pension plans. The Allstate Retirement Plan (ARP) is a tax qualified defined benefit pension plan available to all of our regular full-time and regular part-time employees who meet certain age and service requirements. The ARP provides an assured retirement income based on an employee's level of compensation and length of service at no cost to the employee. As the ARP is a tax qualified plan, federal tax law limits (1) the amount of an individual's compensation that can be used to calculate plan benefits and (2) the total amount of benefits payable to a plan participant on an annual basis. For certain employees, these limits may result in a lower benefit under the ARP than would have been payable otherwise. Therefore, the Supplemental Retirement Income Plan (SRIP) was formed to provide ARP-eligible employees whose compensation or benefit amount exceeds the federal limits with an additional defined benefit in an amount equal to what would have been payable under the ARP if the federal limits did not exist.

Change-in-Control and Post-Termination Benefits

Since a change-in-control or other triggering event may never occur, we do not view change-in-control benefits or post-termination benefits as compensation. Consistent with our compensation objectives, we offer these benefits to attract, motivate, and retain highly talented executives. A change-in-control of Allstate could have a disruptive impact on both Allstate and our executives. Our change-in-control benefits and post-termination benefits are designed to mitigate that impact and to maintain alignment between the interests of our executives and our stockholders.

As noted earlier, we substantially reduced our change-in-control benefits in 2011. The named executives who had previously been parties to certain change-in-control agreements agreed to become participants in a new change-in-control severance plan (CIC Plan). Compared with the previous arrangements, the CIC Plan eliminates all excise tax gross ups; eliminates the lump sum cash pension enhancement based on additional years of age, service, and compensation; and reduces for named executives other than the CEO the amount of cash severance payable from three to two times the sum of base salary and target annual incentive. As a point of reference, Mr. Wilson's change-in-control severance benefit on December 31, 2011, would have been $7.09 million greater if the lump sum cash pension enhancement had not been eliminated.

In order to receive the cash severance benefits under the CIC Plan following a change-in-control, a participant must have been terminated (other than for cause, death, or disability) or the participant must have terminated employment for good reason (such as adverse changes in the terms or conditions of employment, including a material reduction in base compensation, a material change in authority, duties, or responsibilities, or a material change in job location) within two years following a change-in-control. In addition, long-term equity incentive awards granted after 2011 will vest on an accelerated basis due to a change-in-control only if either Allstate terminates the executive's employment (other than for cause, death, or disability) or the executive terminates his or her employment for good reason within two years after the change-in-control (so-called "double-trigger" vesting).

The change-in-control and post-termination arrangements which are described in the *Potential Payments as a Result of Termination or Change-in-Control* section are not provided exclusively to the named executives. A larger group of management employees is eligible to receive many of the post-termination benefits described in that section.

Stock Ownership Guidelines

Because we believe management's interests must be linked with those of our stockholders, we instituted stock ownership guidelines in 1996 that require each of the named executives to own Allstate common stock worth a multiple of base salary. The Committee approved new guidelines effective February 20, 2012. The new guidelines provide that an executive must hold 75% of net after-tax shares received as equity compensation until his or her salary multiple guideline is met. The chart below shows the salary multiple guidelines and the equity holdings that count towards the requirement.

Name	Guideline	Status
Mr. Wilson	6x salary	✔ Meets guideline
Mr. Civgin	3x salary	✔ Meets guideline
Ms. Greffin	3x salary	✔ Meets guideline
Mr. Gupta	3x salary	Must hold 75% of net after-tax shares until guideline is met
Mr. Winter	3x salary	Must hold 75% of net after-tax shares until guideline is met
Mr. Lacher	—	—

What Counts Toward the Guideline	What Does not Count Toward the Guideline
• Allstate shares owned personally	• Unexercised stock options
• Shares held in the Allstate 401(k) Savings Plan	• Performance stock awards
• Restricted stock units	

We also have a policy on insider trading that prohibits all officers, directors, and employees from engaging in transactions in securities issued by Allstate or any of its subsidiaries that might be considered speculative or hedging, such as selling short or buying or selling options.

Impact of Tax Considerations on Compensation

We may take a tax deduction of no more than $1 million per executive for compensation paid in any year to our CEO and the three other most highly compensated executives, excluding our CFO, as of the last day of the fiscal year in which the compensation is paid, unless the compensation meets specific standards. We may deduct more than $1 million in compensation if the standards are met, including that the compensation is performance-based and paid under a plan that meets certain requirements. The Committee considers the impact of this rule in developing, implementing, and administering our compensation programs. However, this consideration must be balanced with our primary goal of structuring compensation programs to attract, motivate, and retain highly talented executives.

Our compensation programs are designed and administered so that payments to affected executives can be fully deductible. However, in light of the balance mentioned above and the need to maintain flexibility in administering compensation programs, we may authorize compensation in any year that exceeds $1 million and does not meet the required standards for deductibility. The amount of compensation paid in 2011 that was not deductible for tax purposes was $981,575.

Compensation Committee Report

The Compensation and Succession Committee has reviewed and discussed the Compensation Discussion and Analysis, contained on pages 23 through 35 of this proxy statement, with management and, based on such review and discussions, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

THE COMPENSATION AND SUCCESSION COMMITTEE

W. James Farrell (Chairman)

Robert D. Beyer
Ronald T. LeMay
Jack M. Greenberg
Andrea Redmond
Joshua I. Smith

SUMMARY COMPENSATION TABLE

The following table summarizes the compensation of the named executives for the last three fiscal years.

Name(1)	Year	Salary ($)(2)	Bonus ($)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(5)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(6)	All Other Compensation ($)(7)	Total ($)
Thomas J. Wilson									
(Chairman, President	2011	1,100,000	—	2,310,005	4,290,001	2,252,800	1,157,562(9)	69,448	11,179,816
and Chief Executive	2010	1,093,846	—	2,225,995	4,134,002	1,091,096	679,359	75,322	9,299,620
Officer)	2009	1,100,769	—	2,226,003	4,261,776	1,713,361	1,050,579	68,072	10,420,560
Don Civgin									
(Executive Vice	2011	624,231	—	594,998	1,104,996	750,000	29,270(10)	23,532	3,127,027
President and Chief	2010	562,692	—	596,759	1,108,246	400,000	20,648	27,013	2,715,358
Financial Officer)	2009	571,154	—	596,758	1,142,505	281,962	6,629	37,718	2,636,726
Judith P. Greffin									
(Executive Vice	2011	577,692	—	535,486	994,500	750,000	616,936(11)	32,156	3,506,770
President and Chief	2010	502,684	—	485,567	901,771	230,526	397,608	30,890	2,549,046
Investment Officer)	2009	480,235	—	415,566	795,631	967,731	545,867	27,740	3,232,770
Suren Gupta									
(Executive Vice President —									
Technology & Operations)	2011	383,654	350,000(8)	674,991	975,004	500,000	0	18,896	2,902,545
Matthew E. Winter									
(President and Chief									
Executive Officer —	2011	654,231	—	770,012	1,429,997	1,000,000	48,100(12)	44,180	3,946,520
Allstate Financial)	2010	600,000	—	734,994	1,365,002	1,212,300	3,833	35,159	3,951,288
Joseph P. Lacher, Jr.									
(Former President —	2011	380,769	—	743,763(13)	1,381,254(13)	0	16,797(14)	404,464	2,927,047
Allstate Protection)	2010	650,000	—	796,244(13)	1,478,753(13)	250,000	3,908	42,490	3,221,395

(1) Messrs. Lacher and Winter were not named executives for 2009 and Mr. Gupta was not a named executive for 2009 and 2010.

(2) Reflects amounts for 2009 that were paid in 2009 but which included amounts earned in 2008, due to the timing of Allstate's payroll cycle.

(3) The aggregate grant date fair value of restricted stock unit awards computed in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 718 (ASC 718). The number of restricted stock units granted in 2011 to each named executive is provided in the *Grants of Plan-Based Awards* table on page 39. The fair value of restricted stock unit awards is based on the final closing price of Allstate's stock as of the date of grant, which in part reflects the payment of expected future dividends. (See note 18 to our audited financial statements for 2011.) This amount reflects an accounting expense and does not correspond to actual value that will be realized by the named executives.

(4) The aggregate grant date fair value of option awards computed in accordance with FASB ASC 718. The fair value of each option award is estimated on the date of grant using a binomial lattice model and the assumptions as set forth in the following table:

	2011	2010	2009
Weighted average expected term	7.9 years	7.8 years	8.1 years
Expected volatility	22.1 - 53.9%	23.7 - 52.3%	26.3 - 79.2%
Weighted average volatility	35.1%	35.1%	38.3%
Expected dividends	2.5 - 3.7%	2.4 - 2.8%	2.6%
Weighted average expected dividends	2.7%	2.6%	2.6%
Risk-free rate	0.0 - 3.5%	0.1 - 3.9%	0.0 - 3.7%

(See note 18 to our audited financial statements for 2011.) The number of options granted in 2011 to each named executive is provided in the Grants of Plan-Based Awards table on page 39. This amount reflects an accounting expense and does not correspond to actual value that will be realized by the named executives.

(5) Amounts in this column for 2009 and 2010 include amounts earned under the annual executive incentive plan and the long-term executive incentive compensation plan. There was no 2011 payout from the long-term executive incentive compensation plan as it was discontinued; the last

pay cycle was 2008-2010. Annual cash incentive awards are paid in the year following performance. The breakdown for each component is as follows:

	Annual Cash Incentive Award		Long-term Cash Incentive Award	
Name	Year	Amount	Cycle	Amount
Mr. Wilson	2011	$2,252,800	—	—
	2010	$1,091,096	2008-2010	$0
	2009	$950,000	2007-2009	$763,361
Mr. Civgin	2011	$750,000	—	—
	2010	$400,000	2008-2010	$0
	2009	$281,962	2007-2009	$0
Ms. Greffin	2011	$750,000	—	—
	2010	$230,526	2008-2010	$0
	2009	$862,477	2007-2009	$105,254
Mr. Gupta	2011	$500,000	—	—
Mr. Winter	2011	$1,000,000	—	—
	2010	$1,212,300	2008-2010	$0
Mr. Lacher	2011	$0	—	—
	2010	$250,000	2008-2010	$0

(6) Amounts reflect the aggregate increase in actuarial value of the pension benefits as set forth in the Pension Benefits table, accrued during 2011, 2010, and 2009. These are benefits under the Allstate Retirement Plan (ARP) and the Supplemental Retirement Income Plan (SRIP). Non-qualified deferred compensation earnings are not reflected since our Deferred Compensation Plan does not provide above-market earnings. The pension plan measurement date is December 31. (See note 17 to our audited financial statements for 2011.)

(7) The *All Other Compensation for 2011 — Supplemental Table* provides details regarding the amounts for 2011 for this column.

(8) As part of his sign-on bonus, Mr. Gupta received $750,000 in cash, $350,000 payable within 30 days of his start date and the remainder payable on January 31, 2012. If Mr. Gupta voluntarily terminates his employment within 24 months of his hiring date, this bonus must be fully reimbursed to Allstate.

(9) Reflects increases in the actuarial value of the benefits provided to Mr. Wilson under the ARP and SRIP of $117,603 and $1,039,959, respectively. The increases resulted from $295,987 of accrual for one year with the remaining increase due to changes in the discount and interest rates and one year of interest.

(10) Reflects increases in the actuarial value of the benefits provided to Mr. Civgin under the ARP and SRIP of $6,984 and $22,286, respectively. The increases resulted from $25,277 of annual pay credit and one year of interest with the remaining increase due to changes in the discount and interest rates.

(11) Reflects increases in the actuarial value of the benefits provided to Ms. Greffin under the ARP and SRIP of $124,761 and $492,175, respectively. The increases resulted from $127,032 of accrual for one year with the remaining increase due to changes in the discount and interest rates and one year of interest.

(12) Reflects increases in the actuarial value of the benefits provided to Mr. Winter under the ARP and SRIP of $6,300 and $41,800, respectively. The increases resulted from $45,687 of annual pay credit and one year of interest with the remaining increase due to changes in the discount and interest rates.

(13) All equity awards granted to Mr. Lacher since his hire date were forfeited upon his separation from the corporation on July 17, 2011.

(14) Reflects increases in actuarial value of the benefits provided to Mr. Lacher under the ARP and SRIP of $6,300 and $10,497, respectively. Mr. Lacher was not vested in this amount prior to his separation from the corporation.

ALL OTHER COMPENSATION FOR 2011 — SUPPLEMENTAL TABLE

(In dollars)

The following table describes the incremental cost of other benefits provided in 2011 that are included in the "All Other Compensation" column.

Name	Personal Use of Aircraft(1)	401(k) Match(2)	Other(3)	Total All Other Compensation
Mr. Wilson	32,606	4,900	31,942	69,448
Mr. Civgin	0	4,900	18,632	23,532
Ms. Greffin	0	4,900	27,256	32,156
Mr. Gupta	0	1,798	17,098	18,896
Mr. Winter	0	4,531	39,649	44,180
Mr. Lacher	0	0	404,464	404,464

(1) The amount reported for personal use of aircraft is based on the incremental cost method, which is calculated based on Allstate's average variable costs per flight hour. Variable costs include fuel, maintenance, on-board catering, landing/ramp fees, and other miscellaneous variable costs. The total annual variable costs are divided by the annual number of flight hours flown by the aircraft to derive an average variable cost per flight hour. This average variable cost per flight hour is then multiplied by the flight hours flown for personal use to derive the incremental cost. This method of calculating the incremental cost excludes fixed costs that do not change based on usage, such as pilots' and other employees' salaries, costs incurred in purchasing the aircraft, and non-trip related hangar expenses.

(2) Each of the named executives participated in our 401(k) plan during 2011. The amount shown is the amount allocated to their accounts as employer matching contributions. Messrs. Gupta and Winter will not be vested in the employer matching contribution until they have completed three years of vesting service.

(3) "Other" consists of premiums for group life insurance and personal benefits and perquisites consisting of mobile phones, tax preparation services, financial planning, executive physicals, ground transportation, and supplemental long-term disability coverage, and for Messrs. Lacher and Winter, $22,939 and $9,620, respectively, for reimbursement of taxes related to relocation expenses. (Tax assistance for certain relocation benefits is a standard component of our relocation program available to all employees.) Messrs. Lacher and Winter also received amounts for relocation that are not reflected in other compensation because they are part of the standard relocation package available to all employees. In addition, Mr. Lacher received a $365,000 severance payment in 2011 in relation to his separation from Allstate. There was no incremental cost for the use of mobile phones. We provide supplemental long-term disability coverage to all regular full-time and regular part-time employees whose annual earnings exceed the level which produces the maximum monthly benefit provided by the long-term disability plan. This coverage is self-insured (funded and paid for by Allstate when obligations are incurred). No obligations for the named executives were incurred in 2011, and therefore, no incremental cost is reflected in the table.

GRANTS OF PLAN-BASED AWARDS AT FISCAL YEAR-END 2011(1)

The following table provides information about non-equity incentive plan awards and equity awards granted to our named executives during fiscal year 2011.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value ($)(4)	
Name	Grant Date	Plan Name	Threshold ($)	Target ($)	Maximum ($)	(#)	(#)	($/ Shr)(3)	Stock Awards	Option Awards
Mr. Wilson	—	Annual cash incentive	1,100,000	2,200,000	8,500,000					
	February 22, 2011	Restricted stock units				72,779			2,310,005	
	February 22, 2011	Stock options					447,808	31.74		4,290,001
Mr. Civgin	—	Annual cash incentive	343,327	686,654	1,716,635					
	February 22, 2011	Restricted stock units				18,746			594,998	
	February 22, 2011	Stock options					115,344	31.74		1,104,996
Ms. Greffin	—	Annual cash incentive	317,731	635,461	4,821,000					
	February 22, 2011	Restricted stock units				16,871			535,486	
	February 22, 2011	Stock options					103,810	31.74		994,500
Mr. Gupta	—	Annual cash incentive	223,125	446,150	6,428,000					
	May 2, 2011	Restricted stock units				19,923			674,991	
	May 2, 2011	Stock options					92,593	33.88		975,004
Mr. Winter	—	Annual cash incentive	408,894	817,788	6,428,000					
	February 22, 2011	Restricted stock units				24,260			770,012	
	February 22, 2011	Stock options					149,269	31.74		1,429,997
Mr. Lacher(5)	—	Annual cash incentive	0	0	0					
	February 22, 2011	Restricted stock units				23,433			743,763	
	February 22, 2011	Stock options					144,181	31.74		1,381,254

(1) Awards under the Annual Executive Incentive Plan and the 2009 Equity Incentive Plan.

(2) The amounts in these columns consist of the threshold, target, and maximum annual cash incentive awards for the named executives. The threshold amount for each named executive is 50% of target, as the minimum amount payable if threshold performance is achieved. If threshold is not achieved, the payment to named executives would be zero. The target amount is based upon achievement of the performance measures listed in the *2011 Annual Cash Incentive Awards Performance Measures* table on page 30. The maximum amount payable to the named executives, except Mr. Civgin, is the lesser of a stockholder approved maximum of $8.5 million under the Annual Executive Incentive Plan or a percentage of the award pool, which varies by executive. The award pool is equal to 1.0% of Adjusted Underlying Operating Income with award opportunities capped at 45% of the pool for Mr. Wilson, 15% of the pool for Ms. Greffin, and 20% of the pool for Messrs. Gupta and Winter. Mr. Civgin does not participate in the adjusted underlying operating income pool. Adjusted Underlying Operating income is defined on page 52.

(3) The exercise price of each option is equal to the fair market value of Allstate's common stock on the date of grant. Fair market value is equal to the closing sale price on the date of grant or, if there was no such sale on the date of grant, then on the last previous day on which there was a sale.

(4) The aggregate grant date fair value of the February 22, 2011, restricted stock units was $31.74 and stock option awards was $9.58, computed in accordance with FASB ASC 718. The aggregate grant date fair value of the May 2, 2011, restricted stock units was $33.88 and stock option awards was $10.53, computed in accordance with FASB ASC 718. The assumptions used in the valuation are discussed in footnotes 3 and 4 to the *Summary Compensation Table* on page 36.

(5) Mr. Lacher's employment terminated effective July 17, 2011. Mr. Lacher was not eligible to earn an award under the 2011 Annual Executive Incentive Plan, and all of the equity awards granted to him in 2011 were forfeited, along with all other equity awards granted to him since his hire date.

Stock options

Stock options represent an opportunity to buy shares of our stock at a fixed exercise price at a future date. We use them to align the interests of our executives with long-term stockholder value, as the stock price must appreciate from the date of grant for the executives to profit. Under our stockholder-approved equity incentive plan, the exercise price cannot be less than the fair market value of a share on the date of grant. Stock option repricing is not permitted. In other words, without an event such as a stock split, if the Committee cancels an award and substitutes a new award, the exercise price of the new award cannot be less than the exercise price of the cancelled award. All stock option awards have been made in the form of nonqualified stock options. The options granted to the named executives in 2011 become exercisable over four years: 50% on the second anniversary of the grant date and 25% on each of the third and fourth anniversary dates, and expire in ten years, except in certain change-in-control situations or under other special circumstances approved by the Committee.

Restricted stock units

Each restricted stock unit represents our promise to transfer one fully vested share of stock in the future if and when the restrictions expire (when the unit "vests"). Because restricted stock units are based on and payable in stock, they reinforce the alignment of interests of our executives and our stockholders. In addition, restricted stock units provide a retention incentive because they have a real, current value that is forfeited in most circumstances if an executive terminates employment before the restricted stock units vest. Under the terms of the restricted stock unit awards, the executives have only the rights of general unsecured creditors of Allstate and no rights as stockholders until delivery of the underlying shares. The restricted stock units granted to the named executives in 2011 vest over four years: 50% on the second anniversary of the grant date and 25% on each of the third and fourth anniversary dates, except in certain change-in-control situations or under other special circumstances approved by the Committee. The restricted stock units granted to the named executives in 2011 include the right to receive previously accrued dividend equivalents when the underlying restricted stock unit vests.

Outstanding Equity Awards at Fiscal Year-End 2011

The following table summarizes the outstanding equity awards of the named executives as of December 31, 2011.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2011

		Option Awards[1]				Stock Awards		
Name	Option Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable[2]	Number of Securities Underlying Unexercised Options (#) Unexercisable[3]	Option Exercise Price	Option Expiration Date	Stock Award Grant Date	Number of Shares or Units of Stock That Have Not Vested(#)[4]	Market Value of Shares or Units of Stock That Have Not Vested[5]
Mr. Wilson	Feb. 07, 2002	97,750	0	$33.38	Feb. 07, 2012			
	Feb. 07, 2003	101,000	0	$31.78	Feb. 07, 2013			
	Feb. 06, 2004	97,100	0	$45.96	Feb. 06, 2014			
	Feb. 22, 2005	98,976	0	$52.57	Feb. 22, 2015			
	June 01, 2005	100,000	0	$58.47	June 01, 2015			
	Feb. 21, 2006	66,000	0	$53.84	Feb. 21, 2016			
	Feb. 21, 2006	124,000	0	$53.84	Feb. 21, 2016			
	Feb. 20, 2007	262,335	0	$62.24	Feb. 20, 2017			
	Apr. 30, 2007	37,091*	0	$62.32	Feb. 07, 2012			
	Feb. 26, 2008	253,737	84,579	$48.82	Feb. 26, 2018	Feb. 26, 2008	36,705	$1,006,084
	Feb. 27, 2009	375,818	375,818	$16.83	Feb. 27, 2019	Feb. 27, 2009	132,264	$3,625,356
	Feb. 22, 2010	0	417,576	$31.41	Feb. 22, 2020	Feb. 22, 2010	70,869	$1,942,519
	Feb. 22, 2011	0	447,808	$31.74	Feb. 22, 2021	Feb. 22, 2011	72,779	$1,994,873
								Aggregate Market Value
								$8,568,832
Mr. Civgin	Sep. 08, 2008	48,750	16,250	$46.48	Sep. 08, 2018	Sep. 08, 2008	4,300[6]	$117,863
	Feb. 27, 2009	100,750	100,750	$16.83	Feb. 27, 2019	Feb. 27, 2009	35,458	$971,904
	Feb. 22, 2010	0	111,944	$31.41	Feb. 22, 2020	Feb. 22, 2010	18,999	$520,763
	Feb. 22, 2011	0	115,344	$31.74	Feb. 22, 2021	Feb. 22, 2011	18,746	$513,828
								Aggregate Market Value
								$2,124,357
Ms. Greffin	Feb. 07, 2002	4,000	0	$33.38	Feb. 07, 2012			
	Mar. 12, 2002	18,217	0	$36.61	Mar. 12, 2012			
	Feb. 07, 2003	1,346	0	$31.78	Feb, 07, 2013			
	Mar. 11, 2003	3,614	0	$31.22	Mar. 11, 2013			
	Feb. 06, 2004	4,588	0	$45.96	Feb. 06, 2014			
	Mar. 09, 2004	20,714	0	$45.29	Mar. 09, 2014			
	Mar. 09, 2004	2,000	0	$45.29	Mar. 09, 2014			
	Feb. 22, 2005	15,314	0	$52.57	Feb. 22, 2015			
	Feb. 22, 2005	4,720	0	$52.57	Feb. 22, 2015			
	Feb. 21, 2006	19,919	0	$53.84	Feb. 21, 2016			
	Feb. 21, 2006	4,723	0	$53.84	Feb. 21, 2016			
	Feb. 20, 2007	21,291	0	$62.24	Feb. 20, 2017			
	Feb. 20, 2007	4,854	0	$62.24	Feb. 20, 2017			
	Jul. 17, 2007	3,660	0	$60.42	Jul. 17, 2017			
	Feb. 26, 2008	51,273	17,092	$48.82	Feb. 26, 2018	Feb. 26, 2008	7,417	$203,300
	Feb. 26, 2008	21,223	7,075	$48.82	Feb. 26, 2018	Feb. 26, 2008	3,070	$84,149
	Aug. 11, 2008	10,687	3,563	$46.56	Aug. 11, 2018	Aug. 11, 2008	1,500	$41,115
	Feb. 27, 2009	70,161	70,162	$16.83	Feb. 27, 2019	Feb. 27, 2009	24,692	$676,808
	Feb. 22, 2010	0	91,088	$31.41	Feb. 22, 2020	Feb. 22, 2010	15,459	$423,731
	Feb. 22, 2011	0	103,810	$31.74	Feb. 22, 2021	Feb. 22, 2011	16,871	$462,434
								Aggregate Market Value
								$1,891,537

	Option Awards(1)						Stock Awards	
Name	Option Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable(2)	Number of Securities Underlying Unexercised Options (#) Unexercisable(3)	Option Exercise Price	Option Expiration Date	Stock Award Grant Date	Number of Shares or Units of Stock That Have Not Vested(#)(4)	Market Value of Shares or Units of Stock That Have Not Vested(5)
Mr. Gupta	May 02, 2011	0	92,593	$33.88	May 02, 2021	May 2, 2011	19,923	$546,089
								Aggregate Market Value
								$546,089
Mr. Winter	Nov. 02, 2009	16,770	16,770	$29.64	Nov. 02, 2019	Nov. 02, 2009	5,904	$161,829
	Feb. 22, 2010	0	137,879	$31.41	Feb. 22, 2020	Feb. 22, 2010	23,400	$641,394
	Feb. 22, 2011	0	149,269	$31.74	Feb. 22, 2021	Feb. 22, 2011	24,260	$664,967
								Aggregate Market Value
								$1,468,189
Mr. Lacher(7)	—	—	—	—	—	—	—	—

(1) The options granted in 2011 and 2010 vest over four years: 50% on the second anniversary date and 25% on each of the third and fourth anniversary dates. The other options vest in four installments of 25% on each of the first four anniversaries of the grant date. The exercise price of each option is equal to the fair market value of Allstate's common stock on the date of grant. For options granted prior to 2007, fair market value is equal to the average of high and low sale prices on the date of grant. For options granted in 2007 and thereafter, fair market value is equal to the closing sale price on the date of grant. In each case, if there was no sale on the date of grant, fair market value is calculated as of the last previous day on which there was a sale. An asterisk (*) denotes reload options issued to replace shares tendered in payment of the exercise price of prior option awards. These reload options are subject to the same vesting terms and expiration dates as the original options including becoming exercisable in four annual installments beginning one year after the reload option grant date. For option awards granted after 2003, the Committee eliminated the reload feature, and no new option awards will contain a reload feature.

(2) The aggregate value and aggregate number of exercisable in-the-money options as of December 31, 2011, for each of the named executives is as follows: Mr. Wilson $3,976,154 (375,818 aggregate number exercisable), Mr. Civgin $1,065,935 (100,750 aggregate number exercisable), Ms. Greffin $742,303 (70,161 aggregate number exercisable), Mr. Gupta $0 (0 aggregate number exercisable), Mr. Winter $0 (0 aggregate number exercisable).

(3) The aggregate value and aggregate number of unexercisable in-the-money options as of December 31, 2011, for each of the named executives is as follows: Mr. Wilson $3,976,154 (375,818 aggregate number unexercisable), Mr. Civgin $1,065,935 (100,750 aggregate number unexercisable), Ms. Greffin $742,314 (70,162 aggregate number unexercisable), Mr. Gupta $0 (0 aggregate number unexercisable), Mr. Winter $0 (0 aggregate number unexercisable).

(4) The restricted stock unit awards granted in 2010 and 2011 vest over four years: 50% on the second anniversary of the grant date and 25% on each of the third and fourth anniversary dates. The other restricted stock unit awards vest in one installment on the fourth anniversary of the grant date, unless otherwise noted.

(5) Amount is based on the closing price of our common stock of $27.41 on December 30, 2011.

(6) Restricted stock units granted as a new hire award. 2,000 restricted stock units vested on the second anniversary of the grant date, and the remaining 4,300 restricted stock units vest on the fourth anniversary of the grant date.

(7) Mr. Lacher did not have any outstanding equity awards at fiscal year end 2011.

Option Exercises and Stock Vested at Fiscal Year-End 2011

The following table summarizes the options exercised by the named executives during 2011 and the restricted stock unit awards that vested during 2011.

OPTION EXERCISES AND STOCK VESTED AT FISCAL YEAR-END 2011

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Mr. Wilson	0	0	22,385	718,782
Mr. Civgin	0	0	0	0
Ms. Greffin	0	0	4,124	131,049
Mr. Gupta	0	0	0	0
Mr. Winter	0	0	0	0
Mr. Lacher	0	0	0	0

Retirement Benefits

Each named executive participates in two different defined benefit pension plans. The following table summarizes the named executives' pension benefits, which are calculated in the same manner as the change in pension value reflected in the *Summary Compensation Table.*

PENSION BENEFITS

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit[(1)(2)] ($)	Payments During Last Fiscal Year ($)
Mr. Wilson	Allstate Retirement Plan	18.8	537,380	0
	Supplemental Retirement Income Plan	18.8	5,516,532	0
Mr. Civgin	Allstate Retirement Plan	3.3	12,866	0
	Supplemental Retirement Income Plan	3.3	43,681	0
Ms. Greffin	Allstate Retirement Plan	21.3	549,018	0
	Supplemental Retirement Income Plan	21.3	2,502,308	0
Mr. Gupta[(3)]	Allstate Retirement Plan	0.8	0	0
	Supplemental Retirement Income Plan	0.8	0	0
Mr. Winter[(3)]	Allstate Retirement Plan	2.2	6,300	0
	Supplemental Retirement Income Plan	2.2	45,633	0
Mr. Lacher[(4)]	Allstate Retirement Plan	1.75	6,300	0
	Supplemental Retirement Income Plan	1.75	14,405	0

(1) These amounts are estimates and do not necessarily reflect the actual amounts that will be paid to the named executives, which will be known only at the time they become eligible for payment. Accrued benefits were calculated

as of December 31, 2011, and used to calculate the present value of accumulated benefits at December 31, 2011. December 31 is our pension plan measurement date used for financial statement reporting purposes.

The amounts listed in this column are based on the following assumptions:

- Discount rate of 5.25%, payment form assuming 80% paid as a lump sum and 20% paid as an annuity, lump-sum/annuity conversion segmented interest rates of 4.75% for the first five years, 6.25% for the next 15 years, and 6.75% for all years after 20 and the 2012 combined static Pension Protection Act funding mortality table with a blend of 50% males and 50% females (as required under the Internal Revenue Code), and post-retirement mortality for annuitants using the 2012 Internal Revenue Service mandated annuitant table; these are the same as those used for financial reporting year-end disclosure as described in the notes to Allstate's consolidated financial statements. (See note 17 to our audited financial statements for 2011.)
- Based on guidance provided by the Securities and Exchange Commission, we have assumed a normal retirement age of 65 under both the ARP and SRIP, regardless of any announced or anticipated retirements.
- No assumption for early termination, disability, or pre-retirement mortality.

(2) The figures shown in the table above reflect the present value of the current accrued pension benefits calculated using the assumptions described in the preceding footnote. If the named executives' employment terminated on December 31, 2011, the lump sum present value of the non-qualified pension benefits for each named executive earned through December 31, 2011, is shown in the following table:

Name	Plan Name	Lump Sum Amount ($)
Mr. Wilson	Supplemental Retirement Income Plan	$6,683,270
Mr. Civgin	Supplemental Retirement Income Plan	$43,681
Ms. Greffin	Supplemental Retirement Income Plan	$3,084,597
Mr. Gupta	Supplemental Retirement Income Plan	$0
Mr. Winter	Supplemental Retirement Income Plan	$45,633
Mr. Lacher	Supplemental Retirement Income Plan	$0

The amount shown is based on the lump sum methodology (i.e., interest rate and mortality table) used by the Allstate pension plans in 2012, as required under the Pension Protection Act. Specifically, the interest rate for 2012 is based on 100% of the average corporate bond segmented yield curve from August of the prior year. The mortality table for 2012 is the 2012 combined static Pension Protection Act funding mortality table with a blend of 50% males and 50% females, as required under the Internal Revenue Code.

(3) Messrs. Gupta and Winter are not currently vested in the Allstate Retirement Plan or the Supplemental Retirement Income Plan.

(4) Mr. Lacher was not vested in the Allstate Retirement Plan or the Supplemental Retirement Income Plan as of the date his employment terminated, July 17, 2011. The present values were determined based on his nonvested benefit.

The benefits and value of benefits shown in the *Pension Benefits* table are based on the following material factors:

Allstate Retirement Plan (ARP)

The ARP has two different types of benefit formulas (final average pay and cash balance) which apply to participants based on their date of hire or the individual choices they made before a cash balance plan was introduced on January 1, 2003. Of the named executives, Messrs. Civgin, Gupta, and Winter are eligible to earn cash balance benefits. Benefits under the final average pay formula are earned and stated in the form of a straight life annuity payable at the normal retirement age 65. Participants who earn final average pay benefits may do so under one or more benefit formulas based on when they became ARP members and their years of service.

Ms. Greffin and Mr. Wilson have earned ARP benefits under the post-1988 final average pay formula which is the sum of the Base Benefit and the Additional Benefit, as defined as follows:

- Base Benefit=1.55% of the participant's average annual compensation, multiplied by credited service after 1988 (limited to 28 years of credited service)
- Additional Benefit=0.65% of the amount, if any, of the participant's average annual compensation that exceeds the participant's covered compensation (the average of the maximum annual salary taxable for Social Security over the 35-year period ending the year the participant would reach Social Security retirement age) multiplied by credited service after 1988 (limited to 28 years of credited service)

For participants eligible to earn cash balance benefits, pay credits are added to the cash balance account on a quarterly basis as a percent of compensation and based on the participant's years of vesting service as follows:

Cash Balance Plan Pay Credits

Vesting Service	Pay Credit %
Less than 1 year	0%
1 year, but less than 5 years	2.5%
5 years, but less than 10 years	3%
10 years, but less than 15 years	4%
15 years, but less than 20 years	5%
20 years, but less than 25 years	6%
25 years or more	7%

Supplemental Retirement Income Plan ("SRIP")

SRIP benefits are generally determined using a two-step process: (1) determine the amount that would be payable under the ARP formula specified above if the federal limits described above did not apply, then (2) reduce the amount described in (1) by the amount actually payable under the ARP formula. The normal retirement date under the SRIP is age 65. If eligible for early retirement under the ARP, the employee also is eligible for early retirement under the SRIP.

Credited Service; Other Aspects of the Pension Plans

As has generally been Allstate's practice, no additional service credit beyond service with Allstate or its predecessors is granted under the ARP or the SRIP. Mr. Wilson has 18.8 years of combined service with Allstate and its former parent company, Sears, Roebuck and Co. As a result of his prior Sears service, a portion of Mr. Wilson's retirement benefits will be paid from the Sears pension plan. Consistent with the pension benefits of other employees with prior Sears service who moved to Allstate during the spin-off from Sears in 1995, Mr. Wilson's pension benefits under the ARP and the SRIP are calculated as if he had worked his combined Sears-Allstate career with Allstate, and then are reduced by amounts earned under the Sears pension plan.

For the ARP and SRIP, eligible compensation consists of salary, annual cash incentive awards, pre-tax employee deposits made to our 401(k) plan and our cafeteria plan, holiday pay, and vacation pay. Eligible compensation also includes overtime pay, payment for temporary military service, and payments for short term disability, but does not include long-term cash incentive awards or income related to equity awards. Compensation used to determine benefits under the ARP is limited in accordance with the Internal Revenue Code. For final average pay benefits, average annual compensation is the average compensation of the five highest consecutive calendar years within the last ten consecutive calendar years preceding the actual retirement or termination date.

Payment options under the ARP include a lump sum, straight life annuity, and various survivor annuity options. The lump sum under the final average pay benefit is calculated in accordance with the applicable interest rate and mortality as required under the Internal Revenue Code. The lump sum payment under the cash balance benefit is generally equal to a participant's cash balance account balance. Payments from the SRIP are paid in the form of a lump sum using the same interest rate and mortality assumptions used under the ARP.

Timing of Payments

Age 65 is the earliest retirement age that a named executive may retire with full retirement benefits under the ARP and SRIP. However, a participant earning final average pay benefits is entitled to an early retirement benefit on or after age 55 if he or she terminates employment after completing 20 or more years of service. A participant earning cash balance benefits who terminates employment with at least three years of vesting service is entitled to a lump sum benefit equal to his or her cash balance account balance. Currently, none of the named executives are eligible for an early retirement benefit.

As defined in the SRIP, SRIP benefits earned through December 31, 2004 (Pre 409A SRIP Benefits) are generally payable at the normal retirement age of 65.

Pre 409A SRIP Benefits may be payable at age 50 or later if disabled, following early retirement at age 55 or older with 20 years of service, or following death in accordance with the terms of the SRIP. SRIP benefits earned after December 31, 2004 (Post 409A SRIP Benefits) are paid on the January 1 following termination of employment after reaching age 55 (a minimum six month deferral period applies), or following death in accordance with the terms of the SRIP.

Eligible employees are vested in the normal ARP and SRIP retirement benefit on the earlier of the completion of five years of service or upon reaching age 65 (for participants with final average pay benefits) or the completion of three years of service or upon reaching age 65 (for participants whose benefits are calculated under the cash balance formula).

- Mr. Wilson's Pre 409A SRIP benefit would become payable at age 65 or following death or disability. Mr. Wilson's Post 409A Benefit would be paid on January 1, 2013, or following death. Mr. Wilson will turn 65 on October 15, 2022.
- Mr. Civgin's Post 409A Benefit would be paid on January 1, 2017, or following death. Mr. Civgin will turn 65 on May 17, 2026.
- Ms. Greffin's Pre 409A SRIP benefit would become payable at age 65 or following death or disability. Ms. Greffin's Post 409A Benefit would be paid on January 1, 2016, or following death. Ms. Greffin will turn 65 on August 16, 2025.
- Mr. Gupta's SRIP benefit is not currently vested but would become payable following death. Mr. Gupta will turn 65 on March 4, 2026.
- Mr. Winter's SRIP benefit is not currently vested but would become payable following death. Mr. Winter will turn 65 on January 22, 2022.
- Mr. Lacher's SRIP benefit was not vested prior to termination of employment and is not payable.

Non-Qualified Deferred Compensation

The following table summarizes the non-qualified deferred compensation contributions, earnings, and account balances of our named executives in 2011. All amounts relate to The Allstate Corporation Deferred Compensation Plan.

NON-QUALIFIED DEFERRED COMPENSATION AT FISCAL YEAR-END 2011

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)(1)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)(2)
Mr. Wilson	0	0	(8,596)	0	453,863
Mr. Civgin	0	0	0	0	0
Ms. Greffin	0	0	(40,171)	0	1,451,808
Mr. Gupta	0	0	0	0	0
Mr. Winter	0	0	0	0	0
Mr. Lacher	0	0	0	0	0

(1) Aggregate earnings were not included in the named executive's compensation in the last completed fiscal year in the *Summary Compensation Table.*

(2) There are no amounts reported in the *Aggregate Balance at Last FYE* column that previously were reported as compensation in the *Summary Compensation Table.*

In order to remain competitive with other employers, we allow the named executives and other employees whose annual compensation exceeds the amount specified in the Internal Revenue Code ($245,000 in 2011), to defer up to 80% of their salary and/or up to 100% of their annual cash incentive award that exceeds that amount under the Deferred Compensation Plan. Allstate does not match participant deferrals and does not guarantee a stated rate of return.

Deferrals under the Deferred Compensation Plan are credited with earnings or debited for losses based on the results of the investment option or options selected by the participants. The investment options available in 2011 under the Deferred Compensation Plan are: Stable Value, S&P 500, International Equity, Russell 2000, Mid-Cap, and Bond Funds. Under the Deferred Compensation Plan, deferrals are not actually invested in these funds, but instead are credited with earnings or debited for losses based on the funds' investment returns net of administration and investment expenses. Because the rate of return is based on actual investment measures in our 401(k) plan, no above market earnings are paid. Our Deferred Compensation Plan and 401(k) plan allow participants to change their investment elections daily. Investment changes are effective the next business day. The Deferred Compensation Plan is unfunded; participants have only the rights of general unsecured creditors.

Deferrals under the Deferred Compensation Plan are segregated into Pre 409A balances and Post 409A balances. A named executive may elect to begin receiving a distribution of a Pre 409A balance immediately upon separation from service or in one of the first through fifth years after separation from service. The named executive may elect to receive payment of a Pre 409A balance in a lump sum or in annual cash installment payments over a period of two to ten years. An irrevocable distribution election is required before making any Post 409A deferrals into the plan. The distribution options available to the Post 409A balances are similar to those available to the Pre 409A balances, except the earliest distribution date is six months following separation from service. Upon proof of unforeseen emergency, a plan participant may be allowed to access certain funds in a deferred compensation account earlier than the dates specified above.

Potential Payments as a Result of Termination or Change-in-Control (CIC)

The following table lists the compensation and benefits that Allstate would provide to the named executives in various scenarios involving a termination of employment, other than compensation and benefits generally available to all salaried employees.

	Compensation Elements							
Termination Scenarios	**Base Salary**	**Severance Pay**	**Annual Incentive**	**Stock Options**	**Restricted Stock Units**	**Non-Qualified Pension Benefits**(1)	**Deferred Compensation**(2)	**Health, Welfare and Other Benefits**
Termination(3)	Ceases immediately	None	Forfeited unless terminated on last day of fiscal year	Unvested are forfeited, vested expire at the earlier of three months or normal expiration	Forfeited	Distributions commence per plan	Distributions commence per participant election	None
Retirement(4)	Ceases Immediately	None	Pro rated for the year based on actual performance for the year with any discretionary adjustments	Awards granted more than 12 months before, and pro rata portion of award granted within 12 months of, normal retirement continue to vest; pro rata portion continue to vest upon early retirement. All expire at earlier of five years or normal expiration.(5)	Awards granted more than 12 months before, and pro rata portion of award granted within 12 months of, normal retirement continue to vest; pro rata portion continue to vest upon early retirement.(6)	Distributions commence per plan	Distributions commence per participant election	None
Termination due to Change-in-Control(7)	Ceases Immediately	Lump sum equal to two times salary and annual incentive at target, except for CEO who receives three times salary and annual incentive at target(8)	Pro rated at target (reduced by any actually paid)	Awards granted prior to 2012 vest immediately upon a CIC. After 2011 vest upon qualifying termination after a CIC.	Awards granted prior to 2012 vest immediately upon a CIC. After 2011 vest upon qualifying termination after a CIC.	Immediately payable upon a CIC	Immediately payable upon a CIC	Outplacement services provided; lump sum payment equal to additional cost of continuation coverage(9)
Death	One month salary paid upon death	None	Pro rated for year based on actual performance for the year with any discretionary adjustments	Vest immediately and expire at earlier of two years or normal expiration	Vest immediately	Distributions commence per plan	Payable within 90 days	None
Disability	Ceases Immediately	None	Pro rated for year based on actual performance for the year with any discretionary adjustments	Vest immediately and expire at earlier of two years or normal expiration	Vest immediately(10)	Participant may request payment if age 50 or older	Distributions commence per participant election	Supplemental Long Term Disability benefits if enrolled in basic long term disability plan

(1) See the *Retirement Benefits* section for further detail on non-qualified pension benefits and timing of payments.

(2) See the *Non-Qualified Deferred Compensation* section for additional information on the Deferred Compensation Plan and distribution options available.

(3) Includes both voluntary and involuntary termination. Examples of involuntary termination independent of a change-in-control include performance-related terminations; terminations for employee dishonesty and violation of Allstate rules, regulations, or policies; and terminations resulting from lack of work, rearrangement of work, or reduction in force.

(4) Retirement for purposes of the annual cash incentive plan is defined as voluntary termination on or after the date the named executive attains age 55 with at least 20 years of service. The normal retirement date under the equity awards is the date on or after the date the named executive attains age 60 with at least one year of service. For awards granted before February 22, 2011, the early retirement date is the date the named executive attains age 55 with 20 years of service. For awards granted on or after February 22, 2011, the "early retirement date" is the date the named executive attains age 55 with ten years of service.

(5) Stock options granted prior to February 22, 2011, continue to vest upon a normal or health retirement and expire at the earlier of five years from the date of retirement or the expiration date of the option. Unvested stock options are forfeited upon early retirement.

(6) Restricted stock units granted prior to February 22, 2011, continue to vest upon a normal retirement and are forfeited upon an early retirement.

(7) In general, a change-in-control is one or more of the following events: (1) any person acquires 30% or more of the combined voting power of Allstate common stock within a 12-month period; (2) any person acquires more than 50% of the combined voting power of Allstate common stock; (3) certain changes are made to the composition of the Board; or (4) the consummation of a merger, reorganization, or similar transaction. These triggers were selected because any of these could cause a substantial change in management in a widely held company the size of Allstate. Effective upon a change-in-control, the named executives become subject to covenants prohibiting solicitation of employees, customers, and suppliers at any time until one year after termination of employment. If a named executive incurs legal fees or other expenses in an effort to enforce the change-in-control agreement, Allstate will reimburse the named executive for these expenses unless it is established by a court that the named executive had no reasonable basis for the claim or acted in bad faith.

(8) Under the change-in-control plan, severance benefits would be payable if a named executive's employment is terminated either by Allstate without cause or by the executive for good reason as defined in the plan during the two years following the change-in-control. Cause means the named executive has been convicted of a felony or other crime involving fraud or dishonesty, has willfully or intentionally breached the restrictive covenants in the change-in-control plan, has habitually neglected his or her duties, or has engaged in willful or reckless material misconduct in the performance of his or her duties. Good reason includes a material diminution in a named executive's base compensation, authority, duties, or responsibilities, or a material change in the geographic location where the named executive performs services.

(9) If a named executive's employment is terminated by reason of death during the two years after the date of a change-in-control, the named executive's estate or beneficiary will be entitled to survivor and other benefits, including retiree medical coverage, if eligible, that are not less favorable than the most favorable benefits available to the estates or surviving families of peer executives of Allstate. In the event of termination by reason of disability, Allstate will pay disability and other benefits, including supplemental long-term disability benefits and retiree medical coverage, if eligible, that are not less favorable than the most favorable benefits available to disabled peer executives.

(10) If a named executive's employment is terminated due to disability, restricted stock units granted prior to February 22, 2011, are forfeited.

ESTIMATE OF POTENTIAL PAYMENTS UPON TERMINATION(1)

The table below describes the value of compensation and benefits to each named executive upon termination that would exceed the compensation or benefits generally available to all salaried employees in each termination scenario. The total column in the following table does not reflect compensation or benefits previously accrued or earned by the named executives such as deferred compensation and non-qualified pension benefits. The payment of the 2011 annual cash incentive award and any 2011 salary earned but not paid in 2011 due to Allstate's payroll cycle are not included in these tables because these are payable regardless of termination, death, or disability. Benefits and payments are calculated assuming a December 31, 2011, employment termination date.

Name	Severance ($)	Stock Options — Unvested and Accelerated ($)	Restricted Stock Units — Unvested and Accelerated ($)	Welfare Benefits and Outplacement Services ($)	Total ($)
Mr. Wilson					
Termination/Retirement(2)	0	0	0	0	0
Termination due to Change-in-Control(3)	9,900,000	3,976,154	8,568,832	57,855(5)	22,502,841
Death	0	3,976,154	8,568,832	0	12,544,986
Disability	0	3,976,154	1,994,872	7,880,203(6)	13,851,229
Mr. Civgin					
Termination/ Retirement(2)	0	0	0	0	0
Termination due to Change-in-Control(3)	2,667,000	1,065,935	2,124,357	37,663(5)	5,894,955
Death	0	1,065,935	2,124,357	0	3,190,292
Disability	0	1,065,935	513,828	4,009,759(6)	5,589,522
Ms. Greffin					
Termination/Retirement(2)	0	0	0	0	0
Termination due to Change-in-Control(3)	2,478,000	742,314	1,891,537	37,855(5)	5,149,706
Death	0	742,314	1,891,537	0	2,633,851
Disability	0	742,314	462,434	0(6)	1,204,748
Mr. Gupta					
Termination/Retirement(2)	0	0	0	0	0
Termination Due to Change-in-Control(3)	1,942,500	0	546,089	37,855(5)	2,526,444
Death	0	0	546,089	0	546,089
Disability	0	0	546,089	1,625,492(6)	2,171,581
Mr. Winter					
Termination/Retirement(2)	0	0	0	0	0
Termination due to Change-in-Control(3)	2,839,407(4)	0	1,468,189	37,855(5)	4,345,451
Death	0	0	1,468,189	0	1,468,189
Disability	0	0	664,967	6,288,245(6)	6,953,212
Mr. Lacher					
Termination	730,000(7)	0	0	0	730,000

(1) A "0" indicates either that there is no amount payable to the named executive, or the amount payable is the same for both the named executives and all salaried employees.

(2) As of December 31, 2011, none of the named executives are eligible to retire in accordance with Allstate's policy and the terms of its equity incentive compensation and benefit plans.

(3) The values in this change-in-control row represent amounts paid if both the change-in-control and qualifying termination occur on December 31, 2011. Equity awards granted prior to 2012 immediately vest upon a change-in-control; the amounts payable to each named executive would be as follows:

Name	Stock Options — Unvested and Accelerated ($)	Restricted stock units — Unvested and Accelerated ($)	Total — Unvested and Accelerated ($)
Mr. Wilson	3,976,154	8,568,832	12,544,986
Mr. Civgin	1,065,935	2,124,357	3,190,292
Ms. Greffin	742,314	1,891,537	2,633,851
Mr. Gupta	0	546,089	546,089
Mr. Winter	0	1,468,189	1,468,189

Beginning with awards granted in 2012, equity awards will not accelerate in the event of a change-in-control unless also accompanied by a qualifying termination of employment. A change-in-control also would accelerate the distribution of each named executive's non-qualified deferred compensation and SRIP benefits. Please see the Non-Qualified Deferred Compensation at Fiscal Year End 2011 table and footnote 2 to the Pension Benefits table in the Retirement Benefits section for details regarding the applicable amounts for each named executive.

(4) Under the change-in-control plan, Mr. Winter's severance benefit was reduced by $310,593 to avoid the imposition of excise taxes and maximize the severance benefit available under the plan.

(5) The Welfare Benefits and Outplacement Services amount includes the cost to provide certain welfare benefits to the named executive and family during the period the named executive is eligible for continuation coverage under applicable law. The amount shown reflects Allstate's costs for these benefits or programs assuming an 18-month continuation period. The value of outplacement services is $40,000 for Mr. Wilson and $20,000 for each other named executive.

(6) The named executives who participate in the long-term disability plan are eligible to participate in Allstate's supplemental long-term disability plan for employees whose annual earnings exceed the level which produces the maximum monthly benefit provided by the long-term disability plan (basic plan). The benefit is equal to 50% of the named executive's qualified annual earnings divided by twelve and rounded to the nearest one hundred dollars, reduced by $7,500, which is the maximum monthly benefit payment that can be received under the Basic Plan. The amount reflected assumes the named executive remains totally disabled until age 65 and represents the present value of the monthly benefit payable until age 65. Ms. Greffin does not participate in the long-term disability plan.

(7) Under the terms of Mr. Lacher's separation agreement, for a one year period following his termination of employment, Mr. Lacher is restricted from soliciting Allstate employees, customers, or suppliers and engaging in certain activities competitive with the property and casualty insurance business of Allstate.

Risk Management and Compensation

We have reviewed our compensation policies and practices, and we believe that they are appropriately structured, that they are consistent with our key operating priority of keeping the company financially strong, and that they avoid providing incentives for employees to engage in unnecessary and excessive risk taking. We believe that executive compensation has to be examined in the larger context of an effective risk management framework and strong internal controls. As described in the *Board Role in Risk Oversight* section of the *Corporate Governance Practices and Code of Ethics* portion of this proxy statement, the Board and audit committee both play an important role in risk management oversight, including reviewing how management measures, evaluates, and manages the corporation's exposure to risks posed by a wide variety of events and conditions. In addition, the compensation and succession committee employs an independent executive compensation consultant each year to assess Allstate's executive pay levels, practices, and overall program design.

A review and assessment of potential compensation-related risks was conducted by management and reviewed by the chief risk officer. Performance-related incentive plans were analyzed using a process developed in conjunction with our independent executive compensation consultant.

The 2011 risk assessment specifically noted that our compensation programs:

- Provide a balanced mix of cash and equity through annual and long-term incentives to align with short-term and long-term business goals.
- Utilize a full range of performance measures that we believe correlate to long-term shareholder value creation.
- Incorporate strong governance practices, including paying cash incentive awards only after a review of executive and corporate performance.
- Enable the use of negative discretion to adjust annual incentive compensation payments when formulaic payouts are not warranted due to other circumstances.
- Limit annual incentive payouts by containing a maximum payout level.

Furthermore, to ensure our compensation programs do not motivate imprudent risk taking, awards to the executive officers made after May 19, 2009, under the 2009 Equity Incentive Plan and awards made under the Annual Executive Incentive Plan are subject to clawback in the event of certain financial restatements.

Performance Measures for 2011 Annual Cash Incentive Awards

Information regarding our performance measures is disclosed in the limited context of our annual cash incentive awards and should not be understood to be statements of management's expectations or estimates of results or other guidance. We specifically caution investors not to apply these statements to other contexts.

The following are descriptions of the performance measures used for our annual cash incentive awards for 2011. These measures are not GAAP measures. They were developed uniquely for incentive compensation purposes and are not reported items in our financial statements. Some of these measures use non-GAAP measures and operating measures. The Committee has approved the use of non-GAAP and operating measures when appropriate to drive executive focus on particular strategic, operational, or financial factors or to exclude factors over which our executives have little influence or control, such as capital market conditions.

Adjusted Underlying Operating Income: This measure is used to assess financial performance. This measure is equal to net income adjusted to exclude the after tax effects of the items listed below:

- Realized capital gains and losses (which includes the related effect on the amortization of deferred acquisition and deferred sales inducement costs) except for periodic settlements and accruals on certain non-hedge derivative instruments.
- Valuation changes on embedded derivatives that are not hedged.
- Business combination expenses and the amortization of purchased intangible assets.
- Gains and losses on disposed operations.
- Adjustments for other significant non-recurring, infrequent, or unusual items, when (a) the nature of the charge or gain is such that it is reasonably unlikely to recur within two years or (b) there has been no similar charge or gain within the prior two years.
- Restructuring or related charges.
- Underwriting results of the Discontinued Lines and Coverages segment.

- Any settlement, awards, or claims paid as a result of lawsuits and other proceedings brought against Allstate subsidiaries regarding the scope and nature of coverage provided under insurance policies issued by such companies.
- The after tax effects of catastrophe losses. Catastrophes are defined and reported in The Allstate Corporation 10-K.

Book Value Per Share: This measure is used to assess financial performance. The measure is equal to book value per diluted share adjusted to exclude the effects of 2011 share repurchases. The numerator, shareholders' equity at December 31, 2011, is increased to exclude the cost of shares acquired in 2011 under approved share repurchase programs. The denominator, total shares outstanding plus dilutive potential shares outstanding at December 31, 2011, is increased to exclude the number of shares acquired in 2011 under approved share repurchase programs. Other effects resulting from approved share repurchase programs, such as the impacts on net investment income of using funds to purchase shares, are not adjusted.

Growth in Policies in Multi-Category Households: This measure is used by management to assess the execution of its strategy to broaden customer relationships. This measures represents the increase from December 31, 2010, to December 31, 2011, in the number of policies within households that have policies in multiple product categories. Product categories are defined as Auto, Property, or Allstate Financial. The measure includes Encompass brand package policies, but not their existence in any cross-branded relationships. It excludes Allstate Workplace Division, Allstate Roadside Services, Allstate Dealer Services, Allstate Business Insurance, and Expanded Markets products.

The following table summarizes the compensation of each of our non-employee directors during 2011 for his or her services as a member of the Board and its committees. Mr. Rowe is not included because he did not begin service as a director until February 7, 2012.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Total ($)
Mr. Ackerman	85,000	150,008	235,008
Mr. Beyer	85,000	150,008	235,008
Mr. Farrell[2]	103,750[3]	150,008	253,758
Mr. Greenberg	85,000	150,008	235,008
Mr. LeMay	85,000	150,008	235,008
Ms. Redmond	85,000	150,008	235,008
Mr. Riley, Jr.[4]	110,000	150,008	260,008
Mr. Smith	85,000	150,008	235,008
Ms. Sprieser[5]	107,500	150,008	257,508
Mrs. Taylor	85,000[6]	150,008	235,008

(1) The aggregate grant date fair value of restricted stock units is based on the final closing price of Allstate stock as of the date of the grant. The final closing price in part reflects the payment of expected future dividends. For the annual restricted stock unit awards granted to each director on June 1, 2011, the final closing price of Allstate stock on the grant date was $30.44. The aggregate grant date fair value of the annual 2011 restricted stock unit awards, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, was $150,008 for each director. Each restricted stock unit entitles the director to receive one share of Allstate stock on the conversion date. The aggregate number of restricted stock units outstanding as of December 31, 2011, for each director is as follows: Mr. Ackerman — 25,725, Mr. Beyer — 21,725, Mr. Farrell — 25,725, Mr. Greenberg — 25,725, Mr. LeMay — 25,725, Ms. Redmond — 12,067, Mr. Riley — 25,725, Mr. Smith — 25,725, Ms. Sprieser — 25,725, and Mrs. Taylor — 25,725. Restricted stock unit awards granted before September 15, 2008, convert into stock one year after termination of Board service, or upon death or disability if earlier. Restricted stock unit awards granted on or after September 15, 2008, convert into stock upon termination of Board service, or upon death or disability if earlier.

Non-employee directors no longer receive stock options as part of their compensation. The aggregate number of options outstanding as of December 31, 2011, under prior option awards for each director is as follows: Mr. Ackerman — 28,000, Mr. Beyer — 10,667, Mr. Farrell — 28,000, Mr. Greenberg — 29,000, Mr. LeMay — 28,000, Ms. Redmond — 0, Mr. Riley — 28,000, Mr. Smith — 23,999, Ms. Sprieser — 28,000, and Mrs. Taylor — 28,000. All of these outstanding stock options were exercisable as of December 31, 2011.

(2) Chair of the Nominating and Governance Committee during 2011.

(3) Mr. Farrell elected to receive 20% of his March 1, 2011, quarterly cash retainer payment in stock.

(4) Chair of the Compensation and Succession Committee during 2011. Elected lead director December 2011.

(5) Chair of the Audit Committee during 2011.

(6) Mrs. Taylor elected to receive 100% of her March 1, 2011, quarterly cash retainer payment in stock and 50% of her June 1, September 1, and December 1, 2011, quarterly cash retainer payments in stock.

On March 1, 2011, each non-employee director was entitled to a $17,500 quarterly cash retainer, and each committee chair was entitled to an additional $3,750 quarterly cash retainer. Beginning on June 1, 2011, each non-employee director was entitled to a $22,500 quarterly cash retainer, and each committee chair was entitled to an additional $5,000 quarterly cash retainer, except for the audit committee chair, who was entitled to an additional $6,250 quarterly cash retainer. In December 2011, an independent lead director was elected. The independent lead director is entitled to an additional $6,250 quarterly cash retainer. On June 1, 2011, each non-employee director received an annual award of restricted stock units under the 2006 Equity Compensation Plan for Non-Employee Directors. The number of restricted stock units granted to each director was equal to $150,000 divided by the fair market value of a share of our stock on June 1, 2011. No meeting fees or other professional fees are paid to the directors. Under Allstate's Deferred Compensation Plan for Non-Employee Directors, directors may elect to defer their retainers to an account that generates earnings based on (a) the market value of, and dividends paid on, Allstate common shares (common share units); (b) the average interest rate payable on 90-day dealer commercial paper; (c) Standard & Poor's 500 Composite Stock Price Index, with dividends reinvested; or (d) a money market fund. No director has voting or investment powers in common share units, which are payable solely in cash. Subject to certain restrictions, amounts deferred under the plan, together with earnings thereon, may be transferred between accounts and are distributed after the director leaves the Board in a lump sum or over a period not in excess of ten years.

Restricted stock unit awards granted on or after September 15, 2008, provide for delivery of the underlying shares of Allstate common stock upon the earlier of (a) the date of the director's death or disability or (b) the date the director leaves the Board. Restricted stock unit awards granted before September 15, 2008, provide for delivery of the underlying shares of Allstate common stock upon the earlier of (a) the date of the director's death or disability or (b) one year after the date the director leaves the Board. Each restricted stock unit includes a dividend equivalent right that entitles the director to receive a payment equal to regular cash dividends paid on Allstate common stock. Under the terms of the restricted stock unit awards, directors have only the rights of general unsecured creditors of Allstate and no rights as stockholders until delivery of the underlying shares.

In accordance with the terms of the 2006 Equity Compensation Plan for Non-Employee Directors, the exercise price of the stock option awards is equal to the fair market value of Allstate common stock on the date of grant. For options granted in 2007 and 2008, the fair market value is equal to the closing sale price on the date of the grant, and for options granted prior to 2007, fair market value is equal to the average of high and low sale prices on the date of grant, and, in each case, if there was no such sale on the date of grant, then on the last previous day on which there was a sale. The options become exercisable in three substantially equal annual installments and expire ten years after grant. Stock option repricing is not permitted. An outstanding stock option will not be amended to reduce the option exercise price. However, the plan permits repricing in the event of an equity restructuring (such as a split) or a change in corporate capitalization (such as a merger).

As detailed in our *Corporate Governance Guidelines*, the corporation maintains stock ownership guidelines for our non-employee directors. Within five years of joining the Board, each director is expected to accumulate an ownership position in Allstate securities equal to five times the value of the annual cash retainer paid for board service. Every director has met the ownership guideline, except for Mr. Rowe, who joined the Board on February 7, 2012, and has until January 1, 2017, to meet the guideline.

Security Ownership of Directors and Executive Officers

The following table shows the number of shares of Allstate common stock beneficially owned by each director and named executive officer individually, and by all executive officers and directors of Allstate as a group. Shares reported as beneficially owned include shares held indirectly through the Allstate 401(k) Savings Plan and other shares held indirectly, as well as shares subject to stock options exercisable on or before May 11, 2012, and restricted stock units with restrictions that expire on or before May 11, 2012. The percentage of Allstate shares of common stock beneficially owned by any Allstate director or nominee or by all directors and executive officers of Allstate as a group does not exceed 1%. The following share amounts are as of March 12, 2012. As of March 12, 2012, none of these shares were pledged as security.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership of Allstate Common Stock (a)	Common Stock Subject to Options Exercisable and Restricted Stock Units for which restrictions expire on or prior to May 11, 2012 — Included in Column (a) (b)
F. Duane Ackerman	50,296	28,000
Robert D. Beyer	60,233	10,667
Don Civgin	264,555	255,847
W. James Farrell	38,546	28,000
Jack M. Greenberg	30,500	28,000
Judith P. Greffin	390,862	364,879
Suren Gupta	66	0
Joseph P. Lacher	159	0
Ronald T. LeMay	34,070	28,000
Andrea Redmond	4,000	0
H. John Riley, Jr.	48,375	28,000
John W. Rowe	6,025	0
Joshua I. Smith	29,231	23,999
Judith A. Sprieser	29,244	28,000
Mary Alice Taylor	50,348	28,000
Thomas J. Wilson	2,196,303	1,960,242
Matthew E. Winter	93,455	85,709
All directors and executive officers as a group	4,896,303	4,320,484

Security Ownership of Certain Beneficial Owners

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Northern Trust Corporation	27,860,460[(1)]	5.51%

(1) As of December 31, 2011. Held by Northern Trust Corporation together with certain subsidiaries (collectively "Northern"). Of such shares, Northern held 2,697,661 with sole voting power; 25,099,042 with shared voting power; 5,819,437 with sole investment power; and 2,814,574 with shared investment power. 19,282,308 of such shares were held by The Northern Trust Company as trustee on behalf of participants in Allstate's 401(k) Savings Plan. Information is provided for reporting purposes only and should not be construed as an admission of actual beneficial ownership.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Allstate's executive officers, directors, and persons who beneficially own more than ten percent of Allstate's common stock to file reports of securities ownership and changes in such ownership with the SEC.

Based solely upon a review of copies of such reports, or written representations that all such reports were timely filed, Allstate believes that each of its executive officers, directors, and greater than ten-percent beneficial owners complied with all Section 16(a) filing requirements applicable to them during 2011.

Proposal 3

Approval of Proposed Amendment to the Certificate of Incorporation Granting the Right to Act by Written Consent

Stockholder proposals seeking the right to act by written consent were on the ballots for our last two annual meetings and received support from 67% and 52% of stockholders who voted. In response, the nominating and governance committee hired advisors to assist it in developing a right to act by written consent that would be fundamentally fair and fully transparent to all stockholders. The nominating and governance committee and Board considered several alternatives over the course of multiple meetings in 2011 and 2012. After careful consideration, the Board unanimously approved an amendment to our certificate of incorporation for stockholder consideration. (See Appendix B for the full text.) The proposed amendment provides for full transparency and enables all stockholders to participate in the process.

- All stockholders must be solicited in accordance with the Securities and Exchange Commission rules. This ensures that all stockholders are fully informed and able to participate in an action by written consent. Without this protection, an action by written consent could take place without you having been informed or having a chance to vote.
- Stockholders requesting action by written consent must share the same information currently required of any Allstate stockholder seeking to nominate directors or propose action at a meeting.
- Stockholders must own 10% of outstanding shares to begin the process to act by written consent. Without this protection, someone holding just one share of Allstate stock could commence an action for written consent potentially resulting in considerable expense and distraction to Allstate without there being any meaningful support for the action sought.
- Delivery of executed consents cannot begin until 60 days after the written consent process is commenced. This delay is designed to ensure that all stockholders have a chance to consider the matter being proposed, including any arguments in opposition presented by the Board. In addition, this would provide time for the Board to pursue other alternatives to maximize stockholder value.
- Actions to be considered by written consent cannot be the same as items proposed for a stockholder meeting scheduled to occur within 90 days. This eliminates unnecessary expense and distraction to the corporation when there is a pending stockholders meeting to handle the same business.

The Board believes this amendment implements the right to act by written consent in a fully transparent way that gives all stockholders equal rights. To be approved, a majority of the shares outstanding and entitled to vote must be voted "FOR" the amendment. Abstentions will be counted as shares outstanding and will have the effect of a vote against the proposal. Broker non-votes will be counted as outstanding shares and will have the effect of a vote against the proposal. If the amendment is approved, we will promptly file it with the Secretary of State of Delaware. The amendment will be effective upon that filing. If the amendment is not approved, then it will not be filed or become effective.

A copy of the full text of the amendment is in Appendix B.

➡ **The Board of Directors recommends that you vote FOR approval of this amendment to the certificate of incorporation.**

Proposal 4

Approval of Proposed Amendment to the Certificate of Incorporation Granting Stockholders Owning 10% of Outstanding Shares the Right to Call a Special Meeting

Last year 83% of stockholders approved an amendment to our certificate of incorporation to give stockholders the right to call a special meeting. That amendment granted holders of 20% of outstanding shares the right to call a special meeting of stockholders. The Board proposed that amendment in response to a stockholder proposal that had received support from a majority of votes cast at both the 2009 and 2010 annual meetings.

We know that our stockholders have a range of opinions on the ownership threshold to exercise the right to call a special meeting. Some stockholders prefer a 10% threshold while others prefer a threshold of 25%. The Board proposes this amendment to lower the ownership threshold required from 20% to 10% of outstanding shares in order to have consistent procedural requirements with those for the right to act by written consent (described in *Proposal 3 — Act by Written Consent)* and to respond to stockholder requests for a lower threshold. The proposed 10% ownership threshold remains consistent with the Board's belief that special actions should be initiated only to address significant concerns of interest to all stockholders that require attention before the next annual meeting.

To be approved, a majority of the shares outstanding and entitled to vote must be voted "FOR" the amendment. Abstentions will be counted as shares outstanding and will have the effect of a vote against the proposal. Broker non-votes will be counted as outstanding shares and will have the effect of a vote against the proposal. If the amendment is approved, we will promptly file it with the Secretary of State of Delaware. The amendment will be effective upon that filing. If the amendment is not approved, then it will not be filed or become effective.

A copy of the full text of the amendment is in Appendix B.

The Board of Directors recommends that you vote FOR approval of this amendment to the certificate of incorporation.

Proposal 5

Ratification of the Appointment of Independent Registered Public Accountant

The audit committee has appointed Deloitte & Touche LLP as Allstate's independent registered public accountant for 2012. The Board submits the selection of Deloitte & Touche LLP to stockholders for ratification, consistent with its longstanding practice. If Deloitte is not ratified by the stockholders, the committee may reconsider its selection.

The audit committee has adopted a *Policy Regarding Pre-Approval of Independent Registered Public Accountant's Services.* (See Appendix C.) All services provided by Deloitte & Touche LLP in 2011 and 2010 were approved by the committee.

The following fees have been, or are anticipated to be, billed by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates, for professional services rendered to Allstate for the fiscal years ending December 31, 2011, and December 31, 2010.

	2011	2010(5)
Audit fees(1)	$9,321,500	$8,793,244
Audit-related fees(2)	$1,810,500	$646,270
Tax fees(3)	$26,000	$5,250
All other fees(4)	$—	$25,300
Total fees	$11,158,000	$9,470,064

(1) Fees for audits of annual financial statements, reviews of quarterly financial statements, statutory audits, attest services, comfort letters, consents, and review of documents filed with the Securities and Exchange Commission. The amount disclosed does not reflect reimbursed audit fees received from non-Deloitte entities in the amounts of $607,600 and $90,000 for 2011 and 2010, respectively. Reimbursements are expected to increase for 2011 largely due to the sharing of Esurance acquisition-related audit fees with the White Mountains Insurance Group.

(2) Audit-related fees are for professional services, such as accounting consultations on new accounting standards, and audits and other attest services for non-consolidated entities (e.g., employee benefit plans, various trusts, The Allstate Foundation) and are set forth below.

	2011	2010
Audits and other attest services for non-consolidated entities	$347,000	$433,670
Adoption of new accounting standards	$485,000	$108,100
Other audit-related fees	$978,500	$104,500
Audit-related fees(6)	$1,810,500	$646,270

(3) Tax fees include income tax return preparation and compliance assistance.

(4) "All other fees" are for coordination of work for a department of insurance exam in 2010.

(5) Total fees presented above for 2010 have been decreased by $155,536 to primarily reflect a reduction of estimated fees relating to work performed last year.

(6) Audit related fees increased substantially in 2011 primarily due to the acquisition of Esurance and the adoption of ASU 2010-26, which required a restatement of deferred acquisition costs. Non-recurring fees relating to Esurance are $726,000 for 2011, while ASU 2010-26 fees total $385,000.

Proposal 5 — Ratification of Auditors

Representatives of Deloitte & Touche LLP will be present at the 2012 annual meeting to respond to questions and may make a statement if they choose. To be approved, a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the proposal must be voted "FOR." Abstentions will be counted as shares present at the meeting and will have the effect of a vote against the proposal.

The Board of Directors recommends that stockholders vote FOR ratification of the appointment of Deloitte & Touche LLP as Allstate's independent registered public accountant for 2012.

Audit Committee Report

Deloitte & Touche LLP (Deloitte) was Allstate's independent registered public accountant for the year ended December 31, 2011.

The audit committee reviewed and discussed with management the audited financial statements for the fiscal year ended December 31, 2011.

The committee discussed with Deloitte the matters required to be discussed by the statement of Auditing Standards No. 61, as amended (AICPA, *Professional Standards,* Vol. 1. AU section 380) as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

The committee received the written disclosures and letter from Deloitte required by applicable requirements of the Public Company Accounting Oversight Board regarding Deloitte's communications with the committee concerning independence and has discussed with Deloitte its independence.

Based on these reviews and discussions and other information considered by the committee in its judgment, the committee recommended to the Board of Directors that the audited financial statements be included in Allstate's annual report on Form 10-K for the fiscal year ended December 31, 2011, for filing with the Securities and Exchange Commission, and furnished to stockholders with this Notice of Annual Meeting and Proxy Statement.

Judith A. Sprieser (Chair)

F. Duane Ackerman
Robert D. Beyer
Jack M. Greenberg
Ronald T. LeMay
Mary Alice Taylor

Proposal 6
Stockholder proposal on reporting political contributions

The City of Philadelphia Public Employees Retirement System, Two Penn Center Plaza, Philadelphia, Pennsylvania, 19102-1721, beneficial owner of 142,057 shares of Allstate common stock as of December 2, 2011, intends to propose the following resolution at the annual meeting.

To be approved, a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the proposal must be voted "for." Abstentions will be counted as shares present at the meeting and will have the effect of a vote against the proposal. Broker non-votes will not be counted as shares entitled to vote on the matter and will have no impact on the vote's outcome.

The Board of Directors does not support the adoption of this proposal and asks stockholders to consider management's response following the proponent's statement. **The Board recommends that stockholders vote *against* this proposal.**

Resolved, that the shareholders of Allstate ("Company") hereby request that the Company provide a report, updated semiannually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.
2. Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda. The report shall include:
    a. An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and
    b. The title(s) of the person(s) in the Company responsible for the decision(s) to make the political contributions or expenditures.

The report shall be presented to the board of directors or relevant board oversight committee and posted on the Company's website.

Stockholder Supporting Statement

As long-term shareholders of Allstate, we support transparency and accountability in corporate spending on political activities. These include any activities considered intervention in any political campaign under the Internal Revenue Code, such as direct and indirect political contributions to candidates, political parties, or political organizations; independent expenditures; or electioneering communications on behalf of federal, state or local candidates.

Disclosure is consistent with public policy, in the best interest of the company and its shareholders, and critical for compliance with federal ethics laws. Moreover, the Supreme Court's *Citizens United* decision recognized the importance of political spending disclosure for shareholders when it said "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages." Gaps in transparency and accountability may expose the company to reputational and business risks that could threaten long-term shareholder value.

Allstate contributed at least $6 million in corporate funds since the 2002 election cycle. (CQ: http://moneyline.cq.com/pml/home.do and National Institute on Money in State Politics: http://www.followthemoney.org/index.phtml.)

However, relying on publicly available data does not provide a complete picture of the Company's political spending. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In some cases, even management does not know how trade associations use their company's money politically. The proposal asks the Company to disclose all of its political spending, including payments to trade associations and other tax exempt organizations used for political purposes. This would bring our Company in line with a growing number of leading companies, including Merck, MetLife and Microsoft that support political disclosure and accountability and present this information on their websites.

The Company's Board and its shareholders need comprehensive disclosure to be able to fully evaluate the political use of corporate assets. We urge your support for this critical governance reform.

The Board recommends that stockholders vote *against* this proposal for the following reasons:

- **Allstate has already posted a report that is responsive to this stockholder proposal on allstate.com.** The report details Allstate's involvement in the public policy arena, which best serves the business interests of the corporation, its stockholders, and its customers.
  - Allstate believes it is in the best interest of stockholders for Allstate to participate in the legislative process by making corporate political contributions prudently to candidates and political organizations when such contributions are consistent with business objectives and are permitted by federal, state, and local laws.
  - Publicly available disclosures already provide ample information about Allstate's political contributions, as so clearly demonstrated by the proponent's reference to figures on contributions previously made by Allstate.
  - In 2011, Allstate's total expenditures on public policy related initiatives utilized approximately $14.1 million in corporate funds, which represented four hundredths of one percent of revenues, of which one-half was spent on research supporting public policy initiatives, such as safe driving.
- **In addition, political contributions are reported regularly to, and overseen by, senior management and reviewed on an annual basis by the Board.**
- **Our policy on political contributions is part of our *Corporate Governance Guidelines*.**
- **Allstate also demonstrates its support for transparency in the political contribution process by fully complying with all disclosure requirements pertaining to political contributions under federal, state, and local laws.**

Stockholder Proposals for the 2013 Annual Meeting

Proposals which stockholders would like to include in Allstate's proxy material for presentation at the 2013 annual meeting of stockholders must be received by the Office of the Secretary, The Allstate Corporation, 2775 Sanders Road, Suite A2W, Northbrook, Illinois 60062-6127 by December 12, 2012, and must otherwise comply with Securities and Exchange Commission rules in order to be eligible for inclusion in the proxy material for the 2013 annual meeting.

If a stockholder would like to bring a matter before the meeting which is not the subject of a proposal that meets the SEC proxy rule requirements for inclusion in the proxy statement, the stockholder must follow procedures in Allstate's bylaws in order to personally present the proposal at the meeting. A copy of these procedures is available upon request from the Office of the Secretary or can be accessed on Allstate's website, www.allstate.com. One of the procedural requirements in the bylaws is timely notice in writing of the business the stockholder proposes to bring before the meeting. Notice of business proposed to be brought before the 2013 annual meeting must be received by the Office of the Secretary no earlier than the close of business on January 22, 2013, and no later than February 21, 2013. Among other things, the notice must describe the business proposed to be brought before the meeting, the reasons for conducting the business at the meeting, and any material interest of the stockholder in the business.

Allstate 401(k) Savings Plan Participants

If you hold Allstate common shares through the Allstate 401(k) Savings Plan, your proxy card/voting instruction form for those shares will instruct the plan trustee how to vote those shares. If you received your annual meeting materials electronically, and you hold Allstate common shares both through the plan and also directly as a registered stockholder, the voting instructions you provide electronically will be applied to both your plan shares and your registered shares. If you return a signed proxy card/voting instruction form or vote by telephone or the Internet on a timely basis, the trustee will follow your voting instructions for all Allstate common shares allocated to your plan account unless that would be inconsistent with the trustee's duties.

If your voting instructions are not received on a timely basis, the shares allocated to your plan account will be considered "unvoted." If you return a signed proxy card/voting instruction form but do not indicate how your shares should be voted on a given matter, the shares represented by your proxy card/voting instruction form will be voted as the Board of Directors recommends. The trustee will vote all unvoted shares and all unallocated shares held by the plan as follows:

- If the trustee receives instructions (through voting instruction forms or through telephonic or Internet instruction) on a timely basis for at least 50% of the votable allocated shares in the plan, then it will vote all unvoted shares and unallocated shares in the same proportion and in the same manner as the shares for which timely instructions have been received, unless to do so would be inconsistent with the trustee's duties.
- If the trustee receives instructions for less than 50% of the votable shares, the trustee shall vote all unvoted and unallocated shares in its sole discretion. However, the trustee will not use its discretionary authority to vote on adjournment of the meeting in order to solicit further proxies.

Plan votes receive the same level of confidentiality as all other votes. You may not vote the shares allocated to your plan account by voting in person at the meeting. You must instruct The Northern Trust Company, as trustee for the plan, how to vote your shares.

Proxy Statement and Annual Report Delivery

Allstate has adopted the "householding" procedure approved by the Securities and Exchange Commission, which allows us to deliver one set of documents to a household of stockholders instead of delivering a set to each stockholder in a household, unless we have been instructed otherwise. This procedure is more environmentally friendly and cost-effective because it reduces the number of copies to be printed and mailed. Stockholders who receive proxy materials in paper form will continue to receive separate proxy cards/voting instruction forms to vote their shares. Stockholders who receive the Notice of Internet Availability of Proxy Materials will receive instructions on submitting their proxy cards/voting instruction form via the Internet.

If you would like to change your householding election, request that a single copy of the proxy materials be sent to your address, or request a separate copy of the proxy materials, please contact our distribution agent, Broadridge Financial Solutions, by calling (800) 542-1061 or by writing to Broadridge Householding Department, 51 Mercedes Way, Edgewood, NY 11717. We will promptly deliver the proxy materials to you upon receipt of your request. If you hold your shares in street name, please contact your bank, broker, or other record holder to request information about householding.

If you receive more than one proxy card/voting instruction form, your shares are probably registered in more than one account or you may hold shares both as a registered stockholder and through the Allstate 401(k) Savings Plan. You should vote each proxy card/voting instruction form you receive.

Proxy Solicitation

Officers and other employees of Allstate and its subsidiaries may solicit proxies by mail, personal interview, telephone, facsimile, electronic means, or via the Internet. None of these individuals will receive special compensation for soliciting votes, which will be performed in addition to their regular duties, and some of them may not necessarily solicit proxies. Allstate also has made arrangements with brokerage firms, banks, record holders, and other fiduciaries to forward proxy solicitation materials to the beneficial owners of shares they hold on your behalf. Allstate will reimburse these intermediaries for reasonable out-of-pocket expenses. Georgeson Inc., 199 Water Street, 26th Floor, New York, NY 10038 has been retained to assist in the solicitation of proxies for a fee not to exceed $16,500 plus expenses. Allstate will pay the cost of all proxy solicitation.

By order of the Board,

Mary J. McGinn
Secretary

Dated: April 11, 2012

Appendix A

Categorical Standards of Independence

In accordance with the *Director Independence Standards,* the Board has determined that the nature of the following relationships with the corporation do not create a conflict of interest that would impair a director's independence.

1. An Allstate director's relationship arising from (i) only such director's position as a director of another corporation or organization; (ii) only such director's direct or indirect ownership of a 5% or less equity interest in another corporation or organization (other than a partnership); (iii) both such position and such ownership; or (iv) such director's position only as a limited partner in a partnership in which he or she has an interest of 5% or less.

2. An Allstate director's relationship arising from an interest of the director, or any entity in which the director is an employee, director, partner, stockholder or officer, in or under any standard-form insurance policy or other financial product offered by the Allstate Group in the ordinary course of business.

3. An Allstate director's relationship with another company that participates in a transaction with the Allstate Group (i) where the rates or charges involved are determined by competitive bid or (ii) where the transaction involves the rendering of services as a common or contract carrier (including any airline) or public utility at rates or charges fixed in conformity with law or governmental authority.

4. An Allstate director's relationship with another company that has made payments to, or received payments from, the Allstate Group for property or services in an amount which, in the last fiscal year, does not exceed the greater of $1 million or 2% of such other company's consolidated gross revenues for such year.

5. An Allstate director's position as an executive officer of a tax exempt organization to which the aggregate amount of discretionary contributions (other than employee matching contributions) made by the Allstate Group and The Allstate Foundation in any of the last three fiscal years of the tax exempt organization were equal to or less than the greater of $1 million or 2% of such organization's consolidated gross revenues for such year.

6. An Allstate director's relationship with another company (i) in which the Allstate Group makes investments or (ii) which invests in securities issued by the Allstate Group or securities backed by any product issued by the Allstate Group, all in the ordinary course of such entity's investment business and on terms and under circumstances similar to those available to or from entities unaffiliated with such director.

Appendix B

PROPOSED AMENDMENT TO THE CERTIFICATE OF INCORPORATION OF THE ALLSTATE CORPORATION

(Proposed additions indicated in bold with underline. Proposed deletions are struck through.)

If Proposal 3 is approved by stockholders, the addition of Article Eleventh will be approved. If Proposal 4 is approved by stockholders, the amendment to Article Seventh will be approved.

Article Seventh

Meetings of stockholders may be held within or without the State of Delaware, as the bylaws of the corporation may provide. The books of the corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the board of directors or in the bylaws of the corporation. Election of directors need not be by written ballot unless the bylaws of the corporation so provide.

~~Any action required or permitted to be taken by the holders of any class or series of stock of the corporation entitled to vote generally in the election of directors may be taken only by vote at an annual or special meeting at which such action may be taken and may not be taken by written consent.~~

Special meetings of stockholders of the corporation, for any purpose or purposes, may be called only by (i) the Chairman of the board of directors of the corporation or (ii) the Secretary of the corporation upon the written request of the holders of record owning not less than ~~20%~~ 10% of all outstanding shares of common stock of the corporation, in accordance with the applicable requirements and procedures of the bylaws of the corporation. Each special meeting shall be held at such date, time and place as may be stated in the written notice of the special meeting.

No director may be removed, with or without cause, by the stockholders except by the affirmative vote of holders of not less than a majority of the total number of votes entitled to be cast at an election of such director; provided, however, that, whenever the holders of any class or series of Preferred Stock issued pursuant to ARTICLE FOURTH, Section 1 hereof, are entitled, by the terms of such class or series of Preferred Stock, voting separately by class or series to elect one or more directors, the provisions of the preceding clause of this sentence shall not apply with respect to such directors if the terms of such class or series of Preferred Stock expressly provide otherwise.

Article Eleventh

1. Written Consent. Certain actions required or permitted to be taken by the stockholders of the corporation at an annual or special meeting of the stockholders may be effected without a meeting by the written consent of the holders of common stock of the corporation (a "Consent"), but only if such action is taken in accordance with the provisions of this Article ELEVENTH or by the holders of any class or series of Preferred Stock issued pursuant to ARTICLE FOURTH, Section 1 hereof if the terms of such class or series of Preferred Stock expressly provide for such action by Consent.

2. Request for Record Date. The record date for determining stockholders entitled to authorize or take corporate action by Consent shall be as fixed by the board of directors of the corporation or as otherwise established under this Article ELEVENTH. Any stockholder seeking to have the stockholders authorize or take corporate action by Consent shall, by written notice addressed to the secretary of the corporation and delivered to the principal executive offices of the corporation and signed by holders of record owning not less than 10% of all outstanding shares of common stock of the corporation, as determined in accordance with the applicable requirements of the bylaws of the corporation, who shall continue to own not less than 10% of all outstanding shares of common stock of the corporation through the date of delivery of Consents signed by a sufficient number of stockholders to authorize or take such action and who shall not revoke such request, request that a record date be fixed for such purpose (each such notice, a "Request"). The Request must contain the information set forth in Section 3 of this Article ELEVENTH.

By the later of (i) twenty days after delivery of a valid Request and (ii) five days after delivery of any information requested by the corporation pursuant to Section 3 of this Article ELEVENTH, the board of directors of the corporation shall determine the validity of the Request and whether the Request relates to an action that may be authorized or taken by Consent pursuant to this Article ELEVENTH and, if appropriate, adopt a resolution fixing the record date for such purpose. The record date for such purpose shall be no more than ten days after the date upon which the resolution fixing the record date is adopted by the board of directors of the corporation and shall not precede the date such resolution is adopted. If the Request has been determined to be valid and to relate to an action that may be authorized or taken by Consent pursuant to this Article ELEVENTH or if such no determination shall have been made by the date required by this Article ELEVENTH, and in either event no record date has been fixed by the board of directors of the corporation, the record date shall be the day on which the first signed Consent is delivered to the corporation in the manner described in Section 7 of this Article ELEVENTH; except that, if prior action by the board of directors of the corporation is required under the provisions of Delaware law, the record date shall be at the close of business on the day on which the board of directors of the corporation adopts the resolution taking such prior action.

3. Request Requirements. Any Request (a) must be delivered by the holders of record owning not less than 10% of all outstanding shares of common stock of the corporation, as determined in accordance with applicable requirements of the bylaws of the corporation (with evidence of such ownership attached), who shall continue to own not less than 10% of all outstanding shares of common stock of the corporation through the date of delivery of Consents and who shall not revoke such request, signed by a sufficient number of stockholders to authorize or take such action; (b) must describe the action proposed to be authorized or taken by Consent; and (c) must contain (i) such other information and representations, to the extent applicable, then required by the corporation's bylaws as though each stockholder submitting such Request was submitting a notice of a nomination for election to the board of directors or of other business to be brought before a meeting of stockholders, other than as permitted to be included in the corporation's proxy statement pursuant to applicable rules and regulations promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) the text of the proposal (including the text of any resolutions to be adopted by Consent and the language of any proposed amendment to the bylaws of the corporation), and (iii) the agreement of the requesting stockholders required by the bylaws of the corporation. The board of directors of the corporation may require the stockholders submitting a Request to furnish such other information as it may require to determine the validity of the Request. Stockholders seeking to authorize or take action by Consent shall update the information provided in the Request as required by the corporation's bylaws with respect to information provided concerning nominations for elections to the board or other business at stockholders meetings.

4. Actions Which May Be Authorized or Taken by Written Consent. Stockholders are not entitled to authorize or take action by Consent if (a) the action relates to an item of business that is not a proper subject for stockholder action under applicable law, (b) an identical or substantially similar item of business, as determined by the board of directors of the corporation in its reasonable determination, which determination shall be conclusive and binding on the corporation and its stockholders (a "Similar Item"), is included in the corporation's notice of meeting as an item of business to be brought before an annual or special stockholders meeting that has been called but not yet held or that has been called to be held on a date within 90 days after the receipt by the corporation of the Request for such action, provided that the removal of directors without electing replacements shall not be a Similar Item to the election of directors, or (c) such Request was made in a manner that involved a violation of Regulation 14A promulgated under the Exchange Act, or other applicable law.

5. Manner of Consent Solicitation. Stockholders may authorize or take action by Consent only if such Consents are solicited from all holders of common stock of the corporation.

6. Date of Consent. Every Consent purporting to take or authorize the taking of corporate action must bear the date of signature of each stockholder who signs the Consent, and no Consent shall be effective to take or authorize the taking of the action referred to therein unless, within 60 days of the earliest dated Consent delivered in the manner required by Section 7 of this Article ELEVENTH, Consents signed by a sufficient number of stockholders to authorize or take such action are so delivered to the corporation.

7. Delivery of Consents. Every Consent purporting to take or authorize the taking of corporate action must be dated and delivered to the corporation or its registered office in the State of Delaware no earlier than 60 days after the delivery of a valid Request. Consents must be delivered to the corporation's registered office in the State of Delaware or its principal place of business. Delivery must be made by hand or by certified or registered mail, return receipt requested. The secretary of the corporation, or such other officer of the corporation as the board of directors of the corporation may designate ("Other Officer"), shall provide for the safe-keeping of such Consents and any related revocations and shall promptly conduct such ministerial review of the sufficiency of all Consents and any related revocations and of the validity of the action to be authorized or taken by Consent as the secretary of the corporation or Other Officer, as the case may be, deems necessary or appropriate, including, without limitation, whether the holders of a number of shares having the requisite voting power to authorize or take the action specified in the Consents have given consent; provided, however, that if the action to which the Consents relate is the removal or replacement of one or more members of the board of directors, the secretary of the corporation or Other Officer, as the case may be, shall promptly designate two persons, who shall not be members of the board of directors, to serve as inspectors ("Inspectors") with respect to such Consents and such Inspectors shall discharge the functions of the secretary of the corporation or Other Officer, as the case may be, under this Article ELEVENTH. If after such investigation the secretary of the corporation, Other Officer, or the Inspectors, as the case may be, shall determine that the action has been duly authorized or taken by the Consents, that fact shall be certified on the records of the corporation and the Consents shall be filed in such records. In conducting the investigation required by this Section, the secretary of the corporation, Other Officer, or the Inspectors, as the case may be, may retain special legal counsel and any other necessary or appropriate professional advisors as such person or persons may deem necessary or appropriate, at the expense of the corporation, and shall be fully protected in relying in good faith upon the opinion of such counsel or advisors.

8. Effectiveness of Consent. No action may be authorized or taken by the stockholders by Consent except in accordance with this Article ELEVENTH. If the board of directors of the corporation shall determine that any Request was not properly made in accordance with, or relates to an action that may not be effected by Consent pursuant to, this Article ELEVENTH, or any stockholder seeking to authorize or take such action does not otherwise comply with this Article ELEVENTH, then the board of directors of the corporation shall not be required to fix a record date and any such purported action by Consent shall be null and void to the fullest extent permitted by applicable law. No Consent shall be effective until such date as the secretary of the corporation, Other Officer, or the Inspectors, as the case may be, certify to the corporation that the Consents delivered to the corporation in accordance with Section 7 of this Article represent at least the minimum number of votes that would be necessary to authorize or take the corporate action at a meeting at which all shares entitled to vote thereon were present and voted, in accordance with Delaware law and this certificate of incorporation.

9. Challenge to Validity of Consent. Nothing contained in this Article ELEVENTH shall in any way be construed to suggest or imply that the board of directors of the corporation or any stockholder shall not be entitled to contest the validity of any Consent or related revocations, whether before or after such certification by the secretary of the corporation, Other Officer, or the Inspectors, as the case may be, or to take any other action (including, without limitation, the commencement, prosecution, or defense of any litigation with respect thereto, and the seeking of injunctive relief in such litigation).

10. Board-Solicited Stockholder Action by Written Consent. Notwithstanding anything to the contrary set forth above, (a) none of the foregoing provisions of this Article ELEVENTH shall apply to any solicitation of stockholder action by written consent by or at the direction of the board of directors of the corporation and (b) the board of directors of the corporation shall be entitled to solicit stockholder action by Consent in accordance with applicable law.

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APPENDIX C

POLICY REGARDING PRE-APPROVAL OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT'S SERVICES

Purpose and Applicability

The Audit Committee recognizes the importance of maintaining the independent and objective stance of our Independent Registered Public Accountant. We believe that maintaining independence, both in fact and in appearance, is a shared responsibility involving management, the Audit Committee, and the Independent Registered Public Accountant.

The Committee recognizes that the Independent Registered Public Accountant possess a unique knowledge of the Corporation and its subsidiaries and can provide necessary and valuable services to the Corporation in addition to the annual audit. The provision of these services is subject to three basic principles of auditor independence: (i) auditors cannot function in the role of management, (ii) auditors cannot audit their own work; and (iii) auditors cannot serve in an advocacy role for their client. Consequently, this policy sets forth guidelines and procedures to be followed by this Committee when approving services to be provided by the Independent Registered Public Accountant.

Policy Statement

Audit Services, Audit-Related Services, Tax Services, Other Services, and Prohibited Services are described in the attached appendix. All services to be provided by the Independent Registered Public Accountant must be approved by the Audit Committee or the Chair of the Audit Committee. Neither the Audit Committee nor the Chair will approve the provision of any Prohibited Services by the Independent Registered Public Accountant.

Procedures

In connection with the approval by the Audit Committee of the engagement of the Independent Registered Public Accountant to provide Audit Services for the upcoming fiscal year, the Independent Registered Public Accountant will submit to the Committee for approval schedules detailing all of the specific proposed Audit, Audit-Related, Tax, and Other Services, together with estimated fees for such services that are known as of that date. Subsequent to the Audit Committee's approval of audit engagement, Corporation management may submit to the Committee or the Chair for approval schedules of additional specific proposed Audit, Audit-Related, Tax, and Other Services that management recommends be provided by the Independent Registered Public Accountant during the audit and professional engagement period. Regardless of when proposed to the Committee or the Chair, each specific service will require approval by the Committee or the Chair before commencement of the specified service. The Independent Registered Public Accountant will confirm to the Committee or the Chair that each specific proposed service is permissible under applicable regulatory requirements.

Prior to approval of any specific Tax Service, the Independent Registered Public Accountant shall also provide to the Committee or the Chair a written description of (i) the scope of the service and the related fee structure, (ii) any side letter or other agreement between the Independent Registered Public Accountant and the Corporation or any subsidiary regarding the service, and (iii) any compensation arrangement or other agreement between the Independent Accountant and any person with respect to promoting, marketing, or recommending a transaction covered by the service.

Delegation to Chair

In addition to the Audit Committee, the Chair of the Audit Committee has the authority to grant approvals of services to be provided by the Independent Registered Public Accountant. The decisions of the Chair to approve services shall be reported to the Audit Committee at each of its regularly scheduled meetings.

Review of Services

At each regularly scheduled Audit Committee meeting, the Audit Committee shall review a report containing (i) a summary of any services approved by the Chair since the Committee's last regularly scheduled meeting and (ii) an updated projection for the current fiscal year, presented in a manner consistent with the proxy disclosure requirements, of the estimated annual fees to be paid to the Independent Registered Public Accountant.

Appendix

Audit Services

1. Annual financial statement audit
2. Review of quarterly financial statements
3. Statutory audits
4. Attestation report on management's assessment of internal controls over financial reporting
5. Consents, comfort letters, and reviews of documents filed with the Securities and Exchange Commission

Audit-Related Services

1. Accounting consultations relating to accounting standards, financial reporting, and disclosure issues
2. Due diligence assistance pertaining to potential acquisitions, dispositions, mergers, and securities offerings
3. Financial statement audits and attest services for non-consolidated entities including employees benefit and compensation plans

Tax Services

1. Domestic and international tax compliance, planning, and advice
2. Expatriate tax assistance and compliance

Other Services

Any service that is not a Prohibited Service, Audit Service, Audit-Related Service, or Tax Service

Prohibited Services

The following services, as more fully described in Regulation S-X, Rule 2-01, of the Securities and Exchange Commission, are Prohibited Services; provided however, that the services described in items 1 through 5 are not Prohibited Services if it is reasonable to conclude that the results of such services will not be subject to audit procedures during an audit of the Corporation's financial statements:

1. Bookkeeping or other services related to the accounting records or financial statements
2. Financial information systems design and implementation
3. Appraisal or valuation services, fairness opinions, or contribution-in-kind reports
4. Actuarial services
5. Internal audit outsourcing services
6. Management functions or human resources
7. Broker or dealer, investment adviser, or investment banking services
8. Legal services and expert services unrelated to the audit
9. Any other services that the PCAOB determines, by regulation, to impair independence

Appendix D

Executive Officers

The following table lists the names and titles of our executive officers. "AIC" refers to Allstate Insurance Company.

Name	Principal Positions and Offices Held
Thomas J. Wilson	Chairman of the Board, President, and Chief Executive Officer of The Allstate Corporation and AIC. Mr. Wilson also is a director of The Allstate Corporation.
Donald J. Bailey	Executive Vice President of AIC.
Don Civgin	Executive Vice President of AIC and President and Chief Executive Officer, Allstate Financial.
James D. DeVries	Executive Vice President of AIC (Human Resources).
Judith P. Greffin	Executive Vice President and Chief Investment Officer of AIC.
Suren Gupta	Executive Vice President of AIC (Allstate Technology & Operations)
Michele C. Mayes	Executive Vice President and General Counsel of The Allstate Corporation and AIC (Chief Legal Officer).
Samuel H. Pilch	Senior Group Vice President and Controller of The Allstate Corporation and AIC.
Steven E. Shebik	Executive Vice President and Chief Financial Officer of The Allstate Corporation and of AIC.
Steven C. Verney	Executive Vice President and Chief Risk Officer of AIC.
Joan H. Walker	Executive Vice President of AIC (Corporate Relations).
Matthew E. Winter	Senior Executive Vice President of AIC and President Allstate Auto, Home, and Agencies.

Performance Graph

The following performance graph compares the performance of Allstate common stock total return during the five-year period from December 31, 2006, through December 31, 2011, with the performance of the S&P 500 Property/Casualty Index and the S&P 500 Index. The graph plots the cumulative changes in value of an initial $100 investment as of December 31, 2006, over the indicated time periods, assuming all dividends are reinvested quarterly.



Allstate
S&P P/C
S&P 500
$125
$100
$75
$50
$25
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11

Value at each year-end of a $100 initial investment made on December 31, 2006

	12/31/06	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11
Allstate	$ 100	$ 82.55	$ 54.37	$ 51.18	$ 55.68	$ 49.34
S&P P/C	$ 100	$ 87.00	$ 61.64	$ 68.92	$ 75.24	$ 75.04
S&P 500	$ 100	$ 105.48	$ 66.93	$ 84.28	$ 96.78	$ 98.81

Definitions of Non-GAAP Measures

Measures that are not based on accounting principles generally accepted in the United States of America ("non-GAAP") are defined and reconciled to the most directly comparable GAAP measure. We believe that investors' understanding of Allstate's performance is enhanced by our disclosure of the following non-GAAP measures. Our methods for calculating these measures may differ from those used by other companies and therefore comparability may be limited.

Operating income (loss) ("operating profit") is net income (loss), excluding:

- realized capital gains and losses, after-tax, except for periodic settlements and accruals on non-hedge derivative instruments, which are reported with realized capital gains and losses but included in operating income (loss),
- valuation changes on embedded derivatives that are not hedged, after-tax,
- amortization of deferred policy acquisition costs ("DAC") and deferred sales inducements ("DSI"), to the extent they resulted from the recognition of certain realized capital gains and losses or valuation changes on embedded derivatives that are not hedged, after-tax,
- business combination expenses and the amortization of purchased intangible assets, after-tax,
- gain (loss) on disposition of operations, after-tax, and
- adjustments for other significant non-recurring, infrequent or unusual items, when (a) the nature of the charge or gain is such that it is reasonably unlikely to recur within two years, or (b) there has been no similar charge or gain within the prior two years.

Net income (loss) is the GAAP measure that is most directly comparable to operating income (loss).

We use operating income (loss) as an important measure to evaluate our results of operations. We believe that the measure provides investors with a valuable measure of the company's ongoing performance because it reveals trends in our insurance and financial services business that may be obscured by the net effect of realized capital gains and losses, valuation changes on embedded derivatives that are not hedged, business combination expenses and the amortization of purchased intangible assets, gain (loss) on disposition of operations and adjustments for other significant non-recurring, infrequent or unusual items. Realized capital gains and losses, valuation changes on embedded derivatives that are not hedged and gain (loss) on disposition of operations may vary significantly between periods and are generally driven by business decisions and external economic developments such as capital market conditions, the timing of which is unrelated to the insurance underwriting process. Consistent with our intent to protect results or earn additional income, operating income (loss) includes periodic settlements and accruals on certain derivative instruments that are reported in realized capital gains and losses because they do not qualify for hedge accounting or are not designated as hedges for accounting purposes. These instruments are used for economic hedges and to replicate fixed income securities, and by including them in operating income (loss), we are appropriately reflecting their trends in our performance and in a manner consistent with the economically hedged investments, product attributes (e.g., net investment income and interest credited to contractholder funds) or replicated investments. Business combination expenses are excluded because they are non-recurring in nature and the amortization of purchased intangible assets is excluded because it relates to the acquisition purchase price and is not indicative of our underlying insurance business results or trends. Non-recurring items are excluded because, by their nature, they are not indicative of our business or economic trends. Accordingly, operating income (loss) excludes the effect of items that tend to be highly variable from period to period and highlights the results from ongoing operations and the underlying profitability of our business. A byproduct of excluding these items to determine operating income (loss) is the transparency and understanding of their significance to net income variability and profitability while recognizing these or similar items may recur in subsequent periods. Operating income (loss) is used by management along with the other components of net income (loss) to assess our performance. We use adjusted measures of operating income (loss) and operating income (loss) per diluted share in incentive compensation. Therefore, we believe it is useful for investors to evaluate net income (loss), operating income (loss) and their components separately and in the aggregate when reviewing and evaluating our performance. We note that investors, financial analysts, financial and business media organizations and rating agencies utilize operating income (loss) results in their evaluation of our and our industry's financial performance and in their investment decisions, recommendations and communications as it represents a reliable, representative and consistent measurement of the industry and the company and management's performance. We note that the price to earnings multiple commonly used by insurance investors as a forward-looking valuation technique uses operating income (loss) as the denominator.

Operating income (loss) should not be considered as a substitute for net income (loss) and does not reflect the overall profitability of our business.

The following table reconciles operating income and net income for the years ended December 31.

($ in millions)	2011	2010	2009
Operating income	$ 689	$ 1,539	$ 1,881
Realized capital gains and losses	503	(827)	(583)
Income tax (expense) benefit	(179)	290	(45)
Realized capital gains and losses, after-tax	324	(537)	(628)
Valuation changes on embedded derivatives that are not hedged, after-tax	(12)	—	—
DAC and DSI amortization relating to realized capital gains and losses and valuation changes on embedded derivatives that are not hedged, after-tax	(127)	(34)	(177)
DAC and DSI unlocking relating to realized capital gains and losses, after-tax	1	(18)	(224)
Reclassification of periodic settlements and accruals on non-hedge derivative instruments, after-tax	(35)	(29)	(2)
Business combination expenses and the amortization of purchased intangible assets, after-tax	(42)	—	—
(Loss) gain on disposition of operations, after tax	(10)	7	4
Net income	$ 788	$ 928	$ 854

Combined ratio excluding the effect of catastrophes, prior year reserve reestimates, business combination expenses and the amortization of purchased intangible assets ("underlying combined ratio") is a non-GAAP ratio, which is computed as the difference between four GAAP operating ratios: the combined ratio, the effect of catastrophes on the combined ratio, the effect of prior year non-catastrophe reserve reestimates on the combined ratio, the effect of business combination expenses and the amortization of purchased intangible assets on the combined ratio. We believe that this ratio is useful to investors and it is used by management to reveal the trends in our Property-Liability business that may be obscured by catastrophe losses, prior year reserve reestimates, business combination expenses and the amortization of purchased intangible assets. Catastrophe losses cause our loss trends to vary significantly between periods as a result of their incidence of occurrence and magnitude, and can have a significant impact on the combined ratio. Prior year reserve reestimates are caused by unexpected loss development on historical reserves. Business combination expenses and the amortization of purchased intangible assets primarily relate to the acquisition purchase price and are not indicative of our underlying insurance business results or trends. We believe it is useful for investors to evaluate these components separately and in the aggregate when reviewing our underwriting performance. We also provide it to facilitate a comparison to our outlook on the underlying combined ratio. The most directly comparable GAAP measure is the combined ratio. The underlying combined ratio should not be considered a substitute for the combined ratio and does not reflect the overall underwriting profitability of our business.

The following table reconciles the Property-Liability underlying combined ratio to the Property-Liability combined ratio for the years ended December 31.

	2011	2010	2009
Underlying combined ratio	89.3	89.6	88.1
Effect of catastrophe losses	14.7	8.5	7.9
Effect of prior year non-catastrophe reserve reestimates	(0.8)	—	0.2
Effect of business combination expense and the amortization of purchased intangible assets	0.2	—	—
Combined ratio	**103.4**	**98.1**	**96.2**

Underwriting margin is calculated as 100% minus the combined ratio.

2011 Annual Report

	Page
Risk Factors	1
5-Year Summary of Selected Financial Data	11
Management's Discussion and Analysis	
Overview	12
2011 Highlights	12
Consolidated Net Income	13
Application of Critical Accounting Estimates	14
Property-Liability 2011 Highlights	26
Property-Liability Operations	27
Allstate Protection Segment	29
Discontinued Lines and Coverages Segment	42
Property-Liability Investment Results	42
Property-Liability Claims and Claims Expense Reserves	43
Allstate Financial 2011 Highlights	54
Allstate Financial Segment	54
Investments 2011 Highlights	64
Investments	64
Market Risk	80
Pension Plans	84
Goodwill	85
Deferred Taxes	86
Capital Resources and Liquidity 2011 Highlights	86
Capital Resources and Liquidity	87
Enterprise Risk and Return Management	93
Regulation and Legal Proceedings	94
Pending Accounting Standards	94
Consolidated Financial Statements	
Consolidated Statements of Operations	95
Consolidated Statements of Comprehensive Income	96
Consolidated Statements of Financial Position	97
Consolidated Statements of Shareholders' Equity	98
Consolidated Statements of Cash Flows	99
Notes to Consolidated Financial Statements	100
Report of Independent Registered Public Accounting Firm	179

RISK FACTORS

This document contains "forward-looking statements" that anticipate results based on our estimates, assumptions and plans that are subject to uncertainty. These statements are made subject to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. We assume no obligation to update any forward-looking statements as a result of new information or future events or developments.

These forward-looking statements do not relate strictly to historical or current facts and may be identified by their use of words like "plans," "seeks," "expects," "will," "should," "anticipates," "estimates," "intends," "believes," "likely," "targets" and other words with similar meanings. These statements may address, among other things, our strategy for growth, catastrophe exposure management, product development, investment results, regulatory approvals, market position, expenses, financial results, litigation and reserves. We believe that these statements are based on reasonable estimates, assumptions and plans. However, if the estimates, assumptions or plans underlying the forward-looking statements prove inaccurate or if other risks or uncertainties arise, actual results could differ materially from those communicated in these forward-looking statements.

In addition to the normal risks of business, we are subject to significant risks and uncertainties, including those listed below, which apply to us as an insurer and a provider of other financial services. These risks constitute our cautionary statements under the Private Securities Litigation Reform Act of 1995 and readers should carefully review such cautionary statements as they identify certain important factors that could cause actual results to differ materially from those in the forward-looking statements and historical trends. These cautionary statements are not exclusive and are in addition to other factors discussed elsewhere in this document, in our filings with the SEC or in materials incorporated therein by reference.

Risks Relating to the Property-Liability business

As a property and casualty insurer, we may face significant losses from catastrophes and severe weather events

Because of the exposure of our property and casualty business to catastrophic events, our operating results and financial condition may vary significantly from one period to the next. Catastrophes can be caused by various natural and man-made events, including earthquakes, volcanic eruptions, wildfires, tornadoes, tsunamis, hurricanes, tropical storms and certain types of terrorism or industrial accidents. We may incur catastrophe losses in our auto and property business in excess of: (1) those experienced in prior years, (2) the average expected level used in pricing, (3) our current reinsurance coverage limits, or (4) estimate of loss from external hurricane and earthquake models at various levels of profitability. Despite our catastrophe management programs, we are exposed to catastrophes that could have a material effect on operating results and financial condition. For example, our historical catastrophe experience includes losses relating to Hurricane Katrina in 2005 totaling $3.6 billion, the Northridge earthquake of 1994 totaling $2.1 billion and Hurricane Andrew in 1992 totaling $2.3 billion. We are also exposed to assessments from the California Earthquake Authority and various state-created insurance facilities, and to losses that could surpass the capitalization of these facilities. Our liquidity could be constrained by a catastrophe, or multiple catastrophes, which result in extraordinary losses or a downgrade of our debt or financial strength ratings.

In addition, we are subject to claims arising from weather events such as winter storms, rain, hail and high winds. The incidence and severity of weather conditions are largely unpredictable. There is generally an increase in the frequency and severity of auto and property claims when severe weather conditions occur.

The nature and level of catastrophes in any period cannot be predicted and could be material to our operating results and financial condition

Along with others in the industry, we use models developed by third party vendors in assessing our property insurance exposure to catastrophe losses. These models assume various conditions and probability scenarios. Such models do not necessarily accurately predict future losses or accurately measure losses currently incurred. Catastrophe models, which have been evolving since the early 1990s, use historical information about hurricanes and earthquakes and also utilize detailed information about our in-force business. While we use this information in connection with our pricing and risk management activities, there are limitations with respect to its usefulness in predicting losses in any reporting period. These limitations are evident in significant variations in estimates between models, material increases and decreases in results due to model changes and refinements of the underlying data elements and actual conditions that are not well understood and not properly incorporated into the models including seismic and weather phenomenon, demand surge, loss adjustment expense and impact of non-modeled conditions that compound losses.

Impacts of catastrophes and our catastrophe management strategy may adversely affect premium growth

Due to our catastrophe risk management efforts, the size of our homeowners business has been negatively impacted and may continue to be negatively impacted if we take further actions. Homeowners premium growth rates and retention could be more adversely impacted than we expect by adjustments to our business structure, size and underwriting practices in markets with significant catastrophe risk exposure. In addition, due to the diminished potential for cross-selling opportunities that cannot be fully replaced by our brokering arrangement to allow our agents to write property products with other carriers, new business growth in our auto lines could be lower than expected.

A regulatory environment that limits rate increases and requires us to underwrite business and participate in loss sharing arrangements may adversely affect our operating results and financial condition

From time to time, political events and positions affect the insurance market, including efforts to suppress rates to a level that may not allow us to reach targeted levels of profitability. For example, if Allstate Protection's loss ratio compares favorably to that of the industry, state regulatory authorities may impose rate rollbacks, require us to pay premium refunds to policyholders, or resist or delay our efforts to raise rates even if the property and casualty industry generally is not experiencing regulatory resistance to rate increases. Such resistance affects our ability, in all product lines, to obtain approval for rate changes that may be required to achieve targeted levels of profitability and returns on equity. Our ability to afford reinsurance required to reduce our catastrophe risk in designated areas may be dependent upon the ability to adjust rates for its cost.

In addition to regulating rates, certain states have enacted laws that require a property-liability insurer conducting business in that state to participate in assigned risk plans, reinsurance facilities and joint underwriting associations or require the insurer to offer coverage to all consumers, often restricting an insurer's ability to charge the price it might otherwise charge. In these markets, we may be compelled to underwrite significant amounts of business at lower than desired rates, possibly leading to an unacceptable return on equity, or as the facilities recognize a financial deficit, they may in turn have the ability to assess participating insurers, adversely affecting our results of operations and financial condition. Laws and regulations of many states also limit an insurer's ability to withdraw from one or more lines of insurance in the state, except pursuant to a plan that is approved by the state insurance department. Additionally, certain states require insurers to participate in guaranty funds for impaired or insolvent insurance companies. These funds periodically assess losses against all insurance companies doing business in the state. Our operating results and financial condition could be adversely affected by any of these factors.

The potential benefits of our sophisticated risk segmentation process may not be fully realized

We believe that pricing sophistication and underwriting (including Strategic Risk Management which, in some situations, considers information that is obtained from credit reports among other factors) has allowed us to be more competitive and operate more profitably. However, because many of our competitors have adopted underwriting criteria and sophisticated pricing models similar to those we use and because other competitors may follow suit, our competitive advantage could decline or be lost. Further, the use of insurance scoring from information that is obtained from credit reports as a factor in underwriting and pricing has at times been challenged by regulators, legislators, litigants and special interest groups in various states. Competitive pressures could also force us to modify our pricing sophistication models. Furthermore, we cannot be assured that these pricing sophistication models will accurately reflect the level of losses that we will ultimately incur.

Allstate Protection's operating results and financial condition may be adversely affected by the cyclical nature of the property and casualty business

The property and casualty market is cyclical and has experienced periods characterized by relatively high levels of price competition, less restrictive underwriting standards and relatively low premium rates, followed by periods of relatively lower levels of competition, more selective underwriting standards and relatively high premium rates. A downturn in the profitability cycle of the property and casualty business could have a material effect on our operating results and financial condition.

Unexpected increases in the severity or frequency of claims may adversely affect our operating results and financial condition

Unexpected changes in the severity or frequency of claims may affect the profitability of our Allstate Protection segment. Changes in bodily injury claim severity are driven primarily by inflation in the medical sector of the economy and litigation. Changes in auto physical damage claim severity are driven primarily by inflation in auto repair costs, auto parts prices and used car prices. Changes in homeowners claim severity are driven by inflation in the construction industry, in building materials and in home furnishings, and by other economic and environmental factors, including increased demand for services and supplies in areas affected by catastrophes. However, changes in the level of the severity of claims are not limited to the effects of inflation and demand surge in these various sectors of the economy. Increases in claim severity can arise from unexpected events that are inherently difficult to predict. Examples of such events include a decision in 2001 by the Georgia Supreme Court which held that diminished value coverage was included in auto policies under Georgia law and the emergence of mold-related homeowners losses in the state of Texas during 2002. Although we pursue various loss management initiatives in the Allstate Protection segment in order to mitigate future increases in claim severity, there can be no assurances that these initiatives will successfully identify or reduce the effect of future increases in claim severity.

Our Allstate Protection segment may experience volatility in claim frequency from time to time, and short-term trends may not continue over the longer term. In recent years gas prices have increased while miles driven have declined to the lowest level since 2008. A significant increase in claim frequency could have an adverse effect on our operating results and financial condition.

Actual claims incurred may exceed current reserves established for claims and may adversely affect our operating results and financial condition

Recorded claim reserves in the Property-Liability business are based on our best estimates of losses, both reported and incurred but not reported ("IBNR"), after considering known facts and interpretations of circumstances. Internal factors are considered including our experience with similar cases, actual claims paid, historical trends involving claim payment patterns, pending levels of unpaid claims, loss management programs, product mix and contractual terms. External factors are also considered which include, but are not limited to, law changes, court decisions, changes to regulatory requirements and economic conditions. Because reserves are estimates of the unpaid portion of losses that have occurred, including IBNR losses, the establishment of appropriate reserves, including reserves for catastrophes, is an inherently uncertain and complex process. The ultimate cost of losses may vary materially from recorded reserves and such variance may adversely affect our operating results and financial condition.

Predicting claim expense relating to asbestos, environmental and other discontinued lines is inherently uncertain and may have a material effect on our operating results and financial condition

The process of estimating asbestos, environmental and other discontinued lines liabilities is complicated by complex legal issues concerning, among other things, the interpretation of various insurance policy provisions and whether those losses are covered, or were ever intended to be covered, and whether losses could be recoverable through retrospectively determined premium, reinsurance or other contractual agreements. Asbestos-related bankruptcies and other asbestos litigation are complex, lengthy proceedings that involve substantial uncertainty for insurers. Actuarial techniques and databases used in estimating asbestos, environmental and other discontinued lines net loss reserves may prove to be inadequate indicators of the extent of probable loss. Ultimate net losses from these discontinued lines could materially exceed established loss reserves and expected recoveries and have a material effect on our operating results and financial condition.

Risks Relating to the Allstate Financial Segment

Changes in underwriting and actual experience could materially affect profitability and financial condition

Our product pricing includes long-term assumptions regarding investment returns, mortality, morbidity, persistency and operating costs and expenses of the business. We establish target returns for each product based upon these factors and the average amount of capital that we must hold to support in-force contracts taking into account rating agencies and regulatory requirements. We monitor and manage our pricing and overall sales mix to achieve target new business returns on a portfolio basis, which could result in the discontinuation or de-emphasis of products or distribution relationships and a decline in sales. Profitability from new business emerges over a period of years depending on the nature and life of the product and is subject to variability as actual results may differ from pricing assumptions. Additionally, many of our products have fixed or guaranteed terms that limit our ability to increase revenues or reduce benefits, including credited interest, once the product has been issued.

Our profitability in this segment depends on the adequacy of investment spreads, the management of market and credit risks associated with investments, the sufficiency of premiums and contract charges to cover mortality and morbidity benefits, the persistency of policies to ensure recovery of acquisition expenses, and the management of operating costs and expenses within anticipated pricing allowances. Legislation and regulation of the insurance marketplace and products could also affect our profitability and financial condition.

Changes in reserve estimates may adversely affect our operating results

The reserve for life-contingent contract benefits is computed on the basis of long-term actuarial assumptions of future investment yields, mortality, morbidity, persistency and expenses. We periodically review the adequacy of these reserves on an aggregate basis and if future experience differs significantly from assumptions, adjustments to reserves and amortization of deferred policy acquisition costs ("DAC") may be required which could have a material effect on our operating results.

Changes in market interest rates may lead to a significant decrease in the sales and profitability of spread-based products

Our ability to manage the Allstate Financial spread-based products, such as fixed annuities and institutional products, is dependent upon maintaining profitable spreads between investment yields and interest crediting rates. When market interest rates decrease or remain at relatively low levels, proceeds from investments that have matured or have been prepaid or sold may be reinvested at lower yields, reducing investment spread. Lowering interest crediting rates on some products in such an environment can partially offset decreases in investment yield. However, these changes could be limited by market conditions, regulatory minimum rates or contractual minimum rate guarantees on many contracts and may not match the timing or magnitude of changes in investment yields. Decreases in the interest crediting rates offered on products in the Allstate Financial segment could make those products less attractive, leading to lower sales and/or changes in the level of policy loans, surrenders and withdrawals. Non-parallel shifts in interest rates, such as increases in short-term rates without accompanying increases in medium- and long-term rates, can influence customer demand for fixed annuities, which could impact the level and profitability of new customer deposits. Increases in market interest rates can also have negative effects on Allstate Financial, for example by increasing the attractiveness of other investments to our customers, which can lead to increased surrenders at a time when the segment's fixed income investment asset values are lower as a result of the increase in interest rates. This could lead to the sale of fixed income securities at a loss. For certain products, principally fixed annuity and interest-sensitive life products, the earned rate on assets could lag behind rising market yields. We may react to market conditions by increasing crediting rates, which could narrow spreads and reduce profitability. Unanticipated surrenders could result in accelerated amortization of DAC or affect the recoverability of DAC and thereby increase expenses and reduce profitability.

Changes in estimates of profitability on interest-sensitive life, fixed annuities and other investment products may adversely affect our profitability and financial condition through the amortization of DAC

DAC related to interest-sensitive life, fixed annuities and other investment contracts is amortized in proportion to actual historical gross profits and estimated future gross profits ("EGP") over the estimated lives of the contracts. The principal assumptions for determining the amount of EGP are investment returns, including capital gains and losses on assets supporting contract liabilities, interest crediting rates to contractholders, and the effects of persistency, mortality, expenses, and hedges if applicable. Updates to these assumptions (commonly referred to as "DAC unlocking") could adversely affect our profitability and financial condition.

Reducing our concentration in fixed annuities and funding agreements may adversely affect reported results

We have been reducing our concentration in fixed annuities and funding agreements. Lower new sales of these products could negatively impact investment portfolio levels, complicate settlement of expiring contracts including forced sales of assets with unrealized capital losses, and affect goodwill impairment testing and insurance reserves deficiency testing.

Changes in tax laws may decrease sales and profitability of products and adversely affect our financial condition

Under current federal and state income tax law, certain products we offer, primarily life insurance and annuities, receive favorable tax treatment. This favorable treatment may give certain of our products a competitive advantage over noninsurance products. Congress and various state legislatures from time to time consider legislation that would reduce or eliminate the favorable policyholder tax treatment currently applicable to life insurance and annuities. Congress and various state legislatures also consider proposals to reduce the taxation of certain products or investments that may compete with life insurance or annuities. Legislation that increases the taxation on insurance products or reduces the taxation on competing products could lessen the advantage or create a disadvantage for certain of our products making them less competitive. Such proposals, if adopted, could have a material effect on our profitability and financial condition or ability to sell such products and could result in the surrender of some existing contracts and policies. In addition, changes in the federal estate tax laws could negatively affect the demand for the types of life insurance used in estate planning.

Risks Relating to Investments

We are subject to market risk and declines in credit quality which may adversely affect investment income, cause additional realized losses, and cause increased unrealized losses

Although we continually reevaluate our return optimization and risk mitigation strategies, we remain subject to the risk that we will incur losses due to adverse changes in interest rates, credit spreads, equity prices or currency exchange rates. Adverse changes to these rates, spreads and prices may occur due to changes in fiscal policy and the economic climate, the liquidity of a market or market segment, insolvency or financial distress of key market makers or participants, or changes in market perceptions of credit worthiness and/or risk tolerance.

We are subject to risks associated with potential declines in credit quality related to specific issuers or specific industries and a general weakening in the economy, which are typically reflected through credit spreads. Credit spread is the additional yield on fixed income securities above the risk-free rate (typically referenced as the yield on U.S. Treasury securities) that market participants require to compensate them for assuming credit, liquidity and/or prepayment risks. Credit spreads vary (i.e. increase or decrease) in response to the market's perception of risk and liquidity in a specific issuer or specific sector and are influenced by the credit ratings, and the reliability of those ratings, published by external rating agencies. Although we use derivative financial instruments to manage these risks, the effectiveness of such instruments is subject to the same risks. A decline in the quality of our investment portfolio as a result of adverse economic conditions or otherwise could cause additional realized and unrealized losses on securities, including realized and unrealized losses relating to equity and derivative strategies.

A decline in market interest rates or credit spreads could have an adverse effect on our investment income as we invest cash in new investments that may earn less than the portfolio's average yield. In a declining interest rate environment, borrowers may prepay or redeem securities more quickly than expected as they seek to refinance at lower rates. A decline could also lead us to purchase longer-term or riskier assets in order to obtain adequate investment yields resulting in a duration gap when compared to the duration of liabilities. An increase in market interest rates or credit spreads could have an adverse effect on the value of our investment portfolio by decreasing the fair values of the fixed income securities that comprise a substantial majority of our investment portfolio. A declining equity market could also cause the investments in our pension plans to decrease or decreasing interest rates could cause the funding target and the projected benefit obligation of our pension plans or the accumulated benefit obligation of our other postretirement benefit plans to increase, either or both resulting in a decrease in the funded status of the pension plans and a reduction of shareholders' equity, increases in pension and other postretirement benefit expense and increases in required contributions to the pension plans.

Deteriorating financial performance impacting securities collateralized by residential and commercial mortgage loans, collateralized corporate loans, and commercial mortgage loans may lead to write-downs and impact our results of operations and financial condition

Changes in residential or commercial mortgage delinquencies, loss severities or recovery rates, declining residential or commercial real estate prices, corporate loan delinquencies or recovery rates, changes in credit or bond insurer strength ratings and the quality of service provided by service providers on securities in our portfolios could lead us to determine that write-downs are necessary in the future.

The impact of our investment strategies may be adversely affected by developments in the financial markets

The impact of our investment portfolio return optimization and risk mitigation strategies may be adversely affected by unexpected developments in the financial markets. For example, derivative contracts may result in coverage that is not as effective as intended thereby leading to the recognition of losses without the recognition of gains expected to mitigate the losses.

Concentration of our investment portfolios in any particular segment of the economy may have adverse effects on our operating results and financial condition

The concentration of our investment portfolios in any particular industry, collateral type, group of related industries, geographic sector or risk type could have an adverse effect on our investment portfolios and consequently on our results of operations and financial condition. Events or developments that have a negative impact on any particular industry, group of related industries or geographic region may have a greater adverse effect on the investment portfolios to the extent that the portfolios are concentrated rather than diversified.

The determination of the amount of realized capital losses recorded for impairments of our investments is subjective and could materially impact our operating results and financial condition

The determination of the amount of realized capital losses recorded for impairments vary by investment type and is based upon our periodic evaluation and assessment of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available. We update our evaluations regularly and reflect changes in other-than-temporary impairments in our results of operations. The assessment of whether other-than-temporary impairments have occurred is based on our case-by-case evaluation of the underlying reasons for the decline in fair value. There can be no assurance that we have accurately assessed the level of or amounts recorded for other-than-temporary impairments taken in our financial statements. Furthermore, historical trends may not be indicative of future impairments and additional impairments may need to be recorded in the future.

The determination of the fair value of our fixed income and equity securities is subjective and could materially impact our operating results and financial condition

In determining fair values we generally utilize market transaction data for the same or similar instruments. The degree of management judgment involved in determining fair values is inversely related to the availability of market observable information. The fair value of assets may differ from the actual amount received upon sale of an asset in an orderly transaction between market participants at the measurement date. Moreover, the use of different valuation assumptions may have a material effect on the assets' fair values. The difference between amortized cost or cost and fair value, net of deferred income taxes, certain life and annuity DAC, certain deferred sales inducement costs ("DSI"), and certain reserves for life-contingent contract benefits, is reflected as a component of accumulated other comprehensive income in shareholders' equity. Changing market conditions could materially affect the determination of the fair value of securities and unrealized net capital gains and losses could vary significantly. Determining fair value is subjective and could materially impact our operating results and financial condition.

Risks Relating to the Insurance Industry

Our future results are dependent in part on our ability to successfully operate in an insurance industry that is highly competitive

The insurance industry is highly competitive. Our competitors include other insurers and, because some of our products include a savings or investment component, securities firms, investment advisers, mutual funds, banks and other financial institutions. Many of our competitors have well-established national reputations and market similar products. Because of the competitive nature of the insurance industry, including competition for producers such as exclusive and independent agents, there can be no assurance that we will continue to effectively compete with our industry rivals, or that competitive pressures will not have a material effect on our business, operating results or financial condition. Furthermore, certain competitors operate using a mutual insurance company structure and therefore may have dissimilar profitability and return targets. Our ability to successfully operate may also be impaired if we are not effective in filling critical leadership positions, in developing the talent and skills of our human resources, in assimilating new executive talent into our organization, or in deploying human resource talent consistently with our business goals.

Difficult conditions in the global capital markets and the economy generally could adversely affect our business and operating results and these conditions may not improve in the near future

As with most businesses, we believe difficult conditions in the global capital markets and economy, such as significant negative macroeconomic trends, including relatively high and sustained unemployment, reduced consumer spending, lower home prices, substantial increases in delinquencies on consumer debt, including defaults on home mortgages, and the relatively low availability of credit could have an adverse effect on our business and operating results.

Stressed conditions, volatility and disruptions in global capital markets, particular markets or financial asset classes could adversely affect our investment portfolio. Disruptions in one market or asset class can also spread to other markets or asset classes. Although the disruption in the global financial markets has moderated, not all global financial markets are functioning normally, and the rate of recovery from the U.S. recession has been below historic averages. Several governments around the world have announced austerity actions to address their budget deficits that may lead to a decline in economic activity. Specifically, the global recession and disruption of the financial markets has led to concerns over capital markets access and the solvency of European Union member states.

General economic conditions could adversely affect us in the form of consumer behavior and pressure investment results. Consumer behavior changes could include decreased demand for our products. For example, as consumers purchase fewer automobiles, our sales of auto insurance may decline. Also, as consumers become more cost conscious, they may choose lower levels of auto and homeowners insurance. In addition, holders of some of our interest-sensitive life insurance and annuity products may engage in an elevated level of discretionary withdrawals of contractholder funds. Our investment results could be adversely affected as deteriorating financial and business conditions affect the issuers of the securities in our investment portfolio.

There can be no assurance that actions of the U.S. federal government, Federal Reserve and other governmental and regulatory bodies for the purpose of stabilizing the financial markets and stimulating the economy will achieve the intended effect

In response to the financial crises affecting the banking system, the financial markets and the broader economy in recent years, the U.S. federal government, the Federal Reserve and other governmental and regulatory bodies have taken actions such as purchasing mortgage-backed and other securities from financial institutions, investing directly in banks, thrifts and bank and savings and loan holding companies and increasing federal spending to stimulate the economy. There can be no assurance as to the long term impact such actions will have on the financial markets or on economic conditions, including potential inflationary affects. Continued volatility and any further economic deterioration could materially and adversely affect our business, financial condition and results of operations.

Losses from legal and regulatory actions may be material to our operating results, cash flows and financial condition

As is typical for a large company, we are involved in various legal actions, including class action litigation challenging a range of company practices and coverage provided by our insurance products, some of which involve claims for substantial or indeterminate amounts. We are also involved in various regulatory actions and inquiries, including market conduct exams by state insurance regulatory agencies. In the event of an unfavorable outcome in one or more of these matters, the ultimate liability may be in excess of amounts currently accrued and may be material to our operating results or cash flows for a particular quarter or annual period and to our financial condition. The aggregate estimate of the range of reasonably possible loss in excess of the amount accrued, if any, disclosed in Note 14 of the consolidated financial statements is not an indication of expected loss, if any. Actual results may vary significantly from the current estimate.

We are subject to extensive regulation and potential further restrictive regulation may increase our operating costs and limit our growth

As insurance companies, broker-dealers, investment advisers, a federal stock savings bank and/or investment companies, many of our subsidiaries are subject to extensive laws and regulations. These laws and regulations are complex and subject to change. Changes may sometimes lead to additional expenses, increased legal exposure, limit our ability to grow or to achieve targeted profitability. Moreover, laws and regulations are administered and enforced by a number of different governmental authorities, each of which exercises a degree of interpretive latitude, including state insurance regulators; state securities administrators; state attorneys general and federal agencies including the SEC, the FINRA, the U.S. Department of Justice, and until such time as Allstate Bank is dissolved and Allstate deregisters as a savings and loan holding company, the OCC, the FRB, and the Federal Deposit Insurance Corporation ("FDIC"). Consequently, we are subject to the risk that compliance with any particular regulator's or enforcement authority's interpretation of a legal issue may not result in compliance with another's interpretation of the same issue, particularly when compliance is judged in hindsight. In addition, there is risk that any particular regulator's or enforcement authority's interpretation of a legal issue may change over time to our detriment, or that changes in the overall legal environment may, even absent any particular regulator's or enforcement authority's interpretation of a legal issue changing, cause us to change our views regarding the actions we need to take from a legal risk management perspective, thus necessitating changes to our practices that may, in some cases, limit our ability to grow or to improve the profitability of our business. Furthermore, in some cases, these laws and regulations are designed to protect or benefit the interests of a specific constituency rather than a range of constituencies. For example, state insurance laws and regulations are generally intended to protect or benefit purchasers or users of insurance products, not holders of securities issued by The Allstate Corporation. In many respects, these laws and regulations limit our ability to grow or to improve the profitability of our business.

Regulatory reforms, and the more stringent application of existing regulations, may make it more expensive for us to conduct our business

The federal government has enacted comprehensive regulatory reforms for financial services entities. As part of a larger effort to strengthen the regulation of the financial services market, certain reforms are applicable to the insurance industry, including the FIO established within the Treasury Department.

We are a diversified unitary savings and loan holding company for Allstate Bank, a federal stock savings bank and a member of the FDIC. The principal supervisory authorities for the diversified unitary savings and loan holding company activities of The Allstate Corporation is the FRB, and the principal supervisory authority for the Bank is the OCC. The Allstate Corporation and the Bank, respectively, are subject to FRB and OCC regulation, examination, supervision and reporting requirements and enforcement authority. The Bank is also subject to the authority of the FDIC.

Among other things, this permits one or more of these governmental entities to restrict or prohibit activities that are determined to be a serious risk to the financial safety, soundness and stability of Allstate Bank. In 2011, after receiving regulatory approval to voluntarily dissolve, Allstate Bank ceased operations. In the first half of 2012, we expect to cancel the bank's charter and deregister The Allstate Corporation as a savings and loan holding company.

In recent years, the state insurance regulatory framework has come under public scrutiny, members of Congress have discussed proposals to provide for federal chartering of insurance companies, and FIO and the Federal Stability Oversight Council ("FSOC") were established. In the future, if the FSOC were to determine that Allstate is a "systemically important" nonbank financial company, Allstate would again be subject to regulation by the Federal Reserve Board. We can make no assurances regarding the potential impact of state or federal measures that may change the nature or scope of insurance and financial regulation.

These regulatory reforms and any additional legislative change or regulatory requirements imposed upon us in connection with the federal government's regulatory reform of the financial services industry or arising from reform related to the international regulatory capital framework for banking or financial services firms, and any more stringent enforcement of existing regulations by federal authorities, may make it more expensive for us to conduct our business, or limit our ability to grow or to achieve profitability.

Reinsurance may be unavailable at current levels and prices, which may limit our ability to write new business

Our personal lines catastrophe reinsurance program was designed, utilizing our risk management methodology, to address our exposure to catastrophes nationwide. Market conditions beyond our control impact the availability and cost of the reinsurance we purchase. No assurances can be made that reinsurance will remain continuously available to us to the same extent and on the same terms and rates as is currently available. For example, our ability to afford reinsurance to reduce our catastrophe risk in designated areas may be dependent upon our ability to adjust premium rates for its cost, and there are no assurances that the terms and rates for our current reinsurance program will continue to be available next year. If we were unable to maintain our current level of reinsurance or purchase new reinsurance protection in amounts that we consider sufficient and at prices that we consider acceptable, we would have to either accept an increase in our exposure risk, reduce our insurance writings, or develop or seek other alternatives.

Reinsurance subjects us to the credit risk of our reinsurers and may not be adequate to protect us against losses arising from ceded insurance, which could have a material effect on our operating results and financial condition

The collectability of reinsurance recoverables is subject to uncertainty arising from a number of factors, including changes in market conditions, whether insured losses meet the qualifying conditions of the reinsurance contract and whether reinsurers, or their affiliates, have the financial capacity and willingness to make payments under the terms of a reinsurance treaty or contract. Our inability to collect a material recovery from a reinsurer could have a material effect on our operating results and financial condition.

A large scale pandemic, the continued threat of terrorism or ongoing military actions may have an adverse effect on the level of claim losses we incur, the value of our investment portfolio, our competitive position, marketability of product offerings, liquidity and operating results

A large scale pandemic, the continued threat of terrorism, within the United States and abroad, or ongoing military and other actions, and heightened security measures in response to these types of threats, may cause significant volatility and losses in our investment portfolio from declines in the equity markets and from interest rate changes in the United States, Europe and elsewhere, and result in loss of life, property damage, disruptions to commerce and reduced economic activity. Some of the assets in our investment portfolio may be adversely affected by declines in the equity markets and reduced economic activity caused by a large scale pandemic or the continued threat of terrorism. Additionally, in the Allstate Protection and Allstate Financial segments, a large scale pandemic or terrorist act could have a material effect on the sales, profitability, competitiveness, marketability of product offerings, liquidity, and operating results.

A downgrade in our financial strength ratings may have an adverse effect on our competitive position, the marketability of our product offerings, and our liquidity, operating results and financial condition

Financial strength ratings are important factors in establishing the competitive position of insurance companies and generally have an effect on an insurance company's business. On an ongoing basis, rating agencies review the financial performance and condition of insurers and could downgrade or change the outlook on an insurer's ratings due to, for example, a change in an insurer's statutory capital; a change in a rating agency's determination of the amount of risk-adjusted capital required to maintain a particular rating; an increase in the perceived risk of an insurer's investment portfolio; a reduced confidence in management or a host of other considerations that may or may not be under the insurer's control. The insurance financial strength ratings of Allstate Insurance Company and Allstate Life Insurance Company and The Allstate Corporation's senior debt ratings from A.M. Best, Standard & Poor's and Moody's are subject to continuous review, and the retention of current ratings cannot be assured. A downgrade in any of these ratings could have a material effect on our sales, our competitiveness, the marketability of our product offerings, and our liquidity, operating results and financial condition.

Adverse capital and credit market conditions may significantly affect our ability to meet liquidity needs or our ability to obtain credit on acceptable terms

In periods of extreme volatility and disruption in the capital and credit markets, liquidity and credit capacity may be severely restricted. In such circumstances, our ability to obtain capital to fund operating expenses, financing costs, capital expenditures or acquisitions may be limited, and the cost of any such capital may be significant. Our access to additional financing will depend on a variety of factors such as market conditions, the general availability of credit, the overall availability of credit to our industry, our credit ratings and credit capacity, as well as lenders' perception of our long- or short-term financial prospects. Similarly, our access to funds may be impaired if regulatory authorities or rating agencies take negative actions against us. If a combination of these factors were to occur, our internal sources of liquidity may prove to be insufficient and in such case, we may not be able to successfully obtain additional financing on favorable terms.

We may be required to recognize impairments in the value of our goodwill, which may adversely affect our operating results and financial condition

Goodwill represents the excess of amounts paid for acquiring businesses over the fair value of the net assets acquired. Goodwill is evaluated for impairment annually, or more frequently if conditions warrant, by comparing the carrying value (attributed equity) of a reporting unit to its estimated fair value. Market declines or other events impacting the fair value of a reporting unit could result in a goodwill impairment, resulting in a charge to income. Such a charge could have an adverse effect on our results of operations or financial condition.

Changes in accounting standards issued by the Financial Accounting Standards Board ("FASB") or other standard-setting bodies may adversely affect our results of operations and financial condition

Our financial statements are subject to the application of generally accepted accounting principles, which are periodically revised, interpreted and/or expanded. Accordingly, we are required to adopt new guidance or interpretations, or could be subject to existing guidance as we enter into new transactions, which may have a material effect on our results of operations and financial condition that is either unexpected or has a greater impact than expected. For a description of changes in accounting standards that are currently pending and, if known, our estimates of their expected impact, see Note 2 of the consolidated financial statements.

The change in our unrecognized tax benefit during the next 12 months is subject to uncertainty

We have disclosed our estimate of net unrecognized tax benefits and the reasonably possible increase or decrease in its balance during the next 12 months in Note 15 of the consolidated financial statements. However, actual results may differ from our estimate for reasons such as changes in our position on specific issues, developments with respect to the governments' interpretations of income tax laws or changes in judgment resulting from new information obtained in audits or the appeals process.

The realization of deferred tax assets is subject to uncertainty

The realization of our deferred tax assets, net of valuation allowance, is based on our assumption that we will be able to fully utilize the deductions that are ultimately recognized for tax purposes. However, actual results may differ from our assumptions if adequate levels of taxable income are not attained.

The ability of our subsidiaries to pay dividends may affect our liquidity and ability to meet our obligations

The Allstate Corporation is a holding company with no significant operations. The principal asset is the stock of its subsidiaries. State insurance regulatory authorities limit the payment of dividends by insurance subsidiaries, as described in Note 16 of the consolidated financial statements. In addition, competitive pressures generally require the subsidiaries to maintain insurance financial strength ratings. These restrictions and other regulatory requirements affect the ability of the subsidiaries to make dividend payments. Limits on the ability of the subsidiaries to pay dividends could adversely affect holding company liquidity, including our ability to pay dividends to shareholders, service our debt, or complete share repurchase programs in the timeframe expected.

The occurrence of events unanticipated in our disaster recovery systems and management continuity planning or a support failure from external providers during a disaster could impair our ability to conduct business effectively

The occurrence of a disaster such as a natural catastrophe, an industrial accident, a terrorist attack or war, cyber attack, events unanticipated in our disaster recovery systems, or a support failure from external providers, could have an adverse effect on our ability to conduct business and on our results of operations and financial condition, particularly if those events affect our computer-based data processing, transmission, storage, and retrieval systems. In the event that a significant number of our managers could be unavailable in the event of a disaster, our ability to effectively conduct our business could be severely compromised.

Changing climate conditions may adversely affect our financial condition, profitability or cash flows

Climate change, to the extent it produces rising temperatures and changes in weather patterns, could impact the frequency or severity of weather events and wildfires, the affordability and availability of homeowners insurance, and the results for our Allstate Protection segment.

Loss of key vendor relationships or failure of a vendor to protect personal information of our customers, claimants or employees could affect our operations

We rely on services and products provided by many vendors in the United States and abroad. These include, for example, vendors of computer hardware and software and vendors of services such as claim adjustment services and human resource benefits management services. In the event that one or more of our vendors suffers a bankruptcy or otherwise becomes unable to continue to provide products or services, or fails to protect personal information of our customers, claimants or employees, we may suffer operational impairments and financial losses.

5-YEAR SUMMARY OF SELECTED FINANCIAL DATA

($ in millions, except per share data and ratios)	2011	2010	2009	2008	2007
Consolidated Operating Results					
Insurance premiums and contract charges	$ 28,180	$ 28,125	$ 28,152	$ 28,862	$ 29,099
Net investment income	3,971	4,102	4,444	5,622	6,435
Realized capital gains and losses	503	(827)	(583)	(5,090)	1,235
Total revenues	32,654	31,400	32,013	29,394	36,769
Net income (loss)	788	928	854	(1,679)	4,636
Net income (loss) per share:					
Net income (loss) per share - basic	1.51	1.72	1.58	(3.06)	7.80
Net income (loss) per share - diluted	1.51	1.71	1.58	(3.06)	7.76
Cash dividends declared per share	0.84	0.80	0.80	1.64	1.52
Consolidated Financial Position					
Investments	$ 95,618	$ 100,483	$ 99,833	$ 95,998	$ 118,980
Total assets	125,563	130,874	132,652	134,798	156,408
Reserves for claims and claims expense, life-contingent contract benefits and contractholder funds	77,156	81,145	84,659	90,750	94,052
Long-term debt	5,908	5,908	5,910	5,659	5,640
Shareholders' equity	18,674	19,016	16,692	12,641	21,851
Shareholders' equity per diluted share	36.92	35.32	30.84	23.47	38.54
Equity	18,702	19,044	16,721	12,673	21,902
Property-Liability Operations					
Premiums earned	$ 25,942	$ 25,957	$ 26,194	$ 26,967	$ 27,233
Net investment income	1,201	1,189	1,328	1,674	1,972
Net income	408	1,054	1,543	228	4,258
Operating ratios [1]					
Claims and claims expense ("loss") ratio	77.7	73.0	71.6	74.4	64.9
Expense ratio	25.7	25.1	24.6	25.0	24.9
Combined ratio	103.4	98.1	96.2	99.4	89.8
Allstate Financial Operations					
Premiums and contract charges	$ 2,238	$ 2,168	$ 1,958	$ 1,895	$ 1,866
Net investment income	2,716	2,853	3,064	3,811	4,297
Net income (loss)	586	58	(483)	(1,721)	465
Investments	57,373	61,582	62,216	61,449	74,256

[1] We use operating ratios to measure the profitability of our Property-Liability results. We believe that they enhance an investor's understanding of our profitability. They are calculated as follows: Claims and claims expense ("loss") ratio is the ratio of claims and claims expense to premiums earned. Loss ratios include the impact of catastrophe losses. Expense ratio is the ratio of amortization of deferred policy acquisition costs, operating costs and expenses and restructuring and related charges to premiums earned. Combined ratio is the ratio of claims and claims expense, amortization of deferred policy acquisition costs, operating costs and expenses and restructuring and related charges to premiums earned. The combined ratio is the sum of the loss ratio and the expense ratio. The difference between 100% and the combined ratio represents underwriting income (loss) as a percentage of premiums earned, or underwriting margin.

Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

The following discussion highlights significant factors influencing the consolidated financial position and results of operations of The Allstate Corporation (referred to in this document as "we," "our," "us," the "Company" or "Allstate"). It should be read in conjunction with the 5-year summary of selected financial data, consolidated financial statements and related notes found under Part II, Item 6 and Item 8 contained herein. Further analysis of our insurance segments is provided in the Property-Liability Operations (which includes the Allstate Protection and the Discontinued Lines and Coverages segments) and in the Allstate Financial Segment sections of Management's Discussion and Analysis ("MD&A"). The segments are consistent with the way in which we use financial information to evaluate business performance and to determine the allocation of resources.

Allstate is focused on the following priorities in 2012:

- maintain auto profitability;
- raise returns in homeowners and annuity businesses;
- grow insurance premiums; and
- proactively manage investments and capital.

The most important factors we monitor to evaluate the financial condition and performance of our company include:

- For Allstate Protection: premium written, the number of policies in force ("PIF"), retention, price changes, claim frequency (rate of claim occurrence per policy in force) and severity (average cost per claim), catastrophes, loss ratio, expenses, underwriting results, and sales of all products and services;
- For Allstate Financial: benefit and investment spread, amortization of deferred policy acquisition costs ("DAC"), expenses, operating income, net income, invested assets, and premiums and contract charges;
- For Investments: credit quality/experience, total return, investment income, cash flows, realized capital gains and losses, unrealized capital gains and losses, stability of long-term returns, and asset and liability duration; and
- For financial condition: liquidity, parent holding company level of deployable invested assets, financial strength ratings, operating leverage, debt leverage, book value per share, and return on equity.

Summary of Results:

- Consolidated net income was $788 million in 2011, a decrease of 15.1% compared to $928 million in 2010, following an 8.7% increase in 2010 from $854 million in 2009. The decrease in 2011 compared to 2010 was primarily due to lower net income from Property-Liability, partially offset by higher net income from Allstate Financial. The increase in 2010 compared to 2009 was primarily due to higher net income from Allstate Financial, partially offset by lower net income from Property-Liability. Net income per diluted share was $1.51, $1.71 and $1.58 in 2011, 2010 and 2009, respectively.
- Allstate Protection had an underwriting loss of $849 million in 2011 compared to underwriting income of $526 million in 2010 and underwriting income of $1.03 billion in 2009. The decrease in 2011 compared to 2010 was primarily due to increases in homeowners underwriting losses and decreases in other personal lines and standard auto underwriting income. The decrease in 2010 compared to 2009 was primarily due to decreases in standard auto underwriting income and increases in homeowners underwriting losses, partially offset by increases in other personal lines underwriting income. The Allstate Protection combined ratio was 103.3, 98.0 and 96.1 in 2011, 2010 and 2009, respectively. Underwriting income (loss), as measure not based on GAAP, is defined in the Property-Liability Operations section of the MD&A.
- Allstate Financial net income was $586 million in 2011 compared to net income of $58 million in 2010 and a net loss of $483 million in 2009. The increase in 2011 compared to 2010 was primarily due to net realized capital gains in the current year compared to net realized capital losses in the prior year and decreased interest credited to contractholder funds, partially offset by higher amortization of DAC and lower net investment income. The favorable change of $541 million in 2010 compared to 2009 was primarily due to lower amortization of DAC, decreased interest credited to contractholder funds and higher premiums and contract charges, partially offset by lower net investment income.

2011 HIGHLIGHTS

- Consolidated net income was $788 million in 2011 compared to $928 million in 2010. Net income per diluted share was $1.51 in 2011 compared to $1.71 in 2010.

- Property-Liability net income was $408 million in 2011 compared to $1.05 billion in 2010.
- The Property-Liability combined ratio was 103.4 in 2011 compared to 98.1 in 2010.
- Allstate Financial net income was $586 million in 2011 compared to $58 million in 2010.
- Total revenues were $32.65 billion in 2011 compared to $31.40 billion in 2010.
- Property-Liability premiums earned totaled $25.94 billion in 2011 compared to $25.96 billion in 2010.
- Net realized capital gains were $503 million in 2011 compared to net realized capital losses of $827 million in 2010.
- Investments totaled $95.62 billion as of December 31, 2011, a decrease of 4.8% from $100.48 billion as of December 31, 2010. Net investment income was $3.97 billion in 2011, a decrease of 3.2% from $4.10 billion in 2010.
- Book value per diluted share (ratio of shareholders' equity to total shares outstanding and dilutive potential shares outstanding) was $36.92 as of December 31, 2011, an increase of 4.5% from $35.32 as of December 31, 2010.
- For the twelve months ended December 31, 2011, return on the average of beginning and ending period shareholders' equity was 4.2%, a decrease of 1.0 points from 5.2% for the twelve months ended December 31, 2010.
- As of December 31, 2011, we had $18.67 billion in shareholders' equity. This total included $2.24 billion in deployable invested assets at the parent holding company level.
- On October 7, 2011, we obtained all required regulatory approvals and closed our acquisition of certain entities making up the Esurance and Answer Financial groups of companies from White Mountains Holdings for a total price of $1.01 billion.

CONSOLIDATED NET INCOME

($ in millions)	**For the years ended December 31,**		
	2011	**2010**	**2009**
Revenues			
Property-liability insurance premiums	$ 25,942	$ 25,957	$ 26,194
Life and annuity premiums and contract charges	2,238	2,168	1,958
Net investment income	3,971	4,102	4,444
Realized capital gains and losses:			
Total other-than-temporary impairment losses	(563)	(937)	(2,376)
Portion of loss recognized in other comprehensive income	(33)	(64)	457
Net other-than-temporary impairment losses recognized in earnings	(596)	(1,001)	(1,919)
Sales and other realized capital gains and losses	1,099	174	1,336
Total realized capital gains and losses	503	(827)	(583)
Total revenues	32,654	31,400	32,013
Costs and expenses			
Property-liability insurance claims and claims expense	(20,161)	(18,951)	(18,746)
Life and annuity contract benefits	(1,761)	(1,815)	(1,617)
Interest credited to contractholder funds	(1,645)	(1,807)	(2,126)
Amortization of deferred policy acquisition costs	(4,233)	(4,034)	(4,754)
Operating costs and expenses	(3,468)	(3,281)	(3,007)
Restructuring and related charges	(44)	(30)	(130)
Interest expense	(367)	(367)	(392)
Total costs and expenses	(31,679)	(30,285)	(30,772)
(Loss) gain on disposition of operations	(15)	11	7
Income tax expense	(172)	(198)	(394)
Net income	$ 788	$ 928	$ 854
Property-Liability	$ 408	$ 1,054	$ 1,543
Allstate Financial	586	58	(483)
Corporate and Other	(206)	(184)	(206)
Net income	$ 788	$ 928	$ 854

APPLICATION OF CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the consolidated financial statements. The most critical estimates include those used in determining:

- Fair value of financial assets
- Impairment of fixed income and equity securities
- Deferred policy acquisition costs amortization
- Reserve for property-liability insurance claims and claims expense estimation
- Reserve for life-contingent contract benefits estimation

In making these determinations, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to our businesses and operations. It is reasonably likely that changes in these estimates could occur from period to period and result in a material impact on our consolidated financial statements.

A brief summary of each of these critical accounting estimates follows. For a more detailed discussion of the effect of these estimates on our consolidated financial statements, and the judgments and assumptions related to these estimates, see the referenced sections of this document. For a complete summary of our significant accounting policies, see the notes to the consolidated financial statements.

Fair value of financial assets Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We categorize our financial assets measured at fair value into a three-level hierarchy based on the observability of inputs to the valuation techniques as follows:

Level 1: Financial asset values are based on unadjusted quoted prices for identical assets in an active market that we can access.

Level 2: Financial asset values are based on the following:
(a) Quoted prices for similar assets in active markets;
(b) Quoted prices for identical or similar assets in markets that are not active; or
(c) Valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset.

Level 3: Financial asset values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Unobservable inputs reflect our estimates of the assumptions that market participants would use in valuing the financial assets.

Observable inputs are inputs that reflect the assumptions market participants would use in valuing financial assets that are developed based on market data obtained from independent sources. In the absence of sufficient observable inputs, unobservable inputs reflect our estimates of the assumptions market participants would use in valuing financial assets and are developed based on the best information available in the circumstances. The degree of management judgment involved in determining fair values is inversely related to the availability of market observable information.

We are responsible for the determination of fair value of financial assets and the supporting assumptions and methodologies. We gain assurance on the overall reasonableness and consistent application of valuation input assumptions, valuation methodologies and compliance with accounting standards for fair value determination through the execution of various processes and controls designed to ensure that our financial assets are appropriately valued. We monitor fair values received from third parties and those derived internally on an ongoing basis.

We employ independent third-party valuation service providers, broker quotes and internal pricing methods to determine fair values. We obtain or calculate only one single quote or price for each financial instrument.

Valuation service providers typically obtain data about market transactions and other key valuation model inputs from multiple sources and, through the use of proprietary models, produce valuation information in the form of a single fair value for individual securities for which a fair value has been requested under the terms of our agreements. For certain equity securities, valuation service providers provide market quotations for completed transactions on the measurement date. For other security types, fair values are derived from the valuation service providers' proprietary valuation models. The inputs used by the valuation service providers include, but are not limited to, market prices from recently completed transactions and transactions of comparable securities, interest rate yield curves, credit spreads, liquidity spreads, currency rates, and other information, as applicable. Credit and liquidity spreads are typically implied from completed transactions and transactions of comparable securities. Valuation service providers also use proprietary discounted cash flow models that are widely accepted in the financial services industry and similar to those used by other market participants to value the same financial instruments. The valuation models take into account, among other things, market observable information as of the measurement date, as described above, as well as the specific attributes of the security being valued including its term, interest rate, credit rating, industry sector, and where applicable, collateral quality and other issue or issuer specific information. Executing valuation models effectively requires seasoned professional judgment and experience. In cases where market transactions or other market observable data is limited, the extent to which judgment is applied varies inversely with the availability of market observable information.

For certain of our financial assets measured at fair value, where our valuation service providers cannot provide fair value determinations, we obtain a single non-binding price quote from a broker familiar with the security who, similar to our valuation service providers, may consider transactions or activity in similar securities among other information. The brokers providing price quotes are generally from the brokerage divisions of leading financial institutions with market making, underwriting and distribution expertise regarding the security subject to valuation.

The fair value of certain financial assets, including privately placed corporate fixed income securities, auction rate securities ("ARS") backed by student loans, equity-indexed notes, and certain free-standing derivatives, for which our valuation service providers or brokers do not provide fair value determinations, is determined using valuation methods and models widely accepted in the financial services industry. Internally developed valuation models, which include inputs that may not be market observable and as such involve some degree of judgment, are considered appropriate for each class of security to which they are applied.

Our internal pricing methods are primarily based on models using discounted cash flow methodologies that develop a single best estimate of fair value. Our models generally incorporate inputs that we believe are representative of inputs other market participants would use to determine fair value of the same instruments, including yield curves, quoted market prices of comparable securities, published credit spreads, and other applicable market data. Additional inputs that are used include internally-derived assumptions such as liquidity premiums and credit ratings, as well as instrument-specific characteristics that include, but are not limited to, coupon rates, expected cash flows, sector of the issuer, and call provisions. Our internally assigned credit ratings are developed at a more detailed level than externally published ratings and allow for a more precise match of these ratings to other market observable valuation inputs, such as credit and sector spreads, when performing these valuations. Due to the existence of non-market observable inputs, such as liquidity premiums, judgment is required in developing these fair values. As a result, the fair value of these financial assets may differ from the amount actually received to sell an asset in an orderly transaction between market participants at the measurement date. Moreover, the use of different valuation assumptions may have a material effect on the financial assets' fair values.

For the majority of our financial assets measured at fair value, all significant inputs are based on market observable data and significant management judgment does not affect the periodic determination of fair value. The determination of fair value using discounted cash flow models involves management judgment when significant model inputs are not based on market observable data. However, where market observable data is available, it takes precedence, and as a result, no range of reasonably likely inputs exists from which the basis of a sensitivity analysis could be constructed.

There is one primary situation where a discounted cash flow model utilizes a significant input that is not market observable, and it relates to the determination of fair value for our ARS backed by student loans. The significant input utilized is the anticipated date liquidity will return to this market (that is, when auction failures will cease). Determination of this assumption allows for matching to market observable inputs when performing these valuations.

The following table displays the sensitivity of reasonably likely changes in the anticipated date liquidity will return to the student loan ARS market as of December 31, 2011. The selection of these hypothetical scenarios represents an illustration of the estimated potential proportional effect of alternate assumptions and should not be construed as either a prediction of future events or an indication that it would be reasonably likely that all securities would be similarly affected.

($ in millions)		
ARS backed by student loans at fair value	$	710
Percentage change in fair value resulting from:		
Decrease in the anticipated date liquidity will return to this market by six months		1.4%
Increase in the anticipated date liquidity will return to this market by six months		(1.4)%

We believe our most significant exposure to changes in fair value is due to market risk. Our exposure to changes in market conditions is discussed fully in the Market Risk section of the MD&A.

We employ specific control processes to determine the reasonableness of the fair value of our financial assets. Our processes are designed to ensure that the values received or internally estimated are accurately recorded and that the data inputs and the valuation techniques utilized are appropriate, consistently applied, and that the assumptions are reasonable and consistent with the objective of determining fair value. For example, on a continuing basis, we assess the reasonableness of individual security values that have stale prices or that exceed certain thresholds as compared to previous values received from those valuation service providers or derived from internal models. We perform procedures to understand and assess the methodologies, processes and controls of our valuation service providers. In addition, we may validate the reasonableness of fair value by comparing information obtained from our valuation service providers to other third party valuation sources for selected securities. We perform ongoing price validation procedures such as back-testing of actual sales, which corroborate the various inputs used in internal pricing models to market observable data. When fair value determinations are expected to be more variable, we validate them through reviews by members of management who have relevant expertise and who are independent of those charged with executing investment transactions.

We also perform an analysis to determine whether there has been a significant decrease in the volume and level of activity for the asset when compared to normal market activity, and if so, whether transactions may not be orderly. Among the indicators we consider in determining whether a significant decrease in the volume and level of market activity for a specific asset has occurred include the level of new issuances in the primary market, trading volume in the secondary market, level of credit spreads over historical levels, bid-ask spread, and price consensuses among market participants and sources. If evidence indicates that prices are based on transactions that are not orderly, we place little, if any, weight on the transaction price and will estimate fair value using an internal pricing model. As of December 31, 2011 and 2010, we did not alter fair values provided by our valuation service providers or brokers or substitute them with an internal pricing model for such securities.

The following table identifies fixed income and equity securities and short-term investments as of December 31, 2011 by source of fair value determination:

($ in millions)	Fair value	Percent to total
Fair value based on internal sources	$ 7,047	8.6%
Fair value based on external sources [1]	74,720	91.4
Total	$ 81,767	100.0%

[1] Includes $3.87 billion that are valued using broker quotes.

For more detailed information on our accounting policy for the fair value of financial assets and the financial assets by level in the fair value hierarchy, see Note 6 of the consolidated financial statements.

Impairment of fixed income and equity securities For investments classified as available for sale, the difference between fair value and amortized cost for fixed income securities and cost for equity securities, net of certain other items and deferred income taxes (as disclosed in Note 5), is reported as a component of accumulated other comprehensive income on the Consolidated Statements of Financial Position and is not reflected in the operating results of any period until reclassified to net income upon the consummation of a transaction with an unrelated third party or when a write-down is recorded due to an other-than-temporary decline in fair value. We have a comprehensive portfolio monitoring process to identify and evaluate each fixed income and equity security whose carrying value may be other-than-temporarily impaired.

For each fixed income security in an unrealized loss position, we assess whether management with the appropriate authority has made the decision to sell or whether it is more likely than not we will be required to sell the security before recovery of the amortized cost basis for reasons such as liquidity, contractual or regulatory purposes. If a security meets either of these criteria, the security's decline in fair value is considered other than temporary and is recorded in earnings.

If we have not made the decision to sell the fixed income security and it is not more likely than not we will be required to sell the fixed income security before recovery of its amortized cost basis, we evaluate whether we expect to receive cash flows sufficient to recover the entire amortized cost basis of the security. We use our best estimate of future cash flows expected to be collected from the fixed income security, discounted at the security's original or current effective rate, as appropriate, to calculate a recovery value and determine whether a credit loss exists. The determination of cash flow estimates is inherently subjective and methodologies may vary depending on facts and circumstances specific to the security. All reasonably available information relevant to the collectability of the security, including past events, current conditions, and reasonable and supportable assumptions and forecasts, are considered when developing the estimate of cash flows expected to be collected. That information generally includes, but is not limited to, the remaining payment terms of the security, prepayment speeds, foreign exchange rates, the financial condition and future earnings potential of the issue or issuer, expected defaults, expected recoveries, the value of underlying collateral, vintage, geographic concentration, available reserves or escrows, current subordination levels, third party guarantees and other credit enhancements. Other information, such as industry analyst reports and forecasts, sector credit ratings, financial condition of the bond insurer for insured fixed income securities, and other market data relevant to the realizability of contractual cash flows, may also be considered. The estimated fair value of collateral will be used to estimate recovery value if we determine that the security is dependent on the liquidation of collateral for ultimate settlement. If the estimated recovery value is less than the amortized cost of the security, a credit loss exists and an other-than-temporary impairment for the difference between the estimated recovery value and amortized cost is recorded in earnings. The portion of the unrealized loss related to factors other than credit remains classified in accumulated other comprehensive income. If we determine that the fixed income security does not have sufficient cash flow or other information to estimate a recovery value for the security, we may conclude that the entire decline in fair value is deemed to be credit related and the loss is recorded in earnings.

There are a number of assumptions and estimates inherent in evaluating impairments of equity securities and determining if they are other than temporary, including: 1) our ability and intent to hold the investment for a period of time sufficient to allow for an anticipated recovery in value; 2) the length of time and extent to which the fair value has been less than cost; 3) the financial condition, near-term and long-term prospects of the issue or issuer, including relevant industry specific market conditions and trends, geographic location and implications of rating agency actions and offering prices; and 4) the specific reasons that a security is in an unrealized loss position, including overall market conditions which could affect liquidity.

Once assumptions and estimates are made, any number of changes in facts and circumstances could cause us to subsequently determine that a fixed income or equity security is other-than-temporarily impaired, including: 1) general economic conditions that are worse than previously forecasted or that have a greater adverse effect on a particular issuer or industry sector than originally estimated; 2) changes in the facts and circumstances related to a particular issue or issuer's ability to meet all of its contractual obligations; and 3) changes in facts and circumstances that result in changes to management's intent to sell or result in our assessment that it is more likely than not we will be required to sell before recovery of the amortized cost basis of a fixed income security or causes a change in our ability or intent to hold an equity security until it recovers in value. Changes in assumptions, facts and circumstances could result in additional charges to earnings in future periods to the extent that losses are realized. The charge to earnings, while potentially significant to net income, would not have a significant effect on shareholders' equity, since our securities are designated as available for sale and carried at fair value and as a result, any related unrealized loss, net of deferred income taxes and related DAC, deferred sales inducement costs ("DSI") and reserves for life-contingent contract benefits, would already be reflected as a component of accumulated other comprehensive income in shareholders' equity.

The determination of the amount of other-than-temporary impairment is an inherently subjective process based on periodic evaluation of the factors described above. Such evaluations and assessments are revised as conditions change and new information becomes available. We update our evaluations regularly and reflect changes in other-than-temporary impairments in results of operations as such evaluations are revised. The use of different methodologies and assumptions in the determination of the amount of other-than-temporary impairments may have a material effect on the amounts presented within the consolidated financial statements.

For additional detail on investment impairments, see Note 5 of the consolidated financial statements.

Deferred policy acquisition costs amortization We incur significant costs in connection with acquiring insurance policies and investment contracts. In accordance with GAAP, costs that vary with and are primarily related to acquiring insurance policies and investment contracts are deferred and recorded as an asset on the Consolidated Statements of Financial Position.

DAC related to property-liability contracts is amortized into income as premiums are earned, typically over periods of six or twelve months. The amortization methodology for DAC related to Allstate Financial policies and contracts includes significant assumptions and estimates.

DAC related to traditional life insurance is amortized over the premium paying period of the related policies in proportion to the estimated revenues on such business. Significant assumptions relating to estimated premiums, investment returns, as well as mortality, persistency and expenses to administer the business are established at the time the policy is issued and are generally not revised during the life of the policy. The assumptions for determining the timing and amount of DAC amortization are consistent with the assumptions used to calculate the reserve for life-contingent contract benefits. Any deviations from projected business in force resulting from actual policy terminations differing from expected levels and any estimated premium deficiencies may result in a change to the rate of amortization in the period such events occur. Generally, the amortization periods for these policies approximates the estimated lives of the policies. The recovery of DAC is dependent upon the future profitability of the business. We periodically review the adequacy of reserves and recoverability of DAC for these policies on an aggregate basis using actual experience. We aggregate all traditional life insurance products and immediate annuities with life contingencies in the analysis. In the event actual experience is significantly adverse compared to the original assumptions and a premium deficiency is determined to exist, any remaining unamortized DAC balance must be expensed to the extent not recoverable and a premium deficiency reserve may be required if the remaining DAC balance is insufficient to absorb the deficiency. In 2011, 2010 and 2009, our reviews concluded that no premium deficiency adjustments were necessary, primarily due to projected profit from traditional life insurance more than offsetting the projected losses in immediate annuities with life contingencies.

DAC related to interest-sensitive life, fixed annuities and other investment contracts is amortized in proportion to the incidence of the total present value of gross profits, which includes both actual historical gross profits ("AGP") and estimated future gross profits ("EGP") expected to be earned over the estimated lives of the contracts. The amortization is net of interest on the prior period DAC balance using rates established at the inception of the contracts. Actual amortization periods generally range from 15-30 years; however, incorporating estimates of the rate of customer surrenders, partial withdrawals and deaths generally results in the majority of the DAC being amortized during the surrender charge period, which is typically 10-20 years for interest-sensitive life and 5-10 years for fixed annuities. The cumulative DAC amortization is reestimated and adjusted by a cumulative charge or credit to income when there is a difference between the incidence of actual versus expected gross profits in a reporting period or when there is a change in total EGP.

AGP and EGP primarily consist of the following components: contract charges for the cost of insurance less mortality costs and other benefits (benefit margin); investment income and realized capital gains and losses less interest credited (investment margin); and surrender and other contract charges less maintenance expenses (expense margin). The principal assumptions for determining the amount of EGP are investment returns, including capital gains and losses on assets supporting contract liabilities, interest crediting rates to contractholders, and the effects of persistency, mortality, expenses, and hedges if applicable, and these assumptions are reasonably likely to have the greatest impact on the amount of DAC amortization. Changes in these assumptions can be offsetting and we are unable to reasonably predict their future movements or offsetting impacts over time.

Each reporting period, DAC amortization is recognized in proportion to AGP for that period adjusted for interest on the prior period DAC balance. This amortization process includes an assessment of AGP compared to EGP, the actual amount of business remaining in force and realized capital gains and losses on investments supporting the product liability. The impact of realized capital gains and losses on amortization of DAC depends upon which product liability is supported by the assets that give rise to the gain or loss. If the AGP is greater than EGP in the period, but the total EGP is unchanged, the amount of DAC amortization will generally increase, resulting in a current period decrease to earnings. The opposite result generally occurs when the AGP is less than the EGP in the period, but the total EGP is unchanged. However, when DAC amortization or a component of gross profits for a quarterly period is potentially negative (which would result in an increase of the DAC balance) as a result of negative AGP, the specific facts and circumstances surrounding the potential negative amortization are considered to determine whether it is appropriate for recognition in the consolidated financial statements. Negative amortization is only recorded when the increased DAC balance is determined to be recoverable based on facts and circumstances. Negative amortization was not recorded for certain fixed annuities during 2011, 2010 and 2009 periods in which significant capital losses were realized on their related investment portfolio. For products whose supporting investments are exposed to capital losses in excess of our expectations which may cause periodic AGP to become temporarily negative, EGP and AGP utilized in DAC amortization may be modified to exclude the excess capital losses.

Annually, we review and update all assumptions underlying the projections of EGP, including investment returns, comprising investment income and realized capital gains and losses, interest crediting rates, persistency, mortality, expenses and the effect of any hedges. At each reporting period, we assess whether any revisions to assumptions used to determine DAC amortization are required. These reviews and updates may result in amortization acceleration or deceleration, which are commonly referred to as "DAC unlocking". If the update of assumptions causes total EGP to increase, the rate of DAC amortization will generally decrease, resulting in a current period increase to earnings. A decrease to earnings generally occurs when the assumption update causes the total EGP to decrease.

Over the past three years, our most significant DAC assumption updates that resulted in a change to EGP and the amortization of DAC have been revisions to expected future investment returns, primarily realized capital losses, mortality, expenses and the number of contracts in force or persistency. The following table provides the effect on DAC amortization of changes in assumptions relating to the gross profit components of investment margin, benefit margin and expense margin during the years ended December 31.

($ in millions)	2011	2010	2009
Investment margin	$ 2	$ 15	$ (399)
Benefit margin	7	(45)	129
Expense margin	(21)	42	(7)
Net (acceleration) deceleration	$ (12)	$ 12	$ (277)

In 2011, DAC amortization deceleration related to changes in the investment margin component of EGP primarily related to equity-indexed annuities and was due to an increase in projected investment margins. The deceleration related to benefit margin was primarily due to increased projected persistency on interest-sensitive life insurance. The acceleration related to expense margin primarily related to interest-sensitive life insurance and was due to an increase in projected expenses. In 2010, DAC amortization deceleration related to changes in the investment margin component of EGP primarily related to interest-sensitive life insurance and was due to higher than previously projected investment income and lower interest credited, partially offset by higher projected realized capital losses. The acceleration related to benefit margin was primarily due to lower projected renewal premium (which is also expected to reduce persistency) on interest-sensitive life insurance, partially offset by higher than previously projected revenues associated with variable life insurance due to appreciation in the underlying separate account valuations. The deceleration related to expense margin resulted from current and expected expense levels lower than previously projected. DAC amortization acceleration related to changes in the investment margin component of EGP in the first quarter of 2009 was primarily due to an increase in the level of expected realized capital losses in 2009 and 2010. The deceleration related to benefit margin was due to more favorable projected life insurance mortality. The acceleration related to expense margin resulted from current and expected expense levels higher than previously projected.

The following table displays the sensitivity of reasonably likely changes in assumptions included in the gross profit components of investment margin or benefit margin to amortization of the DAC balance as of December 31, 2011.

($ in millions)	Increase/(reduction) in DAC
Increase in future investment margins of 25 basis points	$ 73
Decrease in future investment margins of 25 basis points	$ (81)
Decrease in future life mortality by 1%	$ 21
Increase in future life mortality by 1%	$ (22)

Any potential changes in assumptions discussed above are measured without consideration of correlation among assumptions. Therefore, it would be inappropriate to add them together in an attempt to estimate overall variability in amortization.

For additional detail related to DAC, see the Allstate Financial Segment section of this document.

Reserve for property-liability insurance claims and claims expense estimation Reserves are established to provide for the estimated costs of paying claims and claims expenses under insurance policies we have issued. Property-Liability underwriting results are significantly influenced by estimates of property-liability insurance claims and claims expense reserves. These reserves are an estimate of amounts necessary to settle all outstanding claims, including claims that have been incurred but not reported ("IBNR"), as of the financial statement date.

Characteristics of reserves Reserves are established independently of business segment management for each business segment and line of business based on estimates of the ultimate cost to settle claims, less losses that have been paid. The significant lines of business are auto, homeowners, and other lines for Allstate Protection, and asbestos, environmental, and other discontinued lines for Discontinued Lines and Coverages. Allstate Protection's claims are typically reported promptly with relatively little reporting lag between the date of occurrence and the date the loss is reported. Auto and homeowners liability losses generally take an average of about two years to settle, while auto physical damage, homeowners property and other personal lines have an average settlement time of less than one year. Discontinued Lines and Coverages involve long-tail losses, such as those related to asbestos and environmental claims, which often involve substantial reporting lags and extended times to settle.

Reserves are the difference between the estimated ultimate cost of losses incurred and the amount of paid losses as of the reporting date. Reserves are estimated for both reported and unreported claims, and include estimates of all expenses associated with processing and settling all incurred claims. We update most of our reserve estimates quarterly and as new information becomes available or as events emerge that may affect the resolution of unsettled claims. Changes in prior year reserve estimates (reserve reestimates), which may be material, are determined by comparing updated estimates of ultimate losses to prior estimates, and the differences are recorded as property-liability insurance claims and claims expense in the Consolidated Statements of Operations in the period such changes are determined. Estimating the ultimate cost of claims and claims expenses is an inherently uncertain and complex process involving a high degree of judgment and is subject to the evaluation of numerous variables.

The actuarial methods used to develop reserve estimates Reserve estimates are derived by using several different actuarial estimation methods that are variations on one primary actuarial technique. The actuarial technique is known as a "chain ladder" estimation process in which historical loss patterns are applied to actual paid losses and reported losses (paid losses plus individual case reserves established by claim adjusters) for an accident year or a report year to create an estimate of how losses are likely to develop over time. An accident year refers to classifying claims based on the year in which the claims occurred. A report year refers to classifying claims based on the year in which the claims are reported. Both classifications are used to prepare estimates of required reserves for payments to be made in the future. The key assumptions affecting our reserve estimates comprise data elements including claim counts, paid losses, case reserves, and development factors calculated with this data.

In the chain ladder estimation technique, a ratio (development factor) is calculated which compares current period results to results in the prior period for each accident year. A three-year or two-year average development factor, based on historical results, is usually multiplied by the current period experience to estimate the development of losses of each accident year into the next time period. The development factors for the future time periods for each accident year are compounded over the remaining future periods to calculate an estimate of ultimate losses for each accident year. The implicit assumption of this technique is that an average of historical development factors is predictive of future loss development, as the significant size of our experience data base achieves a high degree of statistical credibility in actuarial projections of this type. The effects of inflation are implicitly considered in the reserving process, the implicit assumption being that a multi-year average development factor includes an adequate provision. Occasionally, unusual aberrations in loss patterns are caused by external and internal factors such as changes in claim reporting, settlement patterns, unusually large losses, process changes, legal or regulatory changes, and other influences. In these instances, analyses of alternate development factor selections are performed to evaluate the effect of these factors and actuarial judgment is applied to make appropriate development factor assumptions needed to develop a best estimate of ultimate losses.

How reserve estimates are established and updated Reserve estimates are developed at a very detailed level, and the results of these numerous micro-level best estimates are aggregated to form a consolidated reserve estimate. For example, over one thousand actuarial estimates of the types described above are prepared each quarter to estimate losses for each line of insurance, major components of losses (such as coverages and perils), major states or groups of states and for reported losses and IBNR. The actuarial methods described above are used to analyze the settlement patterns of claims by determining the development factors for specific data elements that are necessary components of a reserve estimation process. Development factors are calculated quarterly and periodically throughout the year for data elements such as claim counts reported and settled, paid losses, and paid losses combined with case reserves. The calculation of development factors from changes in these data elements also impacts claim severity trends, which is a common industry reference used to explain changes in reserve estimates. The historical development patterns for these data elements are used as the assumptions to calculate reserve estimates.

Often, several different estimates are prepared for each detailed component, incorporating alternative analyses of changing claim settlement patterns and other influences on losses, from which we select our best estimate for each component, occasionally incorporating additional analyses and actuarial judgment, as described above. These micro-level estimates are not based on a single set of assumptions. Actuarial judgments that may be applied to these components of certain micro-level estimates generally do not have a material impact on the consolidated level of reserves. Moreover, this detailed micro-level process does not permit or result in a compilation of a company-wide roll up to generate a range of needed loss reserves that would be meaningful. Based on our review of these estimates, our best estimate of required reserves for each state/line/coverage component is recorded for each accident year, and the required reserves for each component are summed to create the reserve balance carried on our Consolidated Statements of Financial Position.

Reserves are reestimated quarterly and periodically throughout the year, by combining historical results with current actual results to calculate new development factors. This process incorporates the historic and latest actual trends, and other underlying changes in the data elements used to calculate reserve estimates. New development factors are likely to differ from previous development factors used in prior reserve estimates because actual results (claims reported or settled, losses paid, or changes to case reserves) occur differently than the implied assumptions contained in the previous development factor calculations. If claims reported, paid losses, or case reserve changes are greater or less than the levels estimated by previous development factors, reserve reestimates increase or decrease. When actual development of these data elements is different than the historical development pattern used in a prior period reserve estimate, a new reserve is determined. The difference between indicated reserves based on new reserve estimates and recorded reserves (the previous estimate) is the amount of reserve reestimate and is recognized as an increase or decrease in property-liability insurance claims and claims expense in the Consolidated Statements of Operations. Total Property-liability reserve reestimates, after-tax, as a percent of net income in 2011, 2010 and 2009 were 27.7%, 11.1%, and 8.5%, respectively. For Property-Liability, the 3-year average of reserve reestimates as a percentage of total reserves was a favorable 1.2%, for Allstate Protection, the 3-year average of reserve estimates was a favorable 1.5% and for Discontinued Lines and Coverages, the 3-year average of reserve reestimates was an unfavorable 1.3%, each of these results being consistent within a reasonable actuarial tolerance for our respective businesses. A more detailed discussion of reserve reestimates is presented in the Property-Liability Claims and Claims Expense Reserves section of this document.

The following table shows net claims and claims expense reserves by segment and line of business as of December 31:

($ in millions)	**2011**	**2010**	**2009**
Allstate Protection			
Auto	$ 11,404	$ 11,034	$ 10,606
Homeowners	2,439	2,442	2,399
Other lines	2,237	2,141	2,145
Total Allstate Protection	16,080	15,617	15,150
Discontinued Lines and Coverages			
Asbestos	1,078	1,100	1,180
Environmental	185	201	198
Other discontinued lines	444	478	500
Total Discontinued Lines and Coverages	1,707	1,779	1,878
Total Property-Liability	$ 17,787	$ 17,396	$ 17,028

Allstate Protection reserve estimates

Factors affecting reserve estimates Reserve estimates are developed based on the processes and historical development trends as previously described. These estimates are considered in conjunction with known facts and interpretations of circumstances and factors including our experience with similar cases, actual claims paid, historical trends involving claim payment patterns and pending levels of unpaid claims, loss management programs, product mix and contractual terms, changes in law and regulation, judicial decisions, and economic conditions. When we experience changes of the type previously mentioned, we may need to apply actuarial judgment in the determination and selection of development factors considered more reflective of the new trends, such as combining shorter or longer periods of historical results with current actual results to produce development factors based on two-year, three-year, or longer development periods to reestimate our reserves. For example, if a legal change is expected to have a significant impact on the development of claim severity for a coverage which is part of a particular line of insurance in a specific state, actuarial judgment is applied to determine appropriate development factors that will most accurately reflect the expected impact on that specific estimate. Another example would be when a change in economic conditions is expected to affect the cost of repairs to damaged autos or property for a particular line, coverage, or state, actuarial judgment is applied to determine appropriate development factors to use in the reserve estimate that will most accurately reflect the expected impacts on severity development.

As claims are reported, for certain liability claims of sufficient size and complexity, the field adjusting staff establishes case reserve estimates of ultimate cost, based on their assessment of facts and circumstances related to each individual claim. For other claims which occur in large volumes and settle in a relatively short time frame, it is not practical or efficient to set case reserves for each claim, and a statistical case reserve is set for these claims based on estimation techniques previously described. In the normal course of business, we may also supplement our claims processes by utilizing third party adjusters, appraisers, engineers, inspectors, and other professionals and information sources to assess and settle catastrophe and non-catastrophe related claims.

Historically, the case reserves set by the field adjusting staff have not proven to be an entirely accurate estimate of the ultimate cost of claims. To provide for this, a development reserve is estimated using previously described processes, and allocated to pending claims as a supplement to case reserves. Typically, the case and supplemental development reserves comprise about 90% of total reserves.

Another major component of reserves is IBNR. Typically, IBNR comprises about 10% of total reserves.

Generally, the initial reserves for a new accident year are established based on severity assumptions for different business segments, lines and coverages based on historical relationships to relevant inflation indicators, and reserves for prior accident years are statistically determined using processes previously described. Changes in auto current year claim severity are generally influenced by inflation in the medical and auto repair sectors of the economy. We mitigate these effects through various loss management programs. Injury claims are affected largely by medical cost inflation while physical damage claims are affected largely by auto repair cost inflation and used car prices. For auto physical damage coverages, we monitor our rate of increase in average cost per claim against a weighted average of the Maintenance and Repair price index and the Parts and Equipment price index. We believe our claim settlement initiatives, such as improvements to the claim review and settlement process, the use of special investigative units to detect fraud and handle suspect claims, litigation management and defense strategies, as well as various other loss management initiatives underway, contribute to the mitigation of injury and physical damage severity trends.

Changes in homeowners current year claim severity are generally influenced by inflation in the cost of building materials, the cost of construction and property repair services, the cost of replacing home furnishings and other contents, the types of claims that qualify for coverage, deductibles and other economic and environmental factors. We employ various loss management programs to mitigate the effect of these factors.

As loss experience for the current year develops for each type of loss, it is monitored relative to initial assumptions until it is judged to have sufficient statistical credibility. From that point in time and forward, reserves are reestimated using statistical actuarial processes to reflect the impact actual loss trends have on development factors incorporated into the actuarial estimation processes. Statistical credibility is usually achieved by the end of the first calendar year; however, when trends for the current accident year exceed initial assumptions sooner, they are usually determined to be credible, and reserves are increased accordingly.

The very detailed processes for developing reserve estimates, and the lack of a need and existence of a common set of assumptions or development factors, limits aggregate reserve level testing for variability of data elements. However, by applying standard actuarial methods to consolidated historic accident year loss data for major loss types, comprising auto injury losses, auto physical damage losses and homeowner losses, we develop variability analyses consistent with the way we develop reserves by measuring the potential variability of development factors, as described in the section titled "Potential Reserve Estimate Variability" below.

Causes of reserve estimate uncertainty Since reserves are estimates of unpaid portions of claims and claims expenses that have occurred, including IBNR losses, the establishment of appropriate reserves, including reserves for catastrophes, requires regular reevaluation and refinement of estimates to determine our ultimate loss estimate.

At each reporting date, the highest degree of uncertainty in estimates of losses arises from claims remaining to be settled for the current accident year and the most recent preceding accident year. The greatest degree of uncertainty exists in the current accident year because the current accident year contains the greatest proportion of losses that have not been reported or settled but must be estimated as of the current reporting date. Most of these losses relate to damaged property such as automobiles and homes, and medical care for injuries from accidents. During the first year after the end of an accident year, a large portion of the total losses for that accident year are settled. When accident year losses paid through the end of the first year following the initial accident year are incorporated into updated actuarial estimates, the trends inherent in the settlement of claims emerge more clearly. Consequently, this is the point in time at which we tend to make our largest reestimates of losses for an accident year. After the second year, the losses that we pay for an accident year typically relate to claims that are more difficult to settle, such as those involving serious injuries or litigation. Private passenger auto insurance provides a good illustration of the uncertainty of future loss estimates: our typical annual percentage payout of reserves for an accident year is approximately 45% in the first year after the end of the accident year, 20% in the second year, 15% in the third year, 10% in the fourth year, and the remaining 10% thereafter.

Reserves for catastrophe losses Property-Liability claims and claims expense reserves also include reserves for catastrophe losses. Catastrophe losses are an inherent risk of the property-liability insurance industry that have contributed, and will continue to contribute, to potentially material year-to-year fluctuations in our results of operations and financial position. We define a "catastrophe" as an event that produces pre-tax losses before reinsurance in excess of $1 million and involves multiple first party policyholders, or an event that produces a number of claims in excess of a preset, per-event threshold of average claims in a specific area, occurring within a certain amount of time following the event. Catastrophes are caused by various natural events including high winds, winter storms, tornadoes, hailstorms, wildfires, tropical storms, hurricanes, earthquakes and volcanoes. We are also exposed to man-made catastrophic events, such as certain types of terrorism or industrial accidents. The nature and level of catastrophes in any period cannot be predicted.

The estimation of claims and claims expense reserves for catastrophes also comprises estimates of losses from reported claims and IBNR, primarily for damage to property. In general, our estimates for catastrophe reserves are based on claim adjuster inspections and the application of historical loss development factors as described previously. However, depending on the nature of the catastrophe, as noted above, the estimation process can be further complicated. For example, for hurricanes, complications could include the inability of insureds to promptly report losses, limitations placed on claims adjusting staff affecting their ability to inspect losses, determining whether losses are covered by our homeowners policy (generally for damage caused by wind or wind driven rain) or specifically excluded coverage caused by flood, estimating additional living expenses, and assessing the impact of demand surge, exposure to mold damage, and the effects of numerous other considerations, including the timing of a catastrophe in relation to other events, such as at or near the end of a financial reporting period, which can affect the availability of information needed to estimate reserves for that reporting period. In these situations, we may need to adapt our practices to accommodate these circumstances in order to determine a best estimate of our losses from a catastrophe. As an example, in 2005 to complete an estimate for certain areas affected by Hurricane Katrina and not yet inspected by our claims adjusting staff, or where we believed our historical loss development factors were not predictive, we relied on analysis of actual claim notices received compared to total PIF, as well as visual, governmental and third party information, including aerial photos, area observations, and data on wind speed and flood depth to the extent available.

Potential reserve estimate variability The aggregation of numerous micro-level estimates for each business segment, line of insurance, major components of losses (such as coverages and perils), and major states or groups of states for reported losses and IBNR forms the reserve liability recorded in the Consolidated Statements of Financial Position. Because of this detailed approach to developing our reserve estimates, there is not a single set of assumptions that determine our reserve estimates at the consolidated level. Given the numerous micro-level estimates for reported losses and IBNR, management does not believe the processes that we follow will produce a statistically credible or reliable actuarial reserve range that would be meaningful. Reserve estimates, by their very nature, are very complex to determine and subject to significant judgment, and do not represent an exact determination for each outstanding claim. Accordingly, as actual claims, and/or paid losses, and/or case reserve results emerge, our estimate of the ultimate cost to settle will be different than previously estimated.

To develop a statistical indication of potential reserve variability within reasonably likely possible outcomes, an actuarial technique (stochastic modeling) is applied to the countrywide consolidated data elements for paid losses and paid losses combined with case reserves separately for injury losses, auto physical damage losses, and homeowners losses excluding catastrophe losses. Based on the combined historical variability of the development factors calculated for these data elements, an estimate of the standard error or standard deviation around these reserve estimates is calculated within each accident year for the last twenty years for each type of loss. The variability of these reserve estimates within one standard deviation of the mean (a measure of frequency of dispersion often viewed to be an acceptable level of accuracy) is believed by management to represent a reasonable and statistically probable measure of potential variability. Based on our products and coverages, historical experience, the statistical credibility of our extensive data and stochastic modeling of actuarial chain ladder methodologies used to develop reserve estimates, we estimate that the potential variability of our Allstate Protection reserves, excluding reserves for catastrophe losses, within a reasonable probability of other possible outcomes, may be approximately plus or minus 4%, or plus or minus $450 million in net income. A lower level of variability exists for auto injury losses, which comprise approximately 75% of reserves, due to their relatively stable development patterns over a longer duration of time required to settle claims. Other types of losses, such as auto physical damage, homeowners losses and other losses, which comprise about 25% of reserves, tend to have greater variability but are settled in a much shorter period of time. Although this evaluation reflects most reasonably likely outcomes, it is possible the final outcome may fall below or above these amounts. Historical variability of reserve estimates is reported in the Property-Liability Claims and Claims Expense Reserves section of this document.

Adequacy of reserve estimates We believe our net claims and claims expense reserves are appropriately established based on available methodology, facts, technology, laws and regulations. We calculate and record a single best reserve estimate, in conformance with generally accepted actuarial standards, for each line of insurance, its components (coverages and perils) and state, for reported losses and for IBNR losses, and as a result we believe that no other estimate is better than our recorded amount. Due to the uncertainties involved, the ultimate cost of losses may vary materially from recorded amounts, which are based on our best estimates.

Discontinued Lines and Coverages reserve estimates

Characteristics of Discontinued Lines exposure We continue to receive asbestos and environmental claims. Asbestos claims relate primarily to bodily injuries asserted by people who were exposed to asbestos or products containing asbestos. Environmental claims relate primarily to pollution and related clean-up costs.

Our exposure to asbestos, environmental and other discontinued lines claims arises principally from assumed reinsurance coverage written during the 1960s through the mid-1980s, including reinsurance on primary insurance written on large U.S. companies, and from direct excess insurance written from 1972 through 1985, including substantial excess general liability coverages on large U.S. companies. Additional exposure stems from direct primary commercial insurance written during the 1960s through the mid-1980s. Other discontinued lines exposures primarily relate to general liability and product liability mass tort claims, such as those for medical devices and other products.

In 1986, the general liability policy form used by us and others in the property-liability industry was amended to introduce an "absolute pollution exclusion," which excluded coverage for environmental damage claims, and to add an asbestos exclusion. Most general liability policies issued prior to 1987 contain annual aggregate limits for product liability coverage. General liability policies issued in 1987 and thereafter contain annual aggregate limits for product liability coverage and annual aggregate limits for all coverages. Our experience to date is that these policy form changes have limited the extent of our exposure to environmental and asbestos claim risks.

Our exposure to liability for asbestos, environmental and other discontinued lines losses manifests differently depending on whether it arises from assumed reinsurance coverage, direct excess insurance or direct primary commercial insurance. The direct insurance coverage we provided that covered asbestos, environmental and other discontinued lines was substantially "excess" in nature.

Direct excess insurance and reinsurance involve coverage written by us for specific layers of protection above retentions and other insurance plans. The nature of excess coverage and reinsurance provided to other insurers limits our exposure to loss to specific layers of protection in excess of policyholder retention on primary insurance plans. Our exposure is further limited by the significant reinsurance that we had purchased on our direct excess business.

Our assumed reinsurance business involved writing generally small participations in other insurers' reinsurance programs. The reinsured losses in which we participate may be a proportion of all eligible losses or eligible losses in excess of defined retentions. The majority of our assumed reinsurance exposure, approximately 85%, is for excess of loss coverage, while the remaining 15% is for pro-rata coverage.

Our direct primary commercial insurance business did not include coverage to large asbestos manufacturers. This business comprises a cross section of policyholders engaged in many diverse business sectors located throughout the country.

How reserve estimates are established and updated We conduct an annual review in the third quarter to evaluate and establish asbestos, environmental and other discontinued lines reserves. Changes to reserves are recorded in the reporting period in which they are determined. Using established industry and actuarial best practices and assuming no change in the regulatory or economic environment, this detailed and comprehensive methodology determines asbestos reserves based on assessments of the characteristics of exposure (i.e. claim activity, potential liability, jurisdiction, products versus non-products exposure) presented by individual policyholders, and determines environmental reserves based on assessments of the characteristics of exposure (i.e. environmental damages, respective shares of liability of potentially responsible parties, appropriateness and cost of remediation) to pollution and related clean-up costs. The number and cost of these claims is affected by intense advertising by trial lawyers seeking asbestos plaintiffs, and entities with asbestos exposure seeking bankruptcy protection as a result of asbestos liabilities, initially causing a delay in the reporting of claims, often followed by an acceleration and an increase in claims and claims expenses as settlements occur.

After evaluating our insureds' probable liabilities for asbestos and/or environmental claims, we evaluate our insureds' coverage programs for such claims. We consider our insureds' total available insurance coverage, including the coverage we issued. We also consider relevant judicial interpretations of policy language and applicable coverage defenses or determinations, if any.

Evaluation of both the insureds' estimated liabilities and our exposure to the insureds depends heavily on an analysis of the relevant legal issues and litigation environment. This analysis is conducted by our specialized claims adjusting staff and legal counsel. Based on these evaluations, case reserves are established by claims adjusting staff and actuarial analysis is employed to develop an IBNR reserve, which includes estimated potential reserve development and claims that have occurred but have not been reported. As of December 31, 2011 and 2010, IBNR was 59.0% and 60.1%, respectively, of combined asbestos and environmental reserves.

For both asbestos and environmental reserves, we also evaluate our historical direct net loss and expense paid and incurred experience to assess any emerging trends, fluctuations or characteristics suggested by the aggregate paid and incurred activity.

Other Discontinued Lines and Coverages The following table shows reserves for other discontinued lines which provide for remaining loss and loss expense liabilities related to business no longer written by us, other than asbestos and environmental, as of December 31.

($ in millions)	**2011**	**2010**	**2009**
Other mass torts	$ 169	$ 188	$ 201
Workers' compensation	117	116	122
Commercial and other	158	174	177
Other discontinued lines	$ 444	$ 478	$ 500

Other mass torts describes direct excess and reinsurance general liability coverage provided for cumulative injury losses other than asbestos and environmental. Workers' compensation and commercial and other include run-off from discontinued direct primary, direct excess and reinsurance commercial insurance operations of various coverage exposures other than asbestos and environmental. Reserves are based on considerations similar to those previously described, as they relate to the characteristics of specific individual coverage exposures.

Potential reserve estimate variability Establishing Discontinued Lines and Coverages net loss reserves for asbestos, environmental and other discontinued lines claims is subject to uncertainties that are much greater than those presented by other types of claims. Among the complications are lack of historical data, long reporting delays, uncertainty as to the number and identity of insureds with potential exposure and unresolved legal issues regarding policy coverage; unresolved legal issues regarding the determination, availability and timing of exhaustion of policy limits; plaintiffs' evolving and expanding theories of liability; availability and collectability of recoveries from reinsurance; retrospectively determined premiums and other contractual agreements; estimates of the extent and timing of any contractual liability; the impact of bankruptcy protection sought by various asbestos producers and other asbestos defendants; and other uncertainties. There are also complex legal issues concerning the interpretation of various insurance policy provisions and whether those losses are covered, or were ever intended to be covered, and could be recoverable through retrospectively determined premium, reinsurance or other contractual agreements. Courts have reached different and sometimes inconsistent conclusions as to when losses are deemed to have occurred and which policies provide coverage; what types of losses are covered; whether there is an insurer obligation to defend; how policy limits are determined; how policy exclusions and conditions are applied and interpreted; and whether clean-up costs represent insured property damage. Our reserves for asbestos and environmental exposures could be affected by tort reform, class action litigation, and other potential legislation and judicial decisions. Environmental exposures could also be affected by a change in the existing federal Superfund law and similar state statutes. There can be no assurance that any reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of asbestos or environmental claims. We believe these issues are not likely to be resolved in the near future, and the ultimate costs may vary materially from the amounts currently recorded resulting in material changes in loss reserves. Historical variability of reserve estimates is demonstrated in the Property-Liability Claims and Claims Expense Reserves section of this document.

Adequacy of reserve estimates Management believes its net loss reserves for environmental, asbestos and other discontinued lines exposures are appropriately established based on available facts, technology, laws, regulations, and assessments of other pertinent factors and characteristics of exposure (i.e. claim activity, potential liability, jurisdiction, products versus non-products exposure) presented by individual policyholders, assuming no change in the legal, legislative or economic environment. Due to the uncertainties and factors described above, management believes it is not practicable to develop a meaningful range for any such additional net loss reserves that may be required.

Further discussion of reserve estimates For further discussion of these estimates and quantification of the impact of reserve estimates, reserve reestimates and assumptions, see Notes 8 and 14 to the consolidated financial statements and the Property-Liability Claims and Claims Expense Reserves section of this document.

Reserve for life-contingent contract benefits estimation Due to the long term nature of traditional life insurance, life-contingent immediate annuities and voluntary accident and health products, benefits are payable over many years; accordingly, the reserves are calculated as the present value of future expected benefits to be paid, reduced by the present value of future expected net premiums. Long-term actuarial assumptions of future investment yields, mortality, morbidity, policy terminations and expenses are used when establishing the reserve for life-contingent contract benefits payable under these insurance policies. These assumptions, which for traditional life insurance are applied using the net level premium method, include provisions for adverse deviation and generally vary by characteristics such as type of coverage, year of issue and policy duration. Future investment yield assumptions are determined based upon prevailing investment yields as well as estimated reinvestment yields. Mortality, morbidity and policy termination assumptions are based on our experience and industry experience. Expense assumptions include the estimated effects of inflation and expenses to be incurred beyond the premium-paying period. These assumptions are established at the time the policy is issued, are consistent with assumptions for determining DAC amortization for these policies, and are generally not changed during the policy coverage period. However, if actual experience emerges in a manner that is significantly adverse relative to the original assumptions, adjustments to DAC or reserves may be required resulting in a charge to earnings which could have a material effect on our operating results and financial condition. We periodically review the adequacy of reserves and recoverability of DAC for these policies on an aggregate basis using actual experience. In the event actual experience is significantly adverse compared to the original assumptions and a premium deficiency is determined to exist, any remaining unamortized DAC balance must be expensed to the extent not recoverable and the establishment of a premium deficiency reserve may be required. In 2011, 2010 and 2009, our reviews concluded that no premium deficiency adjustments were necessary, primarily due to profit from traditional life insurance more than offsetting the projected losses in immediate annuities with life contingencies. We will continue to monitor the experience of our traditional life insurance and immediate annuities. We anticipate that mortality, investment and reinvestment yields, and policy terminations are the factors that would be most likely to require premium deficiency adjustments to these reserves or related DAC.

For further detail on the reserve for life-contingent contract benefits, see Note 9 of the consolidated financial statements.

PROPERTY-LIABILITY 2011 HIGHLIGHTS

- Premiums written, an operating measure that is defined and reconciled to premiums earned in the Property-Liability Operations section of the MD&A, increased 0.3% to $25.98 billion in 2011 from $25.91 billion in 2010.
  - Allstate brand standard auto premiums written decreased 0.9% to $15.70 billion in 2011 from $15.84 billion in 2010.
  - Allstate brand homeowners premiums written increased 2.4% to $5.89 billion in 2011 from $5.75 billion in 2010.
  - Encompass brand premiums written decreased 3.6% to $1.06 billion in 2011 from $1.10 billion 2010.
  - Esurance brand premiums written were $181 million in 2011 for the period from the October 7, 2011 acquisition date to December 31, 2011.
- Premium operating measures and statistics contributing to overall Allstate brand standard auto premiums written decrease were the following:
  - 1.5% decrease in PIF as of December 31, 2011 compared to December 31, 2010
  - 0.2% increase in the six month policy term average gross premium before reinsurance to $444 in 2011 from $443 in 2010
  - 0.3 point increase in the six month renewal ratio to 89.0% in 2011 compared to 88.7% in 2010
  - 5.8% decrease in new issued applications in 2011 compared to 2010
- Premium operating measures and statistics contributing to overall Allstate brand homeowners premiums written increase were the following:
  - 4.8% decrease in PIF as of December 31, 2011 compared to December 31, 2010
  - 5.9% increase in the twelve month policy term average gross premium before reinsurance to $999 in 2011 from $943 in 2010
  - 0.1 point decrease in the twelve month renewal ratio to 88.3% in 2011 compared to 88.4% in 2010
  - 14.9% decrease in new issued applications in 2011 compared to 2010
  - $39 million decrease in catastrophe reinsurance costs to $495 million in 2011 from $534 million in 2010

- Factors comprising the Allstate brand standard auto loss ratio decrease of 0.1 points to 70.6 in 2011 from 70.7 in 2010 were the following:
  - 1.6 point increase in the effect of catastrophe losses to 2.6 points in 2011 compared to 1.0 points in 2010
  - 2.0% decrease in standard auto claim frequency for property damage in 2011 compared to 2010
  - 1.6% decrease in standard auto claim frequency for bodily injury in 2011 compared to 2010
  - 2.2% increase in auto paid claim severities for property damage in 2011 compared to 2010
  - 1.5% increase in auto paid claim severities for bodily injury in 2011 compared to 2010
- Factors comprising the Allstate brand homeowners loss ratio, which includes catastrophes, increase of 15.9 points to 98.0 in 2011 from 82.1 in 2010 were the following:
  - 18.7 point increase in the effect of catastrophe losses to 50.0 points in 2011 compared to 31.3 points in 2010
  - 2.9% increase in homeowner claim frequency, excluding catastrophes, in 2011 compared to 2010
  - 2.1% increase in paid claim severity, excluding catastrophes, in 2011 compared to 2010
- Factors comprising the $1.61 billion increase in catastrophe losses to $3.82 billion in 2011 compared to $2.21 billion in 2010 were the following:
  - 91 events with losses of $3.95 billion in 2011 compared to 90 events with losses of $2.37 billion in 2010
  - $130 million favorable prior year reserve reestimates in 2011 compared to $163 million favorable reserve reestimates in 2010
- Factors comprising the $335 million of favorable prior year reserve reestimates in 2011 compared to $159 million favorable in 2010 included:
  - prior year reserve reestimates related to auto, homeowners and other personal lines in 2011 contributed $381 million favorable, $69 million favorable and $94 million unfavorable, respectively, compared to prior year reserve reestimates in 2010 of $179 million favorable, $23 million favorable and $15 million unfavorable, respectively
  - prior year reserve reestimates in 2011 and 2010 are largely attributable to severity development that was better than expected and catastrophes. Prior year reserve reestimates in 2010 also included a litigation settlement.
- Property-Liability underwriting loss was $874 million in 2011 compared to underwriting income of $495 million in 2010. Underwriting income (loss), a measure not based on GAAP, is defined below.
- Net realized capital gains were $85 million in 2011 compared to net realized capital losses of $321 million in 2010.
- Property-Liability investments were $36.00 billion as of December 31, 2011, an increase of 2.7% from $35.05 billion as of December 31, 2010. Net investment income was $1.20 billion in 2011, an increase of 1.0% from $1.19 billion in 2010.

PROPERTY-LIABILITY OPERATIONS

Overview Our Property-Liability operations consist of two reporting segments: Allstate Protection and Discontinued Lines and Coverages. Allstate Protection comprises three brands: Allstate, Encompass and Esurance. Allstate Protection is principally engaged in the sale of personal property and casualty insurance, primarily private passenger auto and homeowners insurance, to individuals in the United States and Canada. Discontinued Lines and Coverages includes results from insurance coverage that we no longer write and results for certain commercial and other businesses in run-off. These segments are consistent with the groupings of financial information that management uses to evaluate performance and to determine the allocation of resources.

Underwriting income (loss), a measure that is not based on GAAP and is reconciled to net income (loss) below, is calculated as premiums earned, less claims and claims expense ("losses"), amortization of DAC, operating costs and expenses and restructuring and related charges, as determined using GAAP. We use this measure in our evaluation of results of operations to analyze the profitability of the Property-Liability insurance operations separately from investment results. It is also an integral component of incentive compensation. It is useful for investors to evaluate the components of income separately and in the aggregate when reviewing performance. Net income (loss) is the GAAP measure most directly comparable to underwriting income (loss). Underwriting income (loss) should not be considered as a substitute for net income and does not reflect the overall profitability of the business.

The table below includes GAAP operating ratios we use to measure our profitability. We believe that they enhance an investor's understanding of our profitability. They are calculated as follows:

- Claims and claims expense ("loss") ratio - the ratio of claims and claims expense to premiums earned. Loss ratios include the impact of catastrophe losses.
- Expense ratio - the ratio of amortization of DAC, operating costs and expenses, and restructuring and related charges to premiums earned.

- Combined ratio - the ratio of claims and claims expense, amortization of DAC, operating costs and expenses, and restructuring and related charges to premiums earned. The combined ratio is the sum of the loss ratio and the expense ratio. The difference between 100% and the combined ratio represents underwriting income (loss) as a percentage of premiums earned, or underwriting margin.

We have also calculated the following impacts of specific items on the GAAP operating ratios because of the volatility of these items between fiscal periods.

- Effect of catastrophe losses on combined ratio - the percentage of catastrophe losses included in claims and claims expense to premiums earned. This ratio includes prior year reserve reestimates of catastrophe losses.
- Effect of prior year reserve reestimates on combined ratio - the percentage of prior year reserve reestimates included in claims and claims expense to premiums earned. This ratio includes prior year reserve reestimates of catastrophe losses.
- Effect of business combination expenses and the amortization of purchased intangible assets on combined and expense ratio - the percentage of business combination expenses and the amortization of purchased intangible assets to premiums earned.
- Effect of restructuring and related charges on combined ratio - the percentage of restructuring and related charges to premiums earned.
- Effect of Discontinued Lines and Coverages on combined ratio - the ratio of claims and claims expense and operating costs and expenses in the Discontinued Lines and Coverages segment to Property-Liability premiums earned. The sum of the effect of Discontinued Lines and Coverages on the combined ratio and the Allstate Protection combined ratio is equal to the Property-Liability combined ratio.

Summarized financial data, a reconciliation of underwriting (loss) income to net income, and GAAP operating ratios for our Property-Liability operations are presented in the following table.

($ in millions, except ratios)	2011	2010	2009
Premiums written	$ 25,980	$ 25,907	$ 25,971
Revenues			
Premiums earned	$ 25,942	$ 25,957	$ 26,194
Net investment income	1,201	1,189	1,328
Realized capital gains and losses	85	(321)	(168)
Total revenues	27,228	26,825	27,354
Costs and expenses			
Claims and claims expense	(20,161)	(18,951)	(18,746)
Amortization of DAC	(3,640)	(3,678)	(3,789)
Operating costs and expenses	(2,972)	(2,800)	(2,559)
Restructuring and related charges	(43)	(33)	(105)
Total costs and expenses	(26,816)	(25,462)	(25,199)
Gain on disposition of operations	—	5	—
Income tax expense	(4)	(314)	(612)
Net income	$ 408	$ 1,054	$ 1,543
Underwriting (loss) income	$ (874)	$ 495	$ 995
Net investment income	1,201	1,189	1,328
Income tax benefit (expense) on operations	27	(426)	(558)
Realized capital gains and losses, after-tax	54	(207)	(222)
Gain on disposition of operations, after-tax	—	3	—
Net income	$ 408	$ 1,054	$ 1,543
Catastrophe losses [(1)]	$ 3,815	$ 2,207	$ 2,069
GAAP operating ratios			
Claims and claims expense ratio	77.7	73.0	71.6
Expense ratio	25.7	25.1	24.6
Combined ratio	103.4	98.1	96.2
Effect of catastrophe losses on combined ratio [(1)]	14.7	8.5	7.9
Effect of prior year reserve reestimates on combined ratio [(1)]	(1.3)	(0.6)	(0.4)
Effect of business combination expenses and the amortization of purchased intangible assets on combined ratio	0.2	—	—
Effect of restructuring and related charges on combined ratio	0.2	0.1	0.4
Effect of Discontinued Lines and Coverages on combined ratio	0.1	0.1	0.1

(1) Prior year reserve reestimates included in catastrophe losses totaled $130 million favorable in 2011, $163 million favorable in 2010 and $169 million favorable in 2009.

ALLSTATE PROTECTION SEGMENT

Overview and strategy The Allstate Protection segment primarily sells private passenger auto and homeowners insurance to individuals through Allstate exclusive agencies and directly through call centers and the internet under the Allstate brand. We sell auto and homeowners insurance through independent agencies under both the Allstate brand and the Encompass brand. We also sell auto insurance direct to consumers online, through a call center and through select agents, including Answer Financial, under the Esurance brand.

Our strategy is to position our products and distribution systems to meet the changing needs of the customer in managing the risks they face. This includes customers who want advice and assistance and those who are self-directed. In addition, there are customers who are brand-sensitive and those who are brand-neutral. Our strategy is to serve all four of these sectors with unique products and in unique and innovative ways while leveraging our claims, pricing and operational capabilities. When we do not offer a product our customers need, we may offer non-proprietary products that meet their needs.

Our operating priorities for the Protection segment include achieving profitable market share growth for our auto business as well as earning acceptable returns on our homeowners business. Key goals include:

- Improving customer loyalty and retention;
- Deepening customer product relationships;
- Improving auto competitive position through price optimization;
- Improving the profitability of our homeowners business;
- Investing in the effectiveness and reach of our multiple distribution channels including self-directed consumers through our newly acquired Esurance brand; and
- Maintaining a strong capital foundation through risk management and effective resource allocation.

Our customer-focused strategy for the Allstate brand aligns targeted marketing, product innovation, distribution effectiveness, and pricing toward acquiring and retaining an increased share of our target customers, which generally refers to consumers who want to purchase multiple products from one insurance provider including auto, homeowners and financial products, who have better retention and potentially present more favorable prospects for profitability over the course of their relationships with us.

The Allstate brand utilizes marketing delivered to target customers to promote our strategic priorities, with messaging that continues to communicate affordability and ease of doing business with Allstate, as well as the importance of having proper coverage by highlighting our comprehensive product and coverage options.

At Allstate we differentiate ourselves from competitors by offering a comprehensive range of innovative product options and features as well as product customization, including Allstate Your Choice Auto® with options such as accident forgiveness, safe driving deductible rewards and a safe driving bonus. We will continue to focus on developing and introducing products and services that benefit today's consumers and further differentiate Allstate and enhance the customer experience. We will deepen customer relationships through value-added customer interactions and expanding our presence in households with multiple products by providing financial protection for customer needs. In addition, we introduced a claim satisfaction guarantee that promises a return of premium to any Allstate Brand standard auto insurance customer dissatisfied with their claims experience, which differentiates Allstate from the competition.

Within our multiple distribution channels we are undergoing a focused effort to enhance our capabilities by implementing uniform processes and standards to elevate the level and consistency of our customer experience. We continue to enhance technology to integrate our distribution channels, improve customer service, facilitate the introduction of new products and services and reduce infrastructure costs related to supporting agencies and handling claims. These actions and others are designed to optimize the effectiveness of our distribution and service channels by increasing the productivity of the Allstate brand's exclusive agencies. Beginning in 2012, Allstate Brand direct sales and service will focus on serving customers who prefer personal advice and assistance and work closer with Allstate exclusive agencies.

Our pricing and underwriting strategies and decisions, made in conjunction within a program called Strategic Risk Management, are designed to enhance both our competitive position and our profit potential. Pricing sophistication, which underlies our Strategic Risk Management program, uses a number of risk evaluation factors including insurance scoring, to the extent permissible by regulations, based on information that is obtained from credit reports. Our updated auto risk evaluation pricing model was implemented for 25 states in 2011 and these implementations will continue in other states throughout 2012. Our pricing strategy involves marketplace pricing and underwriting decisions that are based on these risk evaluation models and an evaluation of competitors. We will utilize pricing sophistication to increase our price competiveness to a greater share of target customers. We call this price optimization and it includes using underwriting information, pricing and discounts to achieve a higher close rate.

We will also continue to provide a range of discounts to attract more target customers. For the Allstate brand auto and homeowners business, we continue to improve our mix of customers towards those customers that have better retention and thus potentially present more favorable prospects for profitability over the course of their relationships with us. For homeowners, we will address rate adequacy and improve underwriting and claim effectiveness. Our comprehensive strategic review of our homeowners insurance business is ongoing.

The Allstate Protection segment also includes a separate organization called Emerging Businesses which comprises Business Insurance (commercial products for small business owners), Consumer Household (specialty products including motorcycle, boat, renters and condominium insurance policies), Allstate Dealer Services (insurance and non-insurance products sold primarily to auto dealers), Allstate Roadside Services (retail and wholesale roadside assistance products) and Ivantage (insurance agency). Premiums written by Emerging Businesses were $2.49 billion in 2011 compared to $2.43 billion in 2010. We expect we will continue to accelerate profitable growth in Emerging Businesses during 2012.

Our strategy for the Encompass brand includes enhancing our premier package policy (providing customers with the ability to simplify their insurance needs by consolidating their coverage into one policy, with one bill, one premium and one renewal date) to appeal to customers with broad personal lines coverage needs and that value an independent agent. Additionally, Encompass is focused on increasing distribution effectiveness and improving agency technology interfaces to become the package carrier of choice for aligned agencies to generate stable, consistent earnings growth.

Our strategy for Esurance brand focuses on self-directed and web-savvy customers. To best serve these customers, Esurance develops its technology and website to continuously improve its hassle-free purchase and claims experience. In 2012, Esurance plans to broaden its product offering and increase its preferred driver mix, while raising its advertising investment and marketing effectiveness to support growth.

We continue to manage our property catastrophe exposure with the goal of providing shareholders an acceptable return on the risks assumed in our property business and to reduce the variability of our earnings. Our property business includes personal homeowners, commercial property and other property lines. As of December 31, 2011, we continue to be within our goal to have no more than a 1% likelihood of exceeding annual aggregate catastrophe losses by $2 billion, net of reinsurance, from hurricanes and earthquakes, based on modeled assumptions and applications currently available. The use of different assumptions and updates to industry models could materially change the projected loss.

Property catastrophe exposure management includes purchasing reinsurance to provide coverage for known exposure to hurricanes, earthquakes, wildfires, fires following earthquakes and other catastrophes. We are also working for changes in the regulatory environment, including recognizing the need for better catastrophe preparedness, improving appropriate risk based pricing and promoting the creation of government sponsored, privately funded solutions for mega-catastrophes that will make insurance more available and affordable. While the actions that we take will be primarily focused on reducing the catastrophe exposure in our property business, we also consider their impact on our ability to market our auto lines.

Pricing of property products is typically intended to establish returns that we deem acceptable over a long-term period. Losses, including losses from catastrophic events and weather-related losses (such as wind, hail, lightning and freeze losses not meeting our criteria to be declared a catastrophe), are accrued on an occurrence basis within the policy period. Therefore, in any reporting period, loss experience from catastrophic events and weather-related losses may contribute to negative or positive underwriting performance relative to the expectations we incorporated into the products' pricing. We pursue rate increases where indicated using a newly re-designed methodology that appropriately addresses the changing costs of losses from catastrophes such as severe weather and the net cost of reinsurance.

Allstate Protection outlook

- Allstate Protection will continue to focus on its strategy of offering differentiated products and services to our target customers while maintaining pricing discipline.
- We expect that volatility in the level of catastrophes we experience will contribute to variation in our underwriting results; however, this volatility will be mitigated due to our catastrophe management actions, including the purchase of reinsurance.
- We will continue to study the efficiencies of our operations and cost structure for additional areas where costs may be reduced.

Premiums written, an operating measure, is the amount of premiums charged for policies issued during a fiscal period. Premiums earned is a GAAP measure. Premiums are considered earned and are included in the financial results on a pro-rata basis over the policy period. The portion of premiums written applicable to the unexpired terms of the policies is recorded as unearned premiums on our Consolidated Statements of Financial Position. Since policy periods are typically 6 or 12 months, rate changes will generally be recognized in premiums earned over a period of 6 to 24 months.

The following table shows the unearned premium balance as of December 31 and the timeframe in which we expect to recognize these premiums as earned.

($ in millions)			% earned after			
	2011	2010	90 days	180 days	270 days	360 days
Allstate brand:						
Standard auto	$ 4,120	$ 4,103	72.2%	97.3%	99.3%	100.0%
Non-standard auto	216	239	67.5%	93.9%	98.6%	100.0%
Homeowners	3,314	3,259	43.5%	75.6%	94.2%	100.0%
Other personal lines [1]	1,293	1,276	40.9%	69.2%	86.5%	92.9%
Total Allstate brand	8,943	8,877	57.0%	85.2%	95.6%	99.0%
Encompass brand:						
Standard auto	311	327	43.6%	75.3%	94.1%	100.0%
Non-standard auto	—	1	—%	—%	—%	—%
Homeowners	202	206	43.6%	75.5%	94.1%	100.0%
Other personal lines [1]	47	47	43.8%	75.6%	94.2%	100.0%
Total Encompass brand	560	581	43.6%	75.4%	94.1%	100.0%
Esurance brand [2]						
Standard auto	208	—	74.5%	99.1%	99.8%	100.0%
Allstate Protection unearned premiums	$ 9,711	$ 9,458	56.6%	84.9%	95.6%	99.1%

[1] Other personal lines include commercial, condominium, renters, involuntary auto and other personal lines.
[2] Esurance brand business was acquired on October 7, 2011.

A reconciliation of premiums written to premiums earned is shown in the following table.

($ in millions)	2011	2010	2009
Premiums written:			
Allstate Protection	$ 25,981	$ 25,906	$ 25,972
Discontinued Lines and Coverages	(1)	1	(1)
Property-Liability premiums written	25,980	25,907	25,971
(Increase) decrease in unearned premiums	(33)	19	200
Other	(5)	31	23
Property-Liability premiums earned	$ 25,942	$ 25,957	$ 26,194
Premiums earned:			
Allstate Protection	$ 25,942	$ 25,955	$ 26,195
Discontinued Lines and Coverages	—	2	(1)
Property-Liability	$ 25,942	$ 25,957	$ 26,194

Premiums written by brand are shown in the following table.

($ in millions)	Allstate brand			Encompass brand			Esurance brand	Allstate Protection		
	2011	2010	2009	2011	2010	2009	2011	2011	2010	2009
Standard auto	$ 15,703	$ 15,842	$ 15,763	$ 604	$ 644	$ 800	$ 181	$ 16,488	$ 16,486	$ 16,563
Non-standard auto	775	883	927	1	6	22	—	776	889	949
Homeowners	5,893	5,753	5,635	362	357	408	—	6,255	6,110	6,043
Other personal lines	2,372	2,331	2,317	90	90	100	—	2,462	2,421	2,417
Total	$ 24,743	$ 24,809	$ 24,642	$ 1,057	$ 1,097	$ 1,330	$ 181	$ 25,981	$ 25,906	$ 25,972

Premiums earned by brand are shown in the following table.

($ in millions)	Allstate brand			Encompass brand			Esurance brand	Allstate Protection		
	2011	2010	2009	2011	2010	2009	2011	2011	2010	2009
Standard auto	$ 15,679	$ 15,814	$ 15,735	$ 620	$ 716	$ 907	$ 201	$ 16,500	$ 16,530	$ 16,642
Non-standard auto	797	896	939	2	9	27	—	799	905	966
Homeowners	5,835	5,693	5,633	365	385	444	—	6,200	6,078	6,077
Other personal lines	2,352	2,348	2,402	91	94	108	—	2,443	2,442	2,510
Total	$ 24,663	$ 24,751	$ 24,709	$ 1,078	$ 1,204	$ 1,486	$ 201	$ 25,942	$ 25,955	$ 26,195

Premium operating measures and statistics that are used to analyze the business are calculated and described below. Measures and statistics presented for Allstate brand exclude Allstate Canada, loan protection and specialty auto.

- PIF: Policy counts are based on items rather than customers. A multi-car customer would generate multiple item (policy) counts, even if all cars were insured under one policy.
- Average premium-gross written: Gross premiums written divided by issued item count. Gross premiums written include the impacts from discounts and surcharges, and exclude the impacts from mid-term premium adjustments, ceded reinsurance premiums, and premium refund accruals. Allstate brand average gross premiums represent the appropriate policy term for each line, which is 6 months for standard and non-standard auto and 12 months for homeowners. Encompass brand average gross premiums represent the appropriate policy term for each line, which is 12 months for standard auto and homeowners and 6 months for non-standard auto. Esurance brand average gross premiums represent the appropriate policy term, which is 6 months for standard auto.
- Renewal ratio: Renewal policies issued during the period, based on contract effective dates, divided by the total policies issued 6 months prior for standard and non-standard auto (12 months prior for Encompass brand standard auto) or 12 months prior for homeowners.
- New issued applications: Item counts of automobiles or homeowners insurance applications for insurance policies that were issued during the period. Does not include automobiles that are added by existing customers.
- Net items added to existing policies: Net increases in insured cars by policy endorsement activity.

Standard auto premiums written total of $16.49 billion in 2011 was comparable to 2010, following a 0.5% decrease in 2010 from $16.56 billion in 2009.

	Allstate brand			Encompass brand			Esurance brand
Standard Auto	2011	2010	2009	2011	2010	2009	2011
PIF (thousands)	17,213	17,484	17,744	673	689	859	786
Average premium-gross written [(1)]	$ 444	$ 443	$ 434	$ 935	$ 979	$ 972	$ N/A [(8)]
Renewal ratio (%) [(1)]	89.0	88.7	88.9	69.5	69.2	69.6	76.3
Approved rate changes [(2)]:							
# of states	33	45 [(6)]	36 [(6)]	19	24	36	N/A
Countrywide (%) [(3)]	4.7	1.4	4.6	3.5	1.4	7.3	N/A
State specific (%) [(4)(5)]	8.1 [(7)]	2.2	7.2	6.1	2.7	9.3	N/A

(1) Policy term is six months for Allstate and Esurance brands and twelve months for Encompass brand.

(2) Rate changes that are indicated based on loss trend analysis to achieve a targeted return will continue to be pursued. Rate changes do not include rating plan enhancements, including the introduction of discounts and surcharges, that result in no change in the overall rate level in the state. These rate changes do not reflect initial rates filed for insurance subsidiaries initially writing business in a state.

(3) Represents the impact in the states where rate changes were approved during 2011, 2010 and 2009, respectively, as a percentage of total countrywide prior year-end premiums written.

(4) Represents the impact in the states where rate changes were approved during 2011, 2010 and 2009, respectively, as a percentage of its respective total prior year-end premiums written in those states.

(5) Based on historical premiums written in those states, rate changes approved for standard auto totaled $731 million, $218 million and $784 million in 2011, 2010 and 2009, respectively.

(6) Includes Washington D.C.

(7) 2011 includes the impact of Florida rate increases averaging 18.5%, and New York rate increases averaging 11.2% taken across multiple companies.

(8) N/A reflects not available.

Allstate brand standard auto premiums written totaled $15.70 billion in 2011, a decrease of 0.9% from $15.84 billion in 2010, following a 0.5% increase in 2010 from $15.76 billion in 2009. Contributing to the Allstate brand standard auto premiums written decrease in 2011 compared to 2010 were the following:

- decrease in PIF of 1.5% as of December 31, 2011 compared to December 31, 2010, due to fewer new issued applications and fewer policies available to renew. Excluding Florida and New York, PIF as of December 31, 2011 were comparable to December 31, 2010.
- 5.8% decrease in new issued applications on a countrywide basis to 1,908 thousand in 2011 from 2,025 thousand in 2010. Excluding Florida and New York (impacted by actions to improve profitability), new issued applications on a countrywide basis decreased 0.1% to 1,697 thousand in 2011 from 1,699 thousand in 2010. New issued applications increased in 17 states in 2011 compared to 2010.
- increase in average gross premium in 2011 compared to 2010.
- 0.3 point increase in the renewal ratio in 2011 compared to 2010. In 2011, 39 states are showing favorable comparisons to prior year.

Allstate brand standard auto premiums written increased in 2010 compared to 2009. Contributing to the Allstate brand standard auto premiums written increase in 2010 compared to 2009 were the following:

- decrease in PIF as of December 31, 2010 compared to December 31, 2009, due to fewer policies available to renew and a 0.7% decrease in net items added to existing policies to 1,498 thousand from 1,509 thousand, reflecting industry economic trends for declines in the number of cars per household
- 0.2% decrease in new issued applications on a countrywide basis to 2,025 thousand in 2010 from 2,029 thousand in 2009 impacted by decreases in Florida and California, due in part to rate actions that were approved in 2009 in these markets and other actions to improve profitability. Excluding Florida and California, new issued applications on a countrywide basis increased 12.9% to 1,606 thousand in 2010 from 1,423 thousand in 2009. New issued application increased in 40 states in 2010 compared to 2009, most of which offer an auto discount (the Preferred Package Discount) for our target customer.
- increased average gross premium in 2010 compared to 2009, primarily due to rate changes, partially offset by customers electing to lower coverage levels of their policy
- 0.2 point decrease in the renewal ratio in 2010 compared to 2009, reflects profit management actions in California, New York and Georgia as well as the effects of the direct channel which has a lower renewal ratio. Excluding these items the renewal ratio had a 0.3 point increase.

The level of Encompass premiums written continues to be impacted by comprehensive actions designed to reposition Encompass as the package policy carrier of choice for above middle market customers through independent agencies in order to drive stable, consistent earnings growth over time. Some of the actions contributing to the Encompass brand standard auto premiums written decrease in 2011 compared to 2010 were the following:

- Aligned pricing and underwriting with strategic direction
- Terminated relationships with certain independent agencies
- Non-renewal of underperforming business
- Discontinued writing the Special Value product (middle market auto product focused on segment auto) and Deerbrook (non-standard auto) in certain states
- Non-renewal of property in Florida

Non-standard auto premiums written totaled $776 million in 2011, a decrease of 12.7% from $889 million in 2010, following a 6.3% decrease in 2009 from $949 million in 2009.

	Allstate brand		
Non-Standard Auto	**2011**	**2010**	**2009**
PIF (thousands)	571	640	719
Average premium-gross written (6 months)	$ 606	$ 624	$ 616
Renewal ratio (%) (6 months)	70.4	71.4	72.5
Approved rate changes:			
# of states	13 (2)	11 (2)	11
Countrywide (%)	6.0	4.6	2.6
State specific (%) (1)	12.8	9.6	6.5

(1) Based on historical premiums written in those states, rate changes approved for non-standard auto totaled $49 million, $41 million and $25 million in 2011, 2010 and 2009, respectively.
(2) Includes Washington D.C.

Allstate brand non-standard auto premiums written totaled $775 million in 2011, a decrease of 12.2% from $883 million in 2010, following a 4.7% decrease in 2010 from $927 million in 2009. Contributing to the Allstate brand non-standard auto premiums written decrease in 2011 compared to 2010 were the following:

- decrease in PIF as of December 31, 2011 compared to December 31, 2010, due to a decline in the number of policies available to renew, a lower retention rate and fewer new issued applications
- 17.2% decrease in new issued applications to 256 thousand in 2011 from 309 thousand in 2010, driven in large part by management actions in Florida through October 2011
- decrease in average gross premium in 2011 compared to 2010
- 1.0 point decrease in the renewal ratio in 2011 compared to 2010

Allstate brand non-standard auto premiums written decreased in 2010 compared to 2009. Contributing to the Allstate brand non-standard auto premiums written decrease in 2010 compared to 2009 were the following:

- decrease in PIF as of December 31, 2010 compared to December 31, 2009, due to a decline in the number of policies available to renew and fewer new issued applications
- 14.9% decrease in new issued applications to 309 thousand in 2010 from 363 thousand in 2009
- increase in average gross premium in 2010 compared to 2009
- 1.1 point decrease in the renewal ratio in 2010 compared to 2009

Homeowners premiums written totaled $6.26 billion in 2011, an increase of 2.4% from $6.11 billion in 2010, following a 1.1% increase in 2010 from $6.04 billion in 2009. Excluding the cost of catastrophe reinsurance, premiums written increased 1.6% in 2011 compared to 2010. For a more detailed discussion on reinsurance, see the Property-Liability Claims and Claims Expense Reserves section of the MD&A and Note 10 of the consolidated financial statements.

	Allstate brand			Encompass brand		
Homeowners	**2011**	**2010**	**2009**	**2011**	**2010**	**2009**
PIF (thousands)	6,369	6,690	6,973	306	314	371
Average premium-gross written (12 months)	$ 999	$ 943	$ 883	$ 1,297	$ 1,298	$ 1,265
Renewal ratio (%) (12 months)	88.3	88.4	88.1	79.8	78.1	78.9
Approved rate changes [1]:						
# of states [3]	41	32	40	27	23	36
Countrywide (%)	8.6	7.0	8.4	3.1	0.7	4.4
State specific (%) [2]	11.0	10.0	10.7	4.1	1.4	5.9

(1) Includes rate changes approved based on our net cost of reinsurance.
(2) Based on historical premiums written in those states, rate changes approved for homeowners totaled $533 million, $424 million and $534 million in 2011, 2010 and 2009, respectively.
(3) Includes Washington D.C.

Allstate brand homeowners premiums written totaled $5.89 billion in 2011, an increase of 2.4% from $5.75 billion in 2010, following a 2.1% increase in 2010 from $5.64 billion in 2009. Contributing to the Allstate brand homeowners premiums written increase in 2011 compared to 2010 were the following:

- 4.8% decrease in PIF as of December 31, 2011 compared to December 31, 2010, due to fewer policies available to renew and fewer new issued applications
- 14.9% decrease in new issued applications to 456 thousand in 2011 from 536 thousand in 2010. During the second quarter of 2011, our Castle Key Indemnity Company subsidiary completed a 2008 regulatory consent decree to sell 50,000 new homeowners policies in Florida by November 2011.
- increase in average gross premium in 2011 compared to 2010, primarily due to rate changes
- 0.1 point decrease in the renewal ratio in 2011 compared to 2010
- decrease in the cost of our catastrophe reinsurance program in 2011 compared to 2010

Actions taken to manage our catastrophe exposure in areas with known exposure to hurricanes, earthquakes, wildfires, fires following earthquakes and other catastrophes have had an impact on our new business writings and retention for homeowners insurance. Homeowners PIF has declined 1.2 million or 16% in the four years ended December 31, 2011. This impact will continue in 2012, although to a lesser degree. For a more detailed discussion on exposure management actions, see the Catastrophe Management section of the MD&A.

We have different plans around the country to improve the growth and profitability of our homeowners business. In states where we offer homeowners and other property coverages that do not have severe weather issues and that have acceptable returns, we are seeking to grow. In another group of states where we offer homeowners and other property coverages, we plan to implement pricing and/or underwriting actions that will improve performance to achieve our profitability targets. For two other groups of states, including those with severe weather issues and other risks such as hurricane exposure, we may take more substantial actions including raising prices, offering policies with more limited coverage, or brokering to other carriers. We are currently piloting our Allstate House and Home℠ product which provides greater options of coverage for roof damage including depreciated value versus replacement value and uses a number of factors to determine price, some of which relate to auto insurance risks. We expect to roll it out countrywide for new business gradually over the next three years.

Allstate brand homeowners premiums written increased in 2010 compared to 2009. Contributing to the Allstate brand homeowners premiums written increase in 2010 compared to 2009 were the following:

- 4.1% decrease in PIF as of December 31, 2010 compared to December 31, 2009, following a 3.9% decrease as of December 31, 2009 compared to December 31, 2008, due to fewer policies available to renew and fewer new issued applications
- 3.6% decrease in new issued applications to 536 thousand in 2010 from 556 thousand in 2009. Excluding Florida, new issued applications on a countrywide basis decreased 12.4% to 487 thousand in 2010 from 556 thousand in 2009.
- increase in average gross premium in 2010 compared to 2009, primarily due to rate changes
- 0.3 point increase in the renewal ratio in 2010 compared to 2009
- decrease in the net cost of our catastrophe reinsurance program in 2010 compared to 2009

Underwriting results are shown in the following table.

($ in millions)	**2011**	**2010**	**2009**
Premiums written	$ 25,981	$ 25,906	$ 25,972
Premiums earned	$ 25,942	$ 25,955	$ 26,195
Claims and claims expense	(20,140)	(18,923)	(18,722)
Amortization of DAC	(3,640)	(3,678)	(3,789)
Other costs and expenses	(2,968)	(2,795)	(2,552)
Restructuring and related charges	(43)	(33)	(105)
Underwriting (loss) income	$ (849)	$ 526	$ 1,027
Catastrophe losses	$ 3,815	$ 2,207	$ 2,069
Underwriting income (loss) by line of business			
Standard auto	$ 568	$ 692	$ 987
Non-standard auto	101	74	76
Homeowners	(1,330)	(335)	(125)
Other personal lines	(188)	95	89
Underwriting (loss) income	$ (849)	$ 526	$ 1,027
Underwriting income (loss) by brand			
Allstate brand	$ (666)	$ 569	$ 1,022
Encompass brand	(146)	(43)	5
Esurance brand	(37)	—	—
Underwriting (loss) income	$ (849)	$ 526	$ 1,027

Allstate Protection experienced an underwriting loss of $849 million in 2011 compared to underwriting income of $526 million in 2010, primarily due to an increase in homeowners underwriting loss, an underwriting loss for other personal lines compared to an underwriting gain in the prior year, and a decrease in standard auto underwriting income. Homeowners underwriting loss increased $995 million to $1.33 billion in 2011 from $335 million in 2010, primarily due to increases in catastrophe losses and higher expenses partially offset by average earned premiums increasing faster than loss costs. Other personal lines underwriting income decreased $283 million to an underwriting loss of $188 million in 2011 from underwriting income of $95 million in 2010, primarily due to increases in catastrophe losses, unfavorable reserve reestimates and higher expenses. Standard auto underwriting income decreased $124 million to

$568 million in 2011 from $692 million in 2010, primarily due to increases in catastrophe losses and higher expenses, partially offset by favorable reserve reestimates. For further discussion and quantification of the impact of reserve estimates and assumptions, see the Application of Critical Accounting Estimates and Property-Liability Claims and Claims Expense Reserves sections of the MD&A.

Allstate Protection experienced underwriting income of $526 million in 2010 compared to $1.03 billion in 2009, primarily due to decreases in standard auto underwriting income and increases in homeowners underwriting losses, partially offset by increases in other personal lines underwriting income. Standard auto underwriting income decreased 29.9% to an underwriting income of $692 million in 2010 from an underwriting income of $987 million in 2009 primarily due to increases in auto claim frequency and expenses and a $25 million litigation settlement, partially offset by favorable reserve reestimates and decreases in catastrophe losses. Homeowners underwriting loss increased $210 million to an underwriting loss of $335 million in 2010 from an underwriting loss of $125 million in 2009 primarily due to a $75 million unfavorable prior year reserve reestimate related to a litigation settlement and increases in expenses and catastrophe losses, including prior year reestimates for catastrophes, partially offset by average earned premiums increasing faster than loss costs. Other personal lines underwriting income increased 6.7% to an underwriting income of $95 million in 2010 from an underwriting income of $89 million in 2009 primarily due to lower unfavorable reserve reestimates.

Catastrophe losses were $3.82 billion in 2011 as detailed in the table below. This compares to catastrophe losses of $2.21 billion in 2010.

We define a "catastrophe" as an event that produces pre-tax losses before reinsurance in excess of $1 million and involves multiple first party policyholders, or an event that produces a number of claims in excess of a preset, per-event threshold of average claims in a specific area, occurring within a certain amount of time following the event. Catastrophes are caused by various natural events including high winds, winter storms, tornadoes, hailstorms, wildfires, tropical storms, hurricanes, earthquakes and volcanoes. We are also exposed to man-made catastrophic events, such as certain types of terrorism or industrial accidents. The nature and level of catastrophes in any period cannot be reliably predicted.

Catastrophe losses related to events that occurred by the size of the event are shown in the following table.

($ in millions)	**2011**					
	Number of events		**Claims and claims expense**		**Combined ratio impact**	**Average catastrophe loss per event**
Size of catastrophe						
Greater than $250 million	4	4.4%	$ 1,595	41.8%	6.1	$ 399
$101 million to $250 million	4	4.4	563	14.8	2.2	141
$50 million to $100 million	12	13.2	877	23.0	3.4	73
Less than $50 million	71	78.0	910	23.8	3.5	13
Total	91	100.0%	3,945	103.4	15.2	43
Prior year reserve reestimates			(130)	(3.4)	(0.5)	
Total catastrophe losses			$ 3,815	100.0%	14.7	

Catastrophe losses incurred by the type of event are shown in the following table.

($ in millions)	**2011**		**2010**		**2009**	
		Number of events		**Number of events**		**Number of events**
Hurricanes/Tropical storms	$ 619	3	$ 15	1	$ 48	1
Tornadoes	1,234	7	174	7	384	4
Wind/Hail	1,775	68	1,908	74	1,561	67
Wildfires	67	9	15	1	83	5
Other events	250	4	258	7	162	5
Prior year reserve reestimates	(130)		(163)		(169)	
Total catastrophe losses	$ 3,815	91	$ 2,207	90	$ 2,069	82

Catastrophes excluding hurricanes named or numbered by the National Weather Service, fires following earthquakes and earthquakes totaled $3.30 billion, $2.27 billion and $2.16 billion in 2011, 2010 and 2009, respectively, and are the result of severe weather experienced during these periods.

Combined ratio Loss ratios are a measure of profitability. Loss ratios by product, and expense and combined ratios by brand, are shown in the following table. These ratios are defined in the Property-Liability Operations section of the MD&A.

	Ratio [1]			Effect of catastrophe losses on combined ratio			Effect of prior year reserve reestimates on combined ratio			Effect of business combination expenses and the amortization of purchased intangible assets on combined ratio
	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011
Allstate brand loss ratio:										
Standard auto	70.6	70.7	69.3	2.6	1.0	1.2	(2.3)	(0.9)	(0.3)	
Non-standard auto	62.8	67.2	67.1	1.1	0.3	0.7	(4.9)	(3.6)	(1.6)	
Homeowners	98.0	82.1	79.6	50.0	31.3	29.0	(1.2)	(0.3)	(2.6)	
Other personal lines	76.0	66.4	67.3	13.6	7.2	7.0	4.0	0.7	3.5	
Total Allstate brand loss ratio	77.3	72.8	71.4	14.8	8.5	8.1	(1.5)	(0.7)	(0.5)	
Allstate brand expense ratio	25.4	24.9	24.5	—	—	—	—	—	—	—
Allstate brand combined ratio	102.7	97.7	95.9							
Encompass brand loss ratio:										
Standard auto	81.8	75.4	75.4	1.8	0.8	0.3	2.4	—	0.7	
Non-standard auto	150.0	100.0	74.1	—	—	—	(50.0)	—	(11.1)	
Homeowners	88.5	74.3	66.0	39.7	23.1	14.6	0.3	(1.3)	(4.3)	
Other personal lines	83.5	73.4	75.9	9.9	4.3	1.9	—	(1.1)	5.6	
Total Encompass brand loss ratio	84.3	75.1	72.6	15.3	8.2	4.7	1.4	(0.5)	(0.7)	
Encompass brand expense ratio	29.2	28.5	27.1	—	—	—	—	—	—	—
Encompass brand combined ratio	113.5	103.6	99.7							
Esurance brand loss ratio:										
Standard auto	78.1	—	—	—	—	—	—	—	—	
Total Esurance brand loss ratio	78.1	—	—	—	—	—	—	—	—	
Esurance brand expense ratio	40.3	—	—	—	—	—	—	—	—	20.9
Esurance brand combined ratio	118.4	—	—							
Allstate Protection loss ratio	77.6	72.9	71.5	14.7	8.5	7.9	(1.4)	(0.7)	(0.5)	
Allstate Protection expense ratio	25.7	25.1	24.6	—	—	—	—	—	—	0.2
Allstate Protection combined ratio	103.3	98.0	96.1							

[1] Ratios are calculated using the premiums earned for the respective line of business.

Standard auto loss ratio for the Allstate brand decreased 0.1 points in 2011 compared to 2010 primarily due to favorable reserve reestimates, partially offset by higher catastrophe losses. Excluding the impact of catastrophe losses, the Allstate brand standard auto loss ratio improved 1.7 points in 2011 compared 2010. Florida and New York continued to have loss ratios higher than the countrywide average in 2011 though results in these two key states have improved relative to 2010, reducing the pressure on countrywide results. However, Florida and New York have improved underwriting results in the fourth quarter of 2011. We continue to pursue profitability management actions in Florida and New York, including rate increases, underwriting restrictions, increased claims staffing and review, and continued advocacy for legislative reform. In 2011, claim frequencies in the bodily injury and physical damage coverages have decreased compared to 2010. Bodily injury and physical damage coverages severity results in 2011 increased in line with historical Consumer Price Index ("CPI") trends. Standard auto loss ratio for the Allstate brand increased 1.4 points in 2010 compared to 2009 due to higher claim frequency and a $25 million litigation settlement, partially offset by favorable reserve reestimates and lower catastrophe losses. The increase is primarily driven by increases in Florida and New York. In 2010, claim frequencies in the bodily injury and physical damage coverages have increased compared to 2009, but remain within historical norms. Bodily injury and physical damage coverages severity results in 2010 increased in line with historical CPI trends.

Homeowners loss ratio for the Allstate brand increased 15.9 points to 98.0 in 2011 from 82.1 in 2010 due to higher catastrophe losses. Excluding the impact of catastrophe losses, the Allstate brand homeowners loss ratio improved 2.8 points in 2011 compared to 2010 due to average earned premiums increasing faster than loss costs. Homeowners loss ratio for the Allstate brand increased 2.5 points to 82.1 in 2010 from 79.6 in 2009 due to a $75 million unfavorable prior year reserve reestimate related to a litigation settlement and higher catastrophe losses including prior year reserve reestimates for catastrophes, partially offset by average earned premiums increasing faster than loss costs.

Expense ratio for Allstate Protection increased 0.6 points in 2011 compared to 2010. Restructuring costs increased 0.1 points in 2011 compared to 2010, driven by technology and operations efficiency efforts and agent pension plan settlement charges. Excluding restructuring, the expense ratio for Allstate Protection increased 0.5 points in 2011 compared to 2010, driven by additional marketing, including $78 million spent on the Grow to Win initiative, and other growth initiative costs, and reduced guaranty fund accrual levels in 2010. We expect advertising costs to increase in 2012 as we focus on growing Esurance. The expense ratio for Allstate Protection increased 0.5 points in 2010 compared to 2009. Restructuring costs decreased 0.3 points in 2010 compared to 2009, driven by prior year costs associated with claim office consolidations, reorganization of Business Insurance and technology prioritization and efficiency efforts. Excluding restructuring, the expense ratio for Allstate Protection increased 0.8 points in 2010 compared to 2009, driven by additional marketing expenses and increases in net costs of employee benefits, partially offset by reduced guaranty fund accrual levels and improved operational efficiencies.

The impact of specific costs and expenses on the expense ratio are included in the following table.

	Allstate brand			Encompass brand			Esurance brand	Allstate Protection		
	2011	2010	2009	2011	2010	2009	2011	2011	2010	2009
Amortization of DAC	13.9	14.0	14.2	18.0	18.3	18.5	2.0	13.9	14.2	14.5
Other costs and expenses	11.3	10.8	9.9	11.2	9.7	8.3	17.4	11.4	10.8	9.7
Business combination expenses and amortization of purchased intangible assets	—	—	—	—	—	—	20.9	0.2	—	—
Restructuring and related charges	0.2	0.1	0.4	—	0.5	0.3	—	0.2	0.1	0.4
Total expense ratio	25.4	24.9	24.5	29.2	28.5	27.1	40.3	25.7	25.1	24.6

The expense ratio for the standard auto and homeowners businesses generally approximates the total Allstate Protection expense ratio. The expense ratio for the non-standard auto business generally is lower than the total Allstate Protection expense ratio due to lower agent commission rates and higher average premiums for non-standard auto as compared to standard auto. The Encompass brand DAC amortization is higher on average than Allstate brand DAC amortization due to higher commission rates. The Esurance brand expense ratio is higher than Allstate and Encompass brands due to business combination expenses and amortization of purchased intangible assets. Purchased intangible assets will be amortized on an accelerated basis with over 80% of the amortization taking place by 2016. Since Esurance uses a direct distribution model, its primary acquisition-related costs are advertising as opposed to commissions for the Allstate and Encompass brands. Advertising expense had a 10.9 point impact on the Esurance brand expense ratio in 2011. Advertising costs are not capitalized as DAC while commission costs are capitalized as DAC. As a result the Esurance expense and combined ratios will be higher during periods of growth since the expenses will be recognized prior to the premium earned.

DAC We establish a DAC asset for costs that vary with and are primarily related to acquiring business, principally agents' remuneration, premium taxes and inspection costs. For the Allstate Protection business, DAC is amortized to income over the period in which premiums are earned. The balance of DAC for each product type as of December 31 is included in the following table.

($ in millions)	Allstate brand		Encompass brand		Esurance brand	Allstate Protection	
	2011	2010	2011	2010	2011	2011	2010
Standard auto	$ 533	$ 541	$ 52	$ 55	$ 32 [(1)]	$ 617	$ 596
Non-standard auto	26	25	—	—	—	26	25
Homeowners	439	437	34	36	—	473	473
Other personal lines	289	276	7	7	—	296	283
Total DAC	$ 1,287	$ 1,279	$ 93	$ 98	$ 32	$ 1,412	$ 1,377

(1) Includes $21 million of present value of future profits, which will be fully amortized by March 31, 2012.

On January 1, 2012, we will adopt new DAC accounting guidance on a retrospective basis (see Note 2 of the consolidated financial statements for further details). It is currently estimated that the restated Allstate Protection DAC balance will decline by $63 million when compared to the reported December 31, 2011 balance. We estimate that the new DAC accounting guidance will have an insignificant effect on net income in 2012.

Catastrophe management

Historical catastrophe experience Since the beginning of 1992, the average annual impact of catastrophes on our Property-Liability loss ratio was 8.0 points. However, this average does not reflect the impact of some of the more significant actions we have taken to limit our catastrophe exposure. Consequently, it is useful to consider the impact of catastrophes after excluding losses that are now partially or substantially covered by the California Earthquake Authority ("CEA"), the Florida Hurricane Catastrophe Fund ("FHCF") or placed with a third party, such as hurricane coverage in Hawaii. The average annual impact of all catastrophes, excluding losses from Hurricanes Andrew and Iniki and losses from California earthquakes, on our Property-Liability loss ratio was 7.0 points since the beginning of 1992.

Comparatively, the average annual impact of catastrophes on the homeowners loss ratio for the years 1992 through 2011 is shown in the following table.

	Average annual impact of catastrophes on the homeowners loss ratio	Average annual impact of catastrophes on the homeowners loss ratio excluding losses from hurricanes Andrew and Iniki, and losses from California earthquakes
Florida	95.6	46.5
Other hurricane exposure states	30.5	30.3
Total hurricane exposure states	35.5	31.6
All other	25.0	20.6
Total	30.6	26.5

Over time, we have limited our aggregate insurance exposure to catastrophe losses in certain regions of the country that are subject to high levels of natural catastrophes. Limitations include our participation in various state facilities, such as the CEA, which provides insurance for California earthquake losses; the FHCF, which provides reimbursements to participating insurers for certain qualifying Florida hurricane losses; and other state facilities, such as wind pools. However, the impact of these actions may be diminished by the growth in insured values, and the effect of state insurance laws and regulations. In addition, in various states we are required to participate in assigned risk plans, reinsurance facilities and joint underwriting associations that provide insurance coverage to individuals or entities that otherwise are unable to purchase such coverage from private insurers. Because of our participation in these and other state facilities such as wind pools, we may be exposed to losses that surpass the capitalization of these facilities and to assessments from these facilities.

We continue to take actions to maintain an appropriate level of exposure to catastrophic events while continuing to meet the needs of our customers, including the following:

- Selectively not offering continuing coverage of mono-line homeowners policies in coastal areas of certain states.
- Increased capacity in our brokerage platform for customers not offered a renewal.

- Expanded our excess and surplus carrier (North Light Specialty) to eight new states in 2011, bringing the total number of active states to 25.
- In Texas we are ceding wind exposure related to insured property located in wind pool eligible areas along the coast including the Galveston Islands.
- We have ceased writing new homeowners business in California. We will continue to renew current policyholders and have a renewal ratio of approximately 91% in California.
- We have ceased writing new business in Florida beyond a modest stance for existing customers who replace their currently-insured home with an acceptable property. Withdrawal from the property lines was completed for the Encompass companies operating in Florida.

Hurricanes

We consider the greatest areas of potential catastrophe losses due to hurricanes generally to be major metropolitan centers in counties along the eastern and gulf coasts of the United States. Usually, the average premium on a property policy near these coasts is greater than in other areas. However, average premiums are often not considered commensurate with the inherent risk of loss. In addition and as explained in Note 14 of the consolidated financial statements, in various states Allstate is subject to assessments from assigned risk plans, reinsurance facilities and joint underwriting associations providing insurance for wind related property losses.

We have addressed our risk of hurricane loss by, among other actions, purchasing reinsurance for specific states and on a countrywide basis for our personal lines property insurance in areas most exposed to hurricanes; limiting personal homeowners new business writings in coastal areas in southern and eastern states; implementing tropical cyclone deductibles where appropriate; and not offering continuing coverage on certain policies in coastal counties in certain states. We continue to seek appropriate returns for the risks we write. This may require further actions, similar to those already taken, in geographies where we are not getting appropriate returns. However, we may maintain or opportunistically increase our presence in areas where we achieve adequate returns and do not materially increase our hurricane risk.

Earthquakes

Actions taken to reduce our exposure from earthquake coverage are substantially complete. These actions included purchasing reinsurance on a countrywide basis and in the state of Kentucky; no longer offering new optional earthquake coverage in most states; removing optional earthquake coverage upon renewal in most states; and entering into arrangements in many states to make earthquake coverage available through other insurers for new and renewal business.

We expect to retain approximately 30,000 PIF with earthquake coverage due to regulatory and other reasons. We also will continue to have exposure to earthquake risk on certain policies that do not specifically exclude coverage for earthquake losses, including our auto policies, and to fires following earthquakes. Allstate policyholders in the state of California are offered coverage through the CEA, a privately-financed, publicly-managed state agency created to provide insurance coverage for earthquake damage. Allstate is subject to assessments from the CEA under certain circumstances as explained in Note 14 of the consolidated financial statements.

Fires Following Earthquakes

Actions taken related to our risk of loss from fires following earthquakes include changing homeowners underwriting requirements in California, purchasing reinsurance for Kentucky personal lines property risks, and purchasing nationwide occurrence reinsurance, excluding Florida and New Jersey.

Wildfires

Actions we are taking to reduce our risk of loss from wildfires include changing homeowners underwriting requirements in certain states and purchasing nationwide occurrence reinsurance. Catastrophe losses related to the Southern California wildfires occurred during 2009 and totaled $76 million.

Reinsurance

A description of our current catastrophe reinsurance program appears in Note 10 of the consolidated financial statements and a description of program changes as of June 1, 2012 appears in the Property-Liability Claims and Claims Expense Reserves section of the MD&A.

DISCONTINUED LINES AND COVERAGES SEGMENT

Overview The Discontinued Lines and Coverages segment includes results from insurance coverage that we no longer write and results for certain commercial and other businesses in run-off. Our exposure to asbestos, environmental and other discontinued lines claims is reported in this segment. We have assigned management of this segment to a designated group of professionals with expertise in claims handling, policy coverage interpretation, exposure identification and reinsurance collection. As part of its responsibilities, this group is also regularly engaged in policy buybacks, settlements and reinsurance assumed and ceded commutations.

Summarized underwriting results for the years ended December 31 are presented in the following table.

($ in millions)	2011	2010	2009
Premiums written	$ (1)	$ 1	$ (1)
Premiums earned	$ —	$ 2	$ (1)
Claims and claims expense	(21)	(28)	(24)
Operating costs and expenses	(4)	(5)	(7)
Underwriting loss	$ (25)	$ (31)	$ (32)

Underwriting losses of $25 million in 2011 related to a $26 million unfavorable reestimate of asbestos reserves and a $5 million unfavorable reestimate of other reserves, primarily as a result of our annual review using established industry and actuarial best practices, partially offset by a $26 million decrease of our allowance for future uncollectible reinsurance and environmental reserves essentially unchanged. The cost of administering claims settlements totaled $11 million in 2011 and $13 million for each of 2010 and 2009.

Underwriting losses of $31 million in 2010 related to an $18 million unfavorable reestimate of environmental reserves and a $5 million unfavorable reestimate of asbestos reserves, partially offset by a $4 million favorable reestimate of other reserves, primarily as a result of our annual review using established industry and actuarial best practices.

Underwriting losses of $32 million in 2009 were primarily related to a $13 million unfavorable reestimate of environmental reserves and a $28 million unfavorable reestimate of other reserves, partially offset by an $8 million favorable reestimate of asbestos reserves, primarily as a result of our annual review using established industry and actuarial best practices.

See the Property-Liability Claims and Claims Expense Reserves section of the MD&A for a more detailed discussion.

Discontinued Lines and Coverages outlook

- We may continue to experience asbestos and/or environmental losses in the future. These losses could be due to the potential adverse impact of new information relating to new and additional claims or the impact of resolving unsettled claims based on unanticipated events such as litigation or legislative, judicial and regulatory actions. Environmental losses may also increase as the result of additional funding for environmental site cleanup. Because of our annual review, we believe that our reserves are appropriately established based on available information, technology, laws and regulations.
- We continue to be encouraged that the pace of industry asbestos claim activity has slowed, perhaps reflecting various state legislative and judicial actions with respect to medical criteria and increased legal scrutiny of the legitimacy of claims.

PROPERTY-LIABILITY INVESTMENT RESULTS

Net investment income increased 1.0% or $12 million to $1.20 billion in 2011 from $1.19 billion in 2010, after decreasing 10.5% in 2010 compared to 2009. The 2011 increase was primarily due to higher yields, partially offset by lower average investment balances. The 2010 decrease was primarily due to lower yields and duration shortening actions taken to protect the portfolio from rising interest rates, partially offset by higher average investment balances.

The following table presents the average pre-tax investment yields for the years ended December 31. Pre-tax yield is calculated as investment income (including dividend income in the case of equity securities) divided by the average of the investment balances at the beginning and end of period and interim quarters. Amortized cost is used to calculate the average investment balance for fixed income securities and mortgage loans. Cost is used for equity securities.

	2011	2010	2009
Fixed income securities: tax-exempt	4.8%	4.9%	5.1%
Fixed income securities: tax-exempt equivalent	7.0	7.1	7.4
Fixed income securities: taxable	3.8	3.5	4.1
Equity securities	2.8	2.3	2.1
Mortgage loans	4.0	5.7	4.7
Cost method limited partnership interests	5.6	3.1	1.5
Total portfolio	3.9	3.8	4.2

Net realized capital gains and losses are presented in the following table.

($ in millions)	2011	2010	2009
Impairment write-downs	$ (250)	$ (295)	$ (534)
Change in intent write-downs	(49)	(62)	(89)
Net other-than-temporary impairment losses recognized in earnings	(299)	(357)	(623)
Sales	469	455	611
Valuation of derivative instruments	(54)	(331)	52
Settlements of derivative instruments	(127)	(143)	(203)
EMA limited partnership income	96	55	(5)
Realized capital gains and losses, pre-tax	85	(321)	(168)
Income tax (expense) benefit	(31)	114	(54)
Realized capital gains and losses, after-tax	$ 54	$ (207)	$ (222)

For a further discussion of net realized capital gains and losses, see the Investments section of the MD&A.

PROPERTY-LIABILITY CLAIMS AND CLAIMS EXPENSE RESERVES

Property-Liability underwriting results are significantly influenced by estimates of property-liability claims and claims expense reserves. For a description of our reserve process, see Note 8 of the consolidated financial statements and for a further description of our reserving policies and the potential variability in our reserve estimates, see the Application of Critical Accounting Estimates section of the MD&A. These reserves are an estimate of amounts necessary to settle all outstanding claims, including IBNR claims, as of the reporting date.

The facts and circumstances leading to our reestimates of reserves relate to revisions to the development factors used to predict how losses are likely to develop from the end of a reporting period until all claims have been paid. Reestimates occur because actual losses are likely different than those predicted by the estimated development factors used in prior reserve estimates. As of December 31, 2011, the impact of a reserve reestimation corresponding to a one percent increase or decrease in net reserves would be a decrease or increase of approximately $116 million in net income.

The table below shows total net reserves as of December 31 by line of business.

($ in millions)	2011	2010	2009
Allstate brand	$ 14,792	$ 14,696	$ 14,123
Encompass brand	859	921	1,027
Esurance brand	429	—	—
Total Allstate Protection	16,080	15,617	15,150
Discontinued Lines and Coverages	1,707	1,779	1,878
Total Property-Liability	$ 17,787	$ 17,396	$ 17,028

The tables below show reserves, net of reinsurance, representing the estimated cost of outstanding claims as they were recorded at the beginning of years 2011, 2010 and 2009, and the effect of reestimates in each year.

($ in millions)	January 1 reserves		
	2011	2010	2009
Allstate brand	$ 14,696	$ 14,123	$ 14,118
Encompass brand	921	1,027	1,133
Esurance brand	—	—	—
Total Allstate Protection	15,617	15,150	15,251
Discontinued Lines and Coverages	1,779	1,878	1,931
Total Property-Liability	$ 17,396	$ 17,028	$ 17,182

($ in millions, except ratios)	2011		2010		2009	
	Reserve reestimate [1]	Effect on combined ratio	Reserve reestimate [1]	Effect on combined ratio	Reserve reestimate [1]	Effect on combined ratio
Allstate brand	$ (371)	(1.4)	$ (181)	(0.7)	$ (126)	(0.5)
Encompass brand	15	—	(6)	—	(10)	—
Esurance brand	—	—	—	—	—	—
Total Allstate Protection	(356)	(1.4)	(187)	(0.7)	(136)	(0.5)
Discontinued Lines and Coverages	21	0.1	28	0.1	24	0.1
Total Property-Liability	$ (335)	(1.3)	$ (159)	(0.6)	$ (112)	(0.4)
Reserve reestimates, after-tax	$ (218)		$ (103)		$ (73)	
Net income	$ 788		$ 928		$ 854	
Reserve reestimates as a % of net income	27.7%		11.1%		8.5%	

[1] Favorable reserve reestimates are shown in parentheses.

Allstate Protection

The tables below show Allstate Protection net reserves representing the estimated cost of outstanding claims as they were recorded at the beginning of years 2011, 2010 and 2009, and the effect of reestimates in each year.

($ in millions)	January 1 reserves		
	2011	2010	2009
Auto	$ 11,034	$ 10,606	$ 10,220
Homeowners	2,442	2,399	2,824
Other personal lines	2,141	2,145	2,207
Total Allstate Protection	$ 15,617	$ 15,150	$ 15,251

($ in millions, except ratios)	2011		2010		2009	
	Reserve reestimate	Effect on combined ratio	Reserve reestimate	Effect on combined ratio	Reserve reestimate	Effect on combined ratio
Auto	$ (381)	(1.5)	$ (179)	(0.7)	$ (57)	(0.2)
Homeowners	(69)	(0.3)	(23)	(0.1)	(168)	(0.6)
Other personal lines	94	0.4	15	0.1	89	0.3
Total Allstate Protection	$ (356)	(1.4)	$ (187)	(0.7)	$ (136)	(0.5)
Underwriting (loss) income	$ (849)		$ 526		$ 1,027	
Reserve reestimates as a % of underwriting (loss) income	41.9%		35.6%		13.2%	

Auto reserve reestimates in 2011, 2010 and 2009 were primarily due to claim severity development that was better than expected. 2010 was also impacted by a litigation settlement.

Favorable homeowners reserve reestimates in 2011 were primarily due to favorable catastrophe reserve reestimates. Favorable homeowners reserve reestimates in 2010 were primarily due to favorable catastrophe reserve reestimates, partially offset by a litigation settlement. Favorable homeowners reserve reestimates in 2009 were primarily due to favorable reserve reestimates from Hurricanes Ike and Gustav and a catastrophe related subrogation recovery.

Other personal lines reserve reestimates in 2011, 2010 and 2009 were primarily the result of loss development higher than anticipated in previous estimates.

Pending, new and closed claims for Allstate Protection are summarized in the following table for the years ended December 31.

Number of claims	2011 [1]	2010	2009
Auto			
Pending, beginning of year	490,459	540,424	566,394
New	5,656,687	5,571,199	5,482,941
Total closed	(5,710,174)	(5,621,164)	(5,508,911)
Pending, end of year	436,972	490,459	540,424
Homeowners			
Pending, beginning of year	51,031	59,685	74,772
New	1,214,792	991,962	997,954
Total closed	(1,221,689)	(1,000,616)	(1,013,041)
Pending, end of year	44,134	51,031	59,685
Other personal lines			
Pending, beginning of year	33,388	36,537	41,001
New	333,209	282,137	278,978
Total closed	(334,726)	(285,286)	(283,442)
Pending, end of year	31,871	33,388	36,537
Total Allstate Protection			
Pending, beginning of year	574,878	636,646	682,167
New	7,204,688	6,845,298	6,759,873
Total closed	(7,266,589)	(6,907,066)	(6,805,394)
Pending, end of year	512,977	574,878	636,646

(1) Excludes Esurance brand number of claims since not available.

We believe the net loss reserves for Allstate Protection exposures are appropriately established based on available facts, technology, laws and regulations.

The following tables reflect the accident years to which the reestimates shown above are applicable by line of business. Favorable reserve reestimates are shown in parentheses.

2011 Prior year reserve reestimates

($ in millions)	2001 & prior	2002	2003	2004	2005	2006	2007	2008	2009	2010	Total
Allstate brand	$ 123	$ 16	$ 26	$ 8	$ 5	$ 7	$ —	$ (28)	$ (150)	$ (378)	$ (371)
Encompass brand	2	—	(1)	—	1	1	(1)	2	2	9	15
Total Allstate Protection	125	16	25	8	6	8	(1)	(26)	(148)	(369)	(356)
Discontinued Lines and Coverages	21	—	—	—	—	—	—	—	—	—	21
Total Property-Liability	$ 146	$ 16	$ 25	$ 8	$ 6	$ 8	$ (1)	$ (26)	$ (148)	$ (369)	$ (335)

2010 Prior year reserve reestimates

($ in millions)	2000 & prior	2001	2002	2003	2004	2005	2006	2007	2008	2009	Total
Allstate brand	$ 262	$ (1)	$ (7)	$ (18)	$ (15)	$ (51)	$ (106)	$ (86)	$ (45)	$ (114)	$ (181)
Encompass brand	1	—	1	1	2	6	—	(6)	(1)	(10)	(6)
Total Allstate Protection	263	(1)	(6)	(17)	(13)	(45)	(106)	(92)	(46)	(124)	(187)
Discontinued Lines and Coverages	28	—	—	—	—	—	—	—	—	—	28
Total Property-Liability	$ 291	$ (1)	$ (6)	$ (17)	$ (13)	$ (45)	$ (106)	$ (92)	$ (46)	$ (124)	$ (159)

2009 Prior year reserve reestimates

($ in millions)	1999 & prior	2000	2001	2002	2003	2004	2005	2006	2007	2008	Total
Allstate brand	$ 247	$ 46	$ 58	$ 44	$ 37	$ 85	$ 74	$ (149)	$ (151)	$ (417)	$ (126)
Encompass brand	—	3	1	3	6	5	10	8	(7)	(39)	(10)
Total Allstate Protection	247	49	59	47	43	90	84	(141)	(158)	(456)	(136)
Discontinued Lines and Coverages	24	—	—	—	—	—	—	—	—	—	24
Total Property-Liability	$ 271	$ 49	$ 59	$ 47	$ 43	$ 90	$ 84	$ (141)	$ (158)	$ (456)	$ (112)

Allstate brand prior year reserve reestimates were $371 million favorable in 2011, $181 million favorable in 2010 and $126 million favorable in 2009. In 2011, this was primarily due to severity development that was better than expected and favorable catastrophe reserve reestimates. The increased reserves in accident years 2001 & prior is due to a reclassification of injury reserves to older years and reserve strengthening. In 2010, this was primarily due to favorable catastrophe reserve reestimates and severity development that was better than expected, partially offset by litigation settlements. The increased reserves in accident years 2000 & prior is due to the litigation settlements of $100 million, a reclassification of injury reserves to older years and reserve strengthening. In 2009, this was primarily due to favorable reserve reestimates from Hurricanes Ike and Gustav and a catastrophe related subrogation recovery. The shift of reserves to older accident years is attributable to a reallocation of reserves related to employee postretirement benefits to more accident years, and a reclassification of injury and 2008 non-injury reserves to older years.

These trends are primarily responsible for revisions to loss development factors, as previously described, used to predict how losses are likely to develop from the end of a reporting period until all claims have been paid. Because these trends cause actual losses to differ from those predicted by the estimated development factors used in prior reserve estimates, reserves are revised as actuarial studies validate new trends based on the indications of updated development factor calculations.

The impact of these reestimates on the Allstate brand underwriting (loss) income is shown in the table below.

($ in millions)	2011	2010	2009
Reserve reestimates	$ (371)	$ (181)	$ (126)
Allstate brand underwriting (loss) income	(666)	569	1,022
Reserve reestimates as a % of underwriting (loss) income	55.7%	31.8%	12.3%

Encompass brand Reserve reestimates in 2011 were related to higher than anticipated claim settlement costs. 2010 and 2009 Encompass brand reserve reestimates were related to lower than anticipated claim settlement costs.

The impact of these reestimates on the Encompass brand underwriting (loss) income is shown in the table below.

($ in millions)	2011	2010	2009
Reserve reestimates	$ 15	$ (6)	$ (10)
Encompass brand underwriting (loss) income	(146)	(43)	5
Reserve reestimates as a % of underwriting (loss) income	(10.3)%	14.0%	200.0%

Discontinued Lines and Coverages We conduct an annual review in the third quarter of each year to evaluate and establish asbestos, environmental and other discontinued lines reserves. Reserves are recorded in the reporting period in which they are determined. Using established industry and actuarial best practices and assuming no change in the regulatory or economic environment, this detailed and comprehensive methodology determines reserves based on assessments of the characteristics of exposure (e.g. claim activity, potential liability, jurisdiction, products versus non-products exposure) presented by policyholders.

Reserve reestimates for the Discontinued Lines and Coverages, as shown in the table below, were increased primarily for asbestos in 2011, environmental in 2010 and other discontinued lines in 2009.

($ in millions)	2011		2010		2009	
	January 1 reserves	Reserve reestimate	January 1 reserves	Reserve reestimate	January 1 reserves	Reserve reestimate
Asbestos claims	$ 1,100	$ 26	$ 1,180	$ 5	$ 1,228	$ (8)
Environmental claims	201	—	198	18	195	13
Other discontinued lines	478	(5)	500	5	508	19
Total Discontinued Lines and Coverages	$ 1,779	$ 21	$ 1,878	$ 28	$ 1,931	$ 24
Underwriting loss		$ (25)		$ (31)		$ (32)
Reserve reestimates as a % of underwriting loss		(84.0)%		(90.3)%		(75.0)%

Reserve additions for asbestos in 2011 totaling $26 million were primarily for products related coverage due to increases for the assumed reinsurance portion of discontinued lines where we are reliant on our ceding companies to report claims. Reserve additions for asbestos in 2010 totaling $5 million were primarily for products related coverage. Asbestos reserves reestimates in 2009 were $8 million favorable.

Normal environmental claim activity resulted in essentially no change in estimated reserves for 2011. The reserve additions for environmental in 2010 and 2009 were primarily related to site-specific remediations where the clean-up cost estimates and responsibility for the clean-up were more fully determined. IBNR now represents 64% of total net environmental reserves, 2 points higher than as of December 31, 2010.

The table below summarizes reserves and claim activity for asbestos and environmental claims before (Gross) and after (Net) the effects of reinsurance for the past three years.

($ in millions, except ratios)	2011		2010		2009	
	Gross	Net	Gross	Net	Gross	Net
Asbestos claims						
Beginning reserves	$ 1,655	$ 1,100	$ 1,780	$ 1,180	$ 1,933	$ 1,228
Incurred claims and claims expense	38	26	(7)	5	(3)	(8)
Claims and claims expense paid	(86)	(48)	(118)	(85)	(150)	(40)
Ending reserves	$ 1,607	$ 1,078	$ 1,655	$ 1,100	$ 1,780	$ 1,180
Annual survival ratio	18.7	22.5	14.0	12.9	11.9	11.5
3-year survival ratio	13.6	13.6	12.6	12.2	12.4	12.9
Environmental claims						
Beginning reserves	$ 248	$ 201	$ 247	$ 198	$ 250	$ 195
Incurred claims and claims expense	(2)	—	19	18	16	13
Claims and claims expense paid	(21)	(16)	(18)	(15)	(19)	(10)
Ending reserves	$ 225	$ 185	$ 248	$ 201	$ 247	$ 198
Annual survival ratio	10.7	11.6	13.8	13.4	12.7	12.1
3-year survival ratio	11.8	11.6	8.0	8.7	7.1	7.5
Combined environmental and asbestos claims						
Annual survival ratio	17.1	19.7	14.0	13.0	12.0	11.6
3-year survival ratio	13.4	13.3	11.7	11.6	11.4	11.7
Percentage of IBNR in ending reserves		59.0%		60.1%		62.3%

The survival ratio is calculated by taking our ending reserves divided by payments made during the year. This is a commonly used but extremely simplistic and imprecise approach to measuring the adequacy of asbestos and environmental reserve levels. Many factors, such as mix of business, level of coverage provided and settlement procedures have significant impacts on the amount of environmental and asbestos claims and claims expense reserves, claim payments and the resultant ratio. As payments result in corresponding reserve reductions, survival ratios can be expected to vary over time. The 2009 net survival ratios in the table above have been adjusted to remove the claims and claims expense paid of $63 million for asbestos and $7 million for environmental attributable to commutation activity related to three reinsurers.

In 2011, the asbestos net 3-year survival ratio increased due to lower average annual payments. In 2010, the asbestos net 3-year survival ratio decreased due to lower reserve levels as the result of loss settlements. The environmental net 3-year survival ratio increased in both 2011 and 2010 due to lower average annual payments.

Our net asbestos reserves by type of exposure and total reserve additions are shown in the following table.

($ in millions)	December 31, 2011			December 31, 2010			December 31, 2009		
	Active policy-holders	Net reserves	% of reserves	Active policy-holders	Net reserves	% of reserves	Active policy-holders	Net reserves	% of reserves
Direct policyholders:									
-Primary	52	$ 17	2%	51	$ 17	1%	51	$ 19	1%
-Excess	314	263	24	319	261	24	318	256	22
Total	366	280	26	370	278	25	369	275	23
Assumed reinsurance		171	16		165	15		176	15
IBNR		627	58		657	60		729	62
Total net reserves		$ 1,078	100%		$ 1,100	100%		$ 1,180	100%
Total reserve additions		$ 26			$ 5			$ (8)	

During the last three years, 57 direct primary and excess policyholders reported new claims, and claims of 75 policyholders were closed, decreasing the number of active policyholders by 18 during the period. The 18 decrease comprised (4) from 2011, 1 from 2010 and (15) from 2009. The decrease of 4 from 2011 included 16 new policyholders reporting new claims and the closing of 20 policyholders' claims.

IBNR net reserves decreased by $30 million. As of December 31, 2011 IBNR represented 58% of total net asbestos reserves, compared to 60% as of December 31, 2010. IBNR provides for reserve development of known claims and future reporting of additional unknown claims from current and new policyholders and ceding companies.

Pending, new, total closed and closed without payment claims for asbestos and environmental exposures for the years ended December 31, are summarized in the following table.

Number of claims	2011	2010	2009
Asbestos			
Pending, beginning of year	8,421	8,252	8,780
New	507	788	814
Total closed	(856)	(619)	(1,342)
Pending, end of year	8,072	8,421	8,252
Closed without payment	664	336	469
Environmental			
Pending, beginning of year	4,297	4,114	4,603
New	351	498	389
Total closed	(472)	(315)	(878)
Pending, end of year	4,176	4,297	4,114
Closed without payment	334	181	416

Property-Liability reinsurance ceded For Allstate Protection, we utilize reinsurance to reduce exposure to catastrophe risk and manage capital, and to support the required statutory surplus and the insurance financial strength ratings of certain subsidiaries such as Castle Key Insurance Company and Allstate New Jersey Insurance Company. We purchase significant reinsurance to manage our aggregate countrywide exposure to an acceptable level. The price and terms of reinsurance and the credit quality of the reinsurer are considered in the purchase process, along with whether the price can be appropriately reflected in the costs that are considered in setting future rates charged to policyholders. We also participate in various reinsurance mechanisms, including industry pools and facilities, which are backed by the financial resources of the property-liability insurance company market participants, and have historically purchased reinsurance to mitigate long-tail liability lines, including environmental, asbestos and other discontinued lines exposures. We retain primary liability as a direct insurer for all risks ceded to reinsurers.

The impacts of reinsurance on our reserve for claims and claims expense as of December 31 are summarized in the following table, net of allowances we have established for uncollectible amounts.

($ in millions)	Reserve for property-liability insurance claims and claims expense		Reinsurance recoverables, net	
	2011	2010	2011	2010
Industry pools and facilities	$ 2,491	$ 1,990	$ 1,865	$ 1,419
Asbestos and environmental	1,832	1,903	591	628
Other including allowance for future uncollectible reinsurance recoverables	16,052	15,575	218	105
Total Property-Liability	$ 20,375	$ 19,468	$ 2,674	$ 2,152

Reinsurance recoverables include an estimate of the amount of property-liability insurance claims and claims expense reserves that may be ceded under the terms of the reinsurance agreements, including incurred but not reported unpaid losses. We calculate our ceded reinsurance estimate based on the terms of each applicable reinsurance agreement, including an estimate of how IBNR losses will ultimately be ceded under the agreement. We also consider other limitations and coverage exclusions under our reinsurance agreements. Accordingly, our estimate of reinsurance recoverables is subject to similar risks and uncertainties as our estimate of reserve for property-liability claims and claims expense. We believe the recoverables are appropriately established; however, as our underlying reserves continue to develop, the amount ultimately recoverable may vary from amounts currently recorded. We regularly evaluate the reinsurers and the respective amounts recoverable, and a provision for uncollectible reinsurance is recorded if needed. The establishment of reinsurance recoverables and the related allowance for uncollectible reinsurance is also an inherently uncertain process involving estimates. Changes in estimates could result in additional changes to the Consolidated Statements of Operations.

The allowance for uncollectible reinsurance relates to Discontinued Lines and Coverages reinsurance recoverables and was $103 million and $142 million as of December 31, 2011 and 2010, respectively. This amount represents 13.4% and 17.6% of the related reinsurance recoverable balances as of December 31, 2011 and 2010, respectively. The allowance is based upon our ongoing review of amounts outstanding, length of collection periods, changes in reinsurer credit standing, and other relevant factors. In addition, in the ordinary course of business, we may become involved in coverage disputes with certain of our reinsurers which may ultimately result in lawsuits and arbitrations brought by or against such reinsurers to determine the parties' rights and obligations under the various reinsurance agreements. We employ dedicated specialists to manage reinsurance collections and disputes. We also consider recent developments in commutation activity between reinsurers and cedants, and recent trends in arbitration and litigation outcomes in disputes between cedants and reinsurers in seeking to maximize our reinsurance recoveries.

Adverse developments in the insurance industry have led to a decline in the financial strength of some of our reinsurance carriers, causing amounts recoverable from them and future claims ceded to them to be considered a higher risk. There has also been consolidation activity in the industry, which causes reinsurance risk across the industry to be concentrated among fewer companies. In addition, over the last several years the industry has increasingly segregated asbestos, environmental, and other discontinued lines exposures into separate legal entities with dedicated capital. Regulatory bodies in certain cases have supported these actions. We are unable to determine the impact, if any, that these developments will have on the collectability of reinsurance recoverables in the future.

The largest reinsurance recoverable balances are shown in the following table as of December 31, net of the allowance we have established for uncollectible amounts.

($ in millions)	Standard & Poor's financial strength rating [1]	Reinsurance recoverable on paid and unpaid claims, net	
		2011	2010
Industry pools and facilities			
Michigan Catastrophic Claim Association ("MCCA")	N/A	$ 1,709	$ 1,243
North Carolina Reinsurance Facility	N/A	70	65
New Jersey Unsatisfied Claim and Judgment Fund	N/A	50	55
National Flood Insurance Program	N/A	33	10
Other		3	46
Total		1,865	1,419
Asbestos, Environmental and Other			
Lloyd's of London ("Lloyd's")	A+	193	183
Westport Insurance Corporation (formerly Employers Reinsurance Corporation)	AA-	98	56
New England Reinsurance Corporation	N/A	36	37
R&Q Reinsurance Company	N/A	31	34
OneBeacon Insurance Company	A-	30	1
Clearwater Insurance Company	BB+	27	30
Other, including allowance for future uncollectible reinsurance recoverables		394	392
Total		809	733
Total Property-Liability		$ 2,674	$ 2,152

[1] N/A reflects no rating available.

The effects of reinsurance ceded on our property-liability premiums earned and claims and claims expense for the years ended December 31 are summarized in the following table.

($ in millions)	2011	2010	2009
Ceded property-liability premiums earned	$ 1,098	$ 1,092	$ 1,056
Ceded property-liability claims and claims expense			
Industry pool and facilities			
FHCF	$ 8	$ 10	$ 47
National Flood Insurance Program	196	50	111
MCCA	509	142	133
Other	84	64	59
Subtotal industry pools and facilities	797	266	350
Asbestos, Environmental and Other	130	5	65
Ceded property-liability claims and claims expense	$ 927	$ 271	$ 415

For the year ended December 31, 2011, ceded property-liability premiums earned increased $6 million when compared to prior year, primarily due to higher premium rates and an increase in policies written for the National Flood Insurance Program. For the year ended December 31, 2010, ceded property-liability premiums earned increased $36 million when compared to prior year, primarily due to the adoption of accounting guidance related to the consolidation of variable interest entities, which resulted in the consolidation of two insurance company affiliates, Allstate Texas Lloyds and Allstate County Mutual Insurance Company.

Ceded property-liability claims and claims expense increased in 2011 primarily due to reserve increases in the MCCA program and an increase in claim activity on the National Flood Insurance Program due to multiple flooding events throughout the year. Ceded property-liability claims and claims expense decreased in 2010 primarily due to amounts ceded to National Flood Insurance Program.

For a detailed description of the MCCA, FHCF and Lloyd's, see Note 10 of the consolidated financial statements. As of December 31, 2011, other than the recoverable balances listed in the table above, no other amount due or estimated to be due from any single Property-Liability reinsurer was in excess of $19 million.

We enter into certain intercompany insurance and reinsurance transactions for the Property-Liability operations in order to maintain underwriting control and manage insurance risk among various legal entities. These reinsurance agreements have been approved by the appropriate regulatory authorities. All significant intercompany transactions have been eliminated in consolidation.

Catastrophe reinsurance

Our catastrophe reinsurance program is designed, utilizing our risk management methodology, to address our exposure to catastrophes nationwide. Our program provides reinsurance protection for catastrophes including storms named or numbered by the National Weather Service, fires following earthquakes, earthquakes and wildfires including California wildfires. These reinsurance agreements are part of our catastrophe management strategy, which is intended to provide our shareholders an acceptable return on the risks assumed in our property business, and to reduce variability of earnings, while providing protection to our customers.

We anticipate completing the placement of our 2012 catastrophe reinsurance program in February 2012. We expect the program will be substantially similar to our 2011 catastrophe reinsurance program. The information below provides further detail regarding our 2012 catastrophe reinsurance program.

Our 2012 reinsurance program will continue to support our goal to have no more than a 1% likelihood of exceeding annual aggregate catastrophe losses by $2 billion, net of reinsurance, from hurricanes and earthquakes, based on modeled assumptions and applications currently available. Since the 2006 inception of Allstate's catastrophe reinsurance program, our exposure to wind loss has been materially reduced and we have nearly eliminated our exposure to earthquake loss. Similar to our 2011 program, we have designed our 2012 program to respond to these exposure changes by including coverage for multiple perils, in addition to hurricanes and earthquakes, in all agreements except for the Kentucky agreement, which provides coverage for earthquakes and fires following earthquakes.

The 2012 program, as described below, is expected to provide $3.25 billion of reinsurance coverage above the retention. Similar to the expiring program, the 2012 program will include a Per Occurrence Excess Catastrophe Reinsurance agreement reinsuring our personal lines property and auto excess catastrophe losses resulting from multiple perils in every state other than New Jersey and Florida. For June 1, 2012 to May 31, 2013, it is anticipated the program will consist of two agreements: a Per Occurrence Excess Catastrophe Reinsurance agreement providing coverage in six layers with the reinstatement of limits available for the First through Fifth Layers, and a Top and Drop Excess Catastrophe Reinsurance agreement which includes Coverage A and Coverage B.

The Per Occurrence Excess Catastrophe Reinsurance agreement provides an initial $3.25 billion per occurrence limit in excess of a $500 million retention and after the Company has incurred $250 million in losses "otherwise recoverable." The $250 million in losses otherwise recoverable applies once each contract year to the First Layer only and losses from multiple qualifying occurrences can apply to this $250 million threshold in excess of $500 million per occurrence. For June 1, 2012 to May 31, 2013, the program will consist of two existing contracts which expire May 31, 2013 and May 31, 2014 and three new contracts which expire May 31, 2013, May 31, 2014, and May 31, 2015.

The Top and Drop Excess Catastrophe Reinsurance agreement provides $250 million of reinsurance limits which may be used for Coverage A, Coverage B, or a combination of both. For June 1, 2012 to May 31, 2013, Coverage A reinsures the "Top" of the program and provides 12.66% of $500 million excess of a $3.25 billion retention. For June 1, 2012 to May 31, 2013, Coverage B allows the program limit to "Drop" and provides reinsurance for 25% of $250 million in limits excess of a $750 million retention and after the Company has incurred $500 million in losses "otherwise recoverable" under the agreement. Losses from multiple qualifying occurrences, in excess of $750 million per occurrence, can apply to this $500 million threshold.

The New Jersey and Florida components of the reinsurance program are designed separately from the other components of the program to address the distinct needs of our separately capitalized legal entities in those states. The New Jersey agreement reinsures personal lines property losses resulting from multiple perils and consists of three contracts which expire on May 31, 2013, May 31, 2014 and May 31, 2015. The Florida component will be placed in May of

2012. Allstate Protection's separate reinsurance programs in Pennsylvania and Kentucky will continue to address exposures unique to those states. A description of the catastrophe reinsurance treaties that will reinsure Allstate Protection as of June 1, 2012 follows:

Nationwide excluding Florida and New Jersey

- The Per Occurrence Excess Catastrophe Reinsurance agreement reinsures personal lines property and auto excess catastrophe losses caused by multiple perils under Seven Layers of coverage as follows:

First Layer	$250 million limit in excess of a $500 million retention and after an initial $250 million in losses "otherwise recoverable" has been satisfied, 1 reinstatement
Second Layer	$250 million limit in excess of a $750 million retention, 1 reinstatement
Third Layer	$500 million limit in excess of a $1 billion retention, 1 reinstatement
Fourth Layer	$750 million limit in excess of a $1.5 billion retention, 1 reinstatement
Fifth Layer	$1 billion limit in excess of a $2.25 billion retention, 1 reinstatement
Sixth Layer	$500 million limit in excess of a $3.25 billion retention

Coverage for the First through the Fifth Layers comprises three contracts, each contract providing one third of 95% of the total limit and expiring as of May 31, 2013, May 31, 2014 and May 31, 2015. Coverage for the Sixth Layer will comprise five contracts and will be 82.34% placed. For June 1, 2012 to May 31, 2013, two existing contracts, expiring May 31, 2013 and May 31, 2014, provide 31.67% of the placed limit; and three newly placed contracts, expiring May 31, 2013, May 31, 2014, and May 31, 2015, in total provide 50.67% of the placed limit. The newly placed contracts, effective June 1, 2012, will not have a prepaid reinstatement limit thus requiring premium for the reinstatement of limits. The Sixth Layer does not have a reinstatement of limits. Reinsurance premium is subject to redetermination for exposure changes at each anniversary.

- The Top and Drop Excess Catastrophe Reinsurance agreement reinsures personal lines property and auto excess catastrophe losses caused by multiple perils under a three year term contract expiring May 31, 2014. The reinsurance limit may be used for Coverage A, Coverage B or a combination of both and is not subject to reinstatement. For June 1, 2012 to May 31, 2013, Coverage A of the Top and Drop provides 12.66% of $500 million in limits in excess of a $3.25 billion retention, which completes the 95% placement of the Sixth Layer of the Per Occurrence Excess Catastrophe Reinsurance agreement. Coverage B provides 25% of $250 million in limits in excess of a $750 million retention. In addition to this retention, the Company must incur $500 million in losses, "otherwise recoverable", under Coverage B during the contract year before Coverage B attaches. Losses from multiple qualifying occurrences can apply to this $500 million threshold. For June 1, 2013 to May 31, 2014, the contract provides 6% of Coverage A's and 12.66% of Coverage B's placement. Reinsurance premium is subject to redetermination for exposure changes.

New Jersey

- The Excess Catastrophe Reinsurance contract reinsures personal lines property excess catastrophe losses in New Jersey caused by multiple perils. One existing and a newly placed contract each provides 32% of $400 million of limits excess of a $150 million retention and include one reinstatement per contract year. In addition, a separate existing New Jersey contract will remain in place until May 31, 2013 and provides a First Layer of 32% of $300 million of limits in excess of a $184 million retention and a Second Layer of 42% of $200 million in limits excess of a $484 million retention. Each Layer includes one reinstatement per contract year. The reinsurance premium and retention are subject to redetermination for exposure changes at each anniversary.

Pennsylvania

- The Excess Catastrophe Reinsurance Contract reinsures personal lines property losses in Pennsylvania caused by multiple perils. This agreement will be effective June 1, 2012 for three years and provide 95% of $100 million of limits in excess of a $100 million retention with two limits being available for the remaining term of the contract. The reinsurance premium and retention are not subject to redetermination for exposure changes.

Kentucky

- The Earthquake Excess Catastrophe Reinsurance Contract reinsures personal lines property losses in Kentucky caused by earthquakes or fires following earthquakes. The agreement is effective June 1, 2012 for three years and provides 95% of $25 million of limits in excess of a $5 million retention. The agreement provides three limits over its three year term subject to two limits being available in any one contract year. The reinsurance premium and retention are not subject to redetermination for exposure changes.

See Note 10 for further details of the existing 2011 program.

We estimate that the total annualized cost of all catastrophe reinsurance programs for the year beginning June 1, 2012 will be approximately $577 million compared to $564 million annualized cost for the year beginning June 1, 2011. The total cost of our catastrophe reinsurance programs in 2011 was $558 million compared to $593 million in 2010. These annual costs reflect premium re-measurements recognized in the year. We continue to attempt to capture our reinsurance cost in premium rates as allowed by state regulatory authorities.

ALLSTATE FINANCIAL 2011 HIGHLIGHTS

- Net income was $586 million in 2011 compared to $58 million in 2010.
- Premiums and contract charges on underwritten products, including traditional life, interest-sensitive life and accident and health insurance, totaled $2.10 billion in 2011, an increase of 3.3% from $2.03 billion in 2010.
- Net realized capital gains totaled $388 million in 2011 compared to net realized capital losses of $517 million in 2010.
- Investments totaled $57.37 billion as of December 31, 2011, reflecting a decrease in carrying value of $4.21 billion from $61.58 billion as of December 31, 2010. Net investment income decreased 4.8% to $2.72 billion in 2011 from $2.85 billion in 2010.
- Contractholder funds totaled $42.33 billion as of December 31, 2011, reflecting a decrease of $5.86 billion from $48.19 billion as of December 31, 2010.

ALLSTATE FINANCIAL SEGMENT

Overview and strategy The Allstate Financial segment is a major provider of life insurance, retirement and investment products, and voluntary accident and health insurance. We serve our customers through Allstate exclusive agencies, workplace distribution and non-proprietary distribution channels. Allstate Financial's strategic vision is to reinvent protection and retirement for the consumer and its purpose is to create financial value and to add strategic value to the organization.

To fulfill its purpose, Allstate Financial's primary objectives are to deepen relationships with Allstate customers by adding financial services to their suite of products with Allstate, dramatically expand Allstate Benefits (our workplace distribution business) and improve profitability by decreasing earnings volatility and increasing our returns. Allstate Financial brings value to The Allstate Corporation in three principal ways: through profitable growth of Allstate Financial, improving the economics of the Protection business through increased customer loyalty and renewal rates by cross selling Allstate Financial products to existing customers, and by bringing new customers to Allstate. We continue to shift our mix of products in force by decreasing spread based products, principally fixed annuities and institutional products, and through growth of underwritten products having mortality or morbidity risk, principally life insurance and accident and health products. In addition to focusing on higher return markets, products, and distribution channels, Allstate Financial continues to emphasize capital efficiency and enterprise risk and return management strategies and actions.

Allstate Financial's strategy provides a platform to profitably grow its business. Based upon Allstate's strong financial position and brand, we have a unique opportunity to cross-sell to our customers. We will leverage trusted customer relationships through our Allstate exclusive agencies or direct marketing to serve those who are looking for assistance in meeting their protection and retirement needs by providing them with the information, products and services that they need. Life insurance applications issued through Allstate agencies increased 33% in 2011 compared to 2010. Our employer relationships through Allstate Benefits also afford opportunities to offer additional Allstate products.

Our products include interest-sensitive, traditional and variable life insurance; fixed annuities such as deferred and immediate annuities; voluntary accident and health insurance; and funding agreements backing medium-term notes, which we most recently offered in 2008. Our products are sold through multiple distribution channels including Allstate exclusive agencies and exclusive financial specialists, independent agents (including master brokerage agencies and workplace enrolling agents), specialized structured settlement brokers and directly through call centers and the internet.

Our institutional product line consists of funding agreements sold to unaffiliated trusts that use them to back medium-term notes issued to institutional and individual investors. Banking products and services were previously offered to customers through the Allstate Bank. In 2011, after receiving regulatory approval to voluntarily dissolve, Allstate Bank ceased operations. In the first half of 2012, we expect to cancel the bank's charter and deregister The Allstate Corporation as a savings and loan holding company.

Allstate Financial outlook

- We plan to continue to increase premiums and contract charges on underwritten insurance products and develop products our customers need for retirement income.
- Our growth initiatives will be primarily focused on increasing the number of customers served through our proprietary and Allstate Benefits (workplace distribution) channels.
- We will continue to focus on improving returns and reducing our concentration in spread based products resulting in net reductions in contractholder funds obligations.
- We expect increases in Allstate Financial's attributed GAAP equity as there may be limitations on the amount of dividends Allstate Financial companies can pay without prior approval by their insurance departments.
- We expect lower investment spread due to reduced contractholder funds, the continuing low interest rate environment and changes in asset allocations. The amount by which the low interest rate environment will reduce our investment spread is contingent on our ability to maintain the portfolio yield and lower interest crediting rates on spread based products, which could be limited by market conditions, regulatory minimum rates or contractual minimum rate guarantees, and may not match the timing or magnitude of changes in asset yields. We also anticipate changing our asset allocation for long-term immediate annuities by reducing fixed income securities and increasing investments in limited partnerships, equities and other alternative investments. This shift could result in lower and more volatile investment income; however, we anticipate that this strategy will lead to higher total returns and attributed equity.

Summary analysis Summarized financial data for the years ended December 31 is presented in the following table.

($ in millions)	2011	2010	2009
Revenues			
Life and annuity premiums and contract charges	$ 2,238	$ 2,168	$ 1,958
Net investment income	2,716	2,853	3,064
Realized capital gains and losses	388	(517)	(431)
Total revenues	5,342	4,504	4,591
Costs and expenses			
Life and annuity contract benefits	(1,761)	(1,815)	(1,617)
Interest credited to contractholder funds	(1,645)	(1,807)	(2,126)
Amortization of DAC	(593)	(356)	(965)
Operating costs and expenses	(455)	(469)	(430)
Restructuring and related charges	(1)	3	(25)
Total costs and expenses	(4,455)	(4,444)	(5,163)
(Loss) gain on disposition of operations	(15)	6	7
Income tax (expense) benefit	(286)	(8)	82
Net income (loss)	$ 586	$ 58	$ (483)
Investments as of December 31	$ 57,373	$ 61,582	$ 62,216
Net income			
Life insurance	$ 289		
Accident and health insurance	104		
Annuities and institutional and bank products	193		
Net income	$ 586		

Net income in 2011 was $586 million compared to $58 million in 2010. The $528 million increase was primarily due to net realized capital gains in the current year compared to net realized capital losses in the prior year, decreased interest credited to contractholder funds, higher life and annuity premiums and contract charges and lower life and annuity contract benefits, partially offset by higher amortization of DAC and lower net investment income.

Net income in 2010 was $58 million compared to a net loss of $483 million in 2009. The favorable change of $541 million was primarily due to lower amortization of DAC, decreased interest credited to contractholder funds and higher premiums and contract charges, partially offset by lower net investment income, higher life and annuity contract benefits and increased net realized capital losses.

Analysis of revenues Total revenues increased 18.6% or $838 million in 2011 compared to 2010 due to net realized capital gains in the current year compared to net realized capital losses in the prior year and higher premiums and contract charges, partially offset by lower net investment income. Total revenues decreased 1.9% or $87 million in 2010 compared to 2009 due to lower net investment income and higher net realized capital losses, partially offset by higher premiums and contract charges.

Life and annuity premiums and contract charges Premiums represent revenues generated from traditional life insurance, immediate annuities with life contingencies, and accident and health insurance products that have significant mortality or morbidity risk. Contract charges are revenues generated from interest-sensitive and variable life insurance and fixed annuities for which deposits are classified as contractholder funds or separate account liabilities. Contract charges are assessed against the contractholder account values for maintenance, administration, cost of insurance and surrender prior to contractually specified dates.

The following table summarizes life and annuity premiums and contract charges by product for the years ended December 31.

($ in millions)	2011	2010	2009
Underwritten products			
Traditional life insurance premiums	$ 441	$ 420	$ 407
Accident and health insurance premiums	643	621	460
Interest-sensitive life insurance contract charges	1,015	991	944
Subtotal	2,099	2,032	1,811
Annuities			
Immediate annuities with life contingencies premiums	106	97	102
Other fixed annuity contract charges	33	39	45
Subtotal	139	136	147
Life and annuity premiums and contract charges (1)	**$ 2,238**	**$ 2,168**	**$ 1,958**

(1) Contract charges related to the cost of insurance totaled $659 million, $637 million and $616 million in 2011, 2010 and 2009, respectively.

Total premiums and contract charges increased 3.2% in 2011 compared to 2010 primarily due to higher contract charges on interest-sensitive life insurance products primarily resulting from the aging of our policyholders, growth in Allstate Benefits's accident and health insurance business in force and increased traditional life insurance premiums. Increased traditional life insurance premiums were primarily due to lower reinsurance premiums resulting from higher retention, partially offset by lower renewal premiums.

Total premiums and contract charges increased 10.7% in 2010 compared to 2009 primarily due to higher sales of accident and health insurance through Allstate Benefits, with a significant portion of the increase resulting from sales to employees of one large company, and higher contract charges on interest-sensitive life insurance products resulting from a shift in the mix of policies in force to contracts with higher cost of insurance rates and policy administration fees. In addition, increased traditional life insurance premiums in 2010 were primarily due to lower reinsurance premiums resulting from higher retention, partially offset by lower renewal premiums and decreased sales.

Contractholder funds represent interest-bearing liabilities arising from the sale of individual and institutional products, such as interest-sensitive life insurance, fixed annuities, funding agreements and bank deposits. The balance of contractholder funds is equal to the cumulative deposits received and interest credited to the contractholder less cumulative contract maturities, benefits, surrenders, withdrawals and contract charges for mortality or administrative expenses. The following table shows the changes in contractholder funds for the years ended December 31.

($ in millions)	2011	2010	2009
Contractholder funds, beginning balance	$ 48,195	$ 52,582	$ 58,413
Deposits			
Fixed annuities	667	932	1,964
Interest-sensitive life insurance	1,288	1,512	1,438
Bank and other deposits	363	994	1,178
Total deposits	2,318	3,438	4,580
Interest credited	1,629	1,794	2,025
Maturities, benefits, withdrawals and other adjustments			
Maturities and retirements of institutional products	(867)	(1,833)	(4,773)
Benefits	(1,461)	(1,552)	(1,588)
Surrenders and partial withdrawals	(6,398)	(5,203)	(5,172)
Contract charges	(1,028)	(983)	(918)
Net transfers from separate accounts	12	11	11
Fair value hedge adjustments for institutional products	(34)	(196)	25
Other adjustments [1]	(34)	137	(21)
Total maturities, benefits, withdrawals and other adjustments	(9,810)	(9,619)	(12,436)
Contractholder funds, ending balance	$ 42,332	$ 48,195	$ 52,582

[1] The table above illustrates the changes in contractholder funds, which are presented gross of reinsurance recoverables on the Consolidated Statements of Financial Position. The table above is intended to supplement our discussion and analysis of revenues, which are presented net of reinsurance on the Consolidated Statements of Operations. As a result, the net change in contractholder funds associated with products reinsured to third parties is reflected as a component of the other adjustments line.

Contractholder funds decreased 12.2%, 8.3% and 10.0% in 2011, 2010 and 2009, respectively, reflecting our continuing actions to reduce our concentration in spread-based products and the return of funds to Allstate Bank account holders in December 2011 in connection with ceasing operations. Average contractholder funds decreased 10.2% in 2011 compared to 2010 and 9.2% in 2010 compared to 2009.

Contractholder deposits decreased 32.6% in 2011 compared to 2010 primarily due to lower deposits on Allstate Bank products and fixed annuities. In September 2011, Allstate Bank stopped opening new customer accounts.

Contractholder deposits decreased 24.9% in 2010 compared to 2009 primarily due to lower deposits on fixed annuities. Deposits on fixed annuities decreased 52.5% in 2010 compared to 2009 due to our strategic decision to discontinue distributing fixed annuities through banks and broker-dealers and our goal to reduce our concentration in spread-based products and improve returns on new business.

Maturities and retirements of institutional products decreased $966 million to $867 million in 2011 from $1.83 billion in 2010, reflecting the continuing decline in these obligations over the past four years.

Maturities and retirements of institutional products decreased 61.6% to $1.83 billion in 2010 from $4.77 billion in 2009. During 2009, we retired all of our remaining outstanding extendible institutional market obligations totaling $1.45 billion. In addition, 2009 included the redemption of $1.39 billion of institutional product liabilities in conjunction with cash tender offers.

Surrenders and partial withdrawals on deferred fixed annuities, interest-sensitive life insurance products and Allstate Bank products (including maturities of certificates of deposit) increased 23.0% to $6.40 billion in 2011 from $5.20 billion in 2010, and increased 0.6% in 2010 from $5.17 billion in 2009. In 2011, the increase was primarily due to higher surrenders and partial withdrawals on fixed annuities and the return of $1.09 billion of funds to Allstate Bank account holders, partially offset by lower surrenders and partial withdrawals on interest-sensitive life insurance products. The increase for fixed annuities resulted from an increased number of contracts reaching the 30-45 day period (typically at their 5 or 6 year anniversary) during which there is no surrender charge as well as crediting rate actions taken by management. In 2010, the increase was primarily due to higher surrenders and partial withdrawals on fixed annuities, partially offset by lower surrenders and partial withdrawals on Allstate Bank products.

The surrender and partial withdrawal rate on deferred fixed annuities, interest-sensitive life insurance products and Allstate Bank products, based on the beginning of year contractholder funds, was 15.9% in 2011 compared to 12.2% in 2010 and 11.8% in 2009. Excluding Allstate Bank products, the surrender and partial withdrawal rate on deferred fixed annuities and interest-sensitive life insurance products, based on the beginning of year contractholder funds, was 12.6% in 2011 compared to 10.1% in 2010 and 9.6% in 2009.

Net investment income decreased 4.8% or $137 million to $2.72 billion in 2011 from $2.85 billion in 2010 primarily due to lower average investment balances which were partially offset by higher yields. The higher yields are primarily attributable to yield optimization actions including the termination of interest rate swaps during the first quarter of 2011. Net investment income decreased 6.9% or $211 million to $2.85 billion in 2010 from $3.06 billion in 2009 primarily due to lower yields, reduced average investment balances and risk reduction actions.

Net realized capital gains and losses are presented in the following table for the years ended December 31.

($ in millions)	2011	2010	2009
Impairment write-downs	$ (246)	$ (501)	$ (1,021)
Change in intent write-downs	(51)	(142)	(268)
Net other-than-temporary impairment losses recognized in earnings	(297)	(643)	(1,289)
Sales	838	219	638
Valuation of derivative instruments	(237)	(94)	315
Settlements of derivative instruments	22	(31)	41
EMA limited partnership income	62	32	(136)
Realized capital gains and losses, pre-tax	388	(517)	(431)
Income tax (expense) benefit	(138)	180	14
Realized capital gains and losses, after-tax	$ 250	$ (337)	$ (417)

For further discussion of realized capital gains and losses, see the Investments section of the MD&A.

Analysis of costs and expenses Total costs and expenses increased 0.2% or $11 million in 2011 compared to 2010 primarily due to higher amortization of DAC, partially offset by lower interest credited to contractholder funds and life and annuity contract benefits. Total costs and expenses decreased 13.9% or $719 million in 2010 compared to 2009 primarily due to lower amortization of DAC and interest credited to contractholder funds, partially offset by higher life and annuity contract benefits.

Life and annuity contract benefits decreased 3.0% or $54 million in 2011 compared to 2010 primarily due to reserve reestimations recorded in second quarter 2010 that did not recur in 2011 and a $38 million reduction in accident and health insurance reserves at Allstate Benefits as of December 31, 2011 related to a contract modification, partially offset by unfavorable mortality experience on life insurance.

The reserve reestimations in the second quarter of 2010 utilized more refined policy level information and assumptions. The increase in reserves for certain secondary guarantees on universal life insurance policies resulted in a charge to contract benefits of $68 million and a related reduction in amortization of DAC of $50 million. The decrease in reserves for immediate annuities resulted in a credit to contract benefits of $26 million. The net impact was an increase to income of $8 million, pre-tax.

Life and annuity contract benefits increased 12.2% or $198 million in 2010 compared to 2009 primarily due to higher contract benefits on accident and health insurance and interest-sensitive life insurance products, partially offset by lower contract benefits on immediate annuities with life contingencies. Higher contract benefits on accident and health insurance were proportionate to growth in premiums. The increase in contract benefits on interest-sensitive life insurance was primarily due to the reestimation of reserves for certain secondary guarantees on universal life insurance policies and higher mortality experience resulting from an increase in average claim size and higher incidence of claims. Lower contract benefits on immediate annuities with life contingencies were due to the reestimation of reserves for benefits payable to certain annuitants to reflect current contractholder information.

We analyze our mortality and morbidity results using the difference between premiums and contract charges earned for the cost of insurance and life and annuity contract benefits excluding the portion related to the implied interest on immediate annuities with life contingencies ("benefit spread"). This implied interest totaled $541 million in 2011, $549 million in 2010 and $558 million in 2009.

The benefit spread by product group is disclosed in the following table for the years ended December 31.

($ in millions)	2011	2010	2009
Life insurance	$ 355	$ 282	$ 363
Accident and health insurance	329	252	196
Annuities	(55)	(25)	(33)
Total benefit spread	$ 629	$ 509	$ 526

Benefit spread increased 23.6% or $120 million in 2011 compared to 2010 primarily due to reestimations of reserves that increased contract benefits for interest-sensitive life insurance and decreased contract benefits for immediate annuities with life contingencies in 2010, a reduction in accident and health insurance reserves at Allstate Benefits as of December 31, 2011 related to a contract modification, and favorable morbidity experience on certain accident and health products and growth at Allstate Benefits.

Benefit spread decreased 3.2% or $17 million in 2010 compared to 2009. The decrease was primarily due to higher mortality experience on interest-sensitive life insurance and reestimations of reserves that increased contract benefits for interest-sensitive life insurance and decreased contract benefits for immediate annuities, partially offset by growth in accident and health insurance sold through Allstate Benefits.

Interest credited to contractholder funds decreased 9.0% or $162 million in 2011 compared to 2010 primarily due to lower average contractholder funds and lower interest crediting rates on deferred fixed annuities, interest-sensitive life insurance and immediate fixed annuities. Additionally, valuation changes on derivatives embedded in equity-indexed annuity contracts that are not hedged increased interest credited to contractholder funds by $18 million in 2011. Amortization of deferred sales inducement costs was $23 million in 2011 compared to $27 million in 2010.

Interest credited to contractholder funds decreased 15.0% or $319 million in 2010 compared to 2009 primarily due to lower average contractholder funds and management actions to reduce interest crediting rates on deferred fixed annuities and interest-sensitive life insurance. In addition, the decline in 2010 also reflects lower amortization of DSI. Amortization of DSI declined to $27 million in 2010 compared to $129 million in 2009, primarily due to a $46 million decrease in amortization relating to realized capital gains and losses and a $38 million reduction in amortization acceleration for changes in assumptions.

In order to analyze the impact of net investment income and interest credited to contractholders on net income, we monitor the difference between net investment income and the sum of interest credited to contractholder funds and the implied interest on immediate annuities with life contingencies, which is included as a component of life and annuity contract benefits on the Consolidated Statements of Operations ("investment spread").

The investment spread by product group is shown in the following table for the years ended December 31.

($ in millions)	2011	2010	2009
Annuities and institutional products	$ 170	$ 179	$ 126
Life insurance	54	35	3
Allstate Bank products	22	31	30
Accident and health insurance	19	18	16
Net investment income on investments supporting capital	265	234	205
Total investment spread	$ 530	$ 497	$ 380

Investment spread increased 6.6% or $33 million in 2011 compared to 2010 as actions to improve investment portfolio yields and lower crediting rates more than offset the effect of the continuing decline in our spread-based business in force.

Investment spread increased 30.8% or $117 million in 2010 compared to 2009 as lower net investment income was more than offset by decreased interest credited to contractholder funds, which includes lower amortization of DSI. Excluding amortization of DSI, investment spread increased 2.9% or $15 million in 2010 compared to 2009.

To further analyze investment spreads, the following table summarizes the weighted average investment yield on assets supporting product liabilities and capital, interest crediting rates and investment spreads.

	Weighted average investment yield			Weighted average interest crediting rate			Weighted average investment spreads		
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Interest-sensitive life insurance	5.4%	5.5%	5.5%	4.2%	4.4%	4.6%	1.2%	1.1%	0.9%
Deferred fixed annuities and institutional products	4.6	4.4	4.5	3.3	3.2	3.4	1.3	1.2	1.1
Immediate fixed annuities with and without life contingencies	6.3	6.4	6.3	6.2	6.4	6.5	0.1	—	(0.2)
Investments supporting capital, traditional life and other products	3.9	3.7	3.7	n/a	n/a	n/a	n/a	n/a	n/a

The following table summarizes our product liabilities as of December 31 and indicates the account value of those contracts and policies in which an investment spread is generated.

($ in millions)	2011	2010	2009
Immediate fixed annuities with life contingencies	$ 8,831	$ 8,696	$ 8,454
Other life contingent contracts and other	5,618	4,786	4,456
Reserve for life-contingent contract benefits	$ 14,449	$ 13,482	$ 12,910
Interest-sensitive life insurance	$ 10,826	$ 10,675	$ 10,276
Deferred fixed annuities	25,228	29,367	32,194
Immediate fixed annuities without life contingencies	3,821	3,799	3,869
Institutional products	1,891	2,650	4,370
Allstate Bank products	—	1,091	1,085
Market value adjustments related to fair value hedges and other	566	613	788
Contractholder funds	$ 42,332	$ 48,195	$ 52,582

The following table summarizes the weighted average guaranteed crediting rates and weighted average current crediting rates as of December 31, 2011 for certain fixed annuities and interest-sensitive life contracts where management has the ability to change the crediting rate, subject to a contractual minimum. Other products, including equity-indexed, variable and immediate annuities, equity-indexed and variable life, and institutional products totaling $11.01 billion of contractholder funds, have been excluded from the analysis because management does not have the ability to change the crediting rate or the minimum crediting rate is not considered meaningful in this context.

($ in millions)	Weighted average guaranteed crediting rates	Weighted average current crediting rates	Contractholder funds
Annuities with annual crediting rate resets	3.12%	3.14%	$ 11,537
Annuities with multi-year rate guarantees: [1]			
Resetable in next 12 months	2.16	4.16	2,432
Resetable after 12 months	1.61	3.74	6,597
Interest-sensitive life insurance	3.95	4.30	10,756

[1] These contracts include interest rate guarantee periods which are typically 5 or 6 years.

Amortization of DAC increased 66.6% or $237 million in 2011 compared to 2010 and decreased 63.1% or $609 million in 2010 compared to 2009. The components of amortization of DAC are summarized in the following table for the years ended December 31.

($ in millions)	2011	2010	2009
Amortization of DAC before amortization relating to realized capital gains and losses, valuation changes on embedded derivatives that are not hedged and changes in assumptions	$ 397	$ 326	$ 472
Amortization relating to realized capital gains and losses [(1)] and valuation changes on embedded derivatives that are not hedged	184	42	216
Amortization acceleration (deceleration) for changes in assumptions ("DAC unlocking")	12	(12)	277
Total amortization of DAC	$ 593	$ 356	$ 965

(1) The impact of realized capital gains and losses on amortization of DAC is dependent upon the relationship between the assets that give rise to the gain or loss and the product liability supported by the assets. Fluctuations result from changes in the impact of realized capital gains and losses on actual and expected gross profits.

The increase of $237 million in 2011 was primarily due to increased amortization relating to realized capital gains, lower amortization in the second quarter of 2010 resulting from decreased benefit spread on interest-sensitive life insurance due to the reestimation of reserves, and an unfavorable change in amortization acceleration/deceleration for changes in assumptions. In 2011, DAC amortization relating to realized capital gains and losses primarily resulted from realized capital gains on sales of fixed income securities.

The decrease of $609 million in 2010 was primarily due to a favorable change in amortization acceleration/ deceleration for changes in assumptions, lower amortization relating to realized capital gains and losses, a decreased amortization rate on fixed annuities and lower amortization from decreased benefit spread on interest-sensitive life insurance due to the reestimation of reserves. In 2010, DAC amortization relating to realized capital gains and losses primarily resulted from realized capital gains on derivatives and sales of fixed income securities.

During the first quarter of 2011, we completed our annual comprehensive review of the profitability of our products to determine DAC balances for our interest-sensitive life, fixed annuities and other investment contracts which covers assumptions for investment returns, including capital gains and losses, interest crediting rates to policyholders, the effect of any hedges, persistency, mortality and expenses in all product lines. The review resulted in an acceleration of DAC amortization (charge to income) of $12 million in the first quarter of 2011. Amortization acceleration of $17 million related to interest-sensitive life insurance and was primarily due to an increase in projected expenses. Amortization deceleration of $5 million related to equity-indexed annuities and was primarily due to an increase in projected investment margins.

In 2010, our annual comprehensive review resulted in a deceleration of DAC amortization (credit to income) of $12 million. Amortization deceleration of $45 million related to variable life insurance and was primarily due to appreciation in the underlying separate account valuations. Amortization acceleration of $32 million related to interest-sensitive life insurance and was primarily due to an increase in projected realized capital losses and lower projected renewal premium (which is also expected to reduce persistency), partially offset by lower expenses.

In 2009, our annual comprehensive review resulted in the acceleration of DAC amortization of $277 million. $289 million related to fixed annuities, of which $210 million was attributable to market value adjusted annuities, and $18 million related to variable life insurance. Partially offsetting these amounts was amortization deceleration for interest-sensitive life insurance of $30 million. The principal assumption impacting fixed annuity amortization acceleration was an increase in the level of expected realized capital losses in 2009 and 2010. For interest-sensitive life insurance, the amortization deceleration was due to a favorable change in our mortality assumptions, partially offset by increased expected capital losses.

The changes in DAC are detailed in the following table.

($ in millions)	Traditional life and accident and health		Interest-sensitive life insurance		Fixed annuities		Other		Total	
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Beginning balance	$ 693	$ 650	$ 2,265	$ 2,246	$ 431	$ 1,159	$ 3	$ 5	$ 3,392	$ 4,060
Acquisition costs deferred	178	156	226	275	29	52	—	—	433	483
Amortization of DAC before amortization relating to realized capital gains and losses, valuation changes on embedded derivatives that are not hedged and changes in assumptions [(1)]	(119)	(113)	(212)	(140)	(65)	(71)	(1)	(2)	(397)	(326)
(Amortization) accretion relating to realized capital gains and losses and valuation changes on embedded derivatives that are not hedged [(1)]	—	—	(24)	15	(160)	(57)	—	—	(184)	(42)
Amortization (acceleration) deceleration for changes in assumptions ("DAC unlocking") [(1)]	—	—	(17)	13	5	(1)	—	—	(12)	12
Effect of unrealized capital gains and losses [(2)]	—	—	(204)	(144)	3	(651)	—	—	(201)	(795)
Ending balance	$ 752	$ 693	$ 2,034	$ 2,265	$ 243	$ 431	$ 2	$ 3	$ 3,031	$ 3,392

(1) Included as a component of amortization of DAC on the Consolidated Statements of Operations.

(2) Represents the change in the DAC adjustment for unrealized capital gains and losses. The DAC adjustment balance was $(126) million and $75 million as of December 31, 2011 and 2010, respectively, and represents the amount by which the amortization of DAC would increase or decrease if the unrealized gains and losses in the respective product portfolios were realized.

On January 1, 2012, we will adopt new DAC accounting guidance on a retrospective basis (see Note 2 of the consolidated financial statements for further details). It is currently estimated that the restated Allstate Financial DAC balance will decline by $508 million when compared to the reported December 31, 2011 balance. We estimate that the new DAC accounting guidance will reduce net income by approximately $40 million, after-tax, in 2012.

Operating costs and expenses decreased 3.0% or $14 million in 2011 compared to 2010 and increased 9.1% or $39 million in 2010 compared to 2009. The following table summarizes operating costs and expenses for the years ended December 31.

($ in millions)	2011	2010	2009
Non-deferrable acquisition costs	$ 168	$ 168	$ 156
Other operating costs and expenses	287	301	274
Total operating costs and expenses	$ 455	$ 469	$ 430
Restructuring and related charges	$ 1	$ (3)	$ 25

Non-deferrable acquisition costs in 2011 were comparable to 2010. Other operating costs and expenses decreased 4.7% or $14 million in 2011 compared to 2010 primarily due to lower employee and professional service costs, reduced insurance department assessments for 2011 and lower net Allstate agencies distribution channel expenses reflecting increased fees from sales of third party financial products, partially offset by a charge related to the liquidation plan for Executive Life Insurance Company of New York.

Non-deferrable acquisition costs increased 7.7% or $12 million in 2010 compared to 2009 primarily due to higher non-deferrable commissions related to accident and health insurance business sold through Allstate Benefits. Other operating costs and expenses increased 9.9% or $27 million in 2010 compared to 2009 primarily due to higher product development, marketing and technology costs, increased litigation expenses, lower reinsurance expense allowances resulting from higher retention and increases in the net cost of employee benefits. In 2010, these increased costs were partially offset by our expense reduction actions, which resulted in lower employee, professional services and sales support expenses.

During 2009, restructuring and related charges of $25 million were recorded in connection with our plan to improve efficiency and narrow our focus of product offerings. In accordance with this plan, among other actions, we eliminated approximately 1,000 workforce positions relative to December 31, 2008 levels through a combination of attrition, position elimination and outsourcing. This reduction reflected approximately 30% of Allstate Financial's work force at the time the plan was initiated.

Loss on disposition of $15 million in 2011 includes $22 million related to the dissolution of Allstate Bank. In 2011, after receiving regulatory approval to voluntarily dissolve, Allstate Bank ceased operations. In the first half of 2012, we expect to cancel the bank's charter and deregister The Allstate Corporation as a savings and loan holding company.

Income tax expense was $286 million in 2011 compared to income tax expense of $8 million in 2010 and an income tax benefit of $82 million in 2009. The change in 2011 was due to the proportionate change in income on which income tax expense was determined. The income tax benefit for 2009 included expense of $142 million attributable to an increase in the valuation allowance relating to the deferred tax asset on capital losses recorded in the first quarter of 2009. This valuation allowance was released in connection with the adoption of new OTTI accounting guidance on April 1, 2009; however, the release was recorded as an increase to retained income and therefore did not reverse the amount recorded in income tax benefit.

Reinsurance ceded We enter into reinsurance agreements with unaffiliated reinsurers to limit our risk of mortality and morbidity losses. In addition, Allstate Financial has used reinsurance to effect the acquisition or disposition of certain blocks of business. We retain primary liability as a direct insurer for all risks ceded to reinsurers. As of December 31, 2011 and 2010, 42% and 45%, respectively, of our face amount of life insurance in force was reinsured. Additionally, we ceded substantially all of the risk associated with our variable annuity business and we cede 100% of the morbidity risk on substantially all of our long-term care contracts.

Our reinsurance recoverables, summarized by reinsurer as of December 31, are shown in the following table.

($ in millions)	Standard & Poor's financial strength rating [4]	Reinsurance recoverable on paid and unpaid benefits	
		2011	2010
Prudential Insurance Company of America	AA-	$ 1,681	$ 1,633
Employers Reassurance Corporation	A+	960	853
Transamerica Life Group	AA-	454	402
RGA Reinsurance Company	AA-	359	360
Swiss Re Life and Health America, Inc. [1]	AA-	212	210
Scottish Re Group [2]	N/A	134	136
Paul Revere Life Insurance Company	A-	132	140
Munich American Reassurance	AA-	127	124
Mutual of Omaha Insurance	A+	96	98
Security Life of Denver	A-	71	79
Manulife Insurance Company	AA-	64	68
Lincoln National Life Insurance	AA-	63	64
Triton Insurance Company	N/A	56	58
American Health & Life Insurance Co.	N/A	48	50
Other [3]		120	125
Total		$ 4,577	$ 4,400

[1] The Company has extensive reinsurance contracts directly with Swiss Re and its affiliates and indirectly through Swiss Re's acquisition of other companies with whom we had reinsurance or retrocession contracts.

[2] The reinsurance recoverable on paid and unpaid benefits related to the Scottish Re Group as of December 31, 2011 comprised $73 million related to Scottish Re Life Corporation and $61 million related to Scottish Re (U.S.), Inc. The reinsurance recoverable on paid and unpaid benefits related to the Scottish Re Group as of December 31, 2010 comprised $73 million related to Scottish Re Life Corporation and $63 million related to Scottish Re (U.S.), Inc.

[3] As of December 31, 2011 and 2010, the other category includes $103 million and $106 million, respectively, of recoverables due from reinsurers with an investment grade credit rating from Standard & Poor's ("S&P").

[4] N/A reflects no rating available.

Certain of our reinsurers experienced rating downgrades in 2011 by S&P, including Surety Life of Denver and Mutual of Omaha. We continuously monitor the creditworthiness of reinsurers in order to determine our risk of recoverability on an individual and aggregate basis, and a provision for uncollectible reinsurance is recorded if needed. No amounts have been deemed unrecoverable in the three-years ended December 31, 2011.

We enter into certain intercompany reinsurance transactions for the Allstate Financial operations in order to maintain underwriting control and manage insurance risk among various legal entities. These reinsurance agreements have been approved by the appropriate regulatory authorities. All significant intercompany transactions have been eliminated in consolidation.

INVESTMENTS 2011 HIGHLIGHTS

- Investments totaled $95.62 billion as of December 31, 2011, a decrease of 4.8% from $100.48 billion as of December 31, 2010.
- Unrealized net capital gains totaled $2.88 billion as of December 31, 2011, increasing from $1.39 billion as of December 31, 2010.
- As of December 31, 2011, $334 million or 40% of our $825 million below investment grade gross unrealized losses related to Subprime residential mortgage-backed securities compared to $438 million as of December 31, 2010. The fair value of these securities totaled $586 million as of December 31, 2011 compared to $796 million as of December 31, 2010.
- Net investment income was $3.97 billion in 2011, a decrease of 3.2% from $4.10 billion in 2010.
- Net realized capital gains were $503 million in 2011 compared to net realized capital losses of $827 million in 2010.

INVESTMENTS

Overview and strategy The return on our investment portfolios is an important component of our financial results. Investment portfolios are segmented between the Property-Liability, Allstate Financial and Corporate and Other operations. While taking into consideration the investment portfolio in aggregate, we manage the underlying portfolios based upon the nature of each respective business and its corresponding liability structure.

We employ a strategic asset allocation approach which considers the nature of the liabilities and risk tolerances, as well as the risk and return parameters of the various asset classes in which we invest. This asset allocation is informed by our global economic and market outlook, as well as other inputs and constraints, including diversification effects, duration, liquidity and capital considerations. Within the ranges set by the strategic asset allocation, tactical investment decisions are made in consideration of prevailing market conditions. We manage risks associated with interest rates, credit spreads, equity markets, real estate and currency exchange rates. Our continuing focus is to manage risks and to position our portfolio to take advantage of market opportunities while attempting to mitigate adverse effects.

The Property-Liability portfolio's investment strategy emphasizes protection of principal and consistent income generation, within a total return framework. This approach, which has produced competitive returns over the long term, is designed to ensure financial strength and stability for paying claims, while maximizing economic value and surplus growth.

The Allstate Financial portfolio's investment strategy focuses on the total return of assets needed to support the underlying liabilities, asset-liability management and achieving an appropriate return on capital.

The Corporate and Other portfolio's investment strategy balances the unique liquidity needs of the portfolio in relation to the overall corporate capital structure with the pursuit of returns.

Investments outlook

We anticipate the financial markets will continue to have periods of high volatility. Invested assets and income are expected to decline in line with reductions in contractholder funds for the Allstate Financial segment. We plan to focus on the following priorities:

- Optimizing return and risk in an uncertain economic climate and volatile investment markets.
- Expanding ownership of real estate and other cash-generating assets, including real assets, through direct and fund investments.
- Managing the alignment of assets with respect to Allstate Financial's changing liability profile.

Portfolio composition The composition of the investment portfolios as of December 31, 2011 is presented in the table below. Also see Notes 2 and 5 of the consolidated financial statements for investment accounting policies and additional information.

($ in millions)	Property-Liability [5]		Allstate Financial [5]		Corporate and Other [5]		Total	
		Percent to total		Percent to total		Percent to total		Percent to total
Fixed income securities [1]	$ 27,801	77.2%	$ 46,290	80.7%	$ 2,022	90.0%	$ 76,113	79.6%
Equity securities [2]	4,165	11.6	198	0.4	—	—	4,363	4.5
Mortgage loans	474	1.3	6,665	11.6	—	—	7,139	7.5
Limited partnership interests [3]	3,055	8.5	1,612	2.8	30	1.3	4,697	4.9
Short-term [4]	451	1.3	645	1.1	195	8.7	1,291	1.4
Other	52	0.1	1,963	3.4	—	—	2,015	2.1
Total	$ 35,998	100.0%	$ 57,373	100.0%	$ 2,247	100.0%	$ 95,618	100.0%

[1] Fixed income securities are carried at fair value. Amortized cost basis for these securities was $27.12 billion, $44.30 billion and $1.96 billion for Property-Liability, Allstate Financial and Corporate and Other, respectively.

[2] Equity securities are carried at fair value. Cost basis for these securities was $4.04 billion and $159 million for Property-Liability and Allstate Financial, respectively.

[3] We have commitments to invest in additional limited partnership interests totaling $1.22 billion and $797 million for Property-Liability and Allstate Financial, respectively.

[4] Short-term investments are carried at fair value. Amortized cost basis for these investments was $451 million, $645 million and $195 million for Property-Liability, Allstate Financial and Corporate and Other, respectively.

[5] Balances reflect the elimination of related party investments between segments.

Total investments decreased to $95.62 billion as of December 31, 2011, from $100.48 billion as of December 31, 2010, primarily due to net reductions in contractholder funds, partially offset by higher valuations of fixed income securities. Valuations of fixed income securities are typically driven by a combination of changes in relevant risk-free interest rates and credit spreads over the period. Risk-free interest rates are typically referenced as the yield on U.S. Treasury securities, whereas credit spread is the additional yield on fixed income securities above the risk-free rate that market participants require to compensate them for assuming credit, liquidity and/or prepayment risks. U.S. Treasury securities continue to trade in active markets, and the yield curve on U.S. Treasury securities remains an appropriate basis for determining risk-free rates. The increase in valuation of fixed income securities during 2011 was due to declining risk-free interest rates, partially offset by widening credit spreads.

The Property-Liability investment portfolio increased to $36.00 billion as of December 31, 2011, from $35.05 billion as of December 31, 2010, primarily due to the acquisition of Esurance, higher valuations of fixed income securities, positive operating cash flows and increased collateral from securities lending activities, partially offset by dividends paid by Allstate Insurance Company ("AIC") to its parent, The Allstate Corporation (the "Corporation").

The Allstate Financial investment portfolio decreased to $57.37 billion as of December 31, 2011, from $61.58 billion as of December 31, 2010, primarily due to net reductions in contractholder funds of $5.86 billion, partially offset by higher valuations of fixed income securities.

The Corporate and Other investment portfolio decreased to $2.25 billion as of December 31, 2011, from $3.85 billion as of December 31, 2010, primarily due to the acquisition of Esurance and Answer Financial, share repurchases, dividends paid to shareholders and interest paid on debt, partially offset by dividends of $838 million paid by AIC to the Corporation.

Fixed income securities by type are listed in the table below.

($ in millions)	Fair value as of December 31, 2011	Percent to total investments	Fair value as of December 31, 2010	Percent to total investments
U.S. government and agencies	$ 6,315	6.6%	$ 8,596	8.6%
Municipal	14,241	14.9	15,934	15.9
Corporate	43,581	45.6	37,655	37.5
Foreign government	2,081	2.2	3,158	3.1
Residential mortgage-backed securities ("RMBS")	4,121	4.3	7,993	7.9
Commercial mortgage-backed securities ("CMBS")	1,784	1.9	1,994	2.0
Asset-backed securities ("ABS")	3,966	4.1	4,244	4.2
Redeemable preferred stock	24	—	38	—
Total fixed income securities	$ 76,113	79.6%	$ 79,612	79.2%

As of December 31, 2011, 92.1% of the consolidated fixed income securities portfolio was rated investment grade, which is defined as a security having a rating of Aaa, Aa, A or Baa from Moody's, a rating of AAA, AA, A or BBB from S&P, Fitch, Dominion, or Realpoint, a rating of aaa, aa, a or bbb from A.M. Best, or a comparable internal rating if an externally provided rating is not available. All of our fixed income securities are rated by third party credit rating agencies, the National Association of Insurance Commissioners ("NAIC"), and/or internally rated. Our initial investment decisions and ongoing monitoring procedures for fixed income securities are based on a thorough due diligence process which includes, but is not limited to, an assessment of the credit quality, sector, structure, and liquidity risks of each issue.

The following table summarizes the fair value and unrealized net capital gains and losses for fixed income securities by credit rating as of December 31, 2011.

($ in millions)	Aaa		Aa		A	
	Fair value	Unrealized gain/(loss)	Fair value	Unrealized gain/(loss)	Fair value	Unrealized gain/(loss)
U.S. government and agencies	$ 6,315	$ 349	$ —	$ —	$ —	$ —
Municipal						
Tax exempt	901	61	4,557	227	2,134	106
Taxable	208	23	2,690	289	1,093	79
ARS	511	(37)	91	(13)	78	(14)
Corporate						
Public	1,000	61	2,816	180	11,716	793
Privately placed	1,029	48	1,524	90	4,173	274
Foreign government	821	124	478	35	486	29
RMBS						
U.S. government sponsored entities ("U.S. Agency")	1,897	80	—	—	—	—
Prime residential mortgage-backed securities ("Prime")	185	2	55	—	161	2
Alt-A residential mortgage-backed securities ("Alt-A")	—	—	40	(1)	68	—
Subprime residential mortgage-backed securities ("Subprime")	—	—	52	(18)	43	(7)
CMBS	941	33	214	(5)	166	(31)
ABS						
Collateralized debt obligations ("CDO")	117	(2)	750	(34)	340	(74)
Consumer and other asset-backed securities ("Consumer and other ABS")	1,418	34	306	2	360	2
Redeemable preferred stock	—	—	1	—	—	—
Total fixed income securities	$ 15,343	$ 776	$ 13,574	$ 752	$ 20,818	$ 1,159

	Baa		Ba or lower		Total	
	Fair value	Unrealized gain/(loss)	Fair value	Unrealized gain/(loss)	Fair value	Unrealized gain/(loss)
U.S. government and agencies	$ —	$ —	$ —	$ —	$ 6,315	$ 349
Municipal						
Tax exempt	966	9	447	(59)	9,005	344
Taxable	394	(26)	109	(22)	4,494	343
ARS	—	—	62	(16)	742	(80)
Corporate						
Public	11,468	710	2,405	19	29,405	1,763
Privately placed	6,385	202	1,065	(13)	14,176	601
Foreign government	296	27	—	—	2,081	215
RMBS						
U.S. Agency	—	—	—	—	1,897	80
Prime	36	—	475	(32)	912	(28)
Alt-A	27	—	364	(79)	499	(80)
Subprime	61	(30)	657	(328)	813	(383)
CMBS	293	(83)	170	(92)	1,784	(178)
ABS						
CDO	183	(64)	234	(79)	1,624	(253)
Consumer and other ABS	241	3	17	(2)	2,342	39
Redeemable preferred stock	23	2	—	—	24	2
Total fixed income securities	$ 20,373	$ 750	$ 6,005	$ (703)	$ 76,113	$ 2,734

Municipal bonds, including tax exempt, taxable and ARS securities, totaled $14.24 billion as of December 31, 2011 with an unrealized net capital gain of $607 million. The municipal bond portfolio includes general obligations of state and local issuers, revenue bonds and pre-refunded bonds, which are bonds for which an irrevocable trust has been established to fund the remaining payments of principal and interest.

The following table summarizes by state the fair value, amortized cost and credit rating of our municipal bonds, excluding $1.39 billion of pre-refunded bonds, as of December 31, 2011.

($ in millions) State	**State general obligation**	**Local general obligation**	**Revenue** [1]	**Fair value**	**Amortized cost**	**Average credit rating**
California	$ 76	$ 626	$ 632	$ 1,334	$ 1,316	A
Texas	24	391	574	989	922	Aa
Florida	43	163	558	764	728	A
New York	33	108	535	676	637	Aa
Ohio	99	197	249	545	530	A
Illinois	—	147	347	494	457	A
Missouri	30	131	286	447	429	A
Delaware	—	—	393	393	428	Aa
Pennsylvania	94	92	200	386	378	Aa
Michigan	33	137	211	381	365	Aa
All others	1,127	1,422	3,898	6,447	6,164	A
Total	$ 1,559	$ 3,414	$ 7,883	$ 12,856	$ 12,354	A

[1] The nature of the activities supporting revenue bonds is highly diversified and includes transportation, health care, industrial development, housing, higher education, utilities, recreation/convention centers and other activities.

Our practice for acquiring and monitoring municipal bonds is predominantly based on the underlying credit quality of the primary obligor. We currently rely on the primary obligor to pay all contractual cash flows and are not relying on bond insurers for payments. As a result of downgrades in the insurers' credit ratings, the ratings of the insured municipal bonds generally reflect the underlying ratings of the primary obligor. As of December 31, 2011, 99.3% of our insured municipal bond portfolio is rated investment grade.

ARS totaled $742 million with an unrealized net capital loss of $80 million as of December 31, 2011. Our holdings primarily have a credit rating of Aaa. As of December 31, 2011, $710 million of our ARS backed by student loans was 80% to 100% insured by the U.S. Department of Education. All of our ARS holdings are experiencing failed auctions and we receive the failed auction rate or, for those which contain maximum reset rate formulas, we receive the contractual maximum rate. We anticipate that failed auctions may persist and most of our holdings will continue to pay the failed auction rate or, for those that contain maximum rate reset formulas, the maximum rate. Auctions continue to be conducted as scheduled for each of the securities.

Corporate bonds, including publicly traded and privately placed, totaled $43.58 billion as of December 31, 2011 with an unrealized net capital gain of $2.36 billion. Privately placed securities primarily consist of corporate issued senior debt securities that are directly negotiated with the borrower or are in unregistered form.

Our portfolio of privately placed securities is broadly diversified by issuer, industry sector and country. The portfolio is made up of 525 issuers. Privately placed corporate obligations contain structural security features such as financial covenants and call protections that provide investors greater protection against credit deterioration, reinvestment risk or fluctuations in interest rates than those typically found in publicly registered debt securities. Additionally, investments in these securities are made after extensive due diligence of the issuer, typically including direct discussions with senior management and on-site visits to company facilities. Ongoing monitoring includes direct periodic dialog with senior management of the issuer and continuous monitoring of operating performance and financial position. Every issue not rated by an independent rating agency is internally rated with a formal rating affirmation at least once a year.

Foreign government securities totaled $2.08 billion as of December 31, 2011, with 100% rated investment grade and an unrealized net capital gain of $215 million. Of these securities, 18.8% are backed by the U.S. government, 35.1% are in Canadian governmental securities held in our Canadian subsidiary and the remaining 46.1% are highly diversified in other foreign governments.

RMBS, CMBS and ABS are structured securities that are primarily collateralized by residential and commercial real estate loans and other consumer or corporate borrowings. The cash flows from the underlying collateral paid to the securitization trust are generally applied in a pre-determined order and are designed so that each security issued by the trust, typically referred to as a "class", qualifies for a specific original rating. For example, the "senior" portion or "top" of the capital structure, or rating class, which would originally qualify for a rating of Aaa typically has priority in receiving principal repayments on the underlying collateral and retains this priority until the class is paid in full. In a sequential structure, underlying collateral principal repayments are directed to the most senior rated Aaa class in the structure until paid in full, after which principal repayments are directed to the next most senior Aaa class in the structure until it is paid in full. Senior Aaa classes generally share any losses from the underlying collateral on a pro-rata basis after losses are absorbed by classes with lower original ratings. The payment priority and class subordination included in these securities serves as credit enhancement for holders of the senior or top portions of the structures. These securities continue to retain the payment priority features that existed at the origination of the securitization trust. Other forms of credit enhancement may include structural features embedded in the securitization trust, such as overcollateralization, excess spread and bond insurance. The underlying collateral can have fixed interest rates, variable interest rates (such as adjustable rate mortgages) or may contain features of both fixed and variable rate mortgages.

RMBS, including U.S. Agency, Prime, Alt-A and Subprime, totaled $4.12 billion, with 63.7% rated investment grade, as of December 31, 2011. The RMBS portfolio is subject to interest rate risk, but unlike other fixed income securities, is additionally subject to significant prepayment risk from the underlying residential mortgage loans. The credit risk associated with U.S. Agency portfolio is mitigated because they were issued by or have underlying collateral guaranteed by U.S. government agencies. The unrealized net capital loss of $411 million as of December 31, 2011 was the result of wider credit spreads than at initial purchase on the non-U.S. Agency portion of our RMBS portfolio, largely due to higher risk premiums caused by macroeconomic conditions and credit market deterioration, including the impact of lower residential real estate valuations, which show signs of stabilization or recovery in certain geographic areas but remain under stress in other geographic areas. The following table shows our RMBS portfolio as of December 31, 2011 based upon vintage year of the issuance of the securities.

($ in millions)	**U.S. Agency**		**Prime**		**Alt-A**		**Subprime**		**Total RMBS**	
	Fair value	**Unrealized gain/(loss)**	**Fair value**	**Unrealized gain/(loss)**	**Fair value**	**Unrealized gain/(loss)**	**Fair value**	**Unrealized gain/(loss)**	**Fair value**	**Unrealized gain/(loss)**
2011	$ 23	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 23	$ —
2010	83	—	167	2	51	1	—	—	301	3
2009	273	8	58	—	8	—	—	—	339	8
2008	382	14	—	—	—	—	—	—	382	14
2007	110	4	202	(4)	56	(24)	198	(96)	566	(120)
2006	92	5	160	(4)	138	(29)	196	(106)	586	(134)
2005	276	12	146	(18)	107	(18)	226	(108)	755	(132)
Pre-2005	658	37	179	(4)	139	(10)	193	(73)	1,169	(50)
Total	$ 1,897	$ 80	$ 912	$ (28)	$ 499	$ (80)	$ 813	$ (383)	$ 4,121	$ (411)

Prime are collateralized by residential mortgage loans issued to prime borrowers. As of December 31, 2011, $684 million of the Prime had fixed rate underlying collateral and $228 million had variable rate underlying collateral.

Alt-A includes securities collateralized by residential mortgage loans issued to borrowers who do not qualify for prime financing terms due to high loan-to-value ratios or limited supporting documentation, but have stronger credit profiles than subprime borrowers. As of December 31, 2011, $386 million of the Alt-A had fixed rate underlying collateral and $113 million had variable rate underlying collateral.

Subprime includes securities collateralized by residential mortgage loans issued to borrowers that cannot qualify for Prime or Alt-A financing terms due in part to weak or limited credit history. It also includes securities that are collateralized by certain second lien mortgages regardless of the borrower's credit history. The Subprime portfolio consisted of $605 million and $208 million of first lien and second lien securities, respectively. As of December 31, 2011, $444 million of the Subprime had fixed rate underlying collateral and $369 million had variable rate underlying collateral.

CMBS totaled $1.78 billion, with 90.5% rated investment grade, as of December 31, 2011. The CMBS portfolio is subject to credit risk, but unlike certain other structured securities, is generally not subject to prepayment risk due to protections within the underlying commercial mortgage loans. Of the CMBS investments, 93.0% are traditional conduit transactions collateralized by commercial mortgage loans, broadly diversified across property types and geographical area. The remainder consists of non-traditional CMBS such as small balance transactions, large loan pools and single borrower transactions.

The following table shows our CMBS portfolio as of December 31, 2011 based upon vintage year of the underlying collateral.

($ in millions)	Fair value	Unrealized gain/(loss)
2011	$ 5	$ —
2010	25	2
2007	271	(22)
2006	523	(120)
2005	290	(43)
Pre-2005	670	5
Total CMBS	$ 1,784	$ (178)

The unrealized net capital loss of $178 million as of December 31, 2011 on our CMBS portfolio was the result of wider credit spreads than at initial purchase, largely due to the macroeconomic conditions and credit market deterioration, including the impact of lower commercial real estate valuations, which show signs of stabilization or recovery in certain geographic areas but remain under stress in other geographic areas. CMBS credit spreads are wider than at initial purchase in our 2005-2007 vintage year CMBS.

ABS, including CDO and Consumer and other ABS, totaled $3.97 billion, with 93.7% rated investment grade, as of December 31, 2011. Credit risk is managed by monitoring the performance of the underlying collateral. Many of the securities in the ABS portfolio have credit enhancement with features such as overcollateralization, subordinated structures, reserve funds, guarantees and/or insurance. The unrealized net capital loss of $214 million as of December 31, 2011 on our ABS portfolio was the result of wider credit spreads than at initial purchase.

CDO totaled $1.62 billion, with 85.6% rated investment grade, as of December 31, 2011. CDO consist primarily of obligations collateralized by high yield and investment grade corporate credits including $1.34 billion of cash flow collateralized loan obligations ("CLO") with unrealized losses of $136 million. Cash flow CLO are structures collateralized primarily by below investment grade senior secured corporate loans. The underlying collateral is actively managed by external managers that monitor the collateral's performance and is well diversified across industries and among issuers. The remaining $283 million of securities consisted of synthetic CDO, trust preferred CDO, project finance CDO, market value CDO, collateralized bond obligations and other CLO with unrealized losses of $117 million.

Consumer and other ABS totaled $2.34 billion, with 99.3% rated investment grade, as of December 31, 2011. Consumer and other ABS consists of $684 million of consumer auto and $1.66 billion of credit card and other ABS with unrealized gains of $1 million and $38 million, respectively.

Equity securities Equity securities primarily include common stocks, exchange traded and mutual funds, non-redeemable preferred stocks and real estate investment trust equity investments. The equity securities portfolio was $4.36 billion as of December 31, 2011 compared to $4.81 billion as of December 31, 2010. Net unrealized gains totaled $160 million as of December 31, 2011 compared to $583 million as of December 31, 2010.

Mortgage loans Our mortgage loan portfolio, which is primarily held in the Allstate Financial portfolio, totaled $7.14 billion as of December 31, 2011, compared to $6.68 billion as of December 31, 2010, and primarily comprises loans secured by first mortgages on developed commercial real estate. Key considerations used to manage our exposure include property type and geographic diversification.

We recognized $37 million of realized capital losses related to net increases in the valuation allowance on impaired mortgage loans in 2011, primarily due to the risk associated with refinancing near-term maturities, and decreases in occupancy which resulted in deteriorating debt service coverage and declines in property valuations. While property valuations show signs of stabilization or recovery in many larger, primary markets, valuations in many smaller cities remain under stress. We recognized $65 million of realized capital losses related to net increases in the valuation allowance on impaired loans in 2010.

For further detail on our mortgage loan portfolio, see Note 5 of the consolidated financial statements.

Limited partnership interests consist of investments in private equity/debt funds, real estate funds, hedge funds and tax credit funds. The limited partnership interests portfolio is well diversified across a number of characteristics including fund managers, vintage years, strategies, geography (including international), and company/property types. The following table presents information about our limited partnership interests as of December 31, 2011.

($ in millions)	Private equity/debt funds	Real estate funds	Hedge funds	Tax credit funds	Total
Cost method of accounting ("Cost")	$ 1,095	$ 372	$ 95	$ 7	$ 1,569
Equity method of accounting ("EMA")	801	727	1,047	553	3,128
Total	$ 1,896	$ 1,099	$ 1,142	$ 560	$ 4,697
Number of managers	94	45	13	9	
Number of individual funds	154	92	78	17	
Largest exposure to single fund	$ 42	$ 184	$ 79	$ 58	

Our aggregate limited partnership exposure represented 4.9% and 3.8% of total invested assets as of December 31, 2011 and 2010, respectively.

The following table shows the results from our limited partnership interests by fund type and accounting classification for the years ended December 31.

($ in millions)	2011				2010			
	Cost	EMA	Total income	Impairment write-downs [1]	Cost	EMA	Total income	Impairment write-downs [1]
Private equity/debt funds	$ 77	$ 72	$ 149	$ (3)	$ 40	$ 76	$ 116	$ (9)
Real estate funds	12	86	98	(3)	2	(34)	(32)	(35)
Hedge funds	—	12	12	—	—	47	47	(2)
Tax credit funds	(1)	(11)	(12)	—	(2)	—	(2)	—
Total	$ 88	$ 159	$ 247	$ (6)	$ 40	$ 89	$ 129	$ (46)

[1] Impairment write-downs related to Cost limited partnerships were $4 million and $45 million in 2011 and 2010, respectively. Impairment write-downs related to EMA limited partnerships were $2 million and $1 million in 2011 and 2010, respectively.

Limited partnership interests, excluding impairment write-downs, produced income of $247 million in 2011 compared to income of $129 million in 2010. Income on EMA limited partnerships is recognized on a delay due to the availability of the related financial statements. The recognition of income on hedge funds is primarily on a one-month delay and the income recognition on private equity/debt funds, real estate funds and tax credit funds are generally on a three-month delay. Income on Cost limited partnerships is recognized only upon receipt of amounts distributed by the partnerships.

Short-term investments Our short-term investment portfolio was $1.29 billion and $3.28 billion as of December 31, 2011 and 2010, respectively.

Other investments Our other investments as of December 31, 2011 primarily comprise $1.15 billion of policy loans, $339 million of bank loans and $168 million of certain derivatives. Policy loans are carried at unpaid principal balances. Bank loans are primarily senior secured corporate loans and are carried at amortized cost. For further detail on our use of derivatives, see Note 7 of the consolidated financial statements.

Unrealized net capital gains totaled $2.88 billion as of December 31, 2011 compared to unrealized net capital gains of $1.39 billion as of December 31, 2010. The improvement since December 31, 2010 for fixed income securities was due to declining risk-free interest rates, partially offset by widening credit spreads. The decline since December 31, 2010 for equity securities was primarily due to lower equity valuations. The following table presents unrealized net capital gains and losses as of December 31.

($ in millions)	2011	2010
U.S. government and agencies	$ 349	$ 276
Municipal	607	(267)
Corporate	2,364	1,395
Foreign government	215	337
RMBS	(411)	(516)
CMBS	(178)	(219)
ABS	(214)	(181)
Redeemable preferred stock	2	1
Fixed income securities [1]	2,734	826
Equity securities	160	583
EMA limited partnership interests	2	—
Derivatives	(17)	(22)
Unrealized net capital gains and losses, pre-tax	$ 2,879	$ 1,387

[1] Unrealized net capital gains and losses for fixed income securities as of December 31, 2011 and 2010 comprise $(267) million and $(293) million, respectively, related to unrealized net capital losses on fixed income securities with other-than-temporary impairment and $3.00 billion and $1.12 billion, respectively, related to other unrealized net capital gains and losses.

The unrealized net capital gains for the fixed income portfolio totaled $2.73 billion and comprised $4.40 billion of gross unrealized gains and $1.67 billion of gross unrealized losses as of December 31, 2011. This is compared to unrealized net capital gains for the fixed income portfolio totaling $826 million, comprised of $3.26 billion of gross unrealized gains and $2.43 billion of gross unrealized losses as of December 31, 2010.

Gross unrealized gains and losses as of December 31, 2011 on fixed income securities by type and sector are provided in the table below.

($ in millions)	Par value [1]	Amortized cost	Gross unrealized Gains	Gross unrealized Losses	Fair value	Amortized cost as a percent of par value [2]	Fair value as a percent of par value [2]
Corporate:							
Banking	$ 3,649	$ 3,621	$ 96	$ (185)	$ 3,532	99.2%	96.8%
Financial services	3,695	3,643	169	(54)	3,758	98.6	101.7
Capital goods	4,878	4,915	372	(32)	5,255	100.8	107.7
Utilities	7,204	7,201	711	(32)	7,880	100.0	109.4
Consumer goods (cyclical and non-cyclical)	8,250	8,361	521	(21)	8,861	101.3	107.4
Transportation	1,851	1,858	164	(15)	2,007	100.4	108.4
Communications	2,638	2,647	151	(14)	2,784	100.3	105.5
Basic industry	2,287	2,302	140	(8)	2,434	100.7	106.4
Energy	3,363	3,408	242	(4)	3,646	101.3	108.4
Technology	1,841	1,874	109	(3)	1,980	101.8	107.6
Other	1,491	1,387	68	(11)	1,444	93.0	96.8
Total corporate fixed income portfolio	41,147	41,217	2,743	(379)	43,581	100.2	105.9
U.S. government and agencies	6,310	5,966	349	—	6,315	94.5	100.1
Municipal	15,543	13,634	863	(256)	14,241	87.7	91.6
Foreign government	1,951	1,866	216	(1)	2,081	95.6	106.7
RMBS	5,292	4,532	110	(521)	4,121	85.6	77.9
CMBS	2,017	1,962	48	(226)	1,784	97.3	88.4
ABS	4,458	4,180	73	(287)	3,966	93.8	89.0
Redeemable preferred stock	22	22	2	—	24	100.0	109.1
Total fixed income securities	$ 76,740	$ 73,379	$ 4,404	$ (1,670)	$ 76,113	95.6	99.2

(1) Included in par value are zero-coupon securities that are generally purchased at a deep discount to the par value that is received at maturity. These primarily included corporate, U.S. government and agencies, municipal and foreign government zero-coupon securities with par value of $514 million, $948 million, $3.48 billion and $382 million, respectively.

(2) Excluding the impact of zero-coupon securities, the percentage of amortized cost to par value would be 100.5% for corporates, 101.4% for U.S. government and agencies, 101.2% for municipals and 103.3% for foreign governments. Similarly, excluding the impact of zero-coupon securities, the percentage of fair value to par value would be 106.2% for corporates, 104.7% for U.S. government and agencies, 106.1% for municipals and 111.3% for foreign governments.

The banking, financial services, and capital goods sectors had the highest concentration of gross unrealized losses in our corporate fixed income securities portfolio as of December 31, 2011. In general, credit spreads remain wider than at initial purchase for most of the securities with gross unrealized losses in these categories.

The unrealized net capital gain for the equity portfolio totaled $160 million and comprised $369 million of gross unrealized gains and $209 million of gross unrealized losses as of December 31, 2011. This is compared to an unrealized net capital gain for the equity portfolio totaling $583 million, comprised of $646 million of gross unrealized gains and $63 million of gross unrealized losses as of December 31, 2010.

Gross unrealized gains and losses as of December 31, 2011 on equity securities by sector are provided in the table below.

($ in millions)	Amortized cost	Gross unrealized Gains	Gross unrealized Losses	Fair value
Financial services	$ 295	$ 37	$ (39)	$ 293
Emerging market equity funds	458	—	(35)	423
Index-based funds	419	25	(24)	420
Consumer goods (cyclical and non-cyclical)	715	101	(21)	795
Emerging market fixed income funds	610	—	(18)	592
Technology	345	49	(12)	382
Basic industry	182	20	(12)	190
Banking	214	19	(11)	222
Energy	272	44	(10)	306
Capital goods	234	22	(9)	247
Real estate	145	8	(7)	146
Communications	165	22	(7)	180
Utilities	92	12	(2)	102
Transportation	57	10	(2)	65
Total equity securities	$ 4,203	$ 369	$ (209)	$ 4,363

Within the equity portfolio, the losses were primarily concentrated in financial services, emerging market equity funds and index-based funds. The unrealized losses were company and sector specific. As of December 31, 2011, we have the intent and ability to hold our equity securities with unrealized losses until recovery.

As of December 31, 2011, the total fair value of our investments in the European Union ("EU") is $4.03 billion, with net unrealized capital gains of $79 million, comprised of $224 million of gross unrealized gains and $145 million of gross unrealized losses. The following table summarizes our total direct exposure related to Greece, Ireland, Italy, Portugal and Spain (collectively "GIIPS") and the EU.

($ in millions)	Banking		Sovereign		Other corporate		Total	
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
GIIPS								
Fixed income securities	$ 23	$ (11)	$ 2	$ —	$ 496	$ (37)	$ 521	$ (48)
Equity securities	—	—	—	—	6	—	6	—
Total	23	(11)	2	—	502	(37)	527	(48)
EU non-GIIPS								
Fixed income securities	373	(49)	70	(1)	2,785	(34)	3,228	(84)
Equity securities	7	(2)	—	—	270	(11)	277	(13)
Total	380	(51)	70	(1)	3,055	(45)	3,505	(97)
Total EU	$ 403	$ (62)	$ 72	$ (1)	$ 3,557	$ (82)	$ 4,032	$ (145)

We have a comprehensive portfolio monitoring process to identify and evaluate each fixed income and equity security that may be other-than-temporarily impaired. The process includes a quarterly review of all securities to identify instances where the fair value of a security compared to its amortized cost (for fixed income securities) or cost (for equity securities) is below established thresholds. The process also includes the monitoring of other impairment indicators such as ratings, ratings downgrades and payment defaults. The securities identified, in addition to other securities for which we may have a concern, are evaluated based on facts and circumstances for inclusion on our watch-list. All investments in an unrealized loss position as of December 31, 2011 were included in our portfolio monitoring process for determining whether declines in value were other than temporary.

The extent and duration of a decline in fair value for fixed income securities have become less indicative of actual credit deterioration with respect to an issue or issuer. While we continue to use declines in fair value and the length of time a security is in an unrealized loss position as indicators of potential credit deterioration, our determination of whether a security's decline in fair value is other than temporary has placed greater emphasis on our analysis of the underlying credit and collateral and related estimates of future cash flows.

The following table summarizes the fair value and gross unrealized losses of fixed income securities by type and investment grade classification as of December 31, 2011.

($ in millions)	Investment grade		Below investment grade		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
U.S. government and agencies	$ 61	$ —	$ —	$ —	$ 61	$ —
Municipal	1,536	(155)	485	(101)	2,021	(256)
Corporate	3,625	(305)	1,087	(74)	4,712	(379)
Foreign government	86	(1)	—	—	86	(1)
RMBS	443	(63)	1,112	(458)	1,555	(521)
CMBS	707	(130)	160	(96)	867	(226)
ABS	1,795	(191)	185	(96)	1,980	(287)
Total	$ 8,253	$ (845)	$ 3,029	$ (825)	$ 11,282	$ (1,670)

We have experienced declines in the fair values of fixed income securities primarily due to wider credit spreads resulting from higher risk premiums since the time of initial purchase, largely due to macroeconomic conditions and credit market deterioration, including the impact of lower real estate valuations, which show signs of stabilization or recovery in certain geographic areas but remain under stress in other geographic areas. Consistent with their ratings, our portfolio monitoring process indicates that investment grade securities have a low risk of default. Securities rated below investment grade, comprising securities with a rating of Ba, B and Caa or lower, have a higher risk of default. As of December 31, 2011, 40% of our below investment grade gross unrealized losses related to Subprime RMBS.

Fair values for our structured securities are obtained from third-party valuation service providers and are subject to review as disclosed in our Application of Critical Accounting Estimates. In accordance with GAAP, when fair value is less than the amortized cost of a security and we have not made the decision to sell the security and it is not more likely than not we will be required to sell the security before recovery of its amortized cost basis, we evaluate if we expect to receive cash flows sufficient to recover the entire amortized cost basis of the security. We calculate the estimated recovery value by discounting our best estimate of future cash flows at the security's original or current effective rate, as appropriate, and compare this to the amortized cost of the security. If we do not expect to receive cash flows sufficient to recover the entire amortized cost basis of the security, the credit loss component of the impairment is recorded in earnings, with the remaining amount of the unrealized loss related to other factors ("non-credit-related") recognized in other comprehensive income.

The non-credit-related unrealized losses for our structured securities, including our below investment grade Subprime, are heavily influenced by risk factors other than those related to our best estimate of future cash flows. The difference between these securities' original or current effective rates and the yields implied by their fair value indicates that a higher risk premium is included in the valuation of these securities than existed at initial issue or purchase. This risk premium represents the return that a market participant requires as compensation to assume the risk associated with the uncertainties regarding the future performance of the underlying collateral. The risk premium is comprised of: default risk, which reflects the probability of default and the uncertainty related to collection of contractual principal and interest; liquidity risk, which reflects the risk associated with exiting the investment in an illiquid market, both in terms of timeliness and cost; and volatility risk, which reflects the potential valuation volatility during an investor's holding period. Other factors reflected in the risk premium include the costs associated with underwriting, monitoring and holding these types of complex securities. Certain aspects of the default risk are included in the development of our best estimate of future cash flows, as appropriate. Other aspects of the risk premium are considered to be temporary in nature and are expected to reverse over the remaining lives of the securities as future cash flows are received.

Other-than-temporary impairment assessment for below investment grade Subprime RMBS

As of December 31, 2011, the fair value of our below investment grade Subprime securities with gross unrealized losses totaled $586 million, a decrease of 26.4% compared to $796 million as of December 31, 2010, primarily due to sales. As of December 31, 2011, gross unrealized losses for our below investment grade Subprime portfolio totaled $334 million, an improvement of 23.7% compared to $438 million as of December 31, 2010, due to impairment write-downs, sales and principal collections, partially offset by the downgrade of certain securities to below investment grade and lower valuations. For our below investment grade Subprime with gross unrealized gains totaling $5 million, we have recognized cumulative write-downs in earnings totaling $123 million as of December 31, 2011.

The credit loss evaluation for Subprime securities with gross unrealized losses is performed in two phases. The first phase estimates the future cash flows of the entire securitization trust from which our security was issued. A critical part of this estimate involves forecasting default rates and loss severities of the residential mortgage loans that collateralize the securitization trust. The factors that affect the default rates and loss severities include, but are not limited to, historical collateral performance, collateral type, transaction vintage year, geographic concentrations, borrower credit quality, origination practices of the transaction sponsor, and practices of the mortgage loan servicers. Current loan-to-value ratios of underlying collateral are not consistently available and accordingly they are not a primary factor in our impairment evaluation. While our projections are developed internally and customized to our specific holdings, they are informed by and benchmarked against credit opinions obtained from third parties, such as industry analysts, nationally recognized credit rating agencies and an RMBS loss modeling advisory service. The default rate and loss severity forecasts result in an estimate of trust-level projected additional collateral loss.

We then analyze the actual cumulative collateral losses incurred to date by the securitization trust, our projected additional collateral losses expected to be incurred and the position of the class of securities we own in the securitization trust relative to the trust's other classes to determine whether any of the collateral losses will be applied to our class. If our class has remaining credit enhancement sufficient to withstand the projected additional collateral losses, no collateral losses will be realized by our class and we expect to collect all contractual principal and interest of the security we own. Remaining credit enhancement is measured in terms of (i) subordination from other classes of securities in the trust that are contractually obligated to absorb losses before the class of security we own and (ii) the expected impact of other structural features embedded in the securitization trust beneficial to our class, such as overcollateralization and excess spread.

For securities where there is insufficient remaining credit enhancement for the class of securities we own, a recovery value is calculated based on our best estimate of future cash flows specific to that security. This estimate is based on the contractual principal payments and current interest payments of the securities we own, adjusted for actual cumulative collateral losses incurred to date and the projected additional collateral losses expected to be incurred. This estimate also takes into consideration additional secondary sources of credit support, such as reliable bond insurance. For securities without secondary sources of credit support or for which the secondary sources do not fully offset the actual and projected additional collateral losses applied to them, a credit loss is recorded in earnings to the extent amortized cost exceeds recovery value.

75.3%, 20.9% and 3.8% of the fair value of our below investment grade Subprime securities with gross unrealized losses were issued with Aaa, Aa and A original ratings and capital structure classifications, respectively. As described previously, Subprime securities with higher original ratings typically have priority in receiving the principal repayments on the underlying collateral compared to those with lower original ratings. While the projected cash flow assumptions for our below investment grade Subprime securities with gross unrealized losses have deteriorated since the securities were originated, as reflected by their current credit ratings, these securities continue to retain the payment priority features that existed at the origination of the securitization trust.

The following tables show trust-level, class-level and security-specific detailed information for our below investment grade Subprime securities with gross unrealized losses that are not reliably insured, by credit rating.

($ in millions)	December 31, 2011							
	With other-than-temporary impairments recorded in earnings			Without other-than-temporary impairments recorded in earnings				
	B	Caa or lower	Total	Ba	B	Caa or lower	Total	Total
Trust-level								
Actual cumulative collateral losses incurred to date [1]	14.6%	19.1%	18.8%	3.8%	6.6%	13.2%	8.8%	n/a
Projected additional collateral losses to be incurred [2]	40.0%	42.9%	42.8%	32.6%	31.6%	40.2%	35.7%	n/a
Class-level								
Average remaining credit enhancement [3]	28.7%	19.7%	20.2%	46.8%	43.9%	46.9%	46.0%	n/a
Security-specific								
Number of positions	5	66	71	9	15	24	48	119
Par value	$ 41	$ 728	$ 769	$ 84	$ 78	$ 132	$ 294	$ 1,063
Amortized cost	$ 34	$ 469	$ 503	$ 84	$ 78	$ 132	$ 294	$ 797
Fair value	$ 26	$ 301	$ 327	$ 60	$ 45	$ 67	$ 172	$ 499
Gross unrealized losses								
Total	$ (8)	$ (168)	$ (176)	$ (24)	$ (33)	$ (65)	$ (122)	$ (298)
12-24 months	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Over 24 months [4]	$ (8)	$ (167)	$ (175)	$ (24)	$ (33)	$ (65)	$ (122)	$ (297)
Cumulative write-downs recognized	$ (7)	$ (249)	$ (256)	$ —	$ —	$ —	$ —	$ (256)
Principal payments received during the period								$ 67

	December 31, 2010							
	With other-than-temporary impairments recorded in earnings			Without other-than-temporary impairments recorded in earnings				
	B	Caa or lower	Total	Ba	B	Caa or lower	Total	Total
Trust-level								
Actual cumulative collateral losses incurred to date	12.0%	16.1%	16.0%	13.2%	12.5%	12.6%	12.7%	n/a
Projected additional collateral losses to be incurred	38.2%	43.2%	43.0%	46.5%	42.7%	40.8%	42.1%	n/a
Class-level								
Average remaining credit enhancement	26.0%	22.6%	22.8%	72.7%	63.6%	50.5%	56.7%	n/a
Security-specific								
Number of positions	5	81	86	11	10	35	56	142
Par value	$ 42	$ 952	$ 994	$ 73	$ 69	$ 265	$ 407	$ 1,401
Amortized cost	$ 33	$ 650	$ 683	$ 73	$ 69	$ 265	$ 407	$ 1,090
Fair value	$ 21	$ 425	$ 446	$ 62	$ 54	$ 158	$ 274	$ 720
Gross unrealized losses								
Total	$ (12)	$ (225)	$ (237)	$ (11)	$ (15)	$ (107)	$ (133)	$ (370)
12-24 months	$ —	$ (9)	$ (9)	$ —	$ —	$ —	$ —	$ (9)
Over 24 months [4]	$ (12)	$ (216)	$ (228)	$ (11)	$ (15)	$ (107)	$ (133)	$ (361)
Cumulative write-downs recognized	$ (9)	$ (293)	$ (302)	$ —	$ —	$ —	$ —	$ (302)
Principal payments received during the period								$ 99

[1] Weighted average actual cumulative collateral losses incurred to date as of period end are based on the actual principal losses incurred as a percentage of the remaining principal amount of the loans in the trust. The weighting calculation is based on the par value of each security. Actual losses on the securities we hold are less than the losses on the underlying collateral as presented in this table. Actual cumulative realized principal losses on the below investment grade Subprime securities we own, as reported by the trust servicers, were $16 million as of December 31, 2011.

[2] Weighted average projected additional collateral losses to be incurred as of period end are based on our projections of future losses to be incurred by the trust, taking into consideration the actual cumulative collateral losses incurred to date, as a percentage of the remaining principal amount of the loans in the trust. Our projections are developed internally and customized to our specific holdings and are informed by and benchmarked

against credit opinions obtained from third parties, such as industry analysts, nationally recognized credit rating agencies and an RMBS loss modeling advisory service. Projected additional collateral losses to be incurred are compared to average remaining credit enhancement for each security. For securities where the projected additional collateral losses exceed remaining credit enhancement, a recovery value is calculated to determine whether impairment losses should be recorded in earnings. The weighting calculation is based on the par value of each security.

(3) Weighted average remaining credit enhancement as of period end is based on structural subordination and the expected impact of other structural features existing in the securitization trust beneficial to our class and reflects our projection of future principal losses that can occur as a percentage of the remaining principal amount of the loans in the trust before the class of the security we own will incur its first dollar of principal loss. The weighting calculation is based on the par value of each security.

(4) As of December 31, 2011, $122 million of unrealized losses on securities with other-than-temporary impairments recognized in earnings and $104 million of unrealized losses on securities without other-than-temporary impairments recognized in earnings have been greater than or equal to 20% of those securities' amortized cost for a period of more than 24 consecutive months. As of December 31, 2010, $188 million of unrealized losses on securities with other-than-temporary impairments recognized in earnings and $108 million of unrealized losses on securities without other-than-temporary impairments recognized in earnings have been greater than or equal to 20% of those securities' amortized cost for a period of more than 24 consecutive months.

The above tables include information only about below investment grade Subprime securities with gross unrealized losses that are not reliably insured as of each period presented. As such, the par value and composition of securities included can vary significantly from period to period due to changes in variables such as credit ratings, principal payments, sales, purchases and realized principal losses.

As of December 31, 2011, our Subprime securities that are reliably insured include nine below investment grade Subprime securities with a total fair value of $87 million and aggregate gross unrealized losses of $36 million, all of which are rated B. These securities are insured by one bond insurer rated B that we estimate has sufficient claims paying capacity to service its obligations on these securities. The securitization trusts from which our securities were issued are currently receiving contractual payments from the bond insurer and considering the combination of expected future payments from the bond insurer and cash flows available from the underlying collateral, we expect the trust to have adequate cash flows to make all contractual payments due to the class of securities we own. As a result, our security-specific estimates of future cash flows indicate that these securities' estimated recovery values equal or exceed their amortized cost. Accordingly, no other-than-temporary impairments have been recognized on these securities. As of December 31, 2010, our Subprime securities that are reliably insured included ten below investment grade Subprime securities with a total fair value of $76 million and aggregate gross unrealized losses of $68 million.

As of December 31, 2011, our below investment grade Subprime securities with gross unrealized losses that are not reliably insured and without other-than-temporary impairments recorded in earnings had incurred actual cumulative collateral losses of 8.8%. Our impairment evaluation forecasts more severe assumptions than the trusts are actually experiencing, including a projected weighted average underlying default rate of 51.9% and a projected weighted average loss severity of 69.5%, which resulted in projected additional collateral losses of 35.7%. As the average remaining credit enhancement for these securities of 46.0% exceeds the projected additional collateral losses of 35.7%, these securities have not been impaired.

As of December 31, 2011, our below investment grade Subprime securities with gross unrealized losses that are not reliably insured and with other-than-temporary impairments recorded in earnings had incurred actual cumulative collateral losses of 18.8%. Our impairment evaluation forecasts more severe assumptions than the trusts are actually experiencing, including a projected weighted average underlying default rate of 56.8% and a projected weighted average loss severity of 76.5%, which resulted in projected additional collateral losses of 42.8%. As the average remaining credit enhancement for these securities of 20.2% is insufficient to withstand the projected additional collateral losses, we have recognized cumulative write-downs in earnings on the securities as reflected in the table above using our calculated recovery value at the time of impairment. The current average recovery value of these securities as a percentage of par was 67.1% and exceeded these securities' current average amortized cost as a percentage of par of 65.4%, which demonstrates our conclusion that the nature of the remaining unrealized loss on these securities is temporary and will reverse over time. The comparison indicates that recovery value exceeds amortized cost based on a comprehensive evaluation of financial, economic and capital markets assumptions developed for this reporting period.

We believe the unrealized losses on our Subprime securities, including those over 24 months, result from the current risk premium on these securities, which should continue to reverse over the securities' remaining lives, as demonstrated by improved valuations since 2009, primarily in 2010. We expect to receive our estimated share of contractual principal and interest collections used to determine the securities' recovery value. As of December 31, 2011, we do not have the intent to sell and it is not more likely than not we will be required to sell these securities before the recovery of their amortized cost basis. We believe that our valuation and impairment processes are comprehensive, employ the most current views about collateral and securitization trust financial positions, and demonstrate our recorded impairments and that the remaining unrealized losses on these positions are temporary.

Net investment income The following table presents net investment income for the years ended December 31.

($ in millions)	2011	2010	2009
Fixed income securities	$ 3,484	$ 3,737	$ 3,998
Equity securities	122	90	80
Mortgage loans	359	385	498
Limited partnership interests	88	40	17
Short-term investments	6	8	27
Other	95	19	(10)
Investment income, before expense	4,154	4,279	4,610
Investment expense	(183)	(177)	(166)
Net investment income	$ 3,971	$ 4,102	$ 4,444

Net investment income decreased 3.2% or $131 million in 2011 compared to 2010, after decreasing 7.7% or $342 million in 2010 compared to 2009. The 2011 decline was primarily due to lower average investment balances due to decreased Allstate Financial contractholder funds, partially offset by higher yields. The higher yields are primarily attributable to yield optimization actions including the termination of interest rate swaps during the first quarter of 2011, higher distributions from cost method limited partnerships and dividend income from equity securities. The 2010 decrease was primarily due to lower interest rates, risk reduction actions related to municipal bonds and commercial real estate, duration shortening actions taken to protect the portfolio from rising interest rates and lower average investment balances.

Realized capital gains and losses The following table presents the components of realized capital gains and losses and the related tax effect for the years ended December 31.

($ in millions)	2011	2010	2009
Impairment write-downs	$ (496)	$ (797)	$ (1,562)
Change in intent write-downs	(100)	(204)	(357)
Net other-than-temporary impairment losses recognized in earnings	(596)	(1,001)	(1,919)
Sales	1,336	686	1,272
Valuation of derivative instruments	(291)	(427)	367
Settlements of derivative instruments	(105)	(174)	(162)
EMA limited partnership income	159	89	(141)
Realized capital gains and losses, pre-tax	503	(827)	(583)
Income tax (expense) benefit	(179)	290	(45)
Realized capital gains and losses, after-tax	$ 324	$ (537)	$ (628)

Impairment write-downs for the years ended December 31 are presented in the following table.

($ in millions)	2011	2010	2009
Fixed income securities	$ (302)	$ (626)	$ (886)
Equity securities	(131)	(57)	(237)
Mortgage loans	(37)	(65)	(97)
Limited partnership interests	(6)	(46)	(308)
Other investments	(20)	(3)	(34)
Impairment write-downs	$ (496)	$ (797)	$ (1,562)

Impairment write-downs in 2011 were primarily driven by RMBS, which experienced deterioration in expected cash flows; investments with commercial real estate exposure, including CMBS, mortgage loans and municipal bonds, which were impacted by lower real estate valuations or experienced deterioration in expected cash flows; and corporate fixed income securities impacted by issuer specific circumstances. Impairment write-downs on below investment grade RMBS and CMBS in 2011 were $169 million and $55 million, respectively. Equity securities were also written down due to the length of time and extent to which fair value was below cost, considering our assessment of the financial condition and near-term and long-term prospects of the issuer, including relevant industry conditions and trends.

Impairment write-downs in 2010 were primarily driven by RMBS, which experienced deterioration in expected cash flows; investments with commercial real estate exposure, including CMBS, mortgage loans, limited partnership interests and certain housing related municipal bonds, which were impacted by lower real estate valuations or experienced deterioration in expected cash flows; and privately placed corporate bonds and municipal bonds impacted by issuer specific circumstances. Impairment write-downs on below investment grade RMBS, CMBS and ABS in 2010 were $332 million, $118 million and $29 million, respectively.

Change in intent write-downs for the years ended December 31 are presented in the following table.

($ in millions)	2011	2010	2009
Fixed income securities	$ (92)	$ (198)	$ (318)
Equity securities	(8)	—	(27)
Mortgage loans	—	(6)	(6)
Other investments	—	—	(6)
Change in intent write-downs	$ (100)	$ (204)	$ (357)

The change in intent write-downs in 2011 were primarily a result of ongoing comprehensive reviews of our portfolios resulting in write-downs of individually identified investments, primarily lower yielding, floating rate RMBS and municipal bonds, and equity securities. The change in intent write-downs in 2010 were primarily a result of ongoing comprehensive reviews of our portfolios resulting in write-downs of individually identified investments, primarily municipal bonds and RMBS.

Sales generated $1.34 billion of net realized gains in 2011 primarily due to $1.11 billion of net gains on sales of corporate, foreign government, U.S. government, ABS, U.S. Agency and municipal fixed income securities and $202 million of net gains on sales of equity securities. During the second half of 2011, interest rates were at historical lows and we capitalized on valuation gains on fixed income securities through $8.49 billion in sales generating $750 million of realized capital gains. Net realized gains from sales of $686 million in 2010 were primarily due to $595 million of net gains on sales of corporate, U.S. government, foreign government and municipal fixed income securities and $210 million of net gains on sales of equity securities, partially offset by $139 million of net losses on sales of CMBS and ABS.

Valuation and settlements of derivative instruments net realized capital losses totaling $396 million in 2011 included $291 million of losses on the valuation of derivative instruments and $105 million of losses on the settlement of derivative instruments. The net realized capital losses on derivative instruments in 2011 primarily included losses on interest rate risk management due to decreases in interest rates. In 2010, net realized capital losses on the valuation and settlement of derivative instruments totaled $601 million. As a component of our approach to managing interest rate risk, realized gains and losses on certain derivative instruments are most appropriately considered in conjunction with the unrealized gains and losses on the fixed income portfolio. This approach mitigates the impacts of general interest rate changes to our overall financial condition.

MARKET RISK

Market risk is the risk that we will incur losses due to adverse changes in interest rates, credit spreads, equity prices or currency exchange rates. Adverse changes to these rates and prices may occur due to changes in fiscal policy, the economic climate, the liquidity of a market or market segment, insolvency or financial distress of key market makers or participants or changes in market perceptions of credit worthiness and/or risk tolerance. Our primary market risk exposures are to changes in interest rates, credit spreads and equity prices.

The active management of market risk is integral to our results of operations. We may use the following approaches to manage exposure to market risk within defined tolerance ranges: 1) rebalancing existing asset or liability portfolios, 2) changing the character of investments purchased in the future and 3) using derivative instruments to modify the market risk characteristics of existing assets and liabilities or assets expected to be purchased. For a more detailed discussion of our use of derivative financial instruments, see Note 7 of the consolidated financial statements.

Overview In formulating and implementing guidelines for investing funds, we seek to earn returns that enhance our ability to offer competitive rates and prices to customers while contributing to attractive and stable profits and long-term capital growth. Accordingly, our investment decisions and objectives are a function of the underlying risks and product profiles of each business.

Investment policies define the overall framework for managing market and other investment risks, including accountability and controls over risk management activities. Subsidiaries that conduct investment activities follow policies that have been approved by their respective boards of directors. These investment policies specify the investment limits and strategies that are appropriate given the liquidity, surplus, product profile and regulatory requirements of the subsidiary. Executive oversight of investment activities is conducted primarily through subsidiaries' boards of directors and investment committees. For Allstate Financial, its asset-liability management ("ALM") policies further define the overall framework for managing market and investment risks. ALM focuses on strategies to enhance yields, mitigate market risks and optimize capital to improve profitability and returns for Allstate Financial. Allstate Financial ALM activities follow asset-liability policies that have been approved by their respective boards of directors. These ALM policies specify limits, ranges and/or targets for investments that best meet Allstate Financial's business objectives in light of its product liabilities.

We manage our exposure to market risk through the use of asset allocation, duration, simulation, and as appropriate, through the use of stress tests. We have asset allocation limits that place restrictions on the total funds that may be invested within an asset class. Comprehensive day-to-day management of market risk within defined tolerance ranges occurs as portfolio managers buy and sell within their respective markets based upon the acceptable boundaries established by investment policies. For Allstate Financial, this day-to-day management is integrated with and informed by the activities of the ALM organization. This integration is intended to result in a prudent, methodical and effective adjudication of market risk and return, conditioned by the unique demands and dynamics of Allstate Financial's product liabilities and supported by the continuous application of advanced risk technology and analytics.

Although we apply a similar overall philosophy to market risk, the underlying business frameworks and the accounting and regulatory environments differ considerably between the Property-Liability and Allstate Financial businesses affecting investment decisions and risk parameters.

Interest rate risk is the risk that we will incur a loss due to adverse changes in interest rates relative to the interest rate characteristics of our interest bearing assets and liabilities. This risk arises from many of our primary activities, as we invest substantial funds in interest-sensitive assets and issue interest-sensitive liabilities. Interest rate risk includes risks related to changes in U.S. Treasury yields and other key risk-free reference yields.

We manage the interest rate risk in our assets relative to the interest rate risk in our liabilities. One of the measures used to quantify this exposure is duration. Duration measures the price sensitivity of the assets and liabilities to changes in interest rates. For example, if interest rates increase 100 basis points, the fair value of an asset with a duration of 5 is expected to decrease in value by 5%. To calculate the duration gap between assets and liabilities, we project asset and liability cash flows and calculate their net present value using a risk-free market interest rate adjusted for credit quality, sector attributes, liquidity and other specific risks. Duration is calculated by revaluing these cash flows at alternative interest rates and determining the percentage change in aggregate fair value. The cash flows used in this calculation include the expected maturity and repricing characteristics of our derivative financial instruments, all other financial instruments, and certain other items including unearned premiums, property-liability insurance claims and claims expense reserves, annuity liabilities and other interest-sensitive liabilities. The projections include assumptions (based upon historical market experience and our experience) that reflect the effect of changing interest rates on the prepayment, lapse, leverage and/or option features of instruments, where applicable. The preceding assumptions relate primarily to mortgage-backed securities, municipal housing bonds, callable municipal and corporate obligations, and fixed rate single and flexible premium deferred annuities. Additionally, the calculations include assumptions regarding the renewal of property-liability policies.

As of December 31, 2011, the difference between our asset and liability duration was a (0.62) gap, compared to a (0.65) gap as of December 31, 2010. A negative duration gap indicates that the fair value of our liabilities is more sensitive to interest rate movements than the fair value of our assets. The Property-Liability segment generally maintains a positive duration gap between its assets and liabilities due to the relatively short duration of auto and homeowners claims, which are its primary liabilities. The Allstate Financial segment may have a positive or negative duration gap, as the duration of its assets and liabilities vary with its product mix and investing activity. As of December 31, 2011, Property-Liability had a positive duration gap while Allstate Financial had a negative duration gap.

In the management of investments supporting the Property-Liability business, we adhere to an objective of emphasizing safety of principal and consistency of income within a total return framework. This approach is designed to ensure our financial strength and stability for paying claims, while maximizing economic value and surplus growth.

For the Allstate Financial business, we seek to invest premiums, contract charges and deposits to generate future cash flows that will fund future claims, benefits and expenses, and that will earn stable spreads across a wide variety of interest rate and economic scenarios. To achieve this objective and limit interest rate risk for Allstate Financial, we adhere to a philosophy of managing the duration of assets and related liabilities within predetermined tolerance levels.

This philosophy is executed using duration targets for fixed income investments in addition to interest rate swaps, futures, forwards, caps, floors and swaptions to reduce the interest rate risk resulting from mismatches between existing assets and liabilities, and financial futures and other derivative instruments to hedge the interest rate risk of anticipated purchases and sales of investments and product sales to customers.

Based upon the information and assumptions used in the duration calculation, and interest rates in effect as of December 31, 2011, we estimate that a 100 basis point immediate, parallel increase in interest rates ("rate shock") would decrease the net fair value of the assets and liabilities by $127 million, compared to a decrease of $36 million as of December 31, 2010, reflecting year to year changes in duration. Reflected in the duration calculation are the effects of a program that uses swaps, eurodollar futures, options on Treasury futures and interest rate swaptions to manage interest rate risk. In calculating the impact of a 100 basis point increase on the value of the derivatives, we have assumed interest rate volatility remains constant. Based on the swaps, eurodollar futures, options on Treasury futures and interest rate swaptions in place as of December 31, 2011, we would recognize realized capital losses totaling $14 million in the event of a 100 basis point immediate, parallel interest rate increase and $15 million in realized capital gains in the event of a 100 basis point immediate, parallel interest rate decrease on these derivatives. The selection of a 100 basis point immediate, parallel change in interest rates should not be construed as our prediction of future market events, but only as an illustration of the potential effect of such an event. There are $10.49 billion of assets supporting life insurance products such as traditional and interest-sensitive life that are not financial instruments. These assets and the associated liabilities have not been included in the above estimate. The $10.49 billion of assets excluded from the calculation has increased from $9.60 billion as of December 31, 2010, due to an increase in interest-sensitive life contractholder funds and improved fixed income valuations as a result of declining risk-free interest rates and tightening of credit spreads in certain sectors. Based on assumptions described above, in the event of a 100 basis point immediate increase in interest rates, the assets supporting life insurance products would decrease in value by $660 million, compared to a decrease of $549 million as of December 31, 2010.

To the extent that conditions differ from the assumptions we used in these calculations, duration and rate shock measures could be significantly impacted. Additionally, our calculations assume that the current relationship between short-term and long-term interest rates (the term structure of interest rates) will remain constant over time. As a result, these calculations may not fully capture the effect of non-parallel changes in the term structure of interest rates and/or large changes in interest rates.

We pledge and receive collateral on certain types of derivative contracts. For over-the-counter ("OTC") derivative transactions, master netting agreements are used. These agreements allow us to net payments due for transactions covered by the agreements and, when applicable, we are required to post collateral. As of December 31, 2011, we held $64 million of cash and securities pledged by counterparties as collateral for OTC instruments, and we pledged $82 million of cash and securities as collateral to counterparties. We performed a sensitivity analysis on OTC derivative collateral by assuming a hypothetical 100 basis point decline in interest rates. The analysis indicated that we would have to post an estimated $2 million in additional collateral. The selection of these hypothetical scenarios should not be construed as our prediction of future events, but only as an illustration of the estimated potential effect of such events. We also actively manage our counterparty credit risk exposure by monitoring the level of collateral posted by our counterparties with respect to our receivable positions.

Credit spread risk is the risk that we will incur a loss due to adverse changes in credit spreads ("spreads"). This risk arises from many of our primary activities, as we invest substantial funds in spread-sensitive fixed income assets.

We manage the spread risk in our assets. One of the measures used to quantify this exposure is spread duration. Spread duration measures the price sensitivity of the assets to changes in spreads. For example, if spreads increase 100 basis points, the fair value of an asset exhibiting a spread duration of 5 is expected to decrease in value by 5%.

Spread duration is calculated similarly to interest rate duration. As of December 31, 2011, the spread duration of Property-Liability assets was 4.77, compared to 4.45 as of December 31, 2010, and the spread duration of Allstate Financial assets was 5.58, compared to 4.97 as of December 31, 2010. Based upon the information and assumptions we use in this spread duration calculation, and spreads in effect as of December 31, 2011, we estimate that a 100 basis point immediate, parallel increase in spreads across all asset classes, industry sectors and credit ratings ("spread shock") would decrease the net fair value of the assets by $4.10 billion, compared to $3.61 billion as of December 31, 2010. Reflected in the duration calculation are the effects of our risk mitigation actions that use CDS to manage spread risk. The selection of a 100 basis point immediate parallel change in spreads should not be construed as our prediction of future market events, but only as an illustration of the potential effect of such an event.

Equity price risk is the risk that we will incur losses due to adverse changes in the general levels of the equity markets. As of December 31, 2011, we held $4.26 billion in common stocks and exchange traded and mutual funds and $4.82 billion in other securities with equity risk (including primarily limited partnership interests, non-redeemable preferred securities and equity-linked notes), compared to $4.67 billion and $4.88 billion, respectively, as of December 31, 2010. 95.7% and 63.3% of these totals, respectively, represented assets of the Property-Liability operations as of December 31, 2011, compared to 95.5% and 63.1%, respectively, as of December 31, 2010.

As of December 31, 2011, our portfolio of common stocks and other securities with equity risk had a cash market portfolio beta of 0.72, compared to a beta of 0.74 as of December 31, 2010. Beta represents a widely used methodology to describe, quantitatively, an investment's market risk characteristics relative to an index such as the S&P 500. Based on the beta analysis, we estimate that if the S&P 500 increases or decreases by 10%, the fair value of our equity investments will increase or decrease by 7.2%, respectively. Based upon the information and assumptions we used to calculate beta as of December 31, 2011, we estimate that an immediate decrease in the S&P 500 of 10% would decrease the net fair value of our equity investments identified above by $652 million, compared to $695 million as of December 31, 2010, and an immediate increase in the S&P 500 of 10% would increase the net fair value by $654 million compared to $708 million as of December 31, 2010. In calculating the impact of a 10% S&P index perturbation on the value of the puts, we have assumed index volatility remains constant. The selection of a 10% immediate decrease or increase in the S&P 500 should not be construed as our prediction of future market events, but only as an illustration of the potential effect of such an event.

The beta of our common stocks and other securities with equity risk was determined by calculating the change in the fair value of the portfolio resulting from stressing the equity market up and down 10%. The illustrations noted above may not reflect our actual experience if the future composition of the portfolio (hence its beta) and correlation relationships differ from the historical relationships.

As of December 31, 2011 and 2010, we had separate accounts assets related to variable annuity and variable life contracts with account values totaling $6.98 billion and $8.68 billion, respectively. Equity risk exists for contract charges based on separate account balances and guarantees for death and/or income benefits provided by our variable products. In 2006, we disposed of substantially all of the variable annuity business through reinsurance agreements with The Prudential Insurance Company of America, a subsidiary of Prudential Financial Inc. and therefore mitigated this aspect of our risk. Equity risk for our variable life business relates to contract charges and policyholder benefits. Total variable life contract charges for 2011 and 2010 were $76 million and $80 million, respectively. Separate account liabilities related to variable life contracts were $716 million and $775 million in December 31, 2011 and 2010, respectively.

As of December 31, 2011 and 2010 we had $3.86 billion and $4.70 billion, respectively, in equity-indexed annuity liabilities that provide customers with interest crediting rates based on the performance of the S&P 500. We hedge the majority of the risk associated with these liabilities using equity-indexed options and futures, interest rate swaps, and eurodollar futures, maintaining risk within specified value-at-risk limits.

Foreign currency exchange rate risk is the risk that we will incur economic losses due to adverse changes in foreign currency exchange rates. This risk primarily arises from our foreign equity investments, including real estate funds and private equity funds, and our Canadian and Northern Ireland operations. We also have certain fixed income securities that are denominated in foreign currencies; however, derivatives are used to hedge the foreign currency risk of approximately 38% of the fixed income securities.

As of December 31, 2011, we had $1.24 billion in foreign currency denominated equity investments, $786 million net investment in our foreign subsidiaries, and $363 million in unhedged non-dollar pay fixed income securities. These amounts were $1.70 billion, $773 million, and $91 million, respectively, as of December 31, 2010. 90.0% of the foreign currency exposure is in the Property-Liability business.

Based upon the information and assumptions used as of December 31, 2011, we estimate that a 10% immediate unfavorable change in each of the foreign currency exchange rates to which we are exposed would decrease the value of our foreign currency denominated instruments by $225 million, compared with an estimated $257 million decrease as of December 31, 2010. The selection of a 10% immediate decrease in all currency exchange rates should not be construed as our prediction of future market events, but only as an illustration of the potential effect of such an event. Our currency exposure is diversified across 33 currencies as of December 31, 2011, compared to 32 currencies as of December 31, 2010. Our largest individual foreign currency exposures as of December 31, 2011 were to the Canadian dollar (39.6%) and the Japanese Yen (10.4%). The largest individual foreign currency exposures as of December 31,

2010 were to the Canadian dollar (37.0%) and the British Pound (13.3%). Our primary regional exposure is to Canada, with 39.6% as of December 31, 2011, compared to Canada, with 37.0% as of December 31, 2010.

The modeling technique we use to report our currency exposure does not take into account correlation among foreign currency exchange rates. Even though we believe it is very unlikely that all of the foreign currency exchange rates that we are exposed to would simultaneously decrease by 10%, we nonetheless stress test our portfolio under this and other hypothetical extreme adverse market scenarios. Our actual experience may differ from these results because of assumptions we have used or because significant liquidity and market events could occur that we did not foresee.

PENSION PLANS

We have defined benefit pension plans, which cover most full-time and certain part-time employees and employee-agents. See Note 17 of the consolidated financial statements for a complete discussion of these plans and their effect on the consolidated financial statements. The pension and other postretirement plans may be amended or terminated at any time. Any revisions could result in significant changes to our obligations and our obligation to fund the plans.

We report unrecognized pension and other postretirement benefit cost in the Consolidated Statements of Financial Position as a component of accumulated other comprehensive income in shareholders' equity. It represents differences between the fair value of plan assets and the projected benefit obligation for pension plans and the accumulated postretirement benefit obligation for other postretirement plans that have not yet been recognized as a component of net periodic cost. The measurement of the unrecognized pension and other postretirement benefit cost can vary based upon the fluctuations in the fair value of the plan assets and the actuarial assumptions used for the plans as discussed below. The unrecognized pension and other postretirement benefit cost as of December 31, 2011 was $1.43 billion, an increase of $239 million from $1.19 billion as of December 31, 2010. The increase was the result of a lower discount rate used to value the pension and postretirement benefit obligations along with asset returns that were less than expected.

The market-related value component of expected returns recognizes plan losses and gains on equity securities over a five-year period, which we believe is consistent with the long-term nature of pension obligations. As a result, the effect of changes in fair value of equity securities on our net periodic pension cost may be experienced in periods subsequent to those in which the fluctuations actually occur.

Net periodic pension cost in 2012 is estimated to be $270 million based on current assumptions, including settlement charges. This represents a decrease compared to $304 million in 2011 due to an increase in the market-related value of assets and a decrease in anticipated settlement charges. Net periodic pension cost decreased in 2011 compared to $345 million in 2010 primarily due to an increase in the market-related value of assets. Net periodic pension cost increased in 2010 due to the effect of equity losses during the 2008 fiscal year and the decrease in discount rates experienced at the end of 2009. In 2011 and 2010, net pension cost included non-cash settlement charges primarily resulting from lump sum distributions made to agents. Settlement charges also occurred during 2011, 2010 and 2009 related to the Supplemental Retirement Income Plan as a result of lump sum payments made from the plan. Settlement charges are likely to continue for some period in the future as we settle our remaining agent pension obligations by making lump sum distributions to agents.

Amounts recorded for pension cost and accumulated other comprehensive income are significantly affected by fluctuations in the returns on plan assets and the amortization of unrecognized actuarial gains and losses. Plan assets sustained net losses in prior periods primarily due to declines in equity and credit markets. These asset losses, combined with all other unrecognized actuarial gains and losses, resulted in amortization of net actuarial loss (and additional net periodic pension cost) of $153 million in 2011 and $160 million in 2010. We anticipate that the unrealized loss for our pension plans will exceed 10% of the greater of the projected benefit obligations or the market-related value of assets in 2012 and into the foreseeable future, resulting in additional amortization and net periodic pension cost.

Amounts recorded for net periodic pension cost and accumulated other comprehensive income are also significantly affected by changes in the assumptions used to determine the weighted average discount rate and the expected long-term rate of return on plan assets. The weighted average discount rate is based on rates at which expected pension benefits attributable to past employee service could effectively be settled on a present value basis at the measurement date. We develop the assumed weighted average discount rate by utilizing the weighted average yield of a theoretical dedicated portfolio derived from non-callable bonds and bonds with a make-whole provision available in the Barclays corporate bond universe having ratings of at least "AA" by S&P or at least "Aa" by Moody's on the measurement date with cash flows that match expected plan benefit requirements. Significant changes in discount rates, such as those caused by changes in the credit spreads, yield curve, the mix of bonds available in the market, the duration of selected bonds and expected benefit payments, may result in volatility in pension cost and accumulated other comprehensive income.

Holding other assumptions constant, a hypothetical decrease of 100 basis points in the weighted average discount rate would result in an increase of $52 million in net periodic pension cost and a $427 million increase in the unrecognized pension and other postretirement benefit cost liability of our pension plans recorded as accumulated other comprehensive income as of December 31, 2011, compared to an increase of $43 million in net periodic pension cost and a $392 million increase in the unrecognized pension and other postretirement benefit cost liability as of December 31, 2010. A hypothetical increase of 100 basis points in the weighted average discount rate would decrease net periodic pension cost by $46 million and would decrease the unrecognized pension and other postretirement benefit cost liability of our pension plans recorded as accumulated other comprehensive income by $360 million as of December 31, 2011, compared to a decrease in net periodic pension cost of $38 million and a $331 million decrease in the unrecognized pension and other postretirement benefit cost liability of our pension plans recorded as accumulated other comprehensive income as of December 31, 2010. This non-symmetrical range results from the non-linear relationship between discount rates and pension obligations, and changes in the amortization of unrealized net actuarial gains and losses.

The expected long-term rate of return on plan assets reflects the average rate of earnings expected on plan assets. While this rate reflects long-term assumptions and is consistent with long-term historical returns, sustained changes in the market or changes in the mix of plan assets may lead to revisions in the assumed long-term rate of return on plan assets that may result in variability of pension cost. Differences between the actual return on plan assets and the expected long-term rate of return on plan assets are a component of unrecognized gains or losses, which may be amortized as a component of net actuarial gains and losses and recorded in accumulated other comprehensive income. As a result, the effect of changes in fair value on our pension cost may be experienced in results of operations in periods subsequent to those in which the fluctuations actually occur.

Holding other assumptions constant, a hypothetical decrease of 100 basis points in the expected long-term rate of return on plan assets would result in an increase of $47 million in pension cost as of December 31, 2011, compared to $44 million as of December 31, 2010. A hypothetical increase of 100 basis points in the expected long-term rate of return on plan assets would result in a decrease in net periodic pension cost of $47 million as of December 31, 2011, compared to $44 million as of December 31, 2010.

We target funding levels that do not restrict the payment of plan benefits in our domestic plans and were within our targeted range as of December 31, 2011. In 2011, we contributed $264 million to our pension plans. We expect to contribute $417 million for the 2012 fiscal year to maintain the plans' funded status. This estimate could change significantly following either a dramatic improvement or decline in investment markets.

Other post employment benefits

In 2010, the Patient Protection and Affordable Care Act was signed into law. One aspect of this legislation is the introduction of an excise tax, effective in 2018, on "high cost" plans. The liabilities as of December 31, 2011 for the postretirement medical plans include an estimate of this additional liability, which amounts to $3 million.

GOODWILL

Goodwill represents the excess of amounts paid for acquiring businesses over the fair value of the net assets acquired. The goodwill balances were $824 million and $418 million as of December 31, 2011 and $456 million and $418 million as of December 31, 2010 for the Allstate Protection segment and the Allstate Financial segment, respectively. The increase in 2011 relates to the acquisition of Esurance and Answer Financial. Our reporting units are equivalent to our reporting segments, Allstate Protection and Allstate Financial. Goodwill is allocated to reporting units based on which unit is expected to benefit from the synergies of the business combination.

Goodwill is not amortized but is tested for impairment at least annually. We perform our annual goodwill impairment testing during the fourth quarter of each year based upon data as of the close of the third quarter. We also review goodwill for impairment whenever events or changes in circumstances, such as deteriorating or adverse market conditions, indicate that it is more likely than not that the carrying amount of goodwill may exceed its implied fair value.

Impairment testing requires the use of estimates and judgments. For purposes of goodwill impairment testing, if the carrying value of a reporting unit exceeds its estimated fair value, the second step of the goodwill test is required. In such instances, the implied fair value of the goodwill is determined in the same manner as the amount of goodwill that would be determined in a business acquisition. The excess of the carrying value of goodwill over the implied fair value of goodwill would be recognized as an impairment and recorded as a charge against net income.

To estimate the fair value of our reporting units for our annual impairment test as of September 30, 2011, we utilized a combination of widely accepted valuation techniques including a stock price and market capitalization analysis, discounted cash flow calculations and peer company price to earnings multiples analysis. The analyses were weighted based on management's judgment of their relevance given current facts and circumstances.

The stock price and market capitalization analysis takes into consideration the quoted market price of our outstanding common stock and includes a control premium, derived from historical insurance industry acquisition activity, in determining the estimated fair value of the consolidated entity before allocating that fair value to individual reporting units. The discounted cash flow analysis utilizes long term assumptions for revenue growth, capital growth, earnings projections including those used in our strategic plan, and an appropriate discount rate. The peer company price to earnings multiples analysis takes into consideration the price earnings multiples of peer companies for each reporting unit and estimated income from our strategic plan. We apply significant judgment when determining the fair value of our reporting units and when assessing the relationship of market capitalization to the estimated fair value of our reporting units. The valuation analyses described above are subject to critical judgments and assumptions and may be potentially sensitive to variability. Estimates of fair value are inherently uncertain and represent management's reasonable expectation regarding future developments. These estimates and the judgments and assumptions utilized may differ from future actual results. Declines in the estimated fair value of our reporting units could result in goodwill impairments in future periods which may be material to our results of operations but not our financial position.

Goodwill impairment evaluations indicated no impairment as of December 31, 2011 and no reporting unit was at risk of having its carrying value including goodwill exceed its fair value.

DEFERRED TAXES

As of December 31, 2011, we had a net deferred tax asset of $520 million. Included in the deferred tax asset was $99 million, net of valuation allowance, for net operating loss carryforwards obtained in the acquisition of Esurance and Answer Financial. The total deferred tax valuation allowance was $67 million as of December 31, 2011 compared to $6 million as of December 31, 2010. The valuation allowance increased primarily due to the acquisition of Answer Financial. The valuation allowance relates to the portion of Answer Financial's net operating loss carryforwards that, due to limitations contained in the Internal Revenue Code, are expected to expire prior to their utilization.

We evaluate whether a valuation allowance for our deferred tax assets is required each reporting period. A valuation allowance is established if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income tax asset will not be realized. In determining whether a valuation allowance is needed, all available evidence is considered. This includes the potential for capital and ordinary loss carryback, future reversals of existing taxable temporary differences, tax planning strategies that we may employ to avoid a tax benefit from expiring unused and future taxable income exclusive of reversing temporary differences.

With respect to our evaluation of the need for a valuation allowance related to the deferred tax asset on capital losses that have been realized but have not yet been recognized for tax purposes, we utilize prudent and feasible tax planning strategies that optimize the ability to carry back capital losses as well as the ability to offset future capital losses with unrealized capital gains that could be recognized for tax purposes. We have remaining capital loss carryback capacity of $266 million, $37 million and $329 million from 2009, 2010 and 2011, respectively.

With respect to our evaluation of the need for a valuation allowance related to the deferred tax asset on unrealized capital losses on fixed income and equity securities, our tax planning strategies first consider the availability of unrealized capital gains to offset future capital losses and then we rely on our assertion that we have the intent and ability to hold certain securities with unrealized losses to recovery. As a result, the unrealized losses on these securities would not be expected to materialize and no valuation allowance on the associated deferred tax asset is needed.

CAPITAL RESOURCES AND LIQUIDITY 2011 HIGHLIGHTS

- Shareholders' equity as of December 31, 2011 was $18.67 billion, a decrease of 1.8% from $19.02 billion as of December 31, 2010.
- On January 3, 2011, April 1, 2011, July 1, 2011 and October 3, 2011, we paid a quarterly shareholder dividend of $0.20, $0.21, $0.21 and $0.21, respectively. On November 8, 2011, we declared a quarterly shareholder dividend of $0.21 payable on January 3, 2012. On February 21, 2012, we declared a quarterly shareholder dividend of $0.22 payable on April 2, 2012.
- In September 2011, we completed our $1.00 billion share repurchase program that commenced in November 2010.
- In November 2011, we commenced a $1.00 billion share repurchase program that is expected to be completed by March 31, 2013. As of December 31, 2011, this program had $894 million remaining.

CAPITAL RESOURCES AND LIQUIDITY

Capital resources consist of shareholders' equity and debt, representing funds deployed or available to be deployed to support business operations or for general corporate purposes. The following table summarizes our capital resources as of December 31.

($ in millions)	2011	2010	2009
Common stock, retained income and other shareholders' equity items	$ 18,681	$ 19,200	$ 18,798
Accumulated other comprehensive loss	(7)	(184)	(2,106)
Total shareholders' equity	18,674	19,016	16,692
Debt	5,908	5,908	5,910
Total capital resources	$ 24,582	$ 24,924	$ 22,602
Ratio of debt to shareholders' equity	31.6%	31.1%	35.4%
Ratio of debt to capital resources	24.0%	23.7%	26.1%

Shareholders' equity decreased in 2011, primarily due to share repurchases and dividends paid to shareholders, partially offset by net income and increased unrealized net capital gains on investments. Shareholders' equity increased in 2010, primarily due to unrealized net capital gains on investments and net income, partially offset by dividends paid to shareholders and share repurchases.

Debt The debt balance did not change during 2011 and decreased $2 million in 2010. On January 11, 2012, we issued $500 million of 5.20% Senior Notes due 2042, utilizing the registration statement filed with the Securities and Exchange Commission on May 8, 2009. The proceeds of this issuance will be used for general corporate purposes, including the repayment of $350 million of 6.125% Senior Notes maturing on February 15, 2012. The next debt maturity is on June 15, 2013 when $250 million of 7.50% Debentures are due. For further information on outstanding debt, see Note 12 of the consolidated financial statements. As of December 31, 2011 and 2010, there were no outstanding commercial paper borrowings.

Share repurchases In September 2011, we completed our $1.00 billion share repurchase program that we commenced in November 2010. In November 2011, we commenced a $1.00 billion share repurchase program that is expected to be completed by March 31, 2013. As of December 31, 2011, this program had $894 million remaining.

Since 1995, we have acquired 496 million shares of our common stock at a cost of $20.20 billion, primarily as part of various stock repurchase programs. We have reissued 99 million shares since 1995, primarily associated with our equity incentive plans, the 1999 acquisition of American Heritage Life Investment Corporation and the 2001 redemption of certain mandatorily redeemable preferred securities. Since 1995, total shares outstanding has decreased by 395 million shares or 44.1%, primarily due to our repurchase programs.

On November 8, 2011, we announced that we may issue debt or preferred stock to fund the existing $1.00 billion share repurchase program.

Financial ratings and strength The following table summarizes our debt, commercial paper and insurance financial strength ratings as of December 31, 2011.

	Moody's	Standard & Poor's	A.M. Best
The Allstate Corporation (senior long-term debt)	A3	A-	a-
The Allstate Corporation (commercial paper)	P-2	A-2	AMB-1
Allstate Insurance Company (insurance financial strength)	Aa3	AA-	A+
Allstate Life Insurance Company (insurance financial strength)	A1	A+	A+

Our ratings are influenced by many factors including our operating and financial performance, asset quality, liquidity, asset/liability management, overall portfolio mix, financial leverage (i.e., debt), exposure to risks such as catastrophes and the current level of operating leverage.

On November 8, 2011, Moody's affirmed The Allstate Corporation's debt and commercial paper ratings of A3 and P-2, respectively, AIC's financial strength rating of Aa3 and Allstate Life Insurance Company's ("ALIC's") financial strength rating of A1. The outlook for all Moody's ratings was revised to negative from stable. On November 2, 2011, S&P affirmed The Allstate Corporation's debt and commercial paper ratings of A- and A-2, respectively, AIC's financial strength rating of AA- and ALIC's financial strength rating of A+. The outlook for all S&P ratings was revised to negative from stable. On January 26, 2012, A.M. Best affirmed The Allstate Corporation's debt and commercial paper ratings of a- and AMB-1, respectively, and our insurance entities financial strength ratings of A+ for AIC and ALIC. The outlook for AIC is stable and ALIC was revised to stable from negative. A.M. Best also gives our legal entities that are fully reinsured the financial strength rating of the assuming company.

We have distinct and separately capitalized groups of subsidiaries licensed to sell property and casualty insurance in New Jersey and Florida that maintain separate group ratings. The ratings of these groups are influenced by the risks that relate specifically to each group. Many mortgage companies require property owners to have insurance from an insurance carrier with a secure financial strength rating from an accredited rating agency. Allstate New Jersey Insurance Company, which writes auto and homeowners insurance, is rated A- by A.M. Best. The outlook for this rating is stable. Allstate New Jersey Insurance Company also has a Financial Stability Rating® of A" from Demotech, which was affirmed on November 16, 2011. Castle Key Insurance Company, which underwrites personal lines property insurance in Florida, is rated B- by A.M. Best. The outlook for the rating is negative. Castle Key Insurance Company also has a Financial Stability Rating® of A' from Demotech, which was affirmed on November 16, 2011.

ALIC, AIC and The Allstate Corporation are party to the Amended and Restated Intercompany Liquidity Agreement ("Liquidity Agreement") which allows for short-term advances of funds to be made between parties for liquidity and other general corporate purposes. The Liquidity Agreement does not establish a commitment to advance funds on the part of any party. ALIC and AIC each serve as a lender and borrower and the Corporation serves only as a lender. AIC also has a capital support agreement with ALIC. Under the capital support agreement, AIC is committed to provide capital to ALIC to maintain an adequate capital level. The maximum amount of potential funding under each of these agreements is $1.00 billion.

In addition to the Liquidity Agreement, the Corporation also has an intercompany loan agreement with certain of its subsidiaries, which include, but are not limited to, AIC and ALIC. The amount of intercompany loans available to the Corporation's subsidiaries is at the discretion of the Corporation. The maximum amount of loans the Corporation will have outstanding to all its eligible subsidiaries at any given point in time is limited to $1.00 billion. The Corporation may use commercial paper borrowings, bank lines of credit and securities lending to fund intercompany borrowings.

Allstate's domestic property-liability and life insurance subsidiaries prepare their statutory-basis financial statements in conformity with accounting practices prescribed or permitted by the insurance department of the applicable state of domicile. Statutory surplus is a measure that is often used as a basis for determining dividend paying capacity, operating leverage and premium growth capacity, and it is also reviewed by rating agencies in determining their ratings. As of December 31, 2011, AIC's statutory surplus is approximately $15.13 billion compared to $15.38 billion as of December 31, 2010. These amounts include ALIC's statutory surplus of approximately $3.46 billion as of December 31, 2011, compared to $3.34 billion as of December 31, 2010.

The ratio of net premiums written to statutory surplus is a common measure of operating leverage used in the property-casualty insurance industry and serves as an indicator of a company's premium growth capacity. Ratios in excess of 3 to 1 are typically considered outside the usual range by insurance regulators and rating agencies, and for homeowners and related coverages that have significant net exposure to natural catastrophes a ratio of 1 to 1 is considered appropriate. AIC's premium to surplus ratio was 1.6x as of December 31, 2011 and 2010.

State laws specify regulatory actions if an insurer's risk-based capital ("RBC"), a measure of an insurer's solvency, falls below certain levels. The NAIC has a standard formula for annually assessing RBC. The formula for calculating RBC for property-liability companies takes into account asset and credit risks but places more emphasis on underwriting factors for reserving and pricing. The formula for calculating RBC for life insurance companies takes into account factors relating to insurance, business, asset and interest rate risks. As of December 31, 2011, the RBC for each of our domestic insurance companies was within the range that we target.

The NAIC has also developed a set of financial relationships or tests known as the Insurance Regulatory Information System to assist state regulators in monitoring the financial condition of insurance companies and identifying companies that require special attention or actions by insurance regulatory authorities. The NAIC analyzes financial data provided by insurance companies using prescribed ratios, each with defined "usual ranges". Generally, regulators will begin to monitor an insurance company if its ratios fall outside the usual ranges for four or more of the ratios. If an insurance company has insufficient capital, regulators may act to reduce the amount of insurance it can issue. The ratios of our domestic insurance companies are within these ranges.

Liquidity sources and uses Our potential sources of funds principally include activities shown in the following table.

	Property-Liability	Allstate Financial	Corporate and Other
Receipt of insurance premiums	X	X	
Contractholder fund deposits		X	
Reinsurance recoveries	X	X	
Receipts of principal, interest and dividends on investments	X	X	X
Sales of investments	X	X	X
Funds from securities lending, commercial paper and line of credit agreements	X	X	X
Intercompany loans	X	X	X
Capital contributions from parent	X	X	
Dividends from subsidiaries	X		X
Tax refunds/settlements	X	X	X
Funds from periodic issuance of additional securities			X
Funds from the settlement of our benefit plans			X

Our potential uses of funds principally include activities shown in the following table.

	Property-Liability	Allstate Financial	Corporate and Other
Payment of claims and related expenses	X		
Payment of contract benefits, maturities, surrenders and withdrawals		X	
Reinsurance cessions and payments	X	X	
Operating costs and expenses	X	X	X
Purchase of investments	X	X	X
Repayment of securities lending, commercial paper and line of credit agreements	X	X	X
Payment or repayment of intercompany loans	X	X	X
Capital contributions to subsidiaries	X		X
Dividends to shareholders/parent company	X	X	X
Tax payments/settlements	X	X	
Share repurchases			X
Debt service expenses and repayment	X	X	X
Settlement payments of employee and agent benefit plans	X	X	X

We actively manage our financial position and liquidity levels in light of changing market, economic, and business conditions. Liquidity is managed at both the entity and enterprise level across the Company, and is assessed on both base and stressed level liquidity needs. We believe we have sufficient liquidity to meet these needs. Additionally, we have existing intercompany agreements in place that facilitate liquidity management across the Company to enhance flexibility.

Parent company capital capacity At the parent holding company level, we have deployable invested assets totaling $2.24 billion as of December 31, 2011. These assets include investments that are generally saleable within one quarter totaling $1.72 billion. The substantial earnings capacity of the operating subsidiaries is the primary source of capital generation for the Corporation. In 2012, AIC will have the capacity to pay dividends currently estimated at $1.51 billion without prior regulatory approval. In addition, we have access to $1.00 billion of funds from either commercial paper issuance or an unsecured revolving credit facility. This provides funds for the parent company's relatively low fixed charges and other corporate purposes.

In 2011, dividends totaling $838 million were paid by AIC to its parent, the Corporation. In 2010, dividends totaling $1.30 billion were paid by AIC to the Corporation. There were no dividends paid by AIC to the Corporation in 2009. There were no capital contributions paid by the Corporation to AIC in 2011, 2010 or 2009.

In 2011, 2010 and 2009, return of capital by American Heritage Life Investment Corporation to the Corporation totaled $27 million, $24 million and $13 million, respectively.

In 2011, return of capital by Kennett Capital Holdings, LLC to the Corporation totaled $5 million.

There were no capital contributions by AIC to ALIC in 2011 or 2010. In 2009, capital contributions of $697 million were paid by AIC to ALIC.

The Corporation has access to additional borrowing to support liquidity as follows:

- A commercial paper facility with a borrowing limit of $1.00 billion to cover short-term cash needs. As of December 31, 2011, there were no balances outstanding and therefore the remaining borrowing capacity was $1.00 billion; however, the outstanding balance can fluctuate daily.
- Our primary credit facility is available for short-term liquidity requirements and backs our commercial paper facility. Our $1.00 billion unsecured revolving credit facility has an initial term of five years expiring in May 2012. The facility is fully subscribed among 11 lenders with the largest commitment being $185 million. We have the option to extend the expiration by one year upon approval of existing or replacement lenders providing more than two-thirds of the commitments to lend. The commitments of the lenders are several and no lender is responsible for any other lender's commitment if such lender fails to make a loan under the facility. This facility contains an increase provision that would allow up to an additional $500 million of borrowing provided the increased portion could be fully syndicated at a later date among existing or new lenders. This facility has a financial covenant requiring that we not exceed a 37.5% debt to capital resources ratio as defined in the agreement. This ratio as of December 31, 2011 was 20.0%. Although the right to borrow under the facility is not subject to a minimum rating requirement, the costs of maintaining the facility and borrowing under it are based on the ratings of our senior, unsecured, nonguaranteed long-term debt. There were no borrowings under the credit facility during 2011. The total amount outstanding at any point in time under the combination of the commercial paper program and the credit facility cannot exceed the amount that can be borrowed under the credit facility.
- A universal shelf registration statement was filed with the Securities and Exchange Commission on May 8, 2009. We can use this shelf registration to issue an unspecified amount of debt securities, common stock (including 399 million shares of treasury stock as of December 31, 2011), preferred stock, depositary shares, warrants, stock purchase contracts, stock purchase units and securities of trust subsidiaries. The specific terms of any securities we issue under this registration statement will be provided in the applicable prospectus supplements.

Liquidity exposure Contractholder funds as of December 31, 2011 were $42.33 billion. The following table summarizes contractholder funds by their contractual withdrawal provisions as of December 31, 2011.

($ in millions)		**Percent to total**
Not subject to discretionary withdrawal	$ 6,072	14.3%
Subject to discretionary withdrawal with adjustments:		
Specified surrender charges (1)	16,079	38.0
Market value adjustments (2)	6,435	15.2
Subject to discretionary withdrawal without adjustments (3)	13,746	32.5
Total contractholder funds (4)	$ 42,332	100.0%

(1) Includes $8.76 billion of liabilities with a contractual surrender charge of less than 5% of the account balance.

(2) $5.28 billion of the contracts with market value adjusted surrenders have a 30-45 day period at the end of their initial and subsequent interest rate guarantee periods (which are typically 5 or 6 years) during which there is no surrender charge or market value adjustment.

(3) 70% of these contracts have a minimum interest crediting rate guarantee of 3% or higher.

(4) Includes $1.16 billion of contractholder funds on variable annuities reinsured to The Prudential Insurance Company of America, a subsidiary of Prudential Financial Inc., in 2006.

While we are able to quantify remaining scheduled maturities for our institutional products, anticipating retail product surrenders is less precise. Retail life and annuity products may be surrendered by customers for a variety of reasons. Reasons unique to individual customers include a current or unexpected need for cash or a change in life insurance coverage needs. Other key factors that may impact the likelihood of customer surrender include the level of the contract surrender charge, the length of time the contract has been in force, distribution channel, market interest rates, equity market conditions and potential tax implications. In addition, the propensity for retail life insurance policies to lapse is lower than it is for fixed annuities because of the need for the insured to be re-underwritten upon policy replacement. Surrenders and partial withdrawals for our retail annuities increased 21.9% in 2011 compared to 2010. The annualized surrender and partial withdrawal rate on deferred annuities and interest-sensitive life insurance products, based on the beginning of year contractholder funds, was 12.6% and 10.1% in 2011 and 2010, respectively. Allstate

Financial strives to promptly pay customers who request cash surrenders; however, statutory regulations generally provide up to six months in most states to fulfill surrender requests.

Our institutional products are primarily funding agreements sold to unaffiliated trusts used to back medium-term notes. As of December 31, 2011, total institutional products outstanding were $1.88 billion, with scheduled maturities of $40 million, $1.75 billion and $85 million in 2012, 2013 and 2016, respectively.

Our asset-liability management practices limit the differences between the cash flows generated by our investment portfolio and the expected cash flow requirements of our life insurance, annuity and institutional product obligations.

Certain remote events and circumstances could constrain our liquidity. Those events and circumstances include, for example, a catastrophe resulting in extraordinary losses, a downgrade in our long-term debt rating of A3, A- and a- (from Moody's, S&P and A.M. Best, respectively) to non-investment grade status of below Baa3/BBB-/bb, a downgrade in AIC's financial strength rating from Aa3, AA- and A+ (from Moody's, S&P and A.M. Best, respectively) to below Baa2/BBB/A-, or a downgrade in ALIC's financial strength ratings from A1, A+ and A+ (from Moody's, S&P and A.M. Best, respectively) to below A3/A-/A-. The rating agencies also consider the interdependence of our individually rated entities; therefore, a rating change in one entity could potentially affect the ratings of other related entities.

The following table summarizes consolidated cash flow activities by segment.

($ in millions)	Property-Liability [1]			Allstate Financial [1]			Corporate and Other [1]			Consolidated		
	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009
Net cash provided by (used in):												
Operating activities	$ 789	$ 1,373	$ 2,183	$ 1,295	$ 2,407	$ 2,196	$ (155)	$ (91)	$ (78)	$ 1,929	$ 3,689	$ 4,301
Investing activities	244	(44)	(1,919)	5,284	3,096	4,755	633	(720)	604	6,161	2,332	3,440
Financing activities	(4)	(8)	(6)	(6,504)	(5,510)	(7,246)	(1,368)	(553)	(292)	(7,876)	(6,071)	(7,544)
Net increase (decrease) in consolidated cash										$ 214	$ (50)	$ 197

[1] Business unit cash flows reflect the elimination of intersegment dividends, contributions and borrowings.

Property-Liability Lower cash provided by operating activities in 2011 compared to 2010 was primarily due to higher claim payments, partially offset by lower income tax payments. Lower cash provided by operating activities for Property-Liability in 2010 compared to 2009 was primarily due to income tax payments in 2010 compared to income tax refunds in 2009 and lower claim payments.

Cash provided by investing activities in 2011 compared to cash used in investing activities in 2010 was primarily due to higher net sales of fixed income and equity securities, partially offset by higher net purchases of fixed income and equity securities. Lower cash used in investing activities in 2010 compared to 2009 was primarily due to decreased net purchases of fixed income and equity securities and higher net sales of fixed income and equity securities, partially offset by net change in short-term investments.

Allstate Financial Lower cash provided by operating cash flows in 2011 was primarily due to income tax payments in 2011 compared to income tax refunds in 2010. Operating cash flows for Allstate Financial in 2010 were higher than 2009 as higher premiums and tax refunds received were partially offset by lower investment income and higher life and annuity contract benefits paid.

Higher cash provided by investing activities in 2011 compared to 2010 were impacted by lower net purchases of fixed income securities and higher net sales of fixed income securities used to fund reductions in contractholder fund liabilities. Cash flows provided by investing activities in 2010 were impacted by reductions of investments to fund reductions in contractholder fund liabilities.

Higher cash used in financing activities in 2011 compared to 2010 was primarily due to higher surrenders and partial withdrawals on fixed annuities and Allstate Bank products and lower deposits on Allstate Bank products and fixed annuities, partially offset by decreased maturities and retirements of institutional products. In 2011, Allstate Bank ceased operations and all funds were returned to customers by December 31, 2011. Lower cash flows used in financing activities in 2010 compared to 2009 were primarily due to decreased maturities and retirements of institutional products, partially offset by lower deposits on fixed annuities. For quantification of the changes in contractholder funds, see the Allstate Financial Segment section of the MD&A.

Corporate and Other Fluctuations in the Corporate and Other operating cash flows were primarily due to the timing of intercompany settlements. Investing activities primarily relate to investments in the parent company portfolio, including the acquisition of Esurance and Answer Financial. Financing cash flows of the Corporate and Other segment reflect actions such as fluctuations in short-term debt, repayment of debt, proceeds from the issuance of debt, dividends to shareholders of The Allstate Corporation and share repurchases; therefore, financing cash flows are affected when we increase or decrease the level of these activities.

Contractual obligations and commitments Our contractual obligations as of December 31, 2011 and the payments due by period are shown in the following table.

($ in millions)	Total	Less than 1 year	1-3 years	4-5 years	Over 5 years
Liabilities for collateral [1]	$ 462	$ 462	$ —	$ —	$ —
Contractholder funds [2]	55,368	6,771	12,808	7,651	28,138
Reserve for life-contingent contract benefits [2]	35,097	1,140	2,154	2,067	29,736
Long-term debt [3]	12,086	701	1,887	539	8,959
Capital lease obligations [3]	38	7	14	4	13
Operating leases [3]	591	182	230	113	66
Unconditional purchase obligations [3]	318	125	155	38	—
Defined benefit pension plans and other postretirement benefit plans [3][4]	3,207	459	286	294	2,168
Reserve for property-liability insurance claims and claims expense [5]	20,375	9,041	6,148	2,218	2,968
Other liabilities and accrued expenses [6][7]	3,769	3,530	191	22	26
Net unrecognized tax benefits [8]	25	25	—	—	—
Total contractual cash obligations	$ 131,336	$ 22,443	$ 23,873	$ 12,946	$ 72,074

(1) Liabilities for collateral are typically fully secured with cash or short-term investments. We manage our short-term liquidity position to ensure the availability of a sufficient amount of liquid assets to extinguish short-term liabilities as they come due in the normal course of business, including utilizing potential sources of liquidity as disclosed previously.

(2) Contractholder funds represent interest-bearing liabilities arising from the sale of products such as interest-sensitive life, fixed annuities, including immediate annuities without life contingencies and institutional products. The reserve for life-contingent contract benefits relates primarily to traditional life insurance, immediate annuities with life contingencies and voluntary accident and health insurance. These amounts reflect the present value of estimated cash payments to be made to contractholders and policyholders. Certain of these contracts, such as immediate annuities without life contingencies and institutional products, involve payment obligations where the amount and timing of the payment is essentially fixed and determinable. These amounts relate to (i) policies or contracts where we are currently making payments and will continue to do so and (ii) contracts where the timing of a portion or all of the payments has been determined by the contract. Other contracts, such as interest-sensitive life, fixed deferred annuities, traditional life insurance, immediate annuities with life contingencies and voluntary accident and health insurance, involve payment obligations where a portion or all of the amount and timing of future payments is uncertain. For these contracts, we are not currently making payments and will not make payments until (i) the occurrence of an insurable event such as death or illness or (ii) the occurrence of a payment triggering event such as the surrender or partial withdrawal on a policy or deposit contract, which is outside of our control. We have estimated the timing of payments related to these contracts based on historical experience and our expectation of future payment patterns. Uncertainties relating to these liabilities include mortality, morbidity, expenses, customer lapse and withdrawal activity, estimated additional deposits for interest-sensitive life contracts, and renewal premium for life policies, which may significantly impact both the timing and amount of future payments. Such cash outflows reflect adjustments for the estimated timing of mortality, retirement, and other appropriate factors, but are undiscounted with respect to interest. As a result, the sum of the cash outflows shown for all years in the table exceeds the corresponding liabilities of $42.33 billion for contractholder funds and $14.45 billion for reserve for life-contingent contract benefits as included in the Consolidated Statements of Financial Position as of December 31, 2011. The liability amount in the Consolidated Statements of Financial Position reflects the discounting for interest as well as adjustments for the timing of other factors as described above.

(3) Our payment obligations relating to long-term debt, capital lease obligations, operating leases, unconditional purchase obligations and pension and other post employment benefits ("OPEB") contributions are managed within the structure of our intermediate to long-term liquidity management program. Amount differs from the balance presented on the Consolidated Statements of Financial Position as of December 31, 2011 because the long-term debt amount above includes interest.

(4) The pension plans' obligations in the next 12 months represent our planned contributions, and the remaining years' contributions are projected based on the average remaining service period using the current underfunded status of the plans. The OPEB plans' obligations are estimated based on the expected benefits to be paid. These liabilities are discounted with respect to interest, and as a result the sum of the cash outflows shown for all years in the table exceeds the corresponding liability amount of $1.89 billion included in other liabilities and accrued expenses on the Consolidated Statements of Financial Position.

(5) Reserve for property-liability insurance claims and claims expense is an estimate of amounts necessary to settle all outstanding claims, including claims that have been IBNR as of the balance sheet date. We have estimated the timing of these payments based on our historical experience and our expectation of future payment patterns. However, the timing of these payments may vary significantly from the amounts shown above, especially for IBNR claims. The ultimate cost of losses may vary materially from recorded amounts which are our best estimates. The reserve for property-liability insurance claims and claims expense includes loss reserves related to asbestos and environmental claims as of December 31, 2011, of $1.61 billion and $225 million, respectively.

(6) Other liabilities primarily include accrued expenses and certain benefit obligations and claim payments and other checks outstanding. Certain of these long-term liabilities are discounted with respect to interest, as a result the sum of the cash outflows shown for all years in the table exceeds the corresponding liability amount of $3.76 billion.

(7) Balance sheet liabilities not included in the table above include unearned and advance premiums of $10.81 billion and deferred tax liabilities of $2.14 billion netted in the net deferred tax asset of $520 million. These items were excluded as they do not meet the definition of a contractual liability as we are not contractually obligated to pay these amounts to third parties. Rather, they represent an accounting mechanism that allows us to present our financial statements on an accrual basis. In addition, other liabilities of $273 million were not included in the table above because they did not represent a contractual obligation or the amount and timing of their eventual payment was sufficiently uncertain.

(8) Net unrecognized tax benefits represent our potential future obligation to the taxing authority for a tax position that was not recognized in the consolidated financial statements. We believe it is reasonably possible that the liability balance will be reduced by $25 million within the next twelve months upon the resolution of an outstanding issue resulting from the 2005-2006 Internal Revenue Service examination. The resolution of this obligation may be for an amount different than what we have accrued.

Our contractual commitments as of December 31, 2011 and the periods in which the commitments expire are shown in the following table.

($ in millions)	Total	Less than 1 year	1-3 years	4-5 years	Over 5 years
Other commitments - conditional	$ 193	$ 110	$ 7	$ 3	$ 73
Other commitments - unconditional	2,015	230	417	1,082	286
Total commitments	$ 2,208	$ 340	$ 424	$ 1,085	$ 359

Contractual commitments represent investment commitments such as private placements, limited partnership interests and other loans.

We have agreements in place for services we conduct, generally at cost, between subsidiaries relating to insurance, reinsurance, loans and capitalization. All material intercompany transactions have appropriately been eliminated in consolidation. Intercompany transactions among insurance subsidiaries and affiliates have been approved by the appropriate departments of insurance as required.

For a more detailed discussion of our off-balance sheet arrangements, see Note 7 of the consolidated financial statements.

ENTERPRISE RISK AND RETURN MANAGEMENT

Allstate manages enterprise risk under an integrated Enterprise Risk and Return Management ("ERRM") framework with governance and analytics. This framework provides an enterprise view of risks and opportunities and is used by senior leaders and business managers to drive strategic and business decisions. Allstate's risk management strategies adapt to changes in business and market environments and seek to optimize returns. Allstate continually validates and improves its ERRM practices by benchmarking and securing external perspectives for our processes.

ERRM governance includes an executive management committee structure, Board oversight and chief risk officers ("CROs"). The Enterprise Risk & Return Council ("ERRC") is Allstate's senior risk management committee. It directs ERRM by establishing risk-return targets, determining economic capital levels and directing integrated strategies and actions from an enterprise perspective. It consists of Allstate's chief executive officer, enterprise and business unit chief risk officers and chief financial officers, general counsel and treasurer. Allstate's Board of Directors and Audit Committee provide ERRM oversight by reviewing enterprise principles, guidelines and limits for Allstate's significant risks and by monitoring strategies and actions management has taken to control these risks.

CROs are appointed for the enterprise and for Allstate Protection, Allstate Financial and Allstate Investments. Collectively, the CROs create an integrated approach to risk and return management to ensure risk management practices and strategies are aligned with Allstate's overall enterprise objectives.

Our ERRM governance is supported with an analytic framework to manage risk exposure and optimize returns on risk-adjusted capital. Allstate views economic capital primarily on a statutory accounting basis. Management and the ERRC use enterprise stochastic modeling, risk expertise and judgment to determine an appropriate level of enterprise economic capital to hold considering a broad range of risk objectives. These include limiting risks of financial stress, insolvency, likelihood of capital stress and volatility, maintaining stakeholder value and financial strength ratings and satisfying regulatory risk-based capital requirements. Enterprise economic capital approximates a combination of statutory surplus and deployable invested assets at the parent holding company level.

Using our governance and analytic framework, Allstate designs business and enterprise strategies that seek to optimize returns on risk-adjusted capital. Examples include shifting Allstate Financial away from spread-based products toward underwritten products, implementing a suite of margin improvement and exposure reduction actions in homeowners insurance and shifting our fixed income securities portfolio from short and long maturities towards intermediate maturities to optimize returns, reductions in certain asset classes such as municipal securities or European sovereign debt and manage risk under a steep and potentially changing interest rate curve.

REGULATION AND LEGAL PROCEEDINGS

We are subject to extensive regulation and we are involved in various legal and regulatory actions, all of which have an effect on specific aspects of our business. For a detailed discussion of the legal and regulatory actions in which we are involved, see Note 14 of the consolidated financial statements.

PENDING ACCOUNTING STANDARDS

There are several pending accounting standards that we have not implemented either because the standard has not been finalized or the implementation date has not yet occurred. For a discussion of these pending standards, see Note 2 of the consolidated financial statements.

The effect of implementing certain accounting standards on our financial results and financial condition is often based in part on market conditions at the time of implementation of the standard and other factors we are unable to determine prior to implementation. For this reason, we are sometimes unable to estimate the effect of certain pending accounting standards until the relevant authoritative body finalizes these standards or until we implement them.

THE ALLSTATE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

($ in millions, except per share data)	Year Ended December 31, 2011	2010	2009
Revenues			
Property-liability insurance premiums (net of reinsurance ceded of $1,098, $1,092 and $1,056)	$ 25,942	$ 25,957	$ 26,194
Life and annuity premiums and contract charges (net of reinsurance ceded of $750, $804 and $838)	2,238	2,168	1,958
Net investment income	3,971	4,102	4,444
Realized capital gains and losses:			
Total other-than-temporary impairment losses	(563)	(937)	(2,376)
Portion of loss recognized in other comprehensive income	(33)	(64)	457
Net other-than-temporary impairment loss recognized in earnings	(596)	(1,001)	(1,919)
Sales and other realized capital gains and losses	1,099	174	1,336
Total realized capital gains and losses	503	(827)	(583)
	32,654	31,400	32,013
Costs and expenses			
Property-liability insurance claims and claims expense (net of reinsurance ceded of $927, $271 and $415)	20,161	18,951	18,746
Life and annuity contract benefits (net of reinsurance ceded of $653, $702 and $642)	1,761	1,815	1,617
Interest credited to contractholder funds (net of reinsurance ceded of $27, $32 and $32)	1,645	1,807	2,126
Amortization of deferred policy acquisition costs	4,233	4,034	4,754
Operating costs and expenses	3,468	3,281	3,007
Restructuring and related charges	44	30	130
Interest expense	367	367	392
	31,679	30,285	30,772
(Loss) gain on disposition of operations	(15)	11	7
Income from operations before income tax expense	960	1,126	1,248
Income tax expense	172	198	394
Net income	$ 788	$ 928	$ 854
Earnings per share:			
Net income per share - Basic	$ 1.51	$ 1.72	$ 1.58
Weighted average shares - Basic	520.7	540.3	539.6
Net income per share - Diluted	$ 1.51	$ 1.71	$ 1.58
Weighted average shares - Diluted	523.1	542.5	540.9
Cash dividends declared per share	$ 0.84	$ 0.80	$ 0.80

See notes to consolidated financial statements.

THE ALLSTATE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

($ in millions)	Year Ended December 31,		
	2011	2010	2009
Net income	$ 788	$ 928	$ 854
Other comprehensive income, after-tax			
Changes in:			
Unrealized net capital gains and losses	428	1,785	3,446
Unrealized foreign currency translation adjustments	(12)	23	41
Unrecognized pension and other postretirement benefit cost	(239)	94	(214)
Other comprehensive income, after-tax	177	1,902	3,273
Comprehensive income	$ 965	$ 2,830	$ 4,127

See notes to consolidated financial statements.

THE ALLSTATE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

($ in millions, except par value data)	December 31, 2011	December 31, 2010
Assets		
Investments		
Fixed income securities, at fair value (amortized cost $73,379 and $78,786)	$ 76,113	$ 79,612
Equity securities, at fair value (cost $4,203 and $4,228)	4,363	4,811
Mortgage loans	7,139	6,679
Limited partnership interests	4,697	3,816
Short-term, at fair value (amortized cost $1,291 and $3,279)	1,291	3,279
Other	2,015	2,286
Total investments	95,618	100,483
Cash	776	562
Premium installment receivables, net	4,920	4,839
Deferred policy acquisition costs	4,443	4,769
Reinsurance recoverables, net	7,251	6,552
Accrued investment income	826	809
Deferred income taxes	520	784
Property and equipment, net	914	921
Goodwill	1,242	874
Other assets	2,069	1,605
Separate Accounts	6,984	8,676
Total assets	$ 125,563	$ 130,874
Liabilities		
Reserve for property-liability insurance claims and claims expense	$ 20,375	$ 19,468
Reserve for life-contingent contract benefits	14,449	13,482
Contractholder funds	42,332	48,195
Unearned premiums	10,057	9,800
Claim payments outstanding	827	737
Other liabilities and accrued expenses	5,929	5,564
Long-term debt	5,908	5,908
Separate Accounts	6,984	8,676
Total liabilities	106,861	111,830
Commitments and Contingent Liabilities (Note 7, 8 and 14)		
Equity		
Preferred stock, $1 par value, 25 million shares authorized, none issued	—	—
Common stock, $.01 par value, 2.0 billion shares authorized and 900 million issued, 501 million and 533 million shares outstanding	9	9
Additional capital paid-in	3,189	3,176
Retained income	32,321	31,969
Deferred ESOP expense	(43)	(44)
Treasury stock, at cost (399 million and 367 million shares)	(16,795)	(15,910)
Accumulated other comprehensive income:		
Unrealized net capital gains and losses:		
Unrealized net capital losses on fixed income securities with OTTI	(174)	(190)
Other unrealized net capital gains and losses	2,041	1,089
Unrealized adjustment to DAC, DSI and insurance reserves	(504)	36
Total unrealized net capital gains and losses	1,363	935
Unrealized foreign currency translation adjustments	57	69
Unrecognized pension and other postretirement benefit cost	(1,427)	(1,188)
Total accumulated other comprehensive loss	(7)	(184)
Total shareholders' equity	18,674	19,016
Noncontrolling interest	28	28
Total equity	18,702	19,044
Total liabilities and equity	$ 125,563	$ 130,874

See notes to consolidated financial statements.

THE ALLSTATE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

($ in millions, except per share data)	Year Ended December 31,		
	2011	2010	2009
Common stock	$ 9	$ 9	$ 9
Additional capital paid-in			
Balance, beginning of year	3,176	3,172	3,130
Equity incentive plans activity	13	4	42
Balance, end of year	3,189	3,176	3,172
Retained income			
Balance, beginning of year	31,969	31,492	30,207
Net income	788	928	854
Dividends ($0.84, $0.80 and $0.80 per share)	(436)	(433)	(432)
Cumulative effect of change in accounting principle	—	(18)	863
Balance, end of year	32,321	31,969	31,492
Deferred ESOP expense			
Balance, beginning of year	(44)	(47)	(49)
Payments	1	3	2
Balance, end of year	(43)	(44)	(47)
Treasury stock			
Balance, beginning of year	(15,910)	(15,828)	(15,855)
Shares acquired	(950)	(166)	(3)
Shares reissued under equity incentive plans, net	65	84	30
Balance, end of year	(16,795)	(15,910)	(15,828)
Accumulated other comprehensive income			
Balance, beginning of year	(184)	(2,106)	(4,801)
Cumulative effect of change in accounting principle	—	20	(578)
Change in unrealized net capital gains and losses	428	1,785	3,446
Change in unrealized foreign currency translation adjustments	(12)	23	41
Change in unrecognized pension and other postretirement benefit cost	(239)	94	(214)
Balance, end of year	(7)	(184)	(2,106)
Total shareholders' equity	18,674	19,016	16,692
Noncontrolling interest			
Balance, beginning of year	28	29	32
Cumulative effect of change in accounting principle	—	10	—
Change in noncontrolling interest ownership	(4)	(14)	(3)
Noncontrolling gain	4	3	—
Balance, end of year	28	28	29
Total equity	$ 18,702	$ 19,044	$ 16,721

See notes to consolidated financial statements.

THE ALLSTATE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in millions)	Year Ended December 31, 2011	2010	2009
Cash flows from operating activities			
Net income	$ 788	$ 928	$ 854
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, amortization and other non-cash items	252	94	(91)
Realized capital gains and losses	(503)	827	583
Loss (gain) on disposition of operations	15	(11)	(7)
Interest credited to contractholder funds	1,645	1,807	2,126
Changes in:			
Policy benefits and other insurance reserves	(77)	238	(577)
Unearned premiums	37	(40)	(247)
Deferred policy acquisition costs	167	(94)	514
Premium installment receivables, net	33	10	26
Reinsurance recoverables, net	(716)	(265)	(85)
Income taxes	134	200	1,660
Other operating assets and liabilities	154	(5)	(455)
Net cash provided by operating activities	1,929	3,689	4,301
Cash flows from investing activities			
Proceeds from sales			
Fixed income securities	29,436	22,881	21,359
Equity securities	2,012	4,349	6,894
Limited partnership interests	1,000	505	369
Mortgage loans	97	124	340
Other investments	164	121	520
Investment collections			
Fixed income securities	4,951	5,147	5,556
Mortgage loans	634	1,076	1,764
Other investments	123	137	117
Investment purchases			
Fixed income securities	(27,896)	(25,745)	(29,573)
Equity securities	(1,824)	(3,564)	(8,496)
Limited partnership interests	(1,696)	(1,342)	(784)
Mortgage loans	(1,241)	(120)	(26)
Other investments	(204)	(181)	(64)
Change in short-term investments, net	2,182	(382)	5,981
Change in other investments, net	(415)	(519)	(340)
(Acquisition) disposition of operations, net of cash acquired	(916)	7	12
Purchases of property and equipment, net	(246)	(162)	(189)
Net cash provided by investing activities	6,161	2,332	3,440
Cash flows from financing activities			
Proceeds from issuance of long-term debt	7	—	1,003
Repayment of long-term debt	(7)	(2)	(752)
Contractholder fund deposits	2,176	2,980	4,150
Contractholder fund withdrawals	(8,680)	(8,470)	(11,406)
Dividends paid	(435)	(430)	(542)
Treasury stock purchases	(953)	(152)	(4)
Shares reissued under equity incentive plans, net	19	28	3
Excess tax benefits on share-based payment arrangements	(5)	(7)	(5)
Other	2	(18)	9
Net cash used in financing activities	(7,876)	(6,071)	(7,544)
Net increase (decrease) in cash	214	(50)	197
Cash at beginning of year	562	612	415
Cash at end of year	$ 776	$ 562	$ 612

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. General

Basis of presentation

The accompanying consolidated financial statements include the accounts of The Allstate Corporation and its wholly owned subsidiaries, primarily Allstate Insurance Company ("AIC"), a property-liability insurance company with various property-liability and life and investment subsidiaries, including Allstate Life Insurance Company ("ALIC") (collectively referred to as the "Company" or "Allstate"). These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). All significant intercompany accounts and transactions have been eliminated.

To conform to the current year presentation, certain amounts in the prior years' consolidated financial statements and notes have been reclassified.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Nature of operations

Allstate is engaged, principally in the United States, in the property-liability insurance, life insurance, retirement and investment product business. Allstate's primary business is the sale of private passenger auto and homeowners insurance. The Company also sells several other personal property and casualty insurance products, select commercial property and casualty coverages, life insurance, annuities, voluntary accident and health insurance and funding agreements. Allstate primarily distributes its products through exclusive agencies, financial specialists, independent agencies, call centers and the internet.

The Allstate Protection segment principally sells private passenger auto and homeowners insurance, with earned premiums accounting for 79% of Allstate's 2011 consolidated revenues. Allstate was the country's second largest insurer for both private passenger auto and homeowners insurance as of December 31, 2010. Allstate Protection, through several companies, is authorized to sell certain property-liability products in all 50 states, the District of Columbia and Puerto Rico. The Company is also authorized to sell certain insurance products in Canada. For 2011, the top geographic locations for premiums earned by the Allstate Protection segment were New York, California, Texas, Florida and Pennsylvania. No other jurisdiction accounted for more than 5% of premiums earned for Allstate Protection.

Allstate has exposure to catastrophes, an inherent risk of the property-liability insurance business, which have contributed, and will continue to contribute, to material year-to-year fluctuations in the Company's results of operations and financial position (see Note 8). The nature and level of catastrophic loss caused by natural events (high winds, winter storms, tornadoes, hailstorms, wildfires, tropical storms, hurricanes, earthquakes and volcanoes) and man-made events (terrorism and industrial accidents) experienced in any period cannot be predicted and could be material to results of operations and financial position. The Company considers the greatest areas of potential catastrophe losses due to hurricanes to generally be major metropolitan centers in counties along the eastern and gulf coasts of the United States. The Company considers the greatest areas of potential catastrophe losses due to earthquakes and fires following earthquakes to be major metropolitan areas near fault lines in the states of California, Oregon, Washington, South Carolina, Missouri, Kentucky and Tennessee. The Company also has exposure to asbestos, environmental and other discontinued lines claims (see Note 14).

The Allstate Financial segment sells life insurance, retirement and investment products and voluntary accident and health insurance. The principal individual products are interest-sensitive, traditional and variable life insurance; fixed annuities including deferred and immediate; and voluntary accident and health insurance. The institutional product line, which the Company most recently offered in 2008, consists primarily of funding agreements sold to unaffiliated trusts that use them to back medium-term notes issued to institutional and individual investors. Banking products and services were previously offered to customers through the Allstate Bank. In 2011, after receiving regulatory approval to voluntarily dissolve, Allstate Bank ceased operations. In the first half of 2012 the Company expects to cancel the bank's charter and deregister The Allstate Corporation as a savings and loan holding company.

Allstate Financial, through several companies, is authorized to sell life insurance and retirement products in all 50 states, the District of Columbia, Puerto Rico, the U.S. Virgin Islands and Guam. For 2011, the top geographic locations for statutory premiums and annuity considerations for the Allstate Financial segment were California, Texas, Florida and Nebraska. No other jurisdiction accounted for more than 5% of statutory premiums and annuity considerations for

Allstate Financial. Allstate Financial distributes its products to individuals through multiple distribution channels, including Allstate exclusive agencies and exclusive financial specialists, independent agents (including master brokerage agencies and workplace enrolling agents), specialized structured settlement brokers and directly through call centers and the internet.

Allstate has exposure to market risk as a result of its investment portfolio. Market risk is the risk that the Company will incur realized and unrealized net capital losses due to adverse changes in interest rates, credit spreads, equity prices or currency exchange rates. The Company's primary market risk exposures are to changes in interest rates, credit spreads and equity prices. Interest rate risk is the risk that the Company will incur a loss due to adverse changes in interest rates relative to the interest rate characteristics of its interest bearing assets and liabilities. This risk arises from many of the Company's primary activities, as it invests substantial funds in interest-sensitive assets and issues interest-sensitive liabilities. Interest rate risk includes risks related to changes in U.S. Treasury yields and other key risk-free reference yields. Credit spread risk is the risk that the Company will incur a loss due to adverse changes in credit spreads. This risk arises from many of the Company's primary activities, as the Company invests substantial funds in spread-sensitive fixed income assets. Equity price risk is the risk that the Company will incur losses due to adverse changes in the general levels of the equity markets.

The Company monitors economic and regulatory developments that have the potential to impact its business. Federal and state laws and regulations affect the taxation of insurance companies and life insurance and annuity products. Congress and various state legislatures from time to time consider legislation that would reduce or eliminate the favorable policyholder tax treatment currently applicable to life insurance and annuities. Congress and various state legislatures also consider proposals to reduce the taxation of certain products or investments that may compete with life insurance or annuities. Legislation that increases the taxation on insurance products or reduces the taxation on competing products could lessen the advantage or create a disadvantage for certain of the Company's products making them less competitive. Such proposals, if adopted, could have an adverse effect on the Company's financial position or Allstate Financial's ability to sell such products and could result in the surrender of some existing contracts and policies. In addition, changes in the federal estate tax laws could negatively affect the demand for the types of life insurance used in estate planning.

2. Summary of Significant Accounting Policies

Investments

Fixed income securities include bonds, residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS"), asset-backed securities ("ABS") and redeemable preferred stocks. Fixed income securities, which may be sold prior to their contractual maturity, are designated as available for sale and are carried at fair value. The difference between amortized cost and fair value, net of deferred income taxes, certain life and annuity deferred policy acquisition costs ("DAC"), certain deferred sales inducement costs ("DSI") and certain reserves for life-contingent contract benefits, is reflected as a component of accumulated other comprehensive income. Cash received from calls, principal payments and make-whole payments is reflected as a component of proceeds from sales and cash received from maturities and pay-downs, including prepayments, is reflected as a component of investment collections within the Consolidated Statements of Cash Flows.

Equity securities primarily include common stocks, exchange traded and mutual funds, non-redeemable preferred stocks and real estate investment trust equity investments. Equity securities are designated as available for sale and are carried at fair value. The difference between cost and fair value, net of deferred income taxes, is reflected as a component of accumulated other comprehensive income.

Mortgage loans are carried at outstanding principal balances, net of unamortized premium or discount and valuation allowances. Valuation allowances are established for impaired loans when it is probable that contractual principal and interest will not be collected.

Investments in limited partnership interests, including interests in private equity/debt funds, real estate funds, hedge funds and tax credit funds, where the Company's interest is so minor that it exercises virtually no influence over operating and financial policies are accounted for in accordance with the cost method of accounting; all other investments in limited partnership interests are accounted for in accordance with the equity method of accounting ("EMA").

Short-term investments, including money market funds, commercial paper and other short-term investments, are carried at fair value. Other investments primarily consist of policy loans, bank loans and derivatives. Policy loans are carried at unpaid principal balances and were $1.15 billion and $1.14 billion as of December 31, 2011 and 2010, respectively. Bank loans are primarily senior secured corporate loans and are carried at amortized cost. Derivatives are carried at fair value.

Investment income primarily consists of interest, dividends, income from cost method limited partnership interests and income from certain derivative transactions. Interest is recognized on an accrual basis using the effective yield method and dividends are recorded at the ex-dividend date. Interest income for certain RMBS, CMBS and ABS is determined considering estimated pay-downs, including prepayments, obtained from third party data sources and internal estimates. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. For beneficial interests in securitized financial assets not of high credit quality, the effective yield is recalculated on a prospective basis. For other RMBS, CMBS and ABS, the effective yield is recalculated on a retrospective basis. For other-than-temporarily impaired fixed income securities, the effective yield method utilizes the difference between the amortized cost basis at impairment and the cash flows expected to be collected. Accrual of income is suspended for other-than-temporarily impaired fixed income securities when the timing and amount of cash flows expected to be received is not reasonably estimable. Accrual of income is suspended for mortgage loans and bank loans that are in default or when full and timely collection of principal and interest payments is not probable. Cash receipts on investments on nonaccrual status are generally recorded as a reduction of carrying value. Income from cost method limited partnership interests is recognized upon receipt of amounts distributed by the partnerships.

Realized capital gains and losses include gains and losses on investment sales, write-downs in value due to other-than-temporary declines in fair value, adjustments to valuation allowances on mortgage loans, periodic changes in fair value and settlements of certain derivatives including hedge ineffectiveness, and income from EMA limited partnership interests. Realized capital gains and losses on investment sales, including calls and principal payments, are determined on a specific identification basis. Income from EMA limited partnership interests is recognized based on the Company's share of the earnings of the partnerships, and is recognized on a delay due to the availability of the related financial statements. Income recognition on hedge funds is generally on a one month delay and income recognition on private equity/debt funds, real estate funds and tax credit funds is generally on a three month delay.

The Company recognizes other-than-temporary impairment losses on fixed income securities in earnings when a security's fair value is less than its amortized cost and the Company has made the decision to sell or it is more likely than not the Company will be required to sell the fixed income security before recovery of its amortized cost basis. Additionally, if the Company does not expect to receive cash flows sufficient to recover the entire amortized cost basis of the fixed income security, the credit loss component of the impairment is recorded in earnings, with the remaining amount of the unrealized loss related to other factors recognized in other comprehensive income ("OCI"). The Company recognizes other-than-temporary impairment losses on equity securities in earnings when the decline in fair value is considered other than temporary including when the Company does not have the intent and ability to hold the equity security for a period of time sufficient to recover its cost basis.

Derivative and embedded derivative financial instruments

Derivative financial instruments include interest rate swaps, credit default swaps, futures (interest rate and equity), options (including swaptions), interest rate caps and floors, warrants and rights, foreign currency swaps, foreign currency forwards, certain investment risk transfer reinsurance agreements, and certain bond forward purchase commitments. Derivatives required to be separated from the host instrument and accounted for as derivative financial instruments ("subject to bifurcation") are embedded in certain fixed income securities, equity-indexed life and annuity contracts, reinsured variable annuity contracts and certain funding agreements.

All derivatives are accounted for on a fair value basis and reported as other investments, other assets, other liabilities and accrued expenses or contractholder funds. Embedded derivative instruments subject to bifurcation are also accounted for on a fair value basis and are reported together with the host contract. The change in fair value of derivatives embedded in certain fixed income securities and subject to bifurcation is reported in realized capital gains and losses. The change in fair value of derivatives embedded in life and annuity product contracts and subject to bifurcation is reported in life and annuity contract benefits or interest credited to contractholder funds. Cash flows from embedded derivatives subject to bifurcation and derivatives receiving hedge accounting are reported consistently with the host contracts and hedged risks, respectively, within the Consolidated Statements of Cash Flows. Cash flows from other derivatives are reported in cash flows from investing activities within the Consolidated Statements of Cash Flows.

When derivatives meet specific criteria, they may be designated as accounting hedges and accounted for as fair value, cash flow, foreign currency fair value or foreign currency cash flow hedges. The hedged item may be either all or a specific portion of a recognized asset, liability or an unrecognized firm commitment attributable to a particular risk for fair value hedges. At the inception of the hedge, the Company formally documents the hedging relationship and risk management objective and strategy. The documentation identifies the hedging instrument, the hedged item, the nature of the risk being hedged and the methodology used to assess the effectiveness of the hedging instrument in offsetting the exposure to changes in the hedged item's fair value attributable to the hedged risk. For a cash flow hedge, this documentation includes the exposure to changes in the variability in cash flows attributable to the hedged risk. The Company does not exclude any component of the change in fair value of the hedging instrument from the effectiveness assessment. At each reporting date, the Company confirms that the hedging instrument continues to be highly effective in offsetting the hedged risk. Ineffectiveness in fair value hedges and cash flow hedges, if any, is reported in realized capital gains and losses.

Fair value hedges The change in fair value of hedging instruments used in fair value hedges of investment assets or a portion thereof is reported in net investment income, together with the change in fair value of the hedged items. The change in fair value of hedging instruments used in fair value hedges of contractholder funds liabilities or a portion thereof is reported in interest credited to contractholder funds, together with the change in fair value of the hedged items. Accrued periodic settlements on swaps are reported together with the changes in fair value of the swaps in net investment income or interest credited to contractholder funds. The amortized cost for fixed income securities, the carrying value for mortgage loans or the carrying value of the hedged liability is adjusted for the change in fair value of the hedged risk.

Cash flow hedges For hedging instruments used in cash flow hedges, the changes in fair value of the derivatives representing the effective portion of the hedge are reported in accumulated other comprehensive income. Amounts are reclassified to net investment income, realized capital gains and losses or interest expense as the hedged or forecasted transaction affects income. Accrued periodic settlements on derivatives used in cash flow hedges are reported in net investment income. The amount reported in accumulated other comprehensive income for a hedged transaction is limited to the lesser of the cumulative gain or loss on the derivative less the amount reclassified to income, or the cumulative gain or loss on the derivative needed to offset the cumulative change in the expected future cash flows on the hedged transaction from inception of the hedge less the derivative gain or loss previously reclassified from accumulated other comprehensive income to income. If the Company expects at any time that the loss reported in accumulated other comprehensive income would lead to a net loss on the combination of the hedging instrument and the hedged transaction which may not be recoverable, a loss is recognized immediately in realized capital gains and losses. If an impairment loss is recognized on an asset or an additional obligation is incurred on a liability involved in a hedge transaction, any offsetting gain in accumulated other comprehensive income is reclassified and reported together with the impairment loss or recognition of the obligation.

Termination of hedge accounting If, subsequent to entering into a hedge transaction, the derivative becomes ineffective (including if the hedged item is sold or otherwise extinguished, the occurrence of a hedged forecasted transaction is no longer probable or the hedged asset becomes other-than-temporarily impaired), the Company may terminate the derivative position. The Company may also terminate derivative instruments or redesignate them as non-hedge as a result of other events or circumstances. If the derivative instrument is not terminated when a fair value hedge is no longer effective, the future gains and losses recognized on the derivative are reported in realized capital gains and losses. When a fair value hedge is no longer effective, is redesignated as non-hedge or when the derivative has been terminated, the fair value gain or loss on the hedged asset, liability or portion thereof which has already been recognized in income while the hedge was in place and used to adjust the amortized cost for fixed income securities, the carrying value for mortgage loans or the carrying value of the hedged liability, is amortized over the remaining life of the hedged asset, liability or portion thereof, and reflected in net investment income or interest credited to contractholder funds beginning in the period that hedge accounting is no longer applied. If the hedged item in a fair value hedge is an asset that has become other-than-temporarily impaired, the adjustment made to the amortized cost for fixed income securities or the carrying value for mortgage loans is subject to the accounting policies applied to other-than-temporarily impaired assets.

When a derivative instrument used in a cash flow hedge of an existing asset or liability is no longer effective or is terminated, the gain or loss recognized on the derivative is reclassified from accumulated other comprehensive income to income as the hedged risk impacts income. If the derivative instrument is not terminated when a cash flow hedge is no longer effective, the future gains and losses recognized on the derivative are reported in realized capital gains and losses. When a derivative instrument used in a cash flow hedge of a forecasted transaction is terminated because it is probable the forecasted transaction will not occur, the gain or loss recognized on the derivative is immediately reclassified from accumulated other comprehensive income to realized capital gains and losses in the period that hedge accounting is no longer applied.

Non-hedge derivative financial instruments For derivatives for which hedge accounting is not applied, the income statement effects, including fair value gains and losses and accrued periodic settlements, are reported either in realized capital gains and losses or in a single line item together with the results of the associated asset or liability for which risks are being managed.

Securities loaned

The Company's business activities include securities lending transactions, which are used primarily to generate net investment income. The proceeds received in conjunction with securities lending transactions are reinvested in short-term investments and fixed income securities. These transactions are short-term in nature, usually 30 days or less.

The Company receives cash collateral for securities loaned in an amount generally equal to 102% and 105% of the fair value of domestic and foreign securities, respectively, and records the related obligations to return the collateral in other liabilities and accrued expenses. The carrying value of these obligations approximates fair value because of their relatively short-term nature. The Company monitors the market value of securities loaned on a daily basis and obtains additional collateral as necessary under the terms of the agreements to mitigate counterparty credit risk. The Company maintains the right and ability to redeem the securities loaned on short notice.

Recognition of premium revenues and contract charges, and related benefits and interest credited

Property-liability premiums are deferred and earned on a pro-rata basis over the terms of the policies, typically periods of six or twelve months. The portion of premiums written applicable to the unexpired terms of the policies is recorded as unearned premiums. Premium installment receivables, net, represent premiums written and not yet collected, net of an allowance for uncollectible premiums. The Company regularly evaluates premium installment receivables and adjusts its valuation allowance as appropriate. The valuation allowance for uncollectible premium installment receivables was $70 million and $75 million as of December 31, 2011 and 2010, respectively.

Traditional life insurance products consist principally of products with fixed and guaranteed premiums and benefits, primarily term and whole life insurance products. Voluntary accident and health insurance products are expected to remain in force for an extended period. Premiums from these products are recognized as revenue when due from policyholders. Benefits are reflected in life and annuity contract benefits and recognized in relation to premiums, so that profits are recognized over the life of the policy.

Immediate annuities with life contingencies, including certain structured settlement annuities, provide insurance protection over a period that extends beyond the period during which premiums are collected. Premiums from these products are recognized as revenue when received at the inception of the contract. Benefits and expenses are recognized in relation to premiums. Profits from these policies come from investment income, which is recognized over the life of the contract.

Interest-sensitive life contracts, such as universal life and single premium life, are insurance contracts whose terms are not fixed and guaranteed. The terms that may be changed include premiums paid by the contractholder, interest credited to the contractholder account balance and contract charges assessed against the contractholder account balance. Premiums from these contracts are reported as contractholder fund deposits. Contract charges consist of fees assessed against the contractholder account balance for the cost of insurance (mortality risk), contract administration and surrender of the contract prior to contractually specified dates. These contract charges are recognized as revenue when assessed against the contractholder account balance. Life and annuity contract benefits include life-contingent benefit payments in excess of the contractholder account balance.

Contracts that do not subject the Company to significant risk arising from mortality or morbidity are referred to as investment contracts. Fixed annuities, including market value adjusted annuities, equity-indexed annuities and immediate annuities without life contingencies, and funding agreements (primarily backing medium-term notes) are considered investment contracts. Consideration received for such contracts is reported as contractholder fund deposits. Contract charges for investment contracts consist of fees assessed against the contractholder account balance for maintenance, administration and surrender of the contract prior to contractually specified dates, and are recognized when assessed against the contractholder account balance.

Interest credited to contractholder funds represents interest accrued or paid on interest-sensitive life contracts and investment contracts. Crediting rates for certain fixed annuities and interest-sensitive life contracts are adjusted periodically by the Company to reflect current market conditions subject to contractually guaranteed minimum rates. Crediting rates for indexed annuities and indexed funding agreements are generally based on a specified interest rate index, such as LIBOR, or an equity index, such as the Standard & Poor's ("S&P") 500 Index. Interest credited also includes amortization of DSI expenses. DSI is amortized into interest credited using the same method used to amortize DAC.

Contract charges for variable life and variable annuity products consist of fees assessed against the contractholder account balances for contract maintenance, administration, mortality, expense and surrender of the contract prior to contractually specified dates. Contract benefits incurred for variable annuity products include guaranteed minimum death, income, withdrawal and accumulation benefits. Substantially all of the Company's variable annuity business is ceded through reinsurance agreements and the contract charges and contract benefits related thereto are reported net of reinsurance ceded.

Deferred policy acquisition and sales inducement costs

Costs that vary with and are primarily related to acquiring property-liability insurance, life insurance and investment contracts are deferred and recorded as DAC. These costs are principally agents' and brokers' remuneration, premium taxes, inspection costs, and certain underwriting expenses. DSI costs, which are deferred and recorded as other assets, relate to sales inducements offered on sales to new customers, principally on annuity and interest-sensitive life contracts. These sales inducements are primarily in the form of additional credits to the customer's account balance or enhancements to interest credited for a specified period which are in excess of the rates currently being credited to similar contracts without sales inducements. All other acquisition costs are expensed as incurred and included in operating costs and expenses. DAC associated with property-liability insurance is amortized into income as premiums are earned, typically over periods of six or twelve months, and is included in amortization of deferred policy acquisition costs. Future investment income is considered in determining the recoverability of DAC. Amortization of DAC associated with life insurance and investment contracts is included in amortization of deferred policy acquisition costs and is described in more detail below. DSI is amortized into income using the same methodology and assumptions as DAC and is included in interest credited to contractholder funds. DAC and DSI are periodically reviewed for recoverability and adjusted if necessary.

For traditional life insurance, DAC is amortized over the premium paying period of the related policies in proportion to the estimated revenues on such business. Assumptions used in the amortization of DAC and reserve calculations are established at the time the policy is issued and are generally not revised during the life of the policy. Any deviations from projected business in force resulting from actual policy terminations differing from expected levels and any estimated premium deficiencies may result in a change to the rate of amortization in the period such events occur. Generally, the amortization periods for these policies approximates the estimated lives of the policies.

For interest-sensitive life, fixed annuities and other investment contracts, DAC and DSI are amortized in proportion to the incidence of the total present value of gross profits, which includes both actual historical gross profits ("AGP") and estimated future gross profits ("EGP") expected to be earned over the estimated lives of the contracts. The amortization is net of interest on the prior period DAC balance using rates established at the inception of the contracts. Actual amortization periods generally range from 15-30 years; however, incorporating estimates of the rate of customer surrenders, partial withdrawals and deaths generally results in the majority of the DAC being amortized during the surrender charge period, which is typically 10-20 years for interest-sensitive life and 5-10 years for fixed annuities. The cumulative DAC and DSI amortization is reestimated and adjusted by a cumulative charge or credit to income when there is a difference between the incidence of actual versus expected gross profits in a reporting period or when there is a change in total EGP. When DAC or DSI amortization or a component of gross profits for a quarterly period is potentially negative (which would result in an increase of the DAC or DSI balance) as a result of negative AGP, the specific facts and circumstances surrounding the potential negative amortization are considered to determine whether it is appropriate for recognition in the consolidated financial statements. Negative amortization is only recorded when the increased DAC or DSI balance is determined to be recoverable based on facts and circumstances. Recapitalization of DAC and DSI is limited to the originally deferred costs plus interest.

AGP and EGP primarily consist of the following components: contract charges for the cost of insurance less mortality costs and other benefits; investment income and realized capital gains and losses less interest credited; and surrender and other contract charges less maintenance expenses. The principal assumptions for determining the amount of EGP are investment returns, including capital gains and losses on assets supporting contract liabilities, interest crediting rates to contractholders, and the effects of persistency, mortality, expenses, and hedges if applicable. For products whose supporting investments are exposed to capital losses in excess of the Company's expectations which may cause periodic AGP to become temporarily negative, EGP and AGP utilized in DAC and DSI amortization may be modified to exclude the excess capital losses.

The Company performs quarterly reviews of DAC and DSI recoverability for interest-sensitive life, fixed annuities and other investment contracts in the aggregate using current assumptions. If a change in the amount of EGP is significant, it could result in the unamortized DAC or DSI not being recoverable, resulting in a charge which is included as a component of amortization of deferred policy acquisition costs or interest credited to contractholder funds, respectively.

The DAC and DSI balances presented include adjustments to reflect the amount by which the amortization of DAC and DSI would increase or decrease if the unrealized capital gains or losses in the respective product investment portfolios were actually realized. The adjustments are recorded net of tax in accumulated other comprehensive income. DAC, DSI and deferred income taxes determined on unrealized capital gains and losses and reported in accumulated other comprehensive income recognize the impact on shareholders' equity consistently with the amounts that would be recognized in the income statement on realized capital gains and losses.

Customers of the Company may exchange one insurance policy or investment contract for another offered by the Company, or make modifications to an existing investment, life or property-liability contract issued by the Company. These transactions are identified as internal replacements for accounting purposes. Internal replacement transactions determined to result in replacement contracts that are substantially unchanged from the replaced contracts are accounted for as continuations of the replaced contracts. Unamortized DAC and DSI related to the replaced contracts continue to be deferred and amortized in connection with the replacement contracts. For interest-sensitive life and investment contracts, the EGP of the replacement contracts are treated as a revision to the EGP of the replaced contracts in the determination of amortization of DAC and DSI. For traditional life and property-liability insurance policies, any changes to unamortized DAC that result from replacement contracts are treated as prospective revisions. Any costs associated with the issuance of replacement contracts are characterized as maintenance costs and expensed as incurred. Internal replacement transactions determined to result in a substantial change to the replaced contracts are accounted for as an extinguishment of the replaced contracts, and any unamortized DAC and DSI related to the replaced contracts are eliminated with a corresponding charge to amortization of deferred policy acquisition costs or interest credited to contractholder funds, respectively.

The costs assigned to the right to receive future cash flows from certain business purchased from other insurers are also classified as DAC in the Consolidated Statements of Financial Position. The costs capitalized represent the present value of future profits expected to be earned over the lives of the contracts acquired. These costs are amortized as profits emerge over the lives of the acquired business and are periodically evaluated for recoverability. The present value of future profits was $136 million and $133 million as of December 31, 2011 and 2010, respectively. Amortization expense of the present value of future profits was $39 million, $23 million and $28 million in 2011, 2010 and 2009, respectively.

Reinsurance

In the normal course of business, the Company seeks to limit aggregate and single exposure to losses on large risks by purchasing reinsurance. The Company has also used reinsurance to effect the acquisition or disposition of certain blocks of business. The amounts reported as reinsurance recoverables include amounts billed to reinsurers on losses paid as well as estimates of amounts expected to be recovered from reinsurers on insurance liabilities and contractholder funds that have not yet been paid. Reinsurance recoverables on unpaid losses are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. Insurance liabilities are reported gross of reinsurance recoverables. Reinsurance premiums are generally reflected in income in a manner consistent with the recognition of premiums on the reinsured contracts. For catastrophe coverage, the cost of reinsurance premiums is recognized ratably over the contract period to the extent coverage remains available. Reinsurance does not extinguish the Company's primary liability under the policies written. Therefore, the Company regularly evaluates the financial condition of its reinsurers, including their activities with respect to claim settlement practices and commutations, and establishes allowances for uncollectible reinsurance as appropriate.

Goodwill

Goodwill represents the excess of amounts paid for acquiring businesses over the fair value of the net assets acquired. The goodwill balances were $824 million and $418 million as of December 31, 2011 and $456 million and $418 million as of December 31, 2010 for the Allstate Protection segment and the Allstate Financial segment, respectively. The increase in 2011 relates to the acquisition of Esurance and Answer Financial. The Company's reporting units are equivalent to its reporting segments, Allstate Protection and Allstate Financial. Goodwill is allocated to reporting units based on which unit is expected to benefit from the synergies of the business combination. Goodwill is not amortized but is tested for impairment at least annually. The Company performs its annual goodwill impairment testing during the fourth quarter of each year based upon data as of the close of the third quarter. The Company also reviews goodwill for impairment whenever events or changes in circumstances, such as deteriorating or adverse market conditions, indicate that it is more likely than not that the carrying amount of goodwill may exceed its implied fair value.

To estimate the fair value of its reporting units, the Company may utilize a combination of widely accepted valuation techniques including a stock price and market capitalization analysis, discounted cash flow calculations and peer company price to earnings multiples analysis. The stock price and market capitalization analysis takes into consideration the quoted market price of the Company's outstanding common stock and includes a control premium, derived from historical insurance industry acquisition activity, in determining the estimated fair value of the consolidated entity before allocating that fair value to individual reporting units. The discounted cash flow analysis utilizes long term assumptions for revenue growth, capital growth, earnings projections including those used in the Company's strategic plan, and an appropriate discount rate. The peer company price to earnings multiples analysis takes into consideration the price earnings multiples of peer companies for each reporting unit and estimated income from the Company's strategic plan.

Goodwill impairment evaluations indicated no impairment as of December 31, 2011 or 2010.

Property and equipment

Property and equipment is carried at cost less accumulated depreciation. Included in property and equipment are capitalized costs related to computer software licenses and software developed for internal use. These costs generally consist of certain external payroll and payroll related costs. Certain facilities and equipment held under capital leases are also classified as property and equipment with the related lease obligations recorded as liabilities. Property and equipment depreciation is calculated using the straight-line method over the estimated useful lives of the assets, generally 3 to 10 years for equipment and 40 years for real property. Depreciation expense is reported in operating costs and expenses. Accumulated depreciation on property and equipment was $2.29 billion and $2.41 billion as of December 31, 2011 and 2010, respectively. Depreciation expense on property and equipment was $222 million, $239 million and $256 million in 2011, 2010 and 2009, respectively. The Company reviews its property and equipment for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Income taxes

The income tax provision is calculated under the liability method. Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates. The principal assets and liabilities giving rise to such differences are DAC, unrealized capital gains and losses on certain investments, differences in tax bases of invested assets, insurance reserves and unearned premiums. A deferred tax asset valuation allowance is established when there is uncertainty that such assets will be realized.

Reserves for property-liability insurance claims and claims expense and life-contingent contract benefits

The reserve for property-liability insurance claims and claims expense is the estimate of amounts necessary to settle all reported and unreported claims for the ultimate cost of insured property-liability losses, based upon the facts of each case and the Company's experience with similar cases. Estimated amounts of salvage and subrogation are deducted from the reserve for claims and claims expense. The establishment of appropriate reserves, including reserves for catastrophes, is an inherently uncertain and complex process. Reserve estimates are regularly reviewed and updated, using the most current information available. Any resulting reestimates are reflected in current results of operations.

The reserve for life-contingent contract benefits payable under insurance policies, including traditional life insurance, life-contingent immediate annuities and voluntary accident and health products, is computed on the basis of long-term actuarial assumptions of future investment yields, mortality, morbidity, policy terminations and expenses. These assumptions, which for traditional life insurance are applied using the net level premium method, include provisions for adverse deviation and generally vary by characteristics such as type of coverage, year of issue and policy duration. To the extent that unrealized gains on fixed income securities would result in a premium deficiency if those gains were realized, the related increase in reserves for certain immediate annuities with life contingencies is recorded net of tax as a reduction of unrealized net capital gains included in accumulated other comprehensive income.

Contractholder funds

Contractholder funds represent interest-bearing liabilities arising from the sale of products such as interest-sensitive life insurance, fixed annuities, bank deposits and funding agreements. Contractholder funds primarily comprise deposits received and interest credited to the benefit of the contractholder less surrenders and withdrawals, mortality charges and administrative expenses. Contractholder funds also include reserves for secondary guarantees on interest-sensitive life insurance and certain fixed annuity contracts and reserves for certain guarantees on reinsured variable annuity contracts.

Separate accounts

Separate accounts assets are carried at fair value. The assets of the separate accounts are legally segregated and available only to settle separate account contract obligations. Separate accounts liabilities represent the contractholders' claims to the related assets and are carried at an amount equal to the separate accounts assets. Investment income and realized capital gains and losses of the separate accounts accrue directly to the contractholders and therefore are not included in the Company's Consolidated Statements of Operations. Deposits to and surrenders and withdrawals from the separate accounts are reflected in separate accounts liabilities and are not included in consolidated cash flows.

Absent any contract provision wherein the Company provides a guarantee, variable annuity and variable life insurance contractholders bear the investment risk that the separate accounts' funds may not meet their stated investment objectives. Substantially all of the Company's variable annuity business was reinsured beginning in 2006.

Deferred Employee Stock Ownership Plan ("ESOP") expense

Deferred ESOP expense represents the remaining unrecognized cost of shares acquired by the Allstate ESOP to pre-fund a portion of the Company's contribution to the Allstate 401(k) Savings Plan.

Equity incentive plans

The Company currently has equity incentive plans that permit the Company to grant nonqualified stock options, incentive stock options and restricted stock units ("equity awards") to certain employees and directors of the Company. The Company recognizes the fair value of equity awards computed at the award date over the period in which the requisite service is rendered. The Company uses a binomial lattice model to determine the fair value of employee stock options.

Off-balance-sheet financial instruments

Commitments to invest, commitments to purchase private placement securities, commitments to extend loans, financial guarantees and credit guarantees have off-balance-sheet risk because their contractual amounts are not recorded in the Company's Consolidated Statements of Financial Position (see Note 7 and Note 14).

Consolidation of variable interest entities ("VIEs")

The Company consolidates VIEs when it is the primary beneficiary. A primary beneficiary is the entity with both the power to direct the activities of the VIE that most significantly impact the economic performance of the VIE and the obligation to absorb losses, or the right to receive benefits, that could potentially be significant to the VIE (see Note 12).

Foreign currency translation

The local currency of the Company's foreign subsidiaries is deemed to be the functional currency of the country in which these subsidiaries operate. The financial statements of the Company's foreign subsidiaries are translated into U.S. dollars at the exchange rate in effect at the end of a reporting period for assets and liabilities and at average exchange rates during the period for results of operations. The unrealized gains and losses from the translation of the net assets are recorded as unrealized foreign currency translation adjustments and included in accumulated other comprehensive income. Changes in unrealized foreign currency translation adjustments are included in other comprehensive income. Gains and losses from foreign currency transactions are reported in operating costs and expenses and have not been material.

Earnings per share

Basic earnings per share is computed using the weighted average number of common shares outstanding, including unvested participating restricted stock units. Diluted earnings per share is computed using the weighted average number of common and dilutive potential common shares outstanding. For the Company, dilutive potential common shares consist of outstanding stock options and unvested non-participating restricted stock units.

The computation of basic and diluted earnings per share for the years ended December 31 is presented in the following table.

($ in millions, except per share data)	2011	2010	2009
Numerator:			
Net income	$ 788	$ 928	$ 854
Denominator:			
Weighted average common shares outstanding	520.7	540.3	539.6
Effect of dilutive potential common shares:			
Stock options	1.8	2.0	1.3
Restricted stock units (non-participating)	0.6	0.2	—
Weighted average common and dilutive potential common shares outstanding	523.1	542.5	540.9
Earnings per share - Basic	$ 1.51	$ 1.72	$ 1.58
Earnings per share - Diluted	$ 1.51	$ 1.71	$ 1.58

The effect of dilutive potential common shares does not include the effect of options with an anti-dilutive effect on earnings per share because their exercise prices exceed the average market price of Allstate common shares during the period or for which the unrecognized compensation cost would have an anti-dilutive effect. Options to purchase 27.2 million, 26.7 million and 25.9 million Allstate common shares, with exercise prices ranging from $22.71 to $62.84, $27.36 to $64.53 and $23.13 to $65.38, were outstanding in 2011, 2010 and 2009, respectively, but were not included in the computation of diluted earnings per share in those years.

Adopted accounting standards

Consolidation Analysis Considering Investments Held through Separate Accounts

In April 2010, the Financial Accounting Standards Board ("FASB") issued guidance clarifying that an insurer is not required to combine interests in investments held in a qualifying separate account with its interests in the same investments held in the general account when performing a consolidation evaluation. The adoption of this guidance as of January 1, 2011 had no impact on the Company's results of operations or financial position.

Disclosure of Supplementary Pro Forma Information for Business Combinations

In December 2010, the FASB issued disclosure guidance for entities that enter into material business combinations. The guidance specifies that if an entity presents comparative financial statements, it should disclose pro forma revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. The guidance expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination. The Company will apply the guidance to any material business combinations entered into on or after January 1, 2011.

Criteria for Classification as a Troubled Debt Restructuring ("TDR")

In April 2011, the FASB issued clarifying guidance related to determining whether a loan modification or restructuring should be classified as a TDR. The additional guidance provided pertains to the two criteria used to determine whether a TDR exists, whether the creditor has granted a concession and whether the debtor is experiencing financial difficulties. The guidance related to the identification of a TDR is to be applied retrospectively to the beginning of the annual period of adoption. The measurement of impairment on a TDR identified under this guidance is effective prospectively. Additional disclosures about TDRs of financing receivables are also required. The adoption of this guidance as of July 1, 2011 did not have a material effect on the Company's results of operations or financial position.

Pending accounting standards

Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts

In October 2010, the FASB issued guidance modifying the definition of the types of costs incurred by insurance entities that can be capitalized in the acquisition of new and renewal insurance contracts. The guidance specifies that the costs must be directly related to the successful acquisition of insurance contracts. The guidance also specifies that advertising costs should be included as deferred acquisition costs only when the direct-response advertising accounting criteria are met. The new guidance is effective for reporting periods beginning after December 15, 2011. The Company will adopt the new guidance retrospectively. Upon adoption on January 1, 2012, the DAC balance will be reduced by an estimated $571 million with a corresponding decrease to shareholders' equity of an estimated $375 million, net of taxes. In future periods, operating costs and expenses will increase since a lower amount of acquisition costs will be capitalized, which will be partially offset by a decrease in amortization of DAC due to the retrospective reduction of the DAC balance.

Criteria for Determining Effective Control for Repurchase Agreements

In April 2011, the FASB issued guidance modifying the assessment criteria of effective control for repurchase agreements. The new guidance removes the criteria requiring an entity to have the ability to repurchase or redeem financial assets on substantially the agreed terms and the collateral maintenance guidance related to that criteria. The guidance is to be applied prospectively to transactions or modifications of existing transactions that occur during reporting periods beginning on or after December 15, 2011. Early adoption is not permitted. The impact of adoption is not expected to be material to the Company's results of operations or financial position.

Amendments to Fair Value Measurement and Disclosure Requirements

In May 2011, the FASB issued guidance that clarifies the application of existing fair value measurement and disclosure requirements and amends certain fair value measurement principles, requirements and disclosures. Changes were made to improve consistency in global application. The guidance is to be applied prospectively for reporting periods beginning after December 15, 2011. Early adoption is not permitted. The impact of adoption is not expected to be material to the Company's results of operations or financial position.

Presentation of Comprehensive Income

In June and December 2011, the FASB issued guidance amending the presentation of comprehensive income and its components. Under the new guidance, a reporting entity has the option to present comprehensive income in a single continuous statement or in two separate but consecutive statements. The guidance is effective for reporting periods beginning after December 15, 2011 and is to be applied retrospectively. The new guidance affects presentation only and will have no impact on the Company's results of operations or financial position.

Intangibles - Goodwill and Other

In September 2011, the FASB issued guidance providing the option to first assess qualitative factors, such as macroeconomic conditions and industry and market considerations, to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If impairment is indicated by the qualitative assessment, then it is necessary to perform the two-step goodwill impairment test. If the option is not elected, the guidance requiring the two-step goodwill impairment test is unchanged. The new guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. The impact of adoption is not expected to be material to the Company's results of operations or financial position.

Disclosures about Offsetting Assets and Liabilities for Financial Instruments and Derivative Instruments

In December 2011, the FASB issued guidance requiring expanded disclosures, including both gross and net information, for financial instruments and derivative instruments that are either offset in the reporting entity's financial statements or those that are subject to an enforceable master netting arrangement or similar agreement. The guidance is effective for reporting periods beginning on or after January 1, 2013 and is to be applied retrospectively. The new guidance affects disclosures only and will have no impact on the Company's results of operations or financial position.

3. Acquisition

On October 7, 2011, The Allstate Corporation acquired all of the shares of White Mountains, Inc. and Answer Financial Inc. ("Answer Financial") from White Mountains Holdings (Luxembourg) S.à r.l. for $1.01 billion in cash. White Mountains, Inc. primarily comprises the Esurance insurance business ("Esurance"). Esurance sells private passenger auto insurance direct to consumers online, through a call center and through select agents, including Answer Financial. Answer Financial is an independent personal lines insurance agency that offers comparison quotes for auto and homeowners insurance from more than a dozen insurance companies through its website and over the phone. Esurance expands the Company's ability to serve the self-directed, brand-sensitive market segment. Answer Financial strengthens the Company's offering to self-directed consumers who want a choice between insurance carriers.

In connection with the acquisition, the Company recorded present value of future profits of $42 million, goodwill of $368 million, other intangible assets of $426 million, reserve for property-liability claims and claims expense of $487 million, and unearned premiums of $229 million.

4. Supplemental Cash Flow Information

Non-cash investment exchanges, including modifications of certain mortgage loans (primarily refinances at maturity with no concessions granted to the borrower), fixed income securities, limited partnerships and other investments, as well as mergers completed with equity securities, totaled $601 million, $664 million and $485 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Liabilities for collateral received in conjunction with the Company's securities lending program were $419 million, $461 million and $449 million as of December 31, 2011, 2010 and 2009, respectively, and are reported in other liabilities and accrued expenses. Obligations to return cash collateral for over-the-counter ("OTC") derivatives were $43 million, $23 million and $209 million as of December 31, 2011, 2010 and 2009, respectively, and are reported in other liabilities and accrued expenses or other investments. The accompanying cash flows are included in cash flows from operating activities in the Consolidated Statements of Cash Flows along with the activities resulting from management of the proceeds, which for the years ended December 31 are as follows:

($ in millions)	2011	2010	2009
Net change in proceeds managed			
Net change in short-term investments	$ 21	$ 171	$ (316)
Operating cash flow provided (used)	21	171	(316)
Net change in cash	1	3	(2)
Net change in proceeds managed	$ 22	$ 174	$ (318)
Net change in liabilities			
Liabilities for collateral, beginning of year	$ (484)	$ (658)	$ (340)
Liabilities for collateral, end of year	(462)	(484)	(658)
Operating cash flow (used) provided	$ (22)	$ (174)	$ 318

5. Investments

Fair values

The amortized cost, gross unrealized gains and losses and fair value for fixed income securities are as follows:

($ in millions)	Amortized cost	Gross unrealized Gains	Gross unrealized Losses	Fair value
December 31, 2011				
U.S. government and agencies	$ 5,966	$ 349	$ —	$ 6,315
Municipal	13,634	863	(256)	14,241
Corporate	41,217	2,743	(379)	43,581
Foreign government	1,866	216	(1)	2,081
RMBS	4,532	110	(521)	4,121
CMBS	1,962	48	(226)	1,784
ABS	4,180	73	(287)	3,966
Redeemable preferred stock	22	2	—	24
Total fixed income securities	$ 73,379	$ 4,404	$ (1,670)	$ 76,113

($ in millions)	Amortized cost	Gross unrealized Gains	Gross unrealized Losses	Fair value
December 31, 2010				
U.S. government and agencies	$ 8,320	$ 327	$ (51)	$ 8,596
Municipal	16,201	379	(646)	15,934
Corporate	36,260	1,816	(421)	37,655
Foreign government	2,821	347	(10)	3,158
RMBS	8,509	216	(732)	7,993
CMBS	2,213	58	(277)	1,994
ABS	4,425	113	(294)	4,244
Redeemable preferred stock	37	1	—	38
Total fixed income securities	$ 78,786	$ 3,257	$ (2,431)	$ 79,612

Scheduled maturities

The scheduled maturities for fixed income securities are as follows as of December 31, 2011:

($ in millions)	Amortized cost	Fair value
Due in one year or less	$ 3,243	$ 3,279
Due after one year through five years	21,377	22,153
Due after five years through ten years	21,718	23,247
Due after ten years	18,329	19,347
	64,667	68,026
RMBS and ABS	8,712	8,087
Total	$ 73,379	$ 76,113

Actual maturities may differ from those scheduled as a result of prepayments by the issuers. Because of the potential for prepayment on RMBS and ABS, they are not categorized by contractual maturity. CMBS are categorized by contractual maturity because they generally are not subject to prepayment risk.

Net investment income

Net investment income for the years ended December 31 is as follows:

($ in millions)	2011	2010	2009
Fixed income securities	$ 3,484	$ 3,737	$ 3,998
Equity securities	122	90	80
Mortgage loans	359	385	498
Limited partnership interests	88	40	17
Short-term investments	6	8	27
Other	95	19	(10)
Investment income, before expense	4,154	4,279	4,610
Investment expense	(183)	(177)	(166)
Net investment income	$ 3,971	$ 4,102	$ 4,444

Realized capital gains and losses

Realized capital gains and losses by asset type for the years ended December 31 are as follows:

($ in millions)	2011	2010	2009
Fixed income securities	$ 712	$ (366)	$ (302)
Equity securities	63	153	181
Mortgage loans	(27)	(71)	(144)
Limited partnership interests	159	57	(446)
Derivatives	(397)	(600)	206
Other	(7)	—	(78)
Realized capital gains and losses	$ 503	$ (827)	$ (583)

Realized capital gains and losses by transaction type for the years ended December 31 are as follows:

($ in millions)	2011	2010	2009
Impairment write-downs	$ (496)	$ (797)	$ (1,562)
Change in intent write-downs	(100)	(204)	(357)
Net other-than-temporary impairment losses recognized in earnings	(596)	(1,001)	(1,919)
Sales	1,336	686	1,272
Valuation of derivative instruments	(291)	(427)	367
Settlements of derivative instruments	(105)	(174)	(162)
EMA limited partnership income	159	89	(141)
Realized capital gains and losses	$ 503	$ (827)	$ (583)

Gross gains of $1.27 billion, $819 million and $1.21 billion and gross losses of $240 million, $435 million and $373 million were realized on sales of fixed income securities during 2011, 2010 and 2009, respectively.

Other-than-temporary impairment losses by asset type for the years ended December 31 are as follows:

($ in millions)	2011			2010			2009		
	Gross	Included in OCI	Net	Gross	Included in OCI	Net	Gross	Included in OCI	Net
Fixed income securities:									
Municipal	$ (59)	$ (3)	$ (62)	$ (203)	$ 24	$ (179)	$ (140)	$ 10	$ (130)
Corporate	(30)	6	(24)	(68)	2	(66)	(213)	(13)	(226)
Foreign government	(1)	—	(1)	—	—	—	(17)	—	(17)
RMBS	(196)	(39)	(235)	(381)	(47)	(428)	(672)	384	(288)
CMBS	(66)	1	(65)	(94)	(27)	(121)	(411)	102	(309)
ABS	(9)	2	(7)	(14)	(16)	(30)	(208)	(26)	(234)
Total fixed income securities	(361)	(33)	(394)	(760)	(64)	(824)	(1,661)	457	(1,204)
Equity securities	(139)	—	(139)	(57)	—	(57)	(264)	—	(264)
Mortgage loans	(37)	—	(37)	(71)	—	(71)	(103)	—	(103)
Limited partnership interests	(6)	—	(6)	(46)	—	(46)	(308)	—	(308)
Other	(20)	—	(20)	(3)	—	(3)	(40)	—	(40)
Other-than-temporary impairment losses	$ (563)	$ (33)	$ (596)	$ (937)	$ (64)	$ (1,001)	$ (2,376)	$ 457	$ (1,919)

The total amount of other-than-temporary impairment losses included in accumulated other comprehensive income at the time of impairment for fixed income securities, which were not included in earnings, are presented in the following table. The amount excludes $172 million and $322 million as of December 31, 2011 and 2010, respectively, of net unrealized gains related to changes in valuation of the fixed income securities subsequent to the impairment measurement date.

($ in millions)	December 31, 2011	December 31, 2010
Municipal	$ (11)	$ (27)
Corporate	(35)	(31)
RMBS	(353)	(467)
CMBS	(19)	(49)
ABS	(21)	(41)
Total	$ (439)	$ (615)

Rollforwards of the cumulative credit losses recognized in earnings for fixed income securities held as of December 31 are as follows:

($ in millions)	2011	2010	2009
Beginning balance	$ (1,046)	$ (1,187)	$ —
Beginning balance of cumulative credit loss for securities held as of April 1, 2009	—	—	(1,357)
Cumulative effect of change in accounting principle	—	81	—
Additional credit loss for securities previously other-than-temporarily impaired	(152)	(314)	(136)
Additional credit loss for securities not previously other-than-temporarily impaired	(150)	(312)	(518)
Reduction in credit loss for securities disposed or collected	379	638	824
Reduction in credit loss for securities the Company has made the decision to sell or more likely than not will be required to sell	15	43	—
Change in credit loss due to accretion of increase in cash flows	10	5	—
Ending balance	$ (944)	$ (1,046)	$ (1,187)

The Company uses its best estimate of future cash flows expected to be collected from the fixed income security, discounted at the security's original or current effective rate, as appropriate, to calculate a recovery value and determine whether a credit loss exists. The determination of cash flow estimates is inherently subjective and methodologies may vary depending on facts and circumstances specific to the security. All reasonably available information relevant to the collectability of the security, including past events, current conditions, and reasonable and supportable assumptions and forecasts, are considered when developing the estimate of cash flows expected to be collected. That information generally includes, but is not limited to, the remaining payment terms of the security, prepayment speeds, foreign exchange rates, the financial condition and future earnings potential of the issue or issuer, expected defaults, expected recoveries, the value of underlying collateral, vintage, geographic concentration, available reserves or escrows, current subordination levels, third party guarantees and other credit enhancements. Other information, such as industry analyst reports and forecasts, sector credit ratings, financial condition of the bond insurer for insured fixed income securities, and other market data relevant to the realizability of contractual cash flows, may also be considered. The estimated fair value of collateral will be used to estimate recovery value if the Company determines that the security is dependent on the liquidation of collateral for ultimate settlement. If the estimated recovery value is less than the amortized cost of the security, a credit loss exists and an other-than-temporary impairment for the difference between the estimated recovery value and amortized cost is recorded in earnings. The portion of the unrealized loss related to factors other than credit remains classified in accumulated other comprehensive income. If the Company determines that the fixed income security does not have sufficient cash flow or other information to estimate a recovery value for the security, the Company may conclude that the entire decline in fair value is deemed to be credit related and the loss is recorded in earnings.

Unrealized net capital gains and losses

Unrealized net capital gains and losses included in accumulated other comprehensive income are as follows:

($ in millions) December 31, 2011	Fair value	Gross unrealized Gains	Gross unrealized Losses	Unrealized net gains (losses)
Fixed income securities	$ 76,113	$ 4,404	$ (1,670)	$ 2,734
Equity securities	4,363	369	(209)	160
Short-term investments	1,291	—	—	—
Derivative instruments [(1)]	(12)	3	(20)	(17)
EMA limited partnership interests [(2)]				2
Unrealized net capital gains and losses, pre-tax				2,879
Amounts recognized for:				
Insurance reserves [(3)]				(637)
DAC and DSI [(4)]				(139)
Amounts recognized				(776)
Deferred income taxes				(740)
Unrealized net capital gains and losses, after-tax				$ 1,363

[(1)] Included in the fair value of derivative instruments are $(5) million classified as assets and $7 million classified as liabilities.

[(2)] Unrealized net capital gains and losses for limited partnership interests represent the Company's share of EMA limited partnerships' other comprehensive income. Fair value and gross gains and losses are not applicable.

[(3)] The insurance reserves adjustment represents the amount by which the reserve balance would increase if the net unrealized gains in the applicable product portfolios were realized and reinvested at current lower interest rates, resulting in a premium deficiency. Although the Company evaluates premium deficiencies on the combined performance of life insurance and immediate annuities with life contingencies, the adjustment primarily relates to structured settlement annuities with life contingencies, in addition to annuity buy-outs and certain payout annuities with life contingencies.

[(4)] The DAC and DSI adjustment balance represents the amount by which the amortization of DAC and DSI would increase or decrease if the unrealized gains or losses in the respective product portfolios were realized.

December 31, 2010	Fair value	Gross unrealized Gains	Gross unrealized Losses	Unrealized net gains (losses)
Fixed income securities	$ 79,612	$ 3,257	$ (2,431)	$ 826
Equity securities	4,811	646	(63)	583
Short-term investments	3,279	—	—	—
Derivative instruments [(1)]	(17)	2	(24)	(22)
Unrealized net capital gains and losses, pre-tax				1,387
Amounts recognized for:				
Insurance reserves				(41)
DAC and DSI				97
Amounts recognized				56
Deferred income taxes				(508)
Unrealized net capital gains and losses, after-tax				$ 935

[(1)] Included in the fair value of derivative instruments are $2 million classified as assets and $19 million classified as liabilities.

Change in unrealized net capital gains and losses

The change in unrealized net capital gains and losses for the years ended December 31 is as follows:

($ in millions)	2011	2010	2009
Fixed income securities	$ 1,908	$ 3,303	$ 6,019
Equity securities	(423)	404	511
Short-term investments	—	—	(3)
Derivative instruments	5	1	(34)
EMA limited partnership interests	2	—	—
Total	1,492	3,708	6,493
Amounts recognized for:			
Insurance reserves	(596)	(41)	378
DAC and DSI	(236)	(893)	(2,510)
Amounts recognized	(832)	(934)	(2,132)
Deferred income taxes	(232)	(969)	(1,493)
Increase in unrealized net capital gains and losses	$ 428	$ 1,805	$ 2,868

Portfolio monitoring

The Company has a comprehensive portfolio monitoring process to identify and evaluate each fixed income and equity security whose carrying value may be other-than-temporarily impaired.

For each fixed income security in an unrealized loss position, the Company assesses whether management with the appropriate authority has made the decision to sell or whether it is more likely than not the Company will be required to sell the security before recovery of the amortized cost basis for reasons such as liquidity, contractual or regulatory purposes. If a security meets either of these criteria, the security's decline in fair value is considered other than temporary and is recorded in earnings.

If the Company has not made the decision to sell the fixed income security and it is not more likely than not the Company will be required to sell the fixed income security before recovery of its amortized cost basis, the Company evaluates whether it expects to receive cash flows sufficient to recover the entire amortized cost basis of the security. The Company calculates the estimated recovery value by discounting the best estimate of future cash flows at the security's original or current effective rate, as appropriate, and compares this to the amortized cost of the security. If the Company does not expect to receive cash flows sufficient to recover the entire amortized cost basis of the fixed income security, the credit loss component of the impairment is recorded in earnings, with the remaining amount of the unrealized loss related to other factors recognized in other comprehensive income.

For equity securities, the Company considers various factors, including whether it has the intent and ability to hold the equity security for a period of time sufficient to recover its cost basis. Where the Company lacks the intent and ability to hold to recovery, or believes the recovery period is extended, the equity security's decline in fair value is considered other than temporary and is recorded in earnings. For equity securities managed by a third party, the Company has contractually retained its decision making authority as it pertains to selling equity securities that are in an unrealized loss position.

The Company's portfolio monitoring process includes a quarterly review of all securities to identify instances where the fair value of a security compared to its amortized cost (for fixed income securities) or cost (for equity securities) is below established thresholds. The process also includes the monitoring of other impairment indicators such as ratings, ratings downgrades and payment defaults. The securities identified, in addition to other securities for which the Company may have a concern, are evaluated for potential other-than-temporary impairment using all reasonably available information relevant to the collectability or recovery of the security. Inherent in the Company's evaluation of other-than-temporary impairment for these fixed income and equity securities are assumptions and estimates about the financial condition and future earnings potential of the issue or issuer. Some of the factors that may be considered in evaluating whether a decline in fair value is other than temporary are: 1) the financial condition, near-term and long-term prospects of the issue or issuer, including relevant industry specific market conditions and trends, geographic location and implications of rating agency actions and offering prices; 2) the specific reasons that a security is in an unrealized loss position, including overall market conditions which could affect liquidity; and 3) the length of time and extent to which the fair value has been less than amortized cost or cost.

The types of properties collateralizing the mortgage loans as of December 31 are as follows:

The following table summarizes the gross unrealized losses and fair value of fixed income and equity securities by the length of time that individual securities have been in a continuous unrealized loss position.

($ in millions)	Less than 12 months			12 months or more			Total
	Number of issues	Fair value	Unrealized losses	Number of issues	Fair value	Unrealized losses	Total unrealized losses
December 31, 2011							
Fixed income securities							
U.S. government and agencies	4	$ 61	$ —	—	$ —	$ —	$ —
Municipal	29	135	(11)	303	1,886	(245)	(256)
Corporate	307	3,439	(113)	105	1,273	(266)	(379)
Foreign government	11	85	(1)	1	1	—	(1)
RMBS	321	373	(11)	294	1,182	(510)	(521)
CMBS	47	378	(49)	68	489	(177)	(226)
ABS	89	960	(17)	108	1,020	(270)	(287)
Redeemable preferred stock	1	—	—	—	—	—	—
Total fixed income securities	809	5,431	(202)	879	5,851	(1,468)	(1,670)
Equity securities	1,397	2,120	(203)	32	30	(6)	(209)
Total fixed income and equity securities	2,206	$ 7,551	$ (405)	911	$ 5,881	$ (1,474)	$ (1,879)
Investment grade fixed income securities	665	$ 4,480	$ (145)	555	$ 3,773	$ (700)	$ (845)
Below investment grade fixed income securities	144	951	(57)	324	2,078	(768)	(825)
Total fixed income securities	809	$ 5,431	$ (202)	879	$ 5,851	$ (1,468)	$ (1,670)
December 31, 2010							
Fixed income securities							
U.S. government and agencies	32	$ 2,081	$ (51)	—	$ —	$ —	$ (51)
Municipal	847	4,130	(175)	411	2,715	(471)	(646)
Corporate	438	5,994	(186)	150	1,992	(235)	(421)
Foreign government	33	277	(9)	1	10	(1)	(10)
RMBS	280	583	(12)	422	1,939	(720)	(732)
CMBS	14	158	(3)	114	835	(274)	(277)
ABS	68	762	(8)	133	1,313	(286)	(294)
Total fixed income securities	1,712	13,985	(444)	1,231	8,804	(1,987)	(2,431)
Equity securities	773	610	(48)	44	91	(15)	(63)
Total fixed income and equity securities	2,485	$ 14,595	$ (492)	1,275	$ 8,895	$ (2,002)	$ (2,494)
Investment grade fixed income securities	1,607	$ 13,280	$ (408)	857	$ 6,217	$ (943)	$ (1,351)
Below investment grade fixed income securities	105	705	(36)	374	2,587	(1,044)	(1,080)
Total fixed income securities	1,712	$ 13,985	$ (444)	1,231	$ 8,804	$ (1,987)	$ (2,431)

As of December 31, 2011, $634 million of unrealized losses are related to securities with an unrealized loss position less than 20% of amortized cost or cost, the degree of which suggests that these securities do not pose a high risk of being other-than-temporarily impaired. Of the $634 million, $363 million are related to unrealized losses on investment grade fixed income securities. Investment grade is defined as a security having a rating of Aaa, Aa, A or Baa from Moody's, a rating of AAA, AA, A or BBB from S&P, Fitch, Dominion or Realpoint, a rating of aaa, aa, a or bbb from A.M. Best, or a comparable internal rating if an externally provided rating is not available. Unrealized losses on investment grade securities are principally related to widening credit spreads or rising interest rates since the time of initial purchase.

As of December 31, 2011, the remaining $1.25 billion of unrealized losses are related to securities in unrealized loss positions greater than or equal to 20% of amortized cost or cost. Investment grade fixed income securities comprising $482 million of these unrealized losses were evaluated based on factors such as expected cash flows and the financial condition and near-term and long-term prospects of the issue or issuer and were determined to have adequate resources to fulfill contractual obligations. Of the $1.25 billion, $693 million are related to below investment grade fixed income securities and $70 million are related to equity securities. Of these amounts, $486 million of the below investment grade fixed income securities had been in an unrealized loss position greater than or equal to 20% of amortized cost for a period of twelve or more consecutive months as of December 31, 2011. Unrealized losses on below investment grade securities are principally related to RMBS, CMBS and ABS and were the result of wider credit spreads resulting from higher risk premiums since the time of initial purchase, largely due to macroeconomic conditions and credit market deterioration, including the impact of lower real estate valuations.

RMBS, CMBS and ABS in an unrealized loss position were evaluated based on actual and projected collateral losses relative to the securities' positions in the respective securitization trusts, security specific expectations of cash flows, and credit ratings. This evaluation also takes into consideration credit enhancement, measured in terms of (i) subordination from other classes of securities in the trust that are contractually obligated to absorb losses before the class of security the Company owns, (ii) the expected impact of other structural features embedded in the securitization trust beneficial to the class of securities the Company owns, such as overcollateralization and excess spread, and (iii) for RMBS and ABS in an unrealized loss position, credit enhancements from reliable bond insurers, where applicable. Municipal bonds in an unrealized loss position were evaluated based on the quality of the underlying securities. Unrealized losses on equity securities are primarily related to temporary equity market fluctuations of securities that are expected to recover.

As of December 31, 2011, the Company has not made the decision to sell and it is not more likely than not the Company will be required to sell fixed income securities with unrealized losses before recovery of the amortized cost basis. As of December 31, 2011, the Company had the intent and ability to hold equity securities with unrealized losses for a period of time sufficient for them to recover.

Limited partnerships

As of December 31, 2011 and December 31, 2010, the carrying value of equity method limited partnership interests totaled $3.13 billion and $2.47 billion, respectively. The Company recognizes an impairment loss for equity method investments when evidence demonstrates that the loss is other than temporary. Evidence of a loss in value that is other than temporary may include the absence of an ability to recover the carrying amount of the investment or the inability of the investee to sustain a level of earnings that would justify the carrying amount of the investment. In 2011, 2010 and 2009, the Company had write-downs related to equity method limited partnership interests of $2 million, $1 million and $11 million, respectively.

As of December 31, 2011 and December 31, 2010, the carrying value for cost method limited partnership interests was $1.57 billion and $1.35 billion, respectively. To determine if an other-than-temporary impairment has occurred, the Company evaluates whether an impairment indicator has occurred in the period that may have a significant adverse effect on the carrying value of the investment. Impairment indicators may include: significantly reduced valuations of the investments held by the limited partnerships; actual recent cash flows received being significantly less than expected cash flows; reduced valuations based on financing completed at a lower value; completed sale of a material underlying investment at a price significantly lower than expected; or any other adverse events since the last financial statements received that might affect the fair value of the investee's capital. Additionally, the Company's portfolio monitoring process includes a quarterly review of all cost method limited partnerships to identify instances where the net asset value is below established thresholds for certain periods of time, as well as investments that are performing below expectations, for further impairment consideration. If a cost method limited partnership is other-than-temporarily impaired, the carrying value is written down to fair value, generally estimated to be equivalent to the reported net asset value of the underlying funds. In 2011, 2010 and 2009, the Company had write-downs related to cost method investments of $4 million, $45 million and $297 million, respectively.

Mortgage loans

The Company's mortgage loans are commercial mortgage loans collateralized by a variety of commercial real estate property types located throughout the United States and totaled, net of valuation allowance, $7.14 billion and $6.68 billion as of December 31, 2011 and 2010, respectively. Substantially all of the commercial mortgage loans are non-recourse to the borrower. The following table shows the principal geographic distribution of commercial real estate represented in the Company's mortgage loan portfolio. No other state represented more than 5% of the portfolio as of December 31.

(% of mortgage loan portfolio carrying value)	**2011**	**2010**
California	22.6%	23.2%
Illinois	9.1	9.4
New Jersey	6.5	6.5
Texas	6.2	5.3
New York	5.8	6.6
Pennsylvania	5.3	5.6

The types of properties collateralizing the mortgage loans as of December 31 are as follows:

(% of mortgage loan portfolio carrying value)	2011	2010
Office buildings	27.9%	32.1%
Retail	24.8	27.3
Apartment complex	19.6	12.8
Warehouse	19.4	21.9
Other	8.3	5.9
Total	100.0%	100.0%

The contractual maturities of the mortgage loan portfolio as of December 31, 2011, excluding $43 million of mortgage loans in the process of foreclosure, are as follows:

($ in millions)	Number of loans	Carrying value	Percent
2012	59	$ 580	8.2%
2013	59	473	6.6
2014	70	935	13.2
2015	64	942	13.3
Thereafter	377	4,166	58.7
Total	629	$ 7,096	100.0%

Mortgage loans are evaluated for impairment on a specific loan basis through a quarterly credit monitoring process and review of key credit quality indicators. Mortgage loans are considered impaired when it is probable that the Company will not collect the contractual principal and interest. Valuation allowances are established for impaired loans to reduce the carrying value to the fair value of the collateral less costs to sell or the present value of the loan's expected future repayment cash flows discounted at the loan's original effective interest rate. Impaired mortgage loans may not have a valuation allowance when the fair value of the collateral less costs to sell is higher than the carrying value. Mortgage loan valuation allowances are charged off when there is no reasonable expectation of recovery. The impairment evaluation is non-statistical in respect to the aggregate portfolio but considers facts and circumstances attributable to each loan. It is not considered probable that additional impairment losses, beyond those identified on a specific loan basis, have been incurred as of December 31, 2011.

Accrual of income is suspended for mortgage loans that are in default or when full and timely collection of principal and interest payments is not probable. Cash receipts on mortgage loans on nonaccrual status are generally recorded as a reduction of carrying value.

Debt service coverage ratio is considered a key credit quality indicator when mortgage loans are evaluated for impairment. Debt service coverage ratio represents the amount of estimated cash flows from the property available to the borrower to meet principal and interest payment obligations. Debt service coverage ratio estimates are updated annually or more frequently if conditions are warranted based on the Company's credit monitoring process.

The following table reflects the carrying value of non-impaired fixed rate and variable rate mortgage loans summarized by debt service coverage ratio distribution as of December 31:

($ in millions)	2011			2010		
Debt service coverage ratio distribution	Fixed rate mortgage loans	Variable rate mortgage loans	Total	Fixed rate mortgage loans	Variable rate mortgage loans	Total
Below 1.0	$ 345	$ —	$ 345	$ 280	$ —	$ 280
1.0 - 1.25	1,527	44	1,571	1,583	16	1,599
1.26 - 1.50	1,573	24	1,597	1,520	5	1,525
Above 1.50	3,214	168	3,382	2,540	546	3,086
Total non-impaired mortgage loans	$ 6,659	$ 236	$ 6,895	$ 5,923	$ 567	$ 6,490

Mortgage loans with a debt service coverage ratio below 1.0 that are not considered impaired primarily relate to instances where the borrower has the financial capacity to fund the revenue shortfalls from the properties for the foreseeable term, the decrease in cash flows from the properties is considered temporary, or there are other risk mitigating circumstances such as additional collateral, escrow balances or borrower guarantees.

The net carrying value of impaired mortgage loans as of December 31 is as follows:

($ in millions)	2011	2010
Impaired mortgage loans with a valuation allowance	$ 244	$ 168
Impaired mortgage loans without a valuation allowance	—	21
Total impaired mortgage loans	$ 244	$ 189
Valuation allowance on impaired mortgage loans	$ 63	$ 84

The average balance of impaired loans was $210 million, $278 million and $327 million during 2011, 2010 and 2009, respectively.

The rollforward of the valuation allowance on impaired mortgage loans for the years ended December 31 is as follows:

($ in millions)	2011	2010	2009
Beginning balance	$ 84	$ 95	$ 4
Net increase in valuation allowance	37	65	97
Charge offs	(58)	(76)	(6)
Ending balance	$ 63	$ 84	$ 95

The carrying value of past due mortgage loans as of December 31 is as follows:

($ in millions)	2011	2010
Less than 90 days past due	$ —	$ 12
90 days or greater past due	43	78
Total past due	43	90
Current loans	7,096	6,589
Total mortgage loans	$ 7,139	$ 6,679

Municipal bonds

The Company maintains a diversified portfolio of municipal bonds. The following table shows the principal geographic distribution of municipal bond issuers represented in the Company's portfolio as of December 31. No other state represents more than 5% of the portfolio.

(% of municipal bond portfolio carrying value)	2011	2010
California	10.4%	12.3%
Texas	7.7	10.1
Florida	5.9	5.8
New York	5.3	4.3

Concentration of credit risk

As of December 31, 2011, the Company is not exposed to any credit concentration risk of a single issuer and its affiliates greater than 10% of the Company's shareholders' equity.

Securities loaned

The Company's business activities include securities lending programs with third parties, mostly large banks. As of December 31, 2011 and 2010, fixed income and equity securities with a carrying value of $406 million and $448 million, respectively, were on loan under these agreements. In return, the Company receives cash that it invests and includes in short-term investments and fixed income securities, with an offsetting liability recorded in other liabilities and accrued expenses to account for the Company's obligation to return the collateral. Interest income on collateral, net of fees, was $2 million in 2011, 2010 and 2009.

Other investment information

Included in fixed income securities are below investment grade assets totaling $6.01 billion and $6.66 billion as of December 31, 2011 and 2010, respectively.

As of December 31, 2011, fixed income securities and short-term investments with a carrying value of $293 million were on deposit with regulatory authorities as required by law.

As of December 31, 2011, the carrying value of fixed income securities and other investments that were non-income producing was $36 million.

6. Fair Value of Assets and Liabilities

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The hierarchy for inputs used in determining fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Assets and liabilities recorded on the Consolidated Statements of Financial Position at fair value are categorized in the fair value hierarchy based on the observability of inputs to the valuation techniques as follows:

Level 1: Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company can access.

Level 2: Assets and liabilities whose values are based on the following:

(a) Quoted prices for similar assets or liabilities in active markets;

(b) Quoted prices for identical or similar assets or liabilities in markets that are not active; or

(c) Valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Unobservable inputs reflect the Company's estimates of the assumptions that market participants would use in valuing the assets and liabilities.

The availability of observable inputs varies by instrument. In situations where fair value is based on internally developed pricing models or inputs that are unobservable in the market, the determination of fair value requires more judgment. The degree of judgment exercised by the Company in determining fair value is typically greatest for instruments categorized in Level 3. In many instances, valuation inputs used to measure fair value fall into different levels of the fair value hierarchy. The category level in the fair value hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company uses prices and inputs that are current as of the measurement date, including during periods of market disruption. In periods of market disruption, the ability to observe prices and inputs may be reduced for many instruments.

The Company has two types of situations where investments are classified as Level 3 in the fair value hierarchy. The first is where quotes continue to be received from independent third-party valuation service providers and all significant inputs are market observable; however, there has been a significant decrease in the volume and level of activity for the asset when compared to normal market activity such that the degree of market observability has declined to a point where categorization as a Level 3 measurement is considered appropriate. The indicators considered in determining whether a significant decrease in the volume and level of activity for a specific asset has occurred include the level of new issuances in the primary market, trading volume in the secondary market, the level of credit spreads over historical levels, applicable bid-ask spreads, and price consensus among market participants and other pricing sources.

The second situation where the Company classifies securities in Level 3 is where specific inputs significant to the fair value estimation models are not market observable. This occurs in two primary instances. The first relates to the Company's use of broker quotes to value certain securities where the inputs have not been corroborated to be market observable. The second relates to auction rate securities ("ARS") backed by student loans for which a key input, the anticipated date liquidity will return to this market, is not market observable.

Certain assets are not carried at fair value on a recurring basis, including investments such as mortgage loans, limited partnership interests, bank loans and policy loans. Accordingly, such investments are only included in the fair value hierarchy disclosure when the investment is subject to remeasurement at fair value after initial recognition and the resulting remeasurement is reflected in the consolidated financial statements. In addition, derivatives embedded in fixed income securities are not disclosed in the hierarchy as free-standing derivatives since they are presented with the host contracts in fixed income securities.

In determining fair value, the Company principally uses the market approach which generally utilizes market transaction data for the same or similar instruments. To a lesser extent, the Company uses the income approach which involves determining fair values from discounted cash flow methodologies. For the majority of Level 2 and Level 3 valuations, a combination of the market and income approaches is used.

Summary of significant valuation techniques for assets and liabilities measured at fair value on a recurring basis

Level 1 measurements

- Fixed income securities: Comprise U.S. Treasuries. Valuation is based on unadjusted quoted prices for identical assets in active markets that the Company can access.
- Equity securities: Comprise actively traded, exchange-listed U.S. and international equity securities. Valuation is based on unadjusted quoted prices for identical assets in active markets that the Company can access.
- Short-term: Comprise actively traded money market funds that have daily quoted net asset values for identical assets that the Company can access.
- Separate account assets: Comprise actively traded mutual funds that have daily quoted net asset values for identical assets that the Company can access. Net asset values for the actively traded mutual funds in which the separate account assets are invested are obtained daily from the fund managers.

Level 2 measurements

- Fixed income securities:

  U.S. government and agencies: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.

  Municipal: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.

  Corporate, including privately placed: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads. Also included are privately placed securities valued using a discounted cash flow model that is widely accepted in the financial services industry and uses market observable inputs and inputs derived principally from, or corroborated by, observable market data. The primary inputs to the discounted cash flow model include an interest rate yield curve, as well as published credit spreads for similar assets in markets that are not active that incorporate the credit quality and industry sector of the issuer.

  Foreign government: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.

  RMBS and ABS: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, prepayment speeds, collateral performance and credit spreads. Certain ABS are valued based on non-binding broker quotes whose inputs have been corroborated to be market observable.

  CMBS: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, collateral performance and credit spreads.

  Redeemable preferred stock: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, underlying stock prices and credit spreads.

- Equity securities: The primary inputs to the valuation include quoted prices or quoted net asset values for identical or similar assets in markets that are not active.
- Short-term: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads. For certain short-term investments, amortized cost is used as the best estimate of fair value.

- Other investments: Free-standing exchange listed derivatives that are not actively traded are valued based on quoted prices for identical instruments in markets that are not active.

  OTC derivatives, including interest rate swaps, foreign currency swaps, foreign exchange forward contracts, certain options and certain credit default swaps, are valued using models that rely on inputs such as interest rate yield curves, currency rates, and counterparty credit spreads that are observable for substantially the full term of the contract. The valuation techniques underlying the models are widely accepted in the financial services industry and do not involve significant judgment.

Level 3 measurements

- Fixed income securities:

  Municipal: ARS primarily backed by student loans that have become illiquid due to failures in the auction market are valued using a discounted cash flow model that is widely accepted in the financial services industry and uses significant non-market observable inputs, including estimates of future coupon rates if auction failures continue, the anticipated date liquidity will return to the market and illiquidity premium. Also included are municipal bonds that are not rated by third party credit rating agencies but are rated by the National Association of Insurance Commissioners ("NAIC"). The primary inputs to the valuation of these municipal bonds include quoted prices for identical or similar assets in markets that exhibit less liquidity relative to those markets supporting Level 2 fair value measurements, contractual cash flows, benchmark yields and credit spreads.

  Corporate, including privately placed: Primarily valued based on non-binding broker quotes where the inputs have not been corroborated to be market observable. Also included are equity-indexed notes which are valued using a discounted cash flow model that is widely accepted in the financial services industry and uses significant non-market observable inputs, such as volatility. Other inputs include an interest rate yield curve, as well as published credit spreads for similar assets that incorporate the credit quality and industry sector of the issuer.

  RMBS, CMBS and ABS: Valued based on non-binding broker quotes received from brokers who are familiar with the investments and where the inputs have not been corroborated to be market observable.

- Other investments: Certain OTC derivatives, such as interest rate caps and floors, certain credit default swaps and certain options (including swaptions), are valued using models that are widely accepted in the financial services industry. These are categorized as Level 3 as a result of the significance of non-market observable inputs such as volatility. Other primary inputs include interest rate yield curves and credit spreads.

- Contractholder funds: Derivatives embedded in certain life and annuity contracts are valued internally using models widely accepted in the financial services industry that determine a single best estimate of fair value for the embedded derivatives within a block of contractholder liabilities. The models primarily use stochastically determined cash flows based on the contractual elements of embedded derivatives, projected option cost and applicable market data, such as interest rate yield curves and equity index volatility assumptions. These are categorized as Level 3 as a result of the significance of non-market observable inputs.

Assets and liabilities measured at fair value on a non-recurring basis

Mortgage loans written-down to fair value in connection with recognizing impairments are valued based on the fair value of the underlying collateral less costs to sell. Limited partnership interests written-down to fair value in connection with recognizing other-than-temporary impairments are valued using net asset values.

The following table summarizes the Company's assets and liabilities measured at fair value on a recurring and non-recurring basis as of December 31, 2011:

($ in millions)	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Counterparty and cash collateral netting	Balance as of December 31, 2011
Assets					
Fixed income securities:					
U.S. government and agencies	$ 4,707	$ 1,608	$ —		$ 6,315
Municipal	—	12,909	1,332		14,241
Corporate	—	42,176	1,405		43,581
Foreign government	—	2,081	—		2,081
RMBS	—	4,070	51		4,121
CMBS	—	1,724	60		1,784
ABS	—	3,669	297		3,966
Redeemable preferred stock	—	23	1		24
Total fixed income securities	4,707	68,260	3,146		76,113
Equity securities	3,433	887	43		4,363
Short-term investments	188	1,103	—		1,291
Other investments:					
Free-standing derivatives	—	281	1	$ (114)	168
Separate account assets	6,984	—	—		6,984
Other assets	1	—	1		2
Total recurring basis assets	15,313	70,531	3,191	(114)	88,921
Non-recurring basis [1]	—	—	35		35
Total assets at fair value	$ 15,313	$ 70,531	$ 3,226	$ (114)	$ 88,956
% of total assets at fair value	17.2%	79.3%	3.6%	(0.1)%	100.0%
Liabilities					
Contractholder funds:					
Derivatives embedded in life and annuity contracts	$ —	$ —	$ (723)		$ (723)
Other liabilities:					
Free-standing derivatives	(1)	(112)	(96)	$ 77	(132)
Total liabilities at fair value	$ (1)	$ (112)	$ (819)	$ 77	$ (855)
% of total liabilities at fair value	0.1%	13.1%	95.8%	(9.0)%	100.0%

[1] Includes $19 million of mortgage loans and $16 million of other investments written-down to fair value in connection with recognizing other-than-temporary impairments.

The following table summarizes the Company's assets and liabilities measured at fair value on a recurring and non-recurring basis as of December 31, 2010:

($ in millions)	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Counterparty and cash collateral netting	Balance as of December 31, 2010
Assets					
Fixed income securities:					
U.S. government and agencies	$ 4,976	$ 3,620	$ —		$ 8,596
Municipal	—	13,918	2,016		15,934
Corporate	—	35,747	1,908		37,655
Foreign government	—	3,158	—		3,158
RMBS	—	6,199	1,794		7,993
CMBS	—	1,071	923		1,994
ABS	—	1,827	2,417		4,244
Redeemable preferred stock	—	37	1		38
Total fixed income securities	4,976	65,577	9,059		79,612
Equity securities	4,316	432	63		4,811
Short-term investments	174	3,105	—		3,279
Other investments:					
Free-standing derivatives	—	651	74	$ (286)	439
Separate account assets	8,676	—	—		8,676
Other assets	—	—	1		1
Total recurring basis assets	18,142	69,765	9,197	(286)	96,818
Non-recurring basis [1]	—	—	120		120
Total assets at fair value	$ 18,142	$ 69,765	$ 9,317	$ (286)	$ 96,938
% of total assets at fair value	18.7%	72.0%	9.6%	(0.3)%	100.0%
Liabilities					
Contractholder funds:					
Derivatives embedded in life and annuity contracts	$ —	$ —	$ (653)		$ (653)
Other liabilities:					
Free-standing derivatives	(2)	(529)	(95)	$ 263	(363)
Total liabilities at fair value	$ (2)	$ (529)	$ (748)	$ 263	$ (1,016)
% of total liabilities at fair value	0.2%	52.1%	73.6%	(25.9)%	100.0%

[1] Includes $111 million of mortgage loans and $9 million of limited partnership interests written-down to fair value in connection with recognizing other-than-temporary impairments.

The following table presents the rollforward of Level 3 assets and liabilities held at fair value on a recurring basis during the year ended December 31, 2011.

($ in millions)	Balance as of December 31, 2010	Total realized and unrealized gains (losses) included in: Net income [(1)]	OCI on Statement of Financial Position	Transfers into Level 3	Transfers out of Level 3
Assets					
Fixed income securities:					
Municipal	$ 2,016	$ (44)	$ 54	$ 70	$ (82)
Corporate	1,908	62	(44)	239	(523)
RMBS	1,794	(86)	107	—	(1,256)
CMBS	923	(43)	113	86	(966)
ABS	2,417	23	(65)	—	(2,137)
Redeemable preferred stock	1	—	—	—	—
Total fixed income securities	9,059	(88)	165	395	(4,964)
Equity securities	63	(10)	—	—	(10)
Other investments:					
Free-standing derivatives, net	(21)	(91)	—	—	—
Other assets	1	—	—	—	—
Total recurring Level 3 assets	$ 9,102	$ (189)	$ 165	$ 395	$ (4,974)
Liabilities					
Contractholder funds:					
Derivatives embedded in life and annuity contracts	$ (653)	$ (134)	$ —	$ —	$ —
Total recurring Level 3 liabilities	$ (653)	$ (134)	$ —	$ —	$ —

	Purchases	Sales	Issuances	Settlements	Balance as of December 31, 2011
Assets					
Fixed income securities:					
Municipal	$ 14	$ (689)	$ —	$ (7)	$ 1,332
Corporate	387	(537)	—	(87)	1,405
RMBS	4	(378)	—	(134)	51
CMBS	17	(66)	—	(4)	60
ABS	504	(169)	—	(276)	297
Redeemable preferred stock	—	—	—	—	1
Total fixed income securities	926	(1,839)	—	(508)	3,146
Equity securities	1	(1)	—	—	43
Other investments:					
Free-standing derivatives, net	70	—	—	(53)	(95) [(2)]
Other assets	—	—	—	—	1
Total recurring Level 3 assets	$ 997	$ (1,840)	$ —	$ (561)	$ 3,095
Liabilities					
Contractholder funds:					
Derivatives embedded in life and annuity contracts	$ —	$ —	$ (100)	$ 164	$ (723)
Total recurring Level 3 liabilities	$ —	$ —	$ (100)	$ 164	$ (723)

[(1)] The effect to net income totals $(323) million and is reported in the Consolidated Statements of Operations as follows: $(221) million in realized capital gains and losses, $36 million in net investment income, $(106) million in interest credited to contractholder funds and $(32) million in life and annuity contract benefits.
[(2)] Comprises $1 million of assets and $96 million of liabilities.

The following table presents the rollforward of Level 3 assets and liabilities held at fair value on a recurring basis during the year ended December 31, 2010.

($ in millions)	Balance as of December 31, 2009	Total realized and unrealized gains (losses) included in: Net income (1)	OCI on Statement of Financial Position	Purchases, sales, issuances and settlements, net	Transfers into Level 3	Transfers out of Level 3	Balance as of December 31, 2010
Assets							
Fixed income securities:							
Municipal	$ 2,706	$ (40)	$ 46	$ (588)	$ 38	$ (146)	$ 2,016
Corporate	2,241	5	115	(167)	444	(730)	1,908
Foreign government	20	—	—	(20)	—	—	—
RMBS	1,671	(421)	736	(135)	—	(57)	1,794
CMBS	1,404	(233)	592	(526)	107	(421)	923
ABS	2,001	55	275	553	—	(467)	2,417
Redeemable preferred stock	2	—	—	(1)	—	—	1
Total fixed income securities	10,045	(634)	1,764	(884)	589	(1,821)	9,059
Equity securities	69	8	5	(12)	—	(7)	63
Other investments:							
Free-standing derivatives, net	55	(202)	—	126	—	—	(21) (2)
Other assets	2	(1)	—	—	—	—	1
Total recurring Level 3 assets	$ 10,171	$ (829)	$ 1,769	$ (770)	$ 589	$ (1,828)	$ 9,102
Liabilities							
Contractholder funds:							
Derivatives embedded in life and annuity contracts	$ (110)	$ (31)	$ —	$ 3	$ (515)	$ —	$ (653)
Total recurring Level 3 liabilities	$ (110)	$ (31)	$ —	$ 3	$ (515)	$ —	$ (653)

(1) The effect to net income totals $(860) million and is reported in the Consolidated Statements of Operations as follows: $(901) million in realized capital gains and losses, $73 million in net investment income, $(1) million in interest credited to contractholder funds and $(31) million in life and annuity contract benefits.

(2) Comprises $74 million of assets and $95 million of liabilities.

Transfers between level categorizations may occur due to changes in the availability of market observable inputs, which generally are caused by changes in market conditions such as liquidity, trading volume or bid-ask spreads. Transfers between level categorizations may also occur due to changes in the valuation source. For example, in situations where a fair value quote is not provided by the Company's independent third-party valuation service provider and as a result the price is stale or has been replaced with a broker quote whose inputs have not been corroborated to be market observable, the security is transferred into Level 3. Transfers in and out of level categorizations are reported as having occurred at the beginning of the quarter in which the transfer occurred. Therefore, for all transfers into Level 3, all realized and changes in unrealized gains and losses in the quarter of transfer are reflected in the Level 3 rollforward table.

There were no transfers between Level 1 and Level 2 during 2011 or 2010.

During 2011, certain RMBS, CMBS and ABS were transferred into Level 2 from Level 3 as a result of increased liquidity in the market and a sustained increase in market activity for these assets. Additionally, certain ABS that are valued based on non-binding broker quotes were transferred into Level 2 from Level 3 since the inputs were corroborated to be market observable. During 2010, certain CMBS and ABS were transferred into Level 2 from Level 3 as a result of increased liquidity in the market and a sustained increase in market activity for these assets. When transferring these securities into Level 2, the Company did not change the source of fair value estimates or modify the estimates received from independent third-party valuation service providers or the internal valuation approach. Accordingly, for securities included within this group, there was no change in fair value in conjunction with the transfer resulting in a realized or unrealized gain or loss.

Transfers into Level 3 during 2011 and 2010 included situations where a fair value quote was not provided by the Company's independent third-party valuation service provider and as a result the price was stale or had been replaced with a broker quote where inputs have not been corroborated to be market observable resulting in the security being classified as Level 3. Transfers out of Level 3 during 2011 and 2010 included situations where a broker quote was used in the prior period and a fair value quote became available from the Company's independent third-party valuation service provider in the current period. A quote utilizing the new pricing source was not available as of the prior period, and any gains or losses related to the change in valuation source for individual securities were not significant.

The following table provides the total gains and (losses) included in net income for Level 3 assets and liabilities still held as of December 31.

($ in millions)	2011	2010
Assets		
Fixed income securities:		
Municipal	$ (28)	$ (33)
Corporate	20	40
RMBS	—	(292)
CMBS	(11)	(28)
ABS	(33)	60
Total fixed income securities	(52)	(253)
Equity securities	(10)	(3)
Other investments:		
Free-standing derivatives, net	(41)	(61)
Other assets	—	(1)
Total recurring Level 3 assets	$ (103)	$ (318)
Liabilities		
Contractholder funds:		
Derivatives embedded in life and annuity contracts	$ (134)	$ (31)
Total recurring Level 3 liabilities	$ (134)	$ (31)

The amounts in the table above represent gains and losses included in net income during 2011 and 2010 for the period of time that the asset or liability was determined to be in Level 3. These gains and losses total $(237) million in 2011 and are reported as follows: $(147) million in realized capital gains and losses, $44 million in net investment income, $(102) million in interest credited to contractholder funds and $(32) million in life and annuity contract benefits. These gains and losses total $(349) million in 2010 and are reported as follows: $(402) million in realized capital gains and losses, $86 million in net investment income, $(2) million in interest credited to contractholder funds and $(31) million in life and annuity contract benefits.

The following table presents the rollforward of Level 3 assets and liabilities held at fair value on a recurring basis during the year ended December 31, 2009.

($ in millions)	Balance as of December 31, 2008	Total realized and unrealized gains (losses) included in: Net income [1]	OCI on Statement of Financial Position	Purchases, sales, issuances and settlements, net	Net transfers in and/or (out) of Level 3	Balance as of December 31, 2009	Total gains (losses) included in net income for financial instruments still held as of December 31, 2009 [3]
Assets							
Fixed income securities:							
Municipal	$ 2,463	$ (34)	$ 191	$ (202)	$ 288	$ 2,706	$ (34)
Corporate	10,195	(20)	1,216	(1,411)	(7,739)	2,241	53
Foreign government	—	—	—	80	(60)	20	—
RMBS	2,988	(179)	283	(470)	(951)	1,671	(128)
CMBS	457	(399)	804	(42)	584	1,404	(318)
ABS	1,714	(202)	918	21	(450)	2,001	(122)
Redeemable preferred stock	2	—	—	—	—	2	(1)
Total fixed income securities	17,819	(834)	3,412	(2,024)	(8,328)	10,045	(550)
Equity securities	74	(4)	1	1	(3)	69	(5)
Other investments:							
Free-standing derivatives, net	(101)	62	—	94	—	55 [2]	180
Other assets	1	1	—	—	—	2	1
Total recurring Level 3 assets	$ 17,793	$ (775)	$ 3,413	$ (1,929)	$ (8,331)	$ 10,171	$ (374)
Liabilities							
Contractholder funds:							
Derivatives embedded in life and annuity contracts	$ (265)	$ 148	$ —	$ 7	$ —	$ (110)	$ 148
Total recurring Level 3 liabilities	$ (265)	$ 148	$ —	$ 7	$ —	$ (110)	$ 148

[1] The effect to net income totals $(627) million and is reported in the Consolidated Statements of Operations as follows: $(889) million in realized capital gains and losses, $111 million in net investment income, $3 million in interest credited to contractholder funds and $148 million in life and annuity contract benefits.

[2] Comprises $146 million of assets and $91 million of liabilities.

[3] The amounts represent gains and losses included in net income for the period of time that the asset or liability was determined to be in Level 3. These gains and losses total $(226) million and are reported in the Consolidated Statements of Operations as follows: $(486) million in realized capital gains and losses, $106 million in net investment income, $6 million in interest credited to contractholder funds and $148 million in life and annuity contract benefits.

Presented below are the carrying values and fair value estimates of financial instruments not carried at fair value.

Financial assets

($ in millions)	December 31, 2011 Carrying value	December 31, 2011 Fair value	December 31, 2010 Carrying value	December 31, 2010 Fair value
Mortgage loans	$ 7,139	$ 7,350	$ 6,679	$ 6,439
Limited partnership interests - cost basis	1,569	1,838	1,348	1,481
Bank loans	339	328	363	355

The fair value of mortgage loans is based on discounted contractual cash flows or, if the loans are impaired due to credit reasons, the fair value of collateral less costs to sell. Risk adjusted discount rates are selected using current rates at which similar loans would be made to borrowers with similar characteristics, using similar types of properties as collateral. The fair value of limited partnership interests accounted for on the cost basis is determined using reported net asset values of the underlying funds. The fair value of bank loans, which are reported in other investments, is based on broker quotes from brokers familiar with the loans and current market conditions.

Financial liabilities

($ in millions)	December 31, 2011		December 31, 2010	
	Carrying value	Fair value	Carrying value	Fair value
Contractholder funds on investment contracts	$ 30,192	$ 30,499	$ 36,163	$ 35,194
Long-term debt	5,908	6,312	5,908	6,325
Liability for collateral	462	462	484	484

The fair value of contractholder funds on investment contracts is based on the terms of the underlying contracts utilizing prevailing market rates for similar contracts adjusted for the Company's own credit risk. Deferred annuities included in contractholder funds are valued using discounted cash flow models which incorporate market value margins, which are based on the cost of holding economic capital, and the Company's own credit risk. Immediate annuities without life contingencies and fixed rate funding agreements are valued at the present value of future benefits using market implied interest rates which include the Company's own credit risk.

The fair value of long-term debt is based on market observable data (such as the fair value of the debt when traded as an asset) or, in certain cases, is determined using discounted cash flow calculations based on current interest rates for instruments with comparable terms and considers the Company's own credit risk. The liability for collateral is valued at carrying value due to its short-term nature.

7. Derivative Financial Instruments and Off-balance-sheet Financial Instruments

The Company uses derivatives to manage risks with certain assets and liabilities arising from the potential adverse impacts from changes in risk-free interest rates, negative equity market valuations, increases in credit spreads and foreign currency fluctuations, and for asset replication. The Company does not use derivatives for speculative purposes.

Property-Liability uses interest rate swaps, swaptions, futures and options to manage the interest rate risks of existing investments and to reduce exposure to rising or falling interest rates. Portfolio duration management is a risk management strategy that is principally employed by Property-Liability wherein financial futures and interest rate swaps are utilized to change the duration of the portfolio in order to offset the economic effect that interest rates would otherwise have on the fair value of its fixed income securities. Equity index futures and options are used by Property-Liability to offset valuation losses in the equity portfolio during periods of declining equity market values. Credit default swaps are typically used to mitigate the credit risk within the Property-Liability fixed income portfolio. Property-Liability uses futures to hedge the market risk related to deferred compensation liability contracts and forward contracts to hedge foreign currency risk associated with holding foreign currency denominated investments and foreign operations.

Asset-liability management is a risk management strategy that is principally employed by Allstate Financial to balance the respective interest-rate sensitivities of its assets and liabilities. Depending upon the attributes of the assets acquired and liabilities issued, derivative instruments such as interest rate swaps, caps, floors, swaptions and futures are utilized to change the interest rate characteristics of existing assets and liabilities to ensure the relationship is maintained within specified ranges and to reduce exposure to rising or falling interest rates. Allstate Financial uses financial futures and interest rate swaps to hedge anticipated asset purchases and liability issuances and futures and options for hedging the equity exposure contained in its equity indexed life and annuity product contracts that offer equity returns to contractholders. In addition, Allstate Financial uses interest rate swaps to hedge interest rate risk inherent in funding agreements. Allstate Financial uses foreign currency swaps and forward contracts primarily to reduce the foreign currency risk associated with issuing foreign currency denominated funding agreements and holding foreign currency denominated investments. Credit default swaps are also typically used to mitigate the credit risk within the Allstate Financial fixed income portfolio.

Asset replication refers to the "synthetic" creation of assets through the use of derivatives and primarily investment grade host bonds to replicate securities that are either unavailable in the cash markets or more economical to acquire in synthetic form. The Company replicates fixed income securities using a combination of a credit default swap and one or more highly rated fixed income securities to synthetically replicate the economic characteristics of one or more cash market securities. The Company also creates "synthetic" exposure to equity markets through the use of exchange traded equity index future contracts and an investment grade host bond.

The Company also has derivatives embedded in non-derivative host contracts that are required to be separated from the host contracts and accounted for at fair value. The Company's primary embedded derivatives are equity options in life and annuity product contracts, which provide equity returns to contractholders; equity-indexed notes containing equity call options, which provide a coupon payout that is determined using one or more equity-based indices; credit default swaps in synthetic collateralized debt obligations, which provide enhanced coupon rates as a result of selling credit protection; and conversion options in fixed income securities, which provide the Company with the right to convert the instrument into a predetermined number of shares of common stock.

When derivatives meet specific criteria, they may be designated as accounting hedges and accounted for as fair value, cash flow, foreign currency fair value or foreign currency cash flow hedges. Allstate Financial designates certain of its interest rate and foreign currency swap contracts and certain investment risk transfer reinsurance agreements as fair value hedges when the hedging instrument is highly effective in offsetting the risk of changes in the fair value of the hedged item. Allstate Financial designates certain of its foreign currency swap contracts as cash flow hedges when the hedging instrument is highly effective in offsetting the exposure of variations in cash flows for the hedged risk that could affect net income. Amounts are reclassified to net investment income or realized capital gains and losses as the hedged item affects net income.

The notional amounts specified in the contracts are used to calculate the exchange of contractual payments under the agreements and are generally not representative of the potential for gain or loss on these agreements. However, the notional amounts specified in credit default swaps where the Company has sold credit protection represent the maximum amount of potential loss, assuming no recoveries.

Fair value, which is equal to the carrying value, is the estimated amount that the Company would receive or pay to terminate the derivative contracts at the reporting date. The carrying value amounts for OTC derivatives are further adjusted for the effects, if any, of legally enforceable master netting agreements and are presented on a net basis, by counterparty agreement, in the Consolidated Statements of Financial Position. For certain exchange traded derivatives, the exchange requires margin deposits as well as daily cash settlements of margin accounts. As of December 31, 2011, the Company pledged $11 million of securities in the form of margin deposits.

For those derivatives which qualify for fair value hedge accounting, net income includes the changes in the fair value of both the derivative instrument and the hedged risk, and therefore reflects any hedging ineffectiveness. For cash flow hedges, gains and losses are amortized from accumulated other comprehensive income and are reported in net income in the same period the forecasted transactions being hedged impact net income. For embedded derivatives in fixed income securities, net income includes the change in fair value of the embedded derivative and accretion income related to the host instrument.

Non-hedge accounting is generally used for "portfolio" level hedging strategies where the terms of the individual hedged items do not meet the strict homogeneity requirements to permit the application of hedge accounting. For non-hedge derivatives, net income includes changes in fair value and accrued periodic settlements, when applicable. With the exception of non-hedge derivatives used for asset replication and non-hedge embedded derivatives, all of the Company's derivatives are evaluated for their ongoing effectiveness as either accounting hedge or non-hedge derivative financial instruments on at least a quarterly basis.

The following table provides a summary of the volume and fair value positions of derivative instruments as well as their reporting location in the Consolidated Statement of Financial Position as of December 31, 2011.

($ in millions, except number of contracts)	Asset derivatives					
		Volume [1]				
	Balance sheet location	Notional amount	Number of contracts	Fair value, net	Gross asset	Gross liability
Derivatives designated as accounting hedging instruments						
Interest rate swap agreements	Other investments	$ 144	n/a	$ (8)	$ —	$ (8)
Foreign currency swap agreements	Other investments	127	n/a	(5)	3	(8)
Total		271	n/a	(13)	3	(16)
Derivatives not designated as accounting hedging instruments						
Interest rate contracts						
Interest rate swap agreements	Other investments	8,028	n/a	122	137	(15)
Interest rate swaption agreements	Other investments	1,750	n/a	—	—	—
Interest rate cap and floor agreements	Other investments	1,591	n/a	(12)	—	(12)
Financial futures contracts and options	Other assets	n/a	40	—	—	—
Equity and index contracts						
Options, futures and warrants [2]	Other investments	163	15,180	104	104	—
Options, futures and warrants	Other assets	n/a	2,132	1	1	—
Foreign currency contracts						
Foreign currency swap agreements	Other investments	50	n/a	6	6	—
Foreign currency forwards and options	Other investments	190	n/a	1	3	(2)
Embedded derivative financial instruments						
Conversion options	Fixed income securities	5	n/a	—	—	—
Equity-indexed call options	Fixed income securities	150	n/a	11	11	—
Credit default swaps	Fixed income securities	172	n/a	(115)	—	(115)
Other embedded derivative financial instruments	Other investments	1,000	n/a	—	—	—
Credit default contracts						
Credit default swaps - buying protection	Other investments	265	n/a	3	6	(3)
Credit default swaps - selling protection	Other investments	167	n/a	(4)	1	(5)
Other contracts						
Other contracts	Other investments	5	n/a	—	—	—
Other contracts	Other assets	4	n/a	1	1	—
Total		13,540	17,352	118	270	(152)
Total asset derivatives		$ 13,811	17,352	$ 105	$ 273	$ (168)

[1] Volume for OTC derivative contracts is represented by their notional amounts. Volume for exchange traded derivatives is represented by the number of contracts, which is the basis on which they are traded. (n/a = not applicable)

[2] In addition to the number of contracts presented in the table, the Company held 10,798 stock rights and 4,392,937 stock warrants. Stock rights and warrants can be converted to cash upon sale of those instruments or exercised for shares of common stock.

	Liability derivatives					
		Volume (1)				
	Balance sheet location	Notional amount	Number of contracts	Fair value, net	Gross asset	Gross liability
Derivatives designated as accounting hedging instruments						
Interest rate swap agreements	Other liabilities & accrued expenses	$ 28	n/a	$ (5)	$ —	$ (5)
Foreign currency swap agreements	Other liabilities & accrued expenses	50	n/a	(7)	—	(7)
Total		78	n/a	(12)	—	(12)
Derivatives not designated as accounting hedging instruments						
Interest rate contracts						
Interest rate swap agreements	Other liabilities & accrued expenses	85	n/a	8	8	—
Interest rate swaption agreements	Other liabilities & accrued expenses	1,250	n/a	—	—	—
Interest rate cap and floor agreements	Other liabilities & accrued expenses	914	n/a	(9)	—	(9)
Equity and index contracts						
Options and futures	Other liabilities & accrued expenses	n/a	15,677	(50)	—	(50)
Foreign currency contracts						
Foreign currency forwards and options	Other liabilities & accrued expenses	96	n/a	(1)	—	(1)
Embedded derivative financial instruments						
Guaranteed accumulation benefits	Contractholder funds	917	n/a	(105)	—	(105)
Guaranteed withdrawal benefits	Contractholder funds	613	n/a	(57)	—	(57)
Equity-indexed and forward starting options in life and annuity product contracts	Contractholder funds	3,996	n/a	(553)	—	(553)
Other embedded derivative financial instruments	Contractholder funds	85	n/a	(8)	—	(8)
Credit default contracts						
Credit default swaps - buying protection	Other liabilities & accrued expenses	509	n/a	7	12	(5)
Credit default swaps - selling protection	Other liabilities & accrued expenses	503	n/a	(77)	2	(79)
Total		8,968	15,677	(845)	22	(867)
Total liability derivatives		9,046	15,677	(857)	$ 22	$ (879)
Total derivatives		$ 22,857	33,029	$ (752)		

(1) Volume for OTC derivative contracts is represented by their notional amounts. Volume for exchange traded derivatives is represented by the number of contracts, which is the basis on which they are traded. (n/a = not applicable)

The following table provides a summary of the volume and fair value positions of derivative instruments as well as their reporting location in the Consolidated Statement of Financial Position as of December 31, 2010.

($ in millions, except number of contracts)	Asset derivatives					
		Volume [1]				
	Balance sheet location	Notional amount	Number of contracts	Fair value, net	Gross asset	Gross liability
Derivatives designated as accounting hedging instruments						
Interest rate swap agreements	Other investments	$ 156	n/a	$ (18)	$ —	$ (18)
Foreign currency swap agreements	Other investments	64	n/a	2	3	(1)
Total		220	n/a	(16)	3	(19)
Derivatives not designated as accounting hedging instruments						
Interest rate contracts						
Interest rate swap agreements	Other investments	1,469	n/a	65	81	(16)
Interest rate swaption agreements	Other investments	4,161	n/a	50	50	—
Interest rate cap and floor agreements	Other investments	226	n/a	(2)	1	(3)
Financial futures contracts and options	Other investments	n/a	8,000	3	3	—
Financial futures contracts and options	Other assets	n/a	1,420	—	—	—
Equity and index contracts						
Options, futures and warrants [2]	Other investments	64	38,451	359	359	—
Options, futures and warrants	Other assets	n/a	292	—	—	—
Foreign currency contracts						
Foreign currency swap agreements	Other investments	90	n/a	6	6	—
Foreign currency forwards and options	Other investments	257	n/a	6	7	(1)
Embedded derivative financial instruments						
Conversion options	Fixed income securities	820	n/a	236	238	(2)
Equity-indexed call options	Fixed income securities	300	n/a	47	47	—
Credit default swaps	Fixed income securities	181	n/a	(88)	—	(88)
Other embedded derivative financial instruments	Other investments	1,000	n/a	—	—	—
Credit default contracts						
Credit default swaps - buying protection	Other investments	299	n/a	(5)	2	(7)
Credit default swaps - selling protection	Other investments	150	n/a	(8)	2	(10)
Other contracts						
Other contracts	Other investments	13	n/a	—	—	—
Other contracts	Other assets	5	n/a	1	1	—
Total		9,035	48,163	670	797	(127)
Total asset derivatives		$ 9,255	48,163	$ 654	$ 800	$ (146)

(1) Volume for OTC derivative contracts is represented by their notional amounts. Volume for exchange traded derivatives is represented by the number of contracts, which is the basis on which they are traded. (n/a = not applicable)

(2) In addition to the number of contracts presented in the table, the Company held 2,768 stock rights and 1,379,932 stock warrants. Stock warrants can be converted to cash upon sale of those instruments or exercised for shares of common stock.

	Liability derivatives					
		Volume (1)				
	Balance sheet location	Notional amount	Number of contracts	Fair value, net	Gross asset	Gross liability
Derivatives designated as accounting hedging instruments						
Interest rate swap agreements	Other liabilities & accrued expenses	$ 3,345	n/a	$ (181)	$ 20	$ (201)
Interest rate swap agreements	Contractholder funds	—	n/a	2	2	—
Foreign currency swap agreements	Other liabilities & accrued expenses	138	n/a	(20)	—	(20)
Foreign currency and interest rate swap agreements	Other liabilities & accrued expenses	435	n/a	34	34	—
Foreign currency and interest rate swap agreements	Contractholder funds	—	n/a	28	28	—
Total		3,918	n/a	(137)	84	(221)
Derivatives not designated as accounting hedging instruments						
Interest rate contracts						
Interest rate swap agreements	Other liabilities & accrued expenses	4,543	n/a	29	97	(68)
Interest rate swaption agreements	Other liabilities & accrued expenses	4,400	n/a	18	18	—
Interest rate cap and floor agreements	Other liabilities & accrued expenses	3,216	n/a	(22)	1	(23)
Financial futures contracts and options	Other liabilities & accrued expenses	n/a	15,150	(1)	—	(1)
Equity and index contracts						
Options and futures	Other liabilities & accrued expenses	64	21,585	(168)	2	(170)
Foreign currency contracts						
Foreign currency forwards and options	Other liabilities & accrued expenses	316	n/a	1	2	(1)
Embedded derivative financial instruments						
Guaranteed accumulation benefits	Contractholder funds	1,067	n/a	(88)	—	(88)
Guaranteed withdrawal benefits	Contractholder funds	739	n/a	(47)	—	(47)
Equity-indexed and forward starting options in life and annuity product contracts	Contractholder funds	4,694	n/a	(515)	—	(515)
Other embedded derivative financial instruments	Contractholder funds	85	n/a	(3)	—	(3)
Credit default contracts						
Credit default swaps - buying protection	Other liabilities & accrued expenses	1,127	n/a	(13)	6	(19)
Credit default swaps - selling protection	Other liabilities & accrued expenses	482	n/a	(66)	1	(67)
Total		20,733	36,735	(875)	127	(1,002)
Total liability derivatives		24,651	36,735	(1,012)	$ 211	$ (1,223)
Total derivatives		$ 33,906	84,898	$ (358)		

(1) Volume for OTC derivative contracts is represented by their notional amounts. Volume for exchange traded derivatives is represented by the number of contracts, which is the basis on which they are traded. (n/a = not applicable)

The following table provides a summary of the impacts of the Company's foreign currency contracts in cash flow hedging relationships for the years ended December 31. There is no expected amortization of net losses from accumulated other comprehensive income related to cash flow hedges during the next twelve months.

($ in millions)	2011	2010	2009
Effective portion			
Gain (loss) recognized in OCI on derivatives during the period	$ 4	$ 3	$ (35)
Loss recognized in OCI on derivatives during the term of the hedging relationship	(17)	(22)	(23)
Gain reclassified from AOCI into income (net investment income)	—	—	2
(Loss) gain reclassified from AOCI into income (realized capital gains and losses)	(1)	2	(3)
Ineffective portion and amount excluded from effectiveness testing			
Gain recognized in income on derivatives (realized capital gains and losses)	—	—	—

The following tables present gains and losses from valuation, settlements and hedge ineffectiveness reported on derivatives used in fair value hedging relationships and derivatives not designated as accounting hedging instruments in the Consolidated Statements of Operations for the years ended December 31.

($ in millions)	2011					
	Net investment income	Realized capital gains and losses	Life and annuity contract benefits	Interest credited to contractholder funds	Operating costs and expenses	Total gain (loss) recognized in net income on derivatives
Derivatives in fair value accounting hedging relationships						
Interest rate contracts	$ (2)	$ (8)	$ —	$ (5)	$ —	$ (15)
Foreign currency and interest rate contracts	—	—	—	(32)	—	(32)
Subtotal	(2)	(8)	—	(37)	—	(47)
Derivatives not designated as accounting hedging instruments						
Interest rate contracts	—	(304)	—	—	—	(304)
Equity and index contracts	—	(43)	—	(2)	(3)	(48)
Embedded derivative financial instruments	—	(37)	(32)	(38)	—	(107)
Foreign currency contracts	—	(12)	—	—	2	(10)
Credit default contracts	—	8	—	—	—	8
Other contracts	—	—	—	7	—	7
Subtotal	—	(388)	(32)	(33)	(1)	(454)
Total	$ (2)	$ (396)	$ (32)	$ (70)	$ (1)	$ (501)

	2010					
	Net investment income	Realized capital gains and losses	Life and annuity contract benefits	Interest credited to contractholder funds	Operating costs and expenses	Total gain (loss) recognized in net income on derivatives
Derivatives in fair value accounting hedging relationships						
Interest rate contracts	$ (139)	$ 9	$ —	$ 11	$ —	$ (119)
Foreign currency and interest rate contracts	—	(2)	—	(18)	—	(20)
Subtotal	(139)	7	—	(7)	—	(139)
Derivatives not designated as accounting hedging instruments						
Interest rate contracts	—	(496)	—	—	—	(496)
Equity and index contracts	—	(91)	—	113	18	40
Embedded derivative financial instruments	—	(3)	(28)	34	—	3
Foreign currency contracts	—	(10)	—	—	(3)	(13)
Credit default contracts	—	(8)	—	—	—	(8)
Other contracts	—	—	—	3	—	3
Subtotal	—	(608)	(28)	150	15	(471)
Total	$ (139)	$ (601)	$ (28)	$ 143	$ 15	$ (610)

	2009					
	Net investment income	Realized capital gains and losses	Life and annuity contract benefits	Interest credited to contractholder funds	Operating costs and expenses	Total gain (loss) recognized in net income on derivatives
Derivatives in fair value accounting hedging relationships						
Interest rate contracts	$ 30	$ 12	$ —	$ (13)	$ —	$ 29
Foreign currency and interest rate contracts	—	(9)	—	77	—	68
Subtotal	30	3	—	64	—	97
Derivatives not designated as accounting hedging instruments						
Interest rate contracts	—	255	—	—	—	255
Equity and index contracts	—	(160)	—	115	24	(21)
Embedded derivative financial instruments	—	122	158	(184)	—	96
Foreign currency contracts	—	7	—	—	(10)	(3)
Credit default contracts	—	(18)	—	—	—	(18)
Other contracts	(1)	—	—	3	—	2
Subtotal	(1)	206	158	(66)	14	311
Total	$ 29	$ 209	$ 158	$ (2)	$ 14	$ 408

The hedge ineffectiveness reported in realized capital gains and losses amounted to losses of $8 million in 2011, gains of $7 million in 2010, and losses of $1 million in 2009.

The following tables provide a summary of the changes in fair value of the Company's fair value hedging relationships in the Consolidated Statements of Operations for the years ended December 31.

($ in millions)

	2011			
	Gain (loss) on derivatives		Gain (loss) on hedged risk	
Location of gain or (loss) recognized in net income on derivatives	**Interest rate contracts**	**Foreign currency & interest rate contracts**	**Contractholder funds**	**Investments**
Interest credited to contractholder funds	$ (7)	$ (34)	$ 41	$ —
Net investment income	26	—	—	(26)
Realized capital gains and losses	(8)	—	—	—
Total	$ 11	$ (34)	$ 41	$ (26)

	2010			
	Gain (loss) on derivatives		Gain (loss) on hedged risk	
Location of gain or (loss) recognized in net income on derivatives	**Interest rate contracts**	**Foreign currency & interest rate contracts**	**Contractholder funds**	**Investments**
Interest credited to contractholder funds	$ —	$ (48)	$ 48	$ —
Net investment income	(33)	—	—	33
Realized capital gains and losses	9	(2)	—	—
Total	$ (24)	$ (50)	$ 48	$ 33

	2009			
	Gain (loss) on derivatives		Gain (loss) on hedged risk	
Location of gain or (loss) recognized in net income on derivatives	**Interest rate contracts**	**Foreign currency & interest rate contracts**	**Contractholder funds**	**Investments**
Interest credited to contractholder funds	$ (26)	$ 39	$ (13)	$ —
Net investment income	164	—	—	(164)
Realized capital gains and losses	12	(9)	—	—
Total	$ 150	$ 30	$ (13)	$ (164)

The Company manages its exposure to credit risk by utilizing highly rated counterparties, establishing risk control limits, executing legally enforceable master netting agreements ("MNAs") and obtaining collateral where appropriate. The Company uses MNAs for OTC derivative transactions that permit either party to net payments due for transactions and collateral is either pledged or obtained when certain predetermined exposure limits are exceeded. As of December 31, 2011, counterparties pledged $64 million in cash and securities to the Company, and the Company pledged $82 million in cash and securities to counterparties which includes $76 million of collateral posted under MNAs for contracts containing credit-risk-contingent provisions that are in a liability position and $6 million of collateral posted under MNAs for contracts without credit-risk-contingent liabilities. The Company has not incurred any losses on derivative financial instruments due to counterparty nonperformance. Other derivatives, including futures and certain option contracts, are traded on organized exchanges which require margin deposits and guarantee the execution of trades, thereby mitigating any potential credit risk.

Counterparty credit exposure represents the Company's potential loss if all of the counterparties concurrently fail to perform under the contractual terms of the contracts and all collateral, if any, becomes worthless. This exposure is measured by the fair value of OTC derivative contracts with a positive fair value at the reporting date reduced by the effect, if any, of legally enforceable master netting agreements.

The following table summarizes the counterparty credit exposure as of December 31 by counterparty credit rating as it relates to the Company's OTC derivatives.

($ in millions)	2011				2010			
Rating [1]	Number of counter-parties	Notional amount [2]	Credit exposure [2]	Exposure, net of collateral [2]	Number of counter-parties	Notional amount [2]	Credit exposure [2]	Exposure, net of collateral [2]
AA-	1	$ 25	$ 1	$ 1	2	$ 2,322	$ 43	$ 16
A+	4	3,026	26	5	5	3,189	16	10
A	3	5,307	15	1	3	3,479	17	17
A-	2	3,815	25	—	1	89	31	31
BBB+	2	57	41	41	—	—	—	—
Total	12	$ 12,230	$ 108	$ 48	11	$ 9,079	$ 107	$ 74

[1] Rating is the lower of S&P or Moody's ratings.
[2] Only OTC derivatives with a net positive fair value are included for each counterparty.

Market risk is the risk that the Company will incur losses due to adverse changes in market rates and prices. Market risk exists for all of the derivative financial instruments the Company currently holds, as these instruments may become less valuable due to adverse changes in market conditions. To limit this risk, the Company's senior management has established risk control limits. In addition, changes in fair value of the derivative financial instruments that the Company uses for risk management purposes are generally offset by the change in the fair value or cash flows of the hedged risk component of the related assets, liabilities or forecasted transactions.

Certain of the Company's derivative instruments contain credit-risk-contingent termination events, cross-default provisions and credit support annex agreements. Credit-risk-contingent termination events allow the counterparties to terminate the derivative on certain dates if AIC's, ALIC's or Allstate Life Insurance Company of New York's ("ALNY") financial strength credit ratings by Moody's or S&P fall below a certain level or in the event AIC, ALIC or ALNY are no longer rated by both Moody's and S&P. Credit-risk-contingent cross-default provisions allow the counterparties to terminate the derivative instruments if the Company defaults by pre-determined threshold amounts on certain debt instruments. Credit-risk-contingent credit support annex agreements specify the amount of collateral the Company must post to counterparties based on AIC's, ALIC's or ALNY's financial strength credit ratings by Moody's or S&P, or in the event AIC, ALIC or ALNY are no longer rated by both Moody's and S&P.

The following summarizes the fair value of derivative instruments with termination, cross-default or collateral credit-risk-contingent features that are in a liability position as of December 31, as well as the fair value of assets and collateral that are netted against the liability in accordance with provisions within legally enforceable MNAs.

($ in millions)	2011	2010
Gross liability fair value of contracts containing credit-risk-contingent features	$ 153	$ 448
Gross asset fair value of contracts containing credit-risk-contingent features and subject to MNAs	(69)	(255)
Collateral posted under MNAs for contracts containing credit-risk-contingent features	(76)	(171)
Maximum amount of additional exposure for contracts with credit-risk-contingent features if all features were triggered concurrently	$ 8	$ 22

Credit derivatives - selling protection

Free-standing credit default swaps ("CDS") are utilized for selling credit protection against a specified credit event. A credit default swap is a derivative instrument, representing an agreement between two parties to exchange the credit risk of a specified entity (or a group of entities), or an index based on the credit risk of a group of entities (all commonly referred to as the "reference entity" or a portfolio of "reference entities"), in return for a periodic premium. In selling protection, CDS are used to replicate fixed income securities and to complement the cash market when credit exposure to certain issuers is not available or when the derivative alternative is less expensive than the cash market alternative. CDS typically have a five-year term.

The following table shows the CDS notional amounts by credit rating and fair value of protection sold as of December 31, 2011:

($ in millions)	Notional amount					
	AA	A	BBB	BB and lower	Total	Fair value
Single name						
Investment grade corporate debt	$ 90	$ 88	$ 160	$ 30	$ 368	$ (7)
High yield debt	—	—	—	2	2	—
Municipal	135	—	—	—	135	(12)
Subtotal	225	88	160	32	505	(19)
Baskets						
Tranche						
Investment grade corporate debt	—	—	—	65	65	(29)
First-to-default						
Municipal	—	100	—	—	100	(33)
Subtotal	—	100	—	65	165	(62)
Total	$ 225	$ 188	$ 160	$ 97	$ 670	$ (81)

The following table shows the CDS notional amounts by credit rating and fair value of protection sold as of December 31, 2010:

($ in millions)	Notional amount					
	AA	A	BBB	BB and lower	Total	Fair value
Single name						
Investment grade corporate debt	$ 50	$ 148	$ 103	$ 25	$ 326	$ (4)
High yield debt	—	—	—	6	6	—
Municipal	135	—	—	—	135	(14)
Subtotal	185	148	103	31	467	(18)
Baskets						
Tranche						
Investment grade corporate debt	—	—	—	65	65	(19)
First-to-default						
Municipal	—	100	—	—	100	(37)
Subtotal	—	100	—	65	165	(56)
Total	$ 185	$ 248	$ 103	$ 96	$ 632	$ (74)

In selling protection with CDS, the Company sells credit protection on an identified single name, a basket of names in a first-to-default ("FTD") structure or a specific tranche of a basket, or credit derivative index ("CDX") that is generally investment grade, and in return receives periodic premiums through expiration or termination of the agreement. With single name CDS, this premium or credit spread generally corresponds to the difference between the yield on the reference entity's public fixed maturity cash instruments and swap rates at the time the agreement is executed. With a FTD basket or a tranche of a basket, because of the additional credit risk inherent in a basket of named reference entities, the premium generally corresponds to a high proportion of the sum of the credit spreads of the names in the basket and the correlation between the names. CDX index is utilized to take a position on multiple (generally 125) reference entities. Credit events are typically defined as bankruptcy, failure to pay, or restructuring, depending on the nature of the reference entities. If a credit event occurs, the Company settles with the counterparty, either through physical settlement or cash settlement. In a physical settlement, a reference asset is delivered by the buyer of protection to the Company, in exchange for cash payment at par, whereas in a cash settlement, the Company pays the difference between par and the prescribed value of the reference asset. When a credit event occurs in a single name or FTD basket (for FTD, the first credit event occurring for any one name in the basket), the contract terminates at the time of settlement. When a credit event occurs in a tranche of a basket, there is no immediate impact to the Company until cumulative losses in the basket exceed the contractual subordination. To date, realized losses have not exceeded the subordination. For CDX index, the reference entity's name incurring the credit event is removed from the index while the contract continues until expiration. The maximum payout on a CDS is the contract notional amount. A physical settlement may afford the Company with recovery rights as the new owner of the asset.

The Company monitors risk associated with credit derivatives through individual name credit limits at both a credit derivative and a combined cash instrument/credit derivative level. The ratings of individual names for which protection has been sold are also monitored.

In addition to the CDS described above, the Company's synthetic collateralized debt obligations contain embedded credit default swaps which sell protection on a basket of reference entities. The synthetic collateralized debt obligations are fully funded; therefore, the Company is not obligated to contribute additional funds when credit events occur related to the reference entities named in the embedded credit default swaps. The Company's maximum amount at risk equals the amount of its aggregate initial investment in the synthetic collateralized debt obligations.

Off-balance-sheet financial instruments

The contractual amounts of off-balance-sheet financial instruments as of December 31 are as follows:

($ in millions)	**2011**	**2010**
Commitments to invest in limited partnership interests	$ 2,015	$ 1,471
Commitments to extend mortgage loans	84	—
Private placement commitments	83	159
Other loan commitments	26	38

In the preceding table, the contractual amounts represent the amount at risk if the contract is fully drawn upon, the counterparty defaults and the value of any underlying security becomes worthless. Unless noted otherwise, the Company does not require collateral or other security to support off-balance-sheet financial instruments with credit risk.

Commitments to invest generally represent commitments to acquire financial interests or instruments. The Company enters into these agreements to allow for additional participation in certain limited partnership investments. Because the equity investments in the limited partnerships are not actively traded, it is not practical to estimate the fair value of these commitments.

Commitments to extend mortgage loans are agreements to lend to a borrower provided there is no violation of any condition established in the contract. The Company enters into these agreements to commit to future loan fundings at a predetermined interest rate. Commitments generally have fixed expiration dates or other termination clauses. The fair value of commitments to extend mortgage loans, which are secured by the underlying properties, is $1 million as of December 31, 2011, and is valued based on estimates of fees charged by other institutions to make similar commitments to similar borrowers.

Private placement commitments represent conditional commitments to purchase private placement debt and equity securities at a specified future date. The Company regularly enters into these agreements in the normal course of business. The fair value of these commitments generally cannot be estimated on the date the commitment is made as the terms and conditions of the underlying private placement securities are not yet final.

Other loan commitments are agreements to lend to a borrower provided there is no violation of any condition established in the contract. The Company enters into these agreements to commit to future loan fundings at predetermined interest rates. Commitments generally have fixed or varying expiration dates or other termination clauses. The fair value of these commitments is insignificant.

8. Reserve for Property-Liability Insurance Claims and Claims Expense

As described in Note 2, the Company establishes reserves for claims and claims expense ("loss") on reported and unreported claims of insured losses. The Company's reserving process takes into account known facts and interpretations of circumstances and factors including the Company's experience with similar cases, actual claims paid, historical trends involving claim payment patterns and pending levels of unpaid claims, loss management programs, product mix and contractual terms, changes in law and regulation, judicial decisions, and economic conditions. In the normal course of business, the Company may also supplement its claims processes by utilizing third party adjusters, appraisers, engineers, inspectors, and other professionals and information sources to assess and settle catastrophe and non-catastrophe related claims. The effects of inflation are implicitly considered in the reserving process.

Because reserves are estimates of unpaid portions of losses that have occurred, including incurred but not reported ("IBNR") losses, the establishment of appropriate reserves, including reserves for catastrophes, is an inherently uncertain and complex process. The ultimate cost of losses may vary materially from recorded amounts, which are based on management's best estimates. The highest degree of uncertainty is associated with reserves for losses incurred in the current reporting period as it contains the greatest proportion of losses that have not been reported or settled. The Company regularly updates its reserve estimates as new information becomes available and as events unfold that may affect the resolution of unsettled claims. Changes in prior year reserve estimates, which may be material, are reported in property-liability insurance claims and claims expense in the Consolidated Statements of Operations in the period such changes are determined.

Activity in the reserve for property-liability insurance claims and claims expense is summarized as follows:

($ in millions)	2011	2010	2009
Balance as of January 1	$ 19,468	$ 19,167	$ 19,456
Less reinsurance recoverables	2,072	2,139	2,274
Net balance as of January 1	17,396	17,028	17,182
Esurance acquisition as of October 7, 2011	425	—	—
Incurred claims and claims expense related to:			
Current year	20,496	19,110	18,858
Prior years	(335)	(159)	(112)
Total incurred	20,161	18,951	18,746
Claims and claims expense paid related to:			
Current year	13,893	12,012	11,905
Prior years	6,302	6,571	6,995
Total paid	20,195	18,583	18,900
Net balance as of December 31	17,787	17,396	17,028
Plus reinsurance recoverables	2,588	2,072	2,139
Balance as of December 31	$ 20,375	$ 19,468	$ 19,167

Incurred claims and claims expense represents the sum of paid losses and reserve changes in the calendar year. This expense includes losses from catastrophes of $3.82 billion, $2.21 billion and $2.07 billion in 2011, 2010 and 2009, respectively, net of reinsurance and other recoveries (see Note 10). Catastrophes are an inherent risk of the property-liability insurance business that have contributed to, and will continue to contribute to, material year-to-year fluctuations in the Company's results of operations and financial position.

The Company calculates and records a single best reserve estimate for losses from catastrophes, in conformance with generally accepted actuarial standards. As a result, management believes that no other estimate is better than the recorded amount. Due to the uncertainties involved, including the factors described above, the ultimate cost of losses may vary materially from recorded amounts, which are based on management's best estimates. Accordingly, management believes that it is not practical to develop a meaningful range for any such changes in losses incurred.

During 2011, incurred claims and claims expense related to prior years was primarily composed of net decreases in auto reserves of $381 million primarily due to claim severity development that was better than expected, net decreases in homeowners reserves of $69 million due to favorable catastrophe reserve reestimates, and net increases in other reserves of $94 million. Incurred claims and claims expense includes favorable catastrophe loss reestimates of $130 million, net of reinsurance and other recoveries.

During 2010, incurred claims and claims expense related to prior years was primarily composed of net decreases in auto reserves of $179 million primarily due to claim severity development that was better than expected partially offset by a litigation settlement, net decreases in homeowners reserves of $23 million due to favorable catastrophe reserve reestimates partially offset by a litigation settlement, and net increases in other reserves of $15 million. Incurred claims and claims expense includes favorable catastrophe loss reestimates of $163 million, net of reinsurance and other recoveries.

During 2009, incurred claims and claims expense related to prior years was primarily composed of net decreases in homeowners and auto reserves of $168 million and $57 million, respectively, partially offset by increases in other reserves of $89 million. Incurred claims and claims expense includes favorable catastrophe loss reestimates of $169 million, net of reinsurance and other recoveries, primarily attributable to favorable reserve reestimates from Hurricanes Ike and Gustav and a catastrophe related subrogation recovery.

Management believes that the reserve for property-liability insurance claims and claims expense, net of reinsurance recoverables, is appropriately established in the aggregate and adequate to cover the ultimate net cost of reported and unreported claims arising from losses which had occurred by the date of the Consolidated Statements of Financial Position based on available facts, technology, laws and regulations.

For further discussion of asbestos and environmental reserves, see Note 14.

9. Reserve for Life-Contingent Contract Benefits and Contractholder Funds

As of December 31, the reserve for life-contingent contract benefits consists of the following:

($ in millions)	2011	2010
Immediate fixed annuities:		
Structured settlement annuities	$ 7,110	$ 6,522
Other immediate fixed annuities	2,358	2,215
Traditional life insurance	3,004	2,938
Accident and health insurance	1,859	1,720
Other	118	87
Total reserve for life-contingent contract benefits	$ 14,449	$ 13,482

The following table highlights the key assumptions generally used in calculating the reserve for life-contingent contract benefits:

Product	Mortality	Interest rate	Estimation method
Structured settlement annuities	U.S. population with projected calendar year improvements; mortality rates adjusted for each impaired life based on reduction in life expectancy	Interest rate assumptions range from 0% to 9.3%	Present value of contractually specified future benefits
Other immediate fixed annuities	1983 group annuity mortality table with internal modifications; 1983 individual annuity mortality table; Annuity 2000 mortality table; Annuity 2000 mortality table with internal modifications; 1983 individual annuity mortality table with internal modifications	Interest rate assumptions range from 0.9% to 11.5%	Present value of expected future benefits based on historical experience
Traditional life insurance	Actual company experience plus loading	Interest rate assumptions range from 4.0% to 11.3%	Net level premium reserve method using the Company's withdrawal experience rates; includes reserves for unpaid claims
Accident and health insurance	Actual company experience plus loading	Interest rate assumptions range from 3.0% to 5.3%	Unearned premium; additional contract reserves for mortality risk and unpaid claims
Other:			
Variable annuity guaranteed minimum death benefits [1]	100% of Annuity 2000 mortality table	Interest rate assumptions range from 4.0% to 5.1%	Projected benefit ratio applied to cumulative assessments

[1] In 2006, the Company disposed of substantially all of its variable annuity business through reinsurance agreements with The Prudential Insurance Company of America, a subsidiary of Prudential Financial, Inc. (collectively "Prudential").

To the extent that unrealized gains on fixed income securities would result in a premium deficiency had those gains actually been realized, a premium deficiency reserve is recorded for certain immediate annuities with life contingencies.

A liability of $637 million and $41 million is included in the reserve for life-contingent contract benefits with respect to this deficiency as of December 31, 2011 and 2010, respectively. The offset to this liability is recorded as a reduction of the unrealized net capital gains included in accumulated other comprehensive income.

As of December 31, contractholder funds consist of the following:

($ in millions)	**2011**	**2010**
Interest-sensitive life insurance	$ 10,826	$ 10,675
Investment contracts:		
Fixed annuities	29,049	33,166
Funding agreements backing medium-term notes	1,929	2,749
Other investment contracts	528	514
Allstate Bank deposits	—	1,091
Total contractholder funds	$ 42,332	$ 48,195

The following table highlights the key contract provisions relating to contractholder funds:

Product	**Interest rate**	**Withdrawal/surrender charges**
Interest-sensitive life insurance	Interest rates credited range from 0% to 11.0% for equity-indexed life (whose returns are indexed to the S&P 500) and 1.5% to 6.0% for all other products	Either a percentage of account balance or dollar amount grading off generally over 20 years
Fixed annuities	Interest rates credited range from 0% to 9.9% for immediate annuities; (8.0)% to 11.0% for equity-indexed annuities (whose returns are indexed to the S&P 500); and 0.2% to 6.6% for all other products	Either a declining or a level percentage charge generally over ten years or less. Additionally, approximately 25.3% of fixed annuities are subject to market value adjustment for discretionary withdrawals
Funding agreements backing medium-term notes	Interest rates credited range from 0.9% to 5.8% (excluding currency-swapped medium-term notes)	Not applicable
Other investment contracts:		
Guaranteed minimum income, accumulation and withdrawal benefits on variable and fixed annuities [1] and secondary guarantees on interest-sensitive life insurance and fixed annuities	Interest rates used in establishing reserves range from 1.8% to 10.3%	Withdrawal and surrender charges are based on the terms of the related interest-sensitive life insurance or fixed annuity contract

(1) In 2006, the Company disposed of substantially all of its variable annuity business through reinsurance agreements with Prudential.

Contractholder funds include funding agreements held by VIEs issuing medium-term notes. The VIEs are Allstate Life Funding, LLC, Allstate Financial Global Funding, LLC, Allstate Life Global Funding and Allstate Life Global Funding II, and their primary assets are funding agreements used exclusively to back medium-term note programs.

Contractholder funds activity for the years ended December 31 is as follows:

($ in millions)	2011	2010
Balance, beginning of year	$ 48,195	$ 52,582
Deposits	2,318	3,438
Interest credited	1,629	1,794
Benefits	(1,461)	(1,552)
Surrenders and partial withdrawals	(6,398)	(5,203)
Maturities and retirements of institutional products	(867)	(1,833)
Contract charges	(1,028)	(983)
Net transfers from separate accounts	12	11
Fair value hedge adjustments for institutional products	(34)	(196)
Other adjustments	(34)	137
Balance, end of year	$ 42,332	$ 48,195

The Company offered various guarantees to variable annuity contractholders. Liabilities for variable contract guarantees related to death benefits are included in the reserve for life-contingent contract benefits and the liabilities related to the income, withdrawal and accumulation benefits are included in contractholder funds. All liabilities for variable contract guarantees are reported on a gross basis on the balance sheet with a corresponding reinsurance recoverable asset for those contracts subject to reinsurance. In 2006, the Company disposed of substantially all of its variable annuity business through reinsurance agreements with Prudential.

Absent any contract provision wherein the Company guarantees either a minimum return or account value upon death, a specified contract anniversary date, partial withdrawal or annuitization, variable annuity and variable life insurance contractholders bear the investment risk that the separate accounts' funds may not meet their stated investment objectives. The account balances of variable annuities contracts' separate accounts with guarantees included $5.54 billion and $6.94 billion of equity, fixed income and balanced mutual funds and $837 million and $1.09 billion of money market mutual funds as of December 31, 2011 and 2010, respectively.

The table below presents information regarding the Company's variable annuity contracts with guarantees. The Company's variable annuity contracts may offer more than one type of guarantee in each contract; therefore, the sum of amounts listed exceeds the total account balances of variable annuity contracts' separate accounts with guarantees.

($ in millions)	December 31, 2011	December 31, 2010
In the event of death		
Separate account value	$ 6,372	$ 8,029
Net amount at risk [(1)]	$ 1,502	$ 1,402
Average attained age of contractholders	66 years	66 years
At annuitization (includes income benefit guarantees)		
Separate account value	$ 1,489	$ 1,945
Net amount at risk [(2)]	$ 574	$ 580
Weighted average waiting period until annuitization options available	1 year	2 years
For cumulative periodic withdrawals		
Separate account value	$ 587	$ 735
Net amount at risk [(3)]	$ 27	$ 21
Accumulation at specified dates		
Separate account value	$ 906	$ 1,100
Net amount at risk [(4)]	$ 78	$ 64
Weighted average waiting period until guarantee date	6 years	7 years

(1) Defined as the estimated current guaranteed minimum death benefit in excess of the current account balance as of the balance sheet date.
(2) Defined as the estimated present value of the guaranteed minimum annuity payments in excess of the current account balance.
(3) Defined as the estimated current guaranteed minimum withdrawal balance (initial deposit) in excess of the current account balance as of the balance sheet date.
(4) Defined as the estimated present value of the guaranteed minimum accumulation balance in excess of the current account balance.

The liability for death and income benefit guarantees is equal to a benefit ratio multiplied by the cumulative contract charges earned, plus accrued interest less contract excess guarantee benefit payments. The benefit ratio is calculated as the estimated present value of all expected contract excess guarantee benefits divided by the present value of all expected contract charges. The establishment of reserves for these guarantees requires the projection of future fund values, mortality, persistency and customer benefit utilization rates. These assumptions are periodically reviewed and updated. For guarantees related to death benefits, benefits represent the projected excess guaranteed minimum death benefit payments. For guarantees related to income benefits, benefits represent the present value of the minimum guaranteed annuitization benefits in excess of the projected account balance at the time of annuitization.

Projected benefits and contract charges used in determining the liability for certain guarantees are developed using models and stochastic scenarios that are also used in the development of estimated expected gross profits. Underlying assumptions for the liability related to income benefits include assumed future annuitization elections based on factors such as the extent of benefit to the potential annuitant, eligibility conditions and the annuitant's attained age. The liability for guarantees is re-evaluated periodically, and adjustments are made to the liability balance through a charge or credit to life and annuity contract benefits.

Guarantees related to the majority of withdrawal and accumulation benefits are considered to be derivative financial instruments; therefore, the liability for these benefits is established based on its fair value.

The following table summarizes the liabilities for guarantees:

($ in millions)	**Liability for guarantees related to death benefits and interest-sensitive life products**	**Liability for guarantees related to income benefits**	**Liability for guarantees related to accumulation and withdrawal benefits**	**Total**
Balance, December 31, 2010 (1)	$ 236	$ 227	$ 136	$ 599
Less reinsurance recoverables	93	210	135	438
Net balance as of December 31, 2010	143	17	1	161
Incurred guaranteed benefits	30	(1)	1	30
Paid guarantee benefits	—	—	—	—
Net change	30	(1)	1	30
Net balance as of December 31, 2011	173	16	2	191
Plus reinsurance recoverables	116	175	162	453
Balance, December 31, 2011 (2)	$ 289	$ 191	$ 164	$ 644
Balance, December 31, 2009 (3)	$ 155	$ 287	$ 108	$ 550
Less reinsurance recoverables	109	268	107	484
Net balance as of December 31, 2009	46	19	1	66
Incurred guaranteed benefits	97	(2)	—	95
Paid guarantee benefits	—	—	—	—
Net change	97	(2)	—	95
Net balance as of December 31, 2010	143	17	1	161
Plus reinsurance recoverables	93	210	135	438
Balance, December 31, 2010 (1)	$ 236	$ 227	$ 136	$ 599

(1) Included in the total liability balance as of December 31, 2010 are reserves for variable annuity death benefits of $85 million, variable annuity income benefits of $211 million, variable annuity accumulation benefits of $88 million, variable annuity withdrawal benefits of $47 million and other guarantees of $168 million.

(2) Included in the total liability balance as of December 31, 2011 are reserves for variable annuity death benefits of $116 million, variable annuity income benefits of $175 million, variable annuity accumulation benefits of $105 million, variable annuity withdrawal benefits of $57 million and other guarantees of $191 million.

(3) Included in the total liability balance as of December 31, 2009 are reserves for variable annuity death benefits of $92 million, variable annuity income benefits of $269 million, variable annuity accumulation benefits of $66 million, variable annuity withdrawal benefits of $41 million and other guarantees of $82 million.

10. Reinsurance

The effects of reinsurance on property-liability insurance premiums written and earned and life and annuity premiums and contract charges for the years ended December 31 are as follows:

($ in millions)	2011	2010	2009
Property-liability insurance premiums written			
Direct	$ 27,066	$ 26,984	$ 26,980
Assumed	22	29	41
Ceded	(1,108)	(1,106)	(1,050)
Property-liability insurance premiums written, net of reinsurance	$ 25,980	$ 25,907	$ 25,971
Property-liability insurance premiums earned			
Direct	$ 27,016	$ 27,015	$ 27,200
Assumed	24	34	50
Ceded	(1,098)	(1,092)	(1,056)
Property-liability insurance premiums earned, net of reinsurance	$ 25,942	$ 25,957	$ 26,194
Life and annuity premiums and contract charges			
Direct	$ 2,953	$ 2,935	$ 2,757
Assumed	35	37	39
Ceded	(750)	(804)	(838)
Life and annuity premiums and contract charges, net of reinsurance	$ 2,238	$ 2,168	$ 1,958

Property-Liability

The Company purchases reinsurance after evaluating the financial condition of the reinsurer, as well as the terms and price of coverage. Developments in the insurance and reinsurance industries have fostered a movement to segregate asbestos, environmental and other discontinued lines exposures into separate legal entities with dedicated capital. Regulatory bodies in certain cases have supported these actions. The Company is unable to determine the impact, if any, that these developments will have on the collectability of reinsurance recoverables in the future.

Property-Liability reinsurance recoverable

Total amounts recoverable from reinsurers as of December 31, 2011 and 2010 were $2.67 billion and $2.15 billion, respectively, including $86 million and $81 million, respectively, related to property-liability losses paid by the Company and billed to reinsurers, and $2.59 billion and $2.07 billion, respectively, estimated by the Company with respect to ceded unpaid losses (including IBNR), which are not billable until the losses are paid.

With the exception of the recoverable balances from the Michigan Catastrophic Claim Association ("MCCA"), Lloyd's of London and other industry pools and facilities, the largest reinsurance recoverable balance the Company had outstanding was $98 million and $56 million from Westport Insurance Corporation (formerly Employers' Reinsurance Company) as of December 31, 2011 and 2010, respectively. No other amount due or estimated to be due from any single property-liability reinsurer was in excess of $36 million and $37 million as of December 31, 2011 and 2010, respectively.

The allowance for uncollectible reinsurance was $103 million and $142 million as of December 31, 2011 and 2010, respectively, and is related to the Company's Discontinued Lines and Coverages segment.

Industry pools and facilities

Reinsurance recoverable on paid and unpaid claims including IBNR as of December 31, 2011 and 2010 includes $1.71 billion and $1.24 billion, respectively, from the MCCA. The MCCA is a mandatory reinsurance mechanism for personal injury protection losses over a retention level that increases each MCCA fiscal year. The retention levels are $500 thousand per claim and $480 thousand per claim for the fiscal years ending June 30, 2012 and 2011, respectively. The MCCA is funded by assessments from member companies who, in turn, can recover assessments from policyholders.

Ceded premiums earned under the Florida Hurricane Catastrophe Fund ("FHCF") agreement were $27 million, $15 million and $13 million in 2011, 2010 and 2009, respectively. Ceded losses incurred include $8 million, $10 million and $47 million in 2011, 2010 and 2009, respectively. The Company has access to reimbursement provided by the FHCF for 90% of qualifying personal property losses that exceed its current retention of $100 million for the two largest hurricanes and $33 million for other hurricanes, up to a maximum total of $349 million effective from June 1, 2011 to May 31, 2012. Reinsurance recoverables from the FHCF were zero as of December 31, 2011 due to a commutation finalized in July 2011. Reinsurance recoverables include $41 million recoverable from the FHCF for qualifying property losses as of December 31, 2010.

Allstate sells and administers policies as a participant in the National Flood Insurance Program ("NFIP"). The total amounts recoverable as of December 31, 2011 and 2010 were $33 million and $10 million, respectively. Ceded premiums earned include $312 million, $306 million and $298 million in 2011, 2010 and 2009, respectively. Ceded losses incurred include $196 million, $50 million and $111 million in 2011, 2010 and 2009, respectively. Under the arrangement, the Federal Government is obligated to pay all claims.

Catastrophe reinsurance

The Company has the following catastrophe reinsurance treaties in effect as of December 31, 2011:

- Nationwide Per Occurrence Excess Catastrophe Reinsurance agreement comprising three contracts, all incepting as of June 1, 2011 and with one, two and three year terms. This agreement reinsures Allstate Protection personal lines auto and property business countrywide, in all states except Florida and New Jersey, for excess catastrophe losses caused by multiple perils. The contracts are placed in six layers, with the first five layers subject to reinstatement, and cover $3.25 billion in per occurrence losses in excess of a $500 million retention and after $250 million in losses "otherwise recoverable." Losses from multiple qualifying occurrences can apply to this $250 million threshold which applies once to each contract year and only to the agreement's first layer.
- Top and Drop Excess Catastrophe Reinsurance agreement comprising an annual contract and a three year term contract, both incepting as of June 1, 2011, and providing $250 million of reinsurance limits which may be used for Coverage A, Coverage B, or a combination of both. Coverage A reinsures 47.5% of $500 million in limits excess of a $3.25 billion retention. Coverage B provides 95% of $250 million in limits excess of a $750 million retention and after $500 million in losses "otherwise recoverable" under the agreement. Losses from multiple qualifying occurrences can apply to this $500 million threshold.

Losses recoverable under the Company's New Jersey, Kentucky and Pennsylvania reinsurance agreements, described below, are disregarded when determining coverage under the Nationwide Per Occurrence Excess Catastrophe Reinsurance agreement and the Top and Drop Excess Catastrophe Reinsurance agreement.

- New Jersey Excess Catastrophe Reinsurance agreement, comprising three contracts each with a three year duration and effective respectively June 1, 2009, June 1, 2010, and June 1, 2011, provides coverage for Allstate Protection personal lines property excess catastrophe losses for multiple perils in New Jersey. Effective June 1, 2011 to May 31, 2012, one contract provides 32% of a $400 million limit excess of a $150 million retention with one prepaid reinstatement. The other two contracts are placed in two layers: the first layer provides 63% of $300 million of limits in excess of a $200 million retention, and the second layer provides 68% of $200 million of limits in excess of a $500 million retention.
- Kentucky Excess Catastrophe Reinsurance agreement provides coverage for Allstate Protection personal lines property excess catastrophe losses in the state for earthquakes and fires following earthquakes effective June 1, 2011 to May 31, 2014. The agreement provides three limits of $25 million excess of a $5 million retention subject to two limits being available in any one contract year and is 95% placed.
- Pennsylvania Excess Catastrophe Reinsurance agreement provides coverage for Allstate Protection personal lines property excess catastrophe losses in the state for multi-perils effective June 1, 2009 through May 31, 2012. The agreement provides three limits of $100 million excess of a $100 million retention subject to two limits being available in any one contract year and is 95% placed.
- Five separate agreements for Castle Key Insurance Company and its subsidiaries ("Castle Key") provide coverage for personal lines property excess catastrophe losses in Florida and coordinate coverage with the Company's participation in the FHCF, effective June 1, 2011 to May 31, 2012. The agreements, including agreements that provide coverage through the FHCF, provide an estimated provisional limit of $916.7 million in excess of a provisional retention of $30 million and after $10 million in losses "otherwise recoverable".

The Company ceded premiums earned of $531 million, $582 million and $616 million under catastrophe reinsurance agreements in 2011, 2010 and 2009, respectively.

Asbestos, environmental and other

Reinsurance recoverables include $193 million and $183 million from Lloyd's of London as of December 31, 2011 and 2010, respectively. Lloyd's of London, through the creation of Equitas Limited, implemented a restructuring plan in 1996 to solidify its capital base and to segregate claims for years prior to 1993.

Allstate Financial

The Company's Allstate Financial segment reinsures certain of its risks to other insurers primarily under yearly renewable term, coinsurance, modified coinsurance and coinsurance with funds withheld agreements. These agreements result in a passing of the agreed-upon percentage of risk to the reinsurer in exchange for negotiated reinsurance premium payments. Modified coinsurance and coinsurance with funds withheld are similar to coinsurance, except that the cash and investments that support the liability for contract benefits are not transferred to the assuming company and settlements are made on a net basis between the companies. Allstate Financial cedes 100% of the morbidity risk on substantially all of its long-term care contracts.

For certain term life insurance policies issued prior to October 2009, Allstate Financial ceded up to 90% of the mortality risk depending on the year of policy issuance under coinsurance agreements to a pool of fourteen unaffiliated reinsurers. Effective October 2009, mortality risk on term business is ceded under yearly renewable term agreements under which Allstate Financial cedes mortality in excess of its retention, which is consistent with how Allstate Financial generally reinsures its permanent life insurance business. The following table summarizes those retention limits by period of policy issuance.

Period	Retention limits
April 2011 through current	Single life: $5 million per life, $3 million age 70 and over, and $10 million for contracts that meet specific criteria Joint life: $8 million per life, and $10 million for contracts that meet specific criteria
July 2007 through March 2011	$5 million per life, $3 million age 70 and over, and $10 million for contracts that meet specific criteria
September 1998 through June 2007	$2 million per life, in 2006 the limit was increased to $5 million for instances when specific criteria were met
August 1998 and prior	Up to $1 million per life

In addition, Allstate Financial has used reinsurance to effect the acquisition or disposition of certain blocks of business. Allstate Financial had reinsurance recoverables of $1.68 billion and $1.63 billion as of December 31, 2011 and 2010, respectively, due from Prudential related to the disposal of substantially all of its variable annuity business that was effected through reinsurance agreements. In 2011, life and annuity premiums and contract charges of $152 million, contract benefits of $121 million, interest credited to contractholder funds of $20 million, and operating costs and expenses of $27 million were ceded to Prudential. In 2010, life and annuity premiums and contract charges of $171 million, contract benefits of $152 million, interest credited to contractholder funds of $29 million, and operating costs and expenses of $31 million were ceded to Prudential. In 2009, life and annuity premiums and contract charges of $170 million, contract benefits of $44 million, interest credited to contractholder funds of $27 million, and operating costs and expenses of $28 million were ceded to Prudential. In addition, as of December 31, 2011 and 2010 Allstate Financial had reinsurance recoverables of $165 million and $170 million, respectively, due from subsidiaries of Citigroup (Triton Insurance and American Health and Life Insurance) and Scottish Re (U.S.) Inc. in connection with the disposition of substantially all of the direct response distribution business in 2003.

As of December 31, 2011, the gross life insurance in force was $528.78 billion of which $222.38 billion was ceded to the unaffiliated reinsurers.

Allstate Financial's reinsurance recoverables on paid and unpaid benefits as of December 31 are summarized in the following table.

($ in millions)	2011	2010
Annuities	$ 1,827	$ 1,785
Life insurance	1,600	1,569
Long-term care insurance	1,063	957
Other	87	89
Total Allstate Financial	$ 4,577	$ 4,400

As of December 31, 2011 and 2010, approximately 94% of Allstate Financial's reinsurance recoverables are due from companies rated A− or better by S&P.

11. Deferred Policy Acquisition and Sales Inducement Costs

Deferred policy acquisition costs for the years ended December 31 are as follows:

($ in millions)	2011		
	Allstate Financial	Property-Liability	Total
Balance, beginning of year	$ 3,392	$ 1,377	$ 4,769
Esurance acquisition present value of future profits	—	42	42
Acquisition costs deferred	433	3,633	4,066
Amortization charged to income	(593)	(3,640)	(4,233)
Effect of unrealized gains and losses	(201)	—	(201)
Balance, end of year	$ 3,031	$ 1,412	$ 4,443
	2010		
	Allstate Financial	Property-Liability	Total
Balance, beginning of year	$ 4,060	$ 1,410	$ 5,470
Acquisition costs deferred	483	3,645	4,128
Amortization charged to income	(356)	(3,678)	(4,034)
Effect of unrealized gains and losses	(795)	—	(795)
Balance, end of year	$ 3,392	$ 1,377	$ 4,769
	2009		
	Allstate Financial	Property-Liability	Total
Balance, beginning of year	$ 7,089	$ 1,453	$ 8,542
Impact of adoption of new other-than-temporary impairment accounting guidance before unrealized impact [1]	(176)	—	(176)
Impact of adoption of new other-than-temporary impairment accounting guidance effect of unrealized capital gains and losses [2]	176	—	176
Acquisition costs deferred	495	3,746	4,241
Amortization charged to income	(965)	(3,789)	(4,754)
Effect of unrealized gains and losses	(2,559)	—	(2,559)
Balance, end of year	$ 4,060	$ 1,410	$ 5,470

(1) The adoption of new other-than-temporary impairment accounting guidance on April 1, 2009 resulted in an adjustment to DAC to reverse previously recorded DAC accretion related to realized capital losses that were reclassified to other comprehensive income upon adoption.

(2) The adoption of new other-than-temporary impairment accounting guidance resulted in an adjustment to DAC due to the change in unrealized capital gains and losses that occurred upon adoption on April 1, 2009 when previously recorded realized capital losses were reclassified to other comprehensive income. The adjustment was recorded as an increase of the DAC balance and unrealized capital gains and losses.

DSI activity for Allstate Financial, which primarily relates to fixed annuities and interest-sensitive life contracts, for the years ended December 31 was as follows:

($ in millions)	2011	2010	2009
Balance, beginning of year	$ 86	$ 195	$ 453
Impact of adoption of new other-than-temporary impairment accounting guidance before unrealized impact (1)	—	—	(35)
Impact of adoption of new other-than-temporary impairment accounting guidance effect of unrealized capital gains and losses (2)	—	—	35
Sales inducements deferred	7	14	28
Amortization charged to income	(23)	(27)	(129)
Effect of unrealized gains and losses	(29)	(96)	(157)
Balance, end of year	$ 41	$ 86	$ 195

(1) The adoption of new other-than-temporary impairment accounting guidance on April 1, 2009 resulted in an adjustment to DSI to reverse previously recorded DSI accretion related to realized capital losses that were reclassified to other comprehensive income upon adoption.

(2) The adoption of new other-than-temporary impairment accounting guidance resulted in an adjustment to DSI due to the change in unrealized capital gains and losses that occurred upon adoption on April 1, 2009 when previously recorded realized capital losses were reclassified to other comprehensive income. The adjustment was recorded as an increase of the DSI balance and unrealized capital gains and losses.

12. Capital Structure

Debt outstanding

Total debt outstanding as of December 31 consisted of the following:

($ in millions)	2011	2010
6.125% Senior Notes, due 2012 (1)	$ 350	$ 350
7.50% Debentures, due 2013	250	250
5.00% Senior Notes, due 2014 (1)	650	650
6.20% Senior Notes, due 2014 (1)	300	300
6.75% Senior Debentures, due 2018	250	250
7.45% Senior Notes, due 2019 (1)	700	700
6.125% Senior Notes, due 2032 (1)	250	250
5.35% Senior Notes due 2033 (1)	400	400
5.55% Senior Notes due 2035 (1)	800	800
5.95% Senior Notes, due 2036 (1)	650	650
6.90% Senior Debentures, due 2038	250	250
6.125% Junior Subordinated Debentures, due 2067	500	500
6.50% Junior Subordinated Debentures, due 2067	500	500
Synthetic lease VIE obligations, floating rates, due 2014	44	42
Federal Home Loan Bank ("FHLB") advances, due 2018	14	16
Total long-term debt	5,908	5,908
Short-term debt (2)	—	—
Total debt	$ 5,908	$ 5,908

(1) Senior Notes are subject to redemption at the Company's option in whole or in part at any time at the greater of either 100% of the principal amount plus accrued and unpaid interest to the redemption date or the discounted sum of the present values of the remaining scheduled payments of principal and interest and accrued and unpaid interest to the redemption date.

(2) The Company classifies any borrowings which have a maturity of twelve months or less at inception as short-term debt.

Total debt outstanding by maturity as of December 31, 2011 is as follows:

($ in millions)	
Due within one year or less	$ 350
Due after one year through 5 years	1,244
Due after 5 years through 10 years	964
Due after 10 years through 20 years	—
Due after 20 years	3,350
Total debt	$ 5,908

On January 11, 2012, the Company issued $500 million of 5.20% Senior Notes due 2042. The proceeds of this issuance will be used for general corporate purposes, including the repayment of $350 million of 6.125% Senior Notes maturing on February 15, 2012.

The Company has outstanding $500 million of Series A 6.50% and $500 million of Series B 6.125% Fixed-to-Floating Rate Junior Subordinated Debentures (together the "Debentures"). The scheduled maturity dates for the Debentures are May 15, 2057 and May 15, 2037 for Series A and Series B, respectively, with a final maturity date of May 15, 2067. The Debentures may be redeemed (i) in whole or in part, at any time on or after May 15, 2037 or May 15, 2017 for Series A and Series B, respectively, at their principal amount plus accrued and unpaid interest to the date of redemption, or (ii) in certain circumstances, in whole or in part, prior to May 15, 2037 and May 15, 2017 for Series A and Series B, respectively, at their principal amount plus accrued and unpaid interest to the date of redemption or, if greater, a make-whole price.

Interest on the Debentures is payable semi-annually at the stated fixed annual rate to May 15, 2037 and May 15, 2017 for Series A and Series B, respectively, and then payable quarterly at an annual rate equal to the three-month LIBOR plus 2.12% and 1.935% for Series A and Series B, respectively. The Company may elect at one or more times to defer payment of interest on the Debentures for one or more consecutive interest periods that do not exceed 10 years. Interest compounds during such deferral periods at the rate in effect for each period. The interest deferral feature obligates the Company in certain circumstances to issue common stock or certain other types of securities if it cannot otherwise raise sufficient funds to make the required interest payments. The Company has reserved 75 million shares of its authorized and unissued common stock to satisfy this obligation.

In connection with the issuance of the Debentures, the Company entered into replacement capital covenants. These covenants are not intended for the benefit of the holders of the Debentures and may not be enforced by them. Rather, they are for the benefit of holders of one or more other designated series of the Company's indebtedness, initially the 6.90% Senior Debentures due 2038. Pursuant to these covenants, the Company has agreed that it will not repay, redeem, or purchase the Debentures on or before May 15, 2067 and May 15, 2047 for Series A and Series B, respectively, unless, subject to certain limitations, the Company has received proceeds in specified amounts from the issuance of specified securities. These covenants terminate in 2067 and 2047 for Series A and Series B, respectively, or earlier upon the occurrence of certain events, including an acceleration of the Debentures of the particular series due to the occurrence of an event of default. An event of default, as defined by the supplemental indentures, includes default in the payment of interest or principal and bankruptcy proceedings.

The Company is the primary beneficiary of a consolidated VIE used to acquire up to 19 automotive collision repair stores ("synthetic lease"). In 2011, the Company renewed the synthetic lease for a three-year term at a floating rate due 2014. The Company's Consolidated Statements of Financial Position include $32 million and $33 million of property and equipment, net and $44 million and $42 million of long-term debt as of December 31, 2011 and 2010, respectively.

The Allstate Bank received a $10 million long-term advance from the FHLB in April 2008, and another $10 million advance in September 2008. The FHLB advances are secured with cash pledged to the FHLB. During 2011, 2010 and 2009, $2 million, $2 million and $1 million was repaid on the advances, respectively. The Allstate Corporation will be assuming these obligations when the Bank is dissolved.

To manage short-term liquidity, the Company maintains a commercial paper program and a credit facility as a potential source of funds. These include a $1.00 billion unsecured revolving credit facility and a commercial paper program with a borrowing limit of $1.00 billion. The credit facility has an initial term of five years expiring in May 2012. The Company has the option to extend the expiration by one year upon approval of existing or replacement lenders providing more than two-thirds of the commitments to lend. This facility also contains an increase provision that would allow up to an additional $500 million of borrowing provided the increased portion could be fully syndicated at a later date among existing or new lenders. This facility has a financial covenant requiring the Company not to exceed a 37.5%

debt to capital resources ratio as defined in the agreement. Although the right to borrow under the facility is not subject to a minimum rating requirement, the costs of maintaining the facility and borrowing under it are based on the ratings of the Company's senior, unsecured, nonguaranteed long-term debt. The total amount outstanding at any point in time under the combination of the commercial paper program and the credit facility cannot exceed the amount that can be borrowed under the credit facility. No amounts were outstanding under the credit facility as of December 31, 2011 and 2010. The Company had no commercial paper outstanding as of December 31, 2011 and 2010.

The Company paid $363 million, $363 million and $383 million of interest on debt in 2011, 2010 and 2009, respectively.

During 2009, the Company filed a universal shelf registration statement with the Securities and Exchange Commission ("SEC") that expires in 2012. The registration statement covers an unspecified amount of securities and can be used to issue debt securities, common stock, preferred stock, depositary shares, warrants, stock purchase contracts, stock purchase units and securities of trust subsidiaries.

Capital stock

The Company had 900 million shares of issued common stock of which 501 million shares were outstanding and 399 million shares were held in treasury as of December 31, 2011. In 2011, the Company reacquired 33 million shares at an average cost of $28.65 and reissued 1 million shares under equity incentive plans.

13. Company Restructuring

The Company undertakes various programs to reduce expenses. These programs generally involve a reduction in staffing levels, and in certain cases, office closures. Restructuring and related charges include employee termination and relocation benefits, and post-exit rent expenses in connection with these programs, and non-cash charges resulting from pension benefit payments made to agents in connection with the 1999 reorganization of Allstate's multiple agency programs to a single exclusive agency program. In 2011, restructuring programs primarily relate to Allstate Protection's field claim office consolidations, reorganization of technology shared services and reorganization within Allstate Financial's sales and support organization. The expenses related to these activities are included in the Consolidated Statements of Operations as restructuring and related charges, and totaled $44 million, $30 million and $130 million in 2011, 2010 and 2009, respectively.

The following table presents changes in the restructuring liability in 2011.

($ in millions)	Employee costs	Exit costs	Total liability
Balance as of December 31, 2010	$ 13	$ 3	$ 16
Expense incurred	21	7	28
Adjustments to liability	(10)	—	(10)
Payments applied against liability	(19)	(5)	(24)
Balance as of December 31, 2011	$ 5	$ 5	$ 10

The payments applied against the liability for employee costs primarily reflect severance costs, and the payments for exit costs generally consist of post-exit rent expenses and contract termination penalties. As of December 31, 2011, the cumulative amount incurred to date for active programs totaled $110 million for employee costs and $47 million for exit costs.

14. Commitments, Guarantees and Contingent Liabilities

Leases

The Company leases certain office facilities and computer equipment. Total rent expense for all leases was $256 million, $256 million and $267 million in 2011, 2010 and 2009, respectively.

Minimum rental commitments under noncancelable capital and operating leases with an initial or remaining term of more than one year as of December 31, 2011 are as follows:

($ in millions)	Capital leases	Operating leases
2012	$ 7	$ 182
2013	8	138
2014	6	92
2015	2	66
2016	2	47
Thereafter	13	66
Total	$ 38	$ 591
Present value of minimum capital lease payments	$ 29	

Shared markets and state facility assessments

The Company is required to participate in assigned risk plans, reinsurance facilities and joint underwriting associations in various states that provide insurance coverage to individuals or entities that otherwise are unable to purchase such coverage from private insurers. Underwriting results related to these arrangements, which tend to be adverse, have been immaterial to the Company's results of operations. Because of the Company's participation, it may be exposed to losses that surpass the capitalization of these facilities and/or assessments from these facilities.

Castle Key is subject to assessments from Citizens Property Insurance Corporation in the state of Florida ("FL Citizens"), which was initially created by the state of Florida to provide insurance to property owners unable to obtain coverage in the private insurance market. FL Citizens, at the discretion and direction of its Board of Governors ("FL Citizens Board"), can levy a regular assessment on assessable insurers and assessable insureds for a deficit in any calendar year up to a maximum of the greater of 6% of the deficit or 6% of Florida property premiums industry-wide for the prior year. Prior to July 2008, the assessment rate was 10%. The base of assessable insurers includes all property and casualty premiums in the state, except workers' compensation, medical malpractice, accident and health insurance and policies written under the NFIP. An insurer may recoup a regular assessment through a surcharge to policyholders. In order to recoup this assessment, an insurer must file for a policy surcharge with the Florida Office of Insurance Regulation ("FL OIR") at least fifteen days prior to imposing the surcharge on policies. If a deficit remains after the regular assessment, FL Citizens can also levy emergency assessments in the current and subsequent years. Companies are required to collect the emergency assessments directly from residential property policyholders and remit to FL Citizens as collected.

FL Citizens reported losses from Hurricane Wilma in 2005, which followed a deficit for the 2004 plan year. The FL Citizens Board certified the 2005 FL Citizens deficit at $1.73 billion of which $920 million was to be funded through a regular assessment. The Company paid its portion of the deficit assessment totaling $14 million during 2006 and has recouped $11 million as of December 31, 2011. The Company expects to continue recoupment in 2012. The remainder of the deficit was funded by bonds issued in 2006.

The Company is also subject to assessments from Louisiana Citizens Property Insurance Corporation ("LA Citizens"). LA Citizens can levy a regular assessment on participating companies for a deficit in any calendar year up to a maximum of the greater of 10% of the calendar year deficit or 10% of Louisiana direct property premiums industry-wide for the prior calendar year.

Florida Hurricane Catastrophe Fund

Castle Key participates in the mandatory coverage provided by the FHCF and therefore has access to reimbursements on certain qualifying Florida hurricane losses from the FHCF (see Note 10), has exposure to assessments and pays annual premiums to the FHCF for this reimbursement protection. The FHCF has the authority to issue bonds to pay its obligations to insurers participating in the mandatory coverage in excess of its capital balances. Payment of these bonds is funded by emergency assessments on all property and casualty premiums in the state, except workers' compensation, medical malpractice, accident and health insurance and policies written under the NFIP. The FHCF emergency assessments are limited to 6% of premiums per year beginning the first year in which reimbursements require bonding, and up to a total of 10% of premiums per year for assessments in the second and subsequent years, if required to fund additional bonding. The FHCF issued $625 million in bonds in 2008, and the FL OIR ordered an emergency assessment of 1% of premiums collected for all policies renewed after January 1, 2007. The FHCF issued

$676 million in bonds in 2010 and the FL OIR ordered an emergency assessment of 1.3% of premiums collected for all policies written or renewed after January 1, 2011. As required, companies will collect the FHCF emergency assessments directly from policyholders and remit them to the FHCF as they are collected.

Facilities such as FL Citizens, LA Citizens and the FHCF are generally designed so that the ultimate cost is borne by policyholders; however, the exposure to assessments from these facilities and the availability of recoupments or premium rate increases may not offset each other in the Company's financial statements. Moreover, even if they do offset each other, they may not offset each other in financial statements for the same fiscal period due to the ultimate timing of the assessments and recoupments or premium rate increases, as well as the possibility of policies not being renewed in subsequent years.

California Earthquake Authority

Exposure to certain potential losses from earthquakes in California is limited by the Company's participation in the California Earthquake Authority ("CEA"), which provides insurance for California earthquake losses. The CEA is a privately-financed, publicly-managed state agency created to provide insurance coverage for earthquake damage. Insurers selling homeowners insurance in California are required to offer earthquake insurance to their customers either through their company or by participation in the CEA. The Company's homeowners policies continue to include coverages for losses caused by explosions, theft, glass breakage and fires following an earthquake, which are not underwritten by the CEA.

As of September 30, 2011, the CEA's capital balance was approximately $3.96 billion. Should losses arising from an earthquake cause a deficit in the CEA, additional funding would be obtained from the proceeds of revenue bonds the CEA may issue, an existing $3.05 billion reinsurance layer, and finally, if needed, assessments on participating insurance companies. The authority of the CEA to assess participating insurers extends through December 1, 2018. Participating insurers are required to pay an assessment, currently estimated not to exceed $1.56 billion, if the capital of the CEA falls below $350 million. Participating insurers are required to pay a second additional assessment, currently estimated not to exceed $804 million, if aggregate CEA earthquake losses exceed $9.69 billion and the capital of the CEA falls below $350 million. Within the limits previously described, the assessment could be intended to restore the CEA's capital to a level of $350 million. There is no provision that allows insurers to recover assessments through a premium surcharge or other mechanism. The CEA's projected aggregate claim paying capacity is $9.69 billion as of October 31, 2011 and if an event were to result in claims greater than its capacity, affected policyholders would be paid a prorated portion of their covered losses.

All future assessments on participating CEA insurers are based on their CEA insurance market share as of December 31 of the preceding year. As of April 1, 2011, the Company's share of the CEA was 16.2%. The Company does not expect its CEA market share to materially change. At this level, the Company's maximum possible CEA assessment would be $382 million during 2012. Accordingly, assessments from the CEA for a particular quarter or annual period may be material to the results of operations and cash flows, but not the financial position of the Company. Management believes the Company's exposure to earthquake losses in California has been significantly reduced as a result of its participation in the CEA.

Texas Windstorm Insurance Association

The Company participates in the mandatory coverage provided by the Texas Windstorm Insurance Association ("TWIA"), for losses relating to hurricane activity. Amounts assessed to each company are allocated based upon its proportion of business written. In September 2008, TWIA assessed the Company $66 million for losses relating to Hurricane Ike. The assessment was based on 2007 direct voluntary writings in the State of Texas. The Company expects to recoup $35 million of the assessment via premium tax offsets over a five year period. $7 million of the total recoupable amount was realized via premium tax offsets in each of 2011, 2010 and 2009. The remaining $31 million of the assessment was eligible for cession under the Company's reinsurance program. The TWIA board has not indicated the likelihood of any possible future assessments to insurers at this time. However, assessments from the TWIA for a particular quarter or annual period may be material to the results of operations and cash flows, but not the financial position of the Company. Management believes the Company's exposure to losses in Texas has been significantly reduced as a result of its participation in the TWIA.

Guaranty funds

Under state insurance guaranty fund laws, insurers doing business in a state can be assessed, up to prescribed limits, for certain obligations of insolvent insurance companies to policyholders and claimants. Amounts assessed to each company are typically related to its proportion of business written in each state. The Company's policy is to accrue assessments when the entity for which the insolvency relates has met its state of domicile's statutory definition of insolvency, the amount of the loss is reasonably estimable and the related premium upon which the assessment is based is written. In most states, the definition is met with a declaration of financial insolvency by a court of competent jurisdiction. In certain states there must also be a final order of liquidation. As of December 31, 2011 and 2010, the liability balance included in other liabilities and accrued expenses was $53 million and $46 million, respectively. The related premium tax offsets included in other assets were $35 million and $25 million as of December 31, 2011 and 2010, respectively.

PMI runoff support agreement

The Company has certain limited rights and obligations under a capital support agreement ("Runoff Support Agreement") with PMI Mortgage Insurance Company ("PMI"), the primary operating subsidiary of PMI Group, related to the Company's disposition of PMI in prior years. Under the Runoff Support Agreement, the Company would be required to pay claims on PMI policies written prior to October 28, 1994 if PMI fails certain financial covenants and fails to pay such claims. The agreement only covers these policies and not any policies issued on or after that date. In the event any amounts are so paid, the Company would receive a commensurate amount of preferred stock or subordinated debt of PMI Group or PMI. The Runoff Support Agreement also restricts PMI's ability to write new business and pay dividends under certain circumstances. On October 20, 2011, the Director of the Arizona Department of Insurance took control of the PMI insurance companies; effective October 24, 2011, the Director instituted a partial claim payment plan: claim payments will be made at 50%, with the remaining amount deferred as a policyholder claim. The effect of these developments to the Company are uncertain. Management does not believe they will have a material effect on results of operations, cash flows or financial position of the Company.

Guarantees

The Company owns certain fixed income securities that obligate the Company to exchange credit risk or to forfeit principal due, depending on the nature or occurrence of specified credit events for the reference entities. In the event all such specified credit events were to occur, the Company's maximum amount at risk on these fixed income securities, as measured by the amount of the aggregate initial investment, was $28 million as of December 31, 2011. The obligations associated with these fixed income securities expire at various dates on or before March 11, 2018.

Related to the disposal through reinsurance of substantially all of Allstate Financial's variable annuity business to Prudential in 2006, the Company and its consolidated subsidiaries, ALIC and ALNY, have agreed to indemnify Prudential for certain pre-closing contingent liabilities (including extra-contractual liabilities of ALIC and ALNY and liabilities specifically excluded from the transaction) that ALIC and ALNY have agreed to retain. In addition, the Company, ALIC and ALNY will each indemnify Prudential for certain post-closing liabilities that may arise from the acts of ALIC, ALNY and their agents, including in connection with ALIC's and ALNY's provision of transition services. The reinsurance agreements contain no limitations or indemnifications with regard to insurance risk transfer, and transferred all of the future risks and responsibilities for performance on the underlying variable annuity contracts to Prudential, including those related to benefit guarantees. Management does not believe this agreement will have a material effect on results of operations, cash flows or financial position of the Company.

The Company provides residual value guarantees on Company leased automobiles. If all outstanding leases were terminated effective December 31, 2011, the Company's maximum obligation pursuant to these guarantees, assuming the automobiles have no residual value, would be $6 million as of December 31, 2011. The remaining term of each residual value guarantee is equal to the term of the underlying lease that ranges from less than one year to three years. Historically, the Company has not made any material payments pursuant to these guarantees.

In the normal course of business, the Company provides standard indemnifications to contractual counterparties in connection with numerous transactions, including acquisitions and divestitures. The types of indemnifications typically provided include indemnifications for breaches of representations and warranties, taxes and certain other liabilities, such as third party lawsuits. The indemnification clauses are often standard contractual terms and are entered into in the normal course of business based on an assessment that the risk of loss would be remote. The terms of the indemnifications vary in duration and nature. In many cases, the maximum obligation is not explicitly stated and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur. Consequently, the maximum amount of the obligation under such indemnifications is not determinable. Historically, the Company has not made any material payments pursuant to these obligations.

The aggregate liability balance related to all guarantees was not material as of December 31, 2011.

Regulation and Compliance

The Company is subject to changing social, economic and regulatory conditions. From time to time, regulatory authorities or legislative bodies seek to influence and restrict premium rates, require premium refunds to policyholders, require reinstatement of terminated policies, restrict the ability of insurers to cancel or non-renew policies, require insurers to continue to write new policies or limit their ability to write new policies, limit insurers' ability to change coverage terms or to impose underwriting standards, impose additional regulations regarding agent and broker compensation, regulate the nature of and amount of investments, and otherwise expand overall regulation of insurance products and the insurance industry. The Company has established procedures and policies to facilitate compliance with laws and regulations, to foster prudent business operations, and to support financial reporting. The Company routinely reviews its practices to validate compliance with laws and regulations and with internal procedures and policies. As a result of these reviews, from time to time the Company may decide to modify some of its procedures and policies. Such modifications, and the reviews that led to them, may be accompanied by payments being made and costs being incurred. The ultimate changes and eventual effects of these actions on the Company's business, if any, are uncertain.

Legal and regulatory proceedings and inquiries

The Company and certain subsidiaries are involved in a number of lawsuits, regulatory inquiries, and other legal proceedings arising out of various aspects of its business.

Background

These matters raise difficult and complicated factual and legal issues and are subject to many uncertainties and complexities, including the underlying facts of each matter; novel legal issues; variations between jurisdictions in which matters are being litigated, heard, or investigated; differences in applicable laws and judicial interpretations; the length of time before many of these matters might be resolved by settlement, through litigation, or otherwise; the fact that some of the lawsuits are putative class actions in which a class has not been certified and in which the purported class may not be clearly defined; the fact that some of the lawsuits involve multi-state class actions in which the applicable law(s) for the claims at issue is in dispute and therefore unclear; and the current challenging legal environment faced by large corporations and insurance companies.

The outcome of these matters may be affected by decisions, verdicts, and settlements, and the timing of such decisions, verdicts, and settlements, in other individual and class action lawsuits that involve the Company, other insurers, or other entities and by other legal, governmental, and regulatory actions that involve the Company, other insurers, or other entities. The outcome may also be affected by future state or federal legislation, the timing or substance of which cannot be predicted.

In the lawsuits, plaintiffs seek a variety of remedies which may include equitable relief in the form of injunctive and other remedies and monetary relief in the form of contractual and extra-contractual damages. In some cases, the monetary damages sought may include punitive or treble damages. Often specific information about the relief sought, such as the amount of damages, is not available because plaintiffs have not requested specific relief in their pleadings. When specific monetary demands are made, they are often set just below a state court jurisdictional limit in order to seek the maximum amount available in state court, regardless of the specifics of the case, while still avoiding the risk of removal to federal court. In Allstate's experience, monetary demands in pleadings bear little relation to the ultimate loss, if any, to the Company.

In connection with regulatory examinations and proceedings, government authorities may seek various forms of relief, including penalties, restitution, and changes in business practices. The Company may not be advised of the nature and extent of relief sought until the final stages of the examination or proceeding.

Accrual and disclosure policy

The Company reviews its lawsuits, regulatory inquiries, and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for such matters at management's best estimate when the Company assesses that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company does not establish accruals for such matters when the Company does not believe both that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company's assessment of whether a loss is reasonably possible or probable is based on its assessment of the ultimate outcome of the matter following all appeals. The Company does not include potential recoveries in its estimates of reasonably possible or probable losses. Legal fees are expensed as incurred.

The Company continues to monitor its lawsuits, regulatory inquiries, and other legal proceedings for further developments that would make the loss contingency both probable and estimable, and accordingly accruable, or that could affect the amount of accruals that have been previously established. There may continue to be exposure to loss in excess of any amount accrued. Disclosure of the nature and amount of an accrual is made when there have been sufficient legal and factual developments such that the Company's ability to resolve the matter would not be impaired by the disclosure of the amount of accrual.

When the Company assesses it is reasonably possible or probable that a loss has been incurred, it discloses the matter. When it is possible to estimate the reasonably possible loss or range of loss above the amount accrued, if any, for the matters disclosed, that estimate is aggregated and disclosed. Disclosure is not required when an estimate of the reasonably possible loss or range of loss cannot be made.

For certain of the matters described below in the "Claims related proceedings" and "Other proceedings" subsections, the Company is able to estimate the reasonably possible loss or range of loss above the amount accrued, if any. In determining whether it is possible to estimate the reasonably possible loss or range of loss, the Company reviews and evaluates the disclosed matters, in conjunction with counsel, in light of potentially relevant factual and legal developments.

These developments may include information learned through the discovery process, rulings on dispositive motions, settlement discussions, information obtained from other sources, experience from managing these and other matters, and other rulings by courts, arbitrators or others. When the Company possesses sufficient appropriate information to develop an estimate of the reasonably possible loss or range of loss above the amount accrued, if any, that estimate is aggregated and disclosed below. There may be other disclosed matters for which a loss is probable or reasonably possible but such an estimate is not possible. Disclosure of the estimate of the reasonably possible loss or range of loss above the amount accrued, if any, for any individual matter would only be considered when there have been sufficient legal and factual developments such that the Company's ability to resolve the matter would not be impaired by the disclosure of the individual estimate.

As of December 31, 2011, the Company estimates that the aggregate range of reasonably possible loss in excess of the amount accrued, if any, for the disclosed matters where such an estimate is possible is zero to $855 million, pre-tax. This disclosure is not an indication of expected loss, if any. Under accounting guidance, an event is "reasonably possible" if "the chance of the future event or events occurring is more than remote but less than likely" and an event is "remote" if "the chance of the future event or events occurring is slight." This estimate is based upon currently available information and is subject to significant judgment and a variety of assumptions, and known and unknown uncertainties. The matters underlying the estimate will change from time to time, and actual results may vary significantly from the current estimate. The estimate does not include matters or losses for which an estimate is not possible. Therefore, this estimate represents an estimate of possible loss only for certain matters meeting these criteria. It does not represent the Company's maximum possible loss exposure. Information is provided below regarding the nature of all of the disclosed matters and, where specified, the amount, if any, of plaintiff claims associated with these loss contingencies.

Due to the complexity and scope of the matters disclosed in the "Claims related proceedings" and "Other proceedings" subsections below and the many uncertainties that exist, the ultimate outcome of these matters cannot be predicted. In the event of an unfavorable outcome in one or more of these matters, the ultimate liability may be in excess of amounts currently accrued, if any, and may be material to the Company's operating results or cash flows for a particular quarterly or annual period. However, based on information currently known to it, management believes that the ultimate outcome of all matters described below, as they are resolved over time, is not likely to have a material effect on the financial position of the Company.

Claims related proceedings

Allstate is vigorously defending a putative class action lawsuit filed in the aftermath of Hurricane Katrina and currently pending in the United States District Court for the Eastern District of Louisiana ("District Court"). This matter was filed by the Louisiana Attorney General against Allstate and every other homeowner insurer doing business in the State of Louisiana, on behalf of the State of Louisiana, as assignee, and on behalf of a class of Road Home fund recipients. In this matter the State alleged that the insurers failed to pay all damages owed under their policies. The claims currently pending in this matter are for breach of contract and for declaratory relief on the alleged underpayment of claims by the insurers. All other claims, including extra-contractual claims, have been dismissed. The Company had moved to dismiss the complaint on the grounds that the State had no standing to bring the lawsuit as an assignee of insureds because of anti-assignment language in the underlying insurance policies. Now, however, due to a ruling by the

Louisiana Supreme Court, the Company will not pursue a motion to dismiss, but will preserve the anti-assignment issue in a defense.

The State has not yet identified the specific details by property supporting its allegations of breach of contract or the alleged deficiencies in adjusting those claims. There are many potential individual claims at issue in this matter, each of which will require individual analysis and a number of which may be subject to individual defenses, including release, accord and satisfaction, prescription, waiver, and estoppel. There has been no discovery in connection with this matter. The Company has now filed a motion seeking to force the State to provide more specificity as to its claims in this matter. The Company believes that its adjusting practices in connection with Katrina homeowners claims were sound and in accordance with industry standards and state law. There remain significant questions of Louisiana law that have yet to be decided. In the Company's judgment, given the issues discussed above, a loss is not probable.

Allstate has been vigorously defending a lawsuit in regards to certain claims employees involving worker classification issues. This lawsuit is a certified class action challenging a state wage and hour law. In this case, plaintiffs sought actual damages in an amount to be proven at trial, liquidated damages in an amount equal to an unspecified percentage of the aggregate underpayment of wages to be proven at trial, as well as attorneys' fees and costs. Plaintiffs have not made a settlement demand nor have they alleged the amount of damages with any specificity. The case was bifurcated between liability and damages and is currently focused only on liability issues. No discovery has taken place regarding plaintiffs' alleged damages. In December 2009, the liability phase of the case was tried, and, on July 6, 2010, the court issued its decision finding in favor of Allstate on all claims. The plaintiffs have appealed the decision in favor of Allstate to the first level appellate court. After concluding the current appeal, the parties may seek a subsequent appeal to the Illinois Supreme Court. Only liability issues are being addressed on appeal and no damages may be awarded at this stage of the proceedings. In the event the trial court's order were to be overturned, however, the parties would need to conduct damages discovery, and a trial on damages would have to take place, before any damages could be awarded. In the Company's judgment a loss is not probable.

Allstate is vigorously defending a class action lawsuit in Montana state court challenging aspects of its claim handling practices in Montana. The plaintiff alleges that the Company adjusts claims made by individuals who do not have attorneys in a manner that unfairly resulted in lower payments compared to claimants who were represented by attorneys. In January 2012, the court certified a class of Montana claimants who were not represented by attorneys with respect to the resolution of auto accident claims. The court certified the class to cover an indefinite period that commences in the mid-1990's. The certified claims include claims for declaratory judgment, injunctive relief and punitive damages in an unspecified amount. Injunctive relief may include a claim process by which unrepresented claimants could request that their claims be readjusted. No compensatory damages are sought on behalf of the class. To date no discovery has occurred related to the potential value of the class members' claims. The Company has asserted various defenses with respect to the plaintiff's claims which have not been finally resolved. The proposed injunctive relief claim process would be subject to defenses and offsets ordinarily associated with the adjustment of claims. Any differences in amounts paid to class members compared to what class members might be paid under a different process would be speculative and subject to individual variation and determination dependent upon the individual circumstances presented by each class claimant. In the Company's judgment a loss is not probable.

Other proceedings

The Company is defending certain matters relating to the Company's agency program reorganization announced in 1999. Although these cases have been pending for many years, they currently are in the early stages of litigation because of appellate court proceedings and threshold procedural issues.

- These matters include a lawsuit filed in 2001 by the U.S. Equal Employment Opportunity Commission ("EEOC") alleging retaliation under federal civil rights laws ("EEOC I") and a class action filed in 2001 by former employee agents alleging retaliation and age discrimination under the Age Discrimination in Employment Act ("ADEA"), breach of contract and ERISA violations ("Romero I"). In 2004, in the consolidated EEOC I and Romero I litigation, the trial court issued a memorandum and order that, among other things, certified classes of agents, including a mandatory class of agents who had signed a release, for purposes of effecting the court's declaratory judgment that the release was voidable at the option of the release signer. The court also ordered that an agent who voided the release must return to Allstate "any and all benefits received by the [agent] in exchange for signing the release." The court also stated that, "on the undisputed facts of record, there is no basis for claims of age discrimination." The EEOC and plaintiffs asked the court to clarify and/or reconsider its memorandum and order and in January 2007, the judge denied their request. In June 2007, the court reversed its prior ruling that the release was voidable and granted the Company's motions for summary judgment, ruling that the asserted claims were barred by the release signed by most plaintiffs.

Plaintiffs filed a notice of appeal with the U.S. Court of Appeals for the Third Circuit ("Third Circuit"). In July 2009, the Third Circuit vacated the trial court's entry of summary judgment in the Company's favor and remanded the cases to the trial court for additional discovery, including additional discovery related to the validity of the release and waiver. In its opinion, the Third Circuit held that if the release and waiver is held to be valid, then all of the claims in Romero I and EEOC I are barred. Thus, if the waiver and release is upheld, then only the claims in Romero I asserted by the small group of employee agents who did not sign the release and waiver would remain for adjudication. In January 2010, following the remand, the cases were assigned to a new judge for further proceedings in the trial court. Plaintiffs filed their Second Amended Complaint on July 28, 2010. Plaintiffs seek broad but unspecified "make whole relief," including back pay, compensatory and punitive damages, liquidated damages, lost investment capital, attorneys' fees and costs, and equitable relief, including reinstatement to employee agent status with all attendant benefits for up to approximately 6,500 former employee agents. Despite the length of time that these matters have been pending, to date only limited discovery has occurred related to the damages claimed by individual plaintiffs, and no damages discovery has occurred related to the claims of the putative class. Nor have plaintiffs provided any calculations of the putative class's alleged back pay or the alleged liquidated, compensatory or punitive damages, instead asserting that such calculations will be provided at a later stage during expert discovery. Damage claims are subject to reduction by amounts and benefits received by plaintiffs and putative class members subsequent to their employment termination. Little to no discovery has occurred with respect to amounts earned or received by plaintiffs and putative class members in mitigation of their alleged losses. Alleged damage amounts and lost benefits of the approximately 6,500 putative class members also are subject to individual variation and determination dependent upon retirement dates, participation in employee benefit programs, and years of service. Discovery limited to the validity of the waiver and release is in process. At present, no class is certified. Summary judgment proceedings on the validity of the waiver and release are expected to occur in the first half of 2012.

- A putative nationwide class action has also been filed by former employee agents alleging various violations of ERISA, including a worker classification issue ("Romero II"). These plaintiffs are challenging certain amendments to the Agents Pension Plan and are seeking to have exclusive agent independent contractors treated as employees for benefit purposes. Romero II was dismissed with prejudice by the trial court, was the subject of further proceedings on appeal, and was reversed and remanded to the trial court in 2005. In June 2007, the court granted the Company's motion to dismiss the case. Plaintiffs filed a notice of appeal with the Third Circuit. In July 2009, the Third Circuit vacated the district court's dismissal of the case and remanded the case to the trial court for additional discovery, and directed that the case be reassigned to another trial court judge. In its opinion, the Third Circuit held that if the release and waiver is held to be valid, then one of plaintiffs' three claims asserted in Romero II is barred. The Third Circuit directed the district court to consider on remand whether the other two claims asserted in Romero II are barred by the release and waiver. In January 2010, following the remand, the case was assigned to a new judge (the same judge for the Romero I and EEOC I cases) for further proceedings in the trial court. On April 23, 2010, plaintiffs filed their First Amended Complaint. Plaintiffs seek broad but unspecified "make whole" or other equitable relief, including losses of income and benefits as a result of their decision to retire from the Company between November 1, 1999 and December 31, 2000. They also seek repeal of the challenged amendments to the Agents Pension Plan with all attendant benefits revised and recalculated for thousands of former employee agents, and attorney's fees and costs. Despite the length of time that this matter has been pending, to date only limited discovery has occurred related to the damages claimed by individual plaintiffs, and no damages discovery has occurred related to the claims of the putative class. Nor have plaintiffs provided any calculations of the putative class's alleged losses, instead asserting that such calculations will be provided at a later stage during expert discovery. Damage claims are subject to reduction by amounts and benefits received by plaintiffs and putative class members subsequent to their employment termination. Little to no discovery has occurred with respect to amounts earned or received by plaintiffs and putative class members in mitigation of their alleged losses. Alleged damage amounts and lost benefits of the putative class members also are subject to individual variation and determination dependent upon retirement dates, participation in employee benefit programs, and years of service. As in Romero I and EEOC I, discovery at this time is limited to issues relating to the validity of the waiver and release. Class certification has not been decided. Summary judgment proceedings on the validity of the waiver and release are expected to occur in the first half of 2012.

In these agency program reorganization matters, the threshold issue of the validity and scope of the waiver and release is yet to be decided and, if decided in favor of the Company, would preclude any damages being awarded in Romero I and EEOC I and may also preclude damages from being awarded in Romero II. In the Company's judgment a loss is not probable. Allstate has been vigorously defending these lawsuits and other matters related to its agency program reorganization.

Asbestos and environmental

Allstate's reserves for asbestos claims were $1.08 billion and $1.10 billion, net of reinsurance recoverables of $529 million and $555 million, as of December 31, 2011 and December 31, 2010, respectively. Reserves for environmental claims were $185 million and $201 million, net of reinsurance recoverables of $40 million and $47 million, as of December 31, 2011 and December 31, 2010, respectively. Approximately 59% and 60% of the total net asbestos and environmental reserves as of December 31, 2011 and 2010, respectively, were for incurred but not reported estimated losses.

Management believes its net loss reserves for asbestos, environmental and other discontinued lines exposures are appropriately established based on available facts, technology, laws and regulations. However, establishing net loss reserves for asbestos, environmental and other discontinued lines claims is subject to uncertainties that are much greater than those presented by other types of claims. The ultimate cost of losses may vary materially from recorded amounts, which are based on management's best estimate. Among the complications are lack of historical data, long reporting delays, uncertainty as to the number and identity of insureds with potential exposure and unresolved legal issues regarding policy coverage; unresolved legal issues regarding the determination, availability and timing of exhaustion of policy limits; plaintiffs' evolving and expanding theories of liability; availability and collectability of recoveries from reinsurance; retrospectively determined premiums and other contractual agreements; estimates of the extent and timing of any contractual liability; the impact of bankruptcy protection sought by various asbestos producers and other asbestos defendants; and other uncertainties. There are also complex legal issues concerning the interpretation of various insurance policy provisions and whether those losses are covered, or were ever intended to be covered, and could be recoverable through retrospectively determined premium, reinsurance or other contractual agreements. Courts have reached different and sometimes inconsistent conclusions as to when losses are deemed to have occurred and which policies provide coverage; what types of losses are covered; whether there is an insurer obligation to defend; how policy limits are determined; how policy exclusions and conditions are applied and interpreted; and whether clean-up costs represent insured property damage. Management believes these issues are not likely to be resolved in the near future, and the ultimate costs may vary materially from the amounts currently recorded resulting in material changes in loss reserves. In addition, while the Company believes that improved actuarial techniques and databases have assisted in its ability to estimate asbestos, environmental, and other discontinued lines net loss reserves, these refinements may subsequently prove to be inadequate indicators of the extent of probable losses. Due to the uncertainties and factors described above, management believes it is not practicable to develop a meaningful range for any such additional net loss reserves that may be required.

15. Income Taxes

The Company and its domestic subsidiaries file a consolidated federal income tax return. Tax liabilities and benefits realized by the consolidated group are allocated as generated by the respective entities.

The Internal Revenue Service ("IRS") is currently examining the Company's 2009 and 2010 federal income tax returns. The IRS has completed its examinations of the Company's federal income tax returns for 2005-2006 and 2007-2008 and the cases are under consideration at the IRS Appeals Office. The Company's tax years prior to 2005 have been examined by the IRS and the statute of limitations has expired on those years. Any adjustments that may result from IRS examinations of tax returns are not expected to have a material effect on the results of operations, cash flows or financial position of the Company.

The reconciliation of the change in the amount of unrecognized tax benefits for the years ended December 31 is as follows:

($ in millions)	2011	2010	2009
Balance - beginning of year	$ 25	$ 22	$ 21
Increase for tax positions taken in a prior year	—	1	—
Decrease for tax positions taken in a prior year	—	—	—
Increase for tax positions taken in the current year	—	2	1
Decrease for tax positions taken in the current year	—	—	—
(Decrease) increase for settlements	—	—	—
Reductions due to lapse of statute of limitations	—	—	—
Balance - end of year	$ 25	$ 25	$ 22

The Company believes it is reasonably possible that the liability balance will be reduced by $25 million within the next twelve months upon the resolution of an outstanding issue resulting from the 2005-2006 IRS examination. Because of the impact of deferred tax accounting, recognition of previously unrecognized tax benefits is not expected to impact the Company's effective tax rate.

The Company recognizes interest accrued related to unrecognized tax benefits in income tax expense. The Company did not record interest income or expense relating to unrecognized tax benefits in income tax expense in 2011 or 2010. The Company recorded $0.1 million of interest income relating to unrecognized tax benefits in income tax expense in 2009. As of December 31, 2011 and 2010, there was no interest accrued with respect to unrecognized tax benefits. No amounts have been accrued for penalties.

The components of the deferred income tax assets and liabilities as of December 31 are as follows:

($ in millions)	2011	2010
Deferred assets		
Unearned premium reserves	$ 656	$ 637
Difference in tax bases of invested assets	564	521
Discount on loss reserves	315	310
Pension	255	229
Alternative minimum tax credit carryforward	255	168
Accrued compensation	213	201
Net operating loss carryforwards	203	—
Other postretirement benefits	188	157
Life and annuity reserves	10	227
Other assets	67	50
Total deferred assets	2,726	2,500
Valuation allowance	(67)	(6)
Net deferred assets	2,659	2,494
Deferred liabilities		
DAC	(1,102)	(1,139)
Unrealized net capital gains	(737)	(504)
Other intangible assets	(142)	(6)
Other liabilities	(158)	(61)
Total deferred liabilities	(2,139)	(1,710)
Net deferred asset	$ 520	$ 784

Although realization is not assured, management believes it is more likely than not that the deferred tax assets, net of valuation allowance, will be realized based on the Company's assessment that the deductions ultimately recognized for tax purposes will be fully utilized. The valuation allowance for deferred tax assets increased by $61 million in 2011 primarily as a result of the acquisition of Answer Financial. The valuation allowance relates to the portion of Answer

Financial's net operating loss carryforwards that, due to limitations contained in the Internal Revenue Code, are expected to expire prior to their utilization.

As of December 31, 2011, the Company has net operating loss carryforwards of $580 million which will expire at the end of 2015 through 2031. The Company has tax credit carryforwards of $9 million which will be available to offset future tax liabilities and expire at the end of 2029 through 2031. In addition, the Company has an alternative minimum tax credit carryforward of $255 million which will be available to offset future tax liabilities indefinitely.

The components of income tax expense for the years ended December 31 are as follows:

($ in millions)	**2011**	**2010**	**2009**
Current	$ 14	$ 133	$ (18)
Deferred	158	65	412
Total income tax expense	$ 172	$ 198	$ 394

Income tax expense for the year ended December 31, 2009 includes expense of $254 million attributable to an increase in the valuation allowance relating to the deferred tax asset on capital losses recorded in the first quarter of 2009. This valuation allowance was released in connection with the adoption of new other-than-temporary impairment accounting guidance on April 1, 2009; however, the release was recorded as an increase to retained income and therefore did not reverse the amount recorded in income tax expense. The release of the valuation allowance is related to the reversal of previously recorded other-than-temporary impairment write-downs that would not have been recorded under the new other-than-temporary impairment accounting guidance.

The Company paid income taxes of $32 million in 2011 and received refunds of $8 million and $1.25 billion in 2010 and 2009, respectively. The Company had a current income tax receivable of $157 million and $129 million as of December 31, 2011 and 2010, respectively.

A reconciliation of the statutory federal income tax rate to the effective income tax rate on income from operations for the years ended December 31 is as follows:

	2011	**2010**	**2009**
Statutory federal income tax rate	35.0%	35.0%	35.0%
Tax-exempt income	(13.6)	(15.6)	(20.2)
Tax credits	(2.1)	(0.5)	—
Dividends received deduction	(1.8)	(1.4)	(1.3)
Adjustment to prior year tax liabilities	(0.8)	(0.2)	(2.7)
Other	1.2	0.3	0.9
Valuation allowance	—	—	19.9
Effective income tax rate	17.9%	17.6%	31.6%

16. Statutory Financial Information

Allstate's domestic property-liability and life insurance subsidiaries prepare their statutory-basis financial statements in conformity with accounting practices prescribed or permitted by the insurance department of the applicable state of domicile. Prescribed statutory accounting practices include a variety of publications of the NAIC, as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

All states require domiciled insurance companies to prepare statutory-basis financial statements in conformity with the NAIC Accounting Practices and Procedures Manual, subject to any deviations prescribed or permitted by the applicable insurance commissioner and/or director. Statutory accounting practices differ from GAAP primarily since they require charging policy acquisition and certain sales inducement costs to expense as incurred, establishing life insurance reserves based on different actuarial assumptions, and valuing certain investments and establishing deferred taxes on a different basis.

Statutory net income and capital and surplus of Allstate's domestic insurance subsidiaries, determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities are as follows:

($ in millions)	**Net income**			**Capital and surplus**	
	2011	**2010**	**2009**	**2011**	**2010**
Amounts by major business type:					
Property-Liability [(1)]	$ 213	$ 1,064	$ 1,318	$ 11,992	$ 12,185
Allstate Financial	(42)	(430)	(911)	3,600	3,454
Amount per statutory accounting practices	$ 171	$ 634	$ 407	$ 15,592	$ 15,639

(1) The Property-Liability statutory capital and surplus balances exclude wholly-owned subsidiaries included in the Allstate Financial segment.

There were no permitted practices utilized as of December 31, 2011 or 2010.

Dividends

The ability of the Company to pay dividends is dependent on business conditions, income, cash requirements of the Company, receipt of dividends from AIC and other relevant factors. The payment of shareholder dividends by AIC without the prior approval of the state insurance regulator is limited to formula amounts based on net income and capital and surplus, determined in conformity with statutory accounting practices, as well as the timing and amount of dividends paid in the preceding twelve months. AIC paid dividends of $838 million in 2011, which was less than the maximum amount allowed under Illinois insurance law without the prior approval of the Illinois Department of Insurance ("IL DOI") based on 2010 formula amounts. The maximum amount of dividends AIC will be able to pay without prior IL DOI approval at a given point in time during 2012 is $1.51 billion, less dividends paid during the preceding twelve months measured at that point in time.

Notification and approval of intercompany lending activities is also required by the IL DOI for transactions that exceed a level that is based on a formula using statutory admitted assets and statutory surplus.

17. Benefit Plans

Pension and other postretirement plans

Defined benefit pension plans cover most full-time employees, certain part-time employees and employee-agents. Benefits under the pension plans are based upon the employee's length of service and eligible annual compensation. A cash balance formula was added to the Allstate Retirement Plan effective January 1, 2003. All eligible employees hired before August 1, 2002 were provided with a one-time opportunity to choose between the cash balance formula and the final average pay formula. The cash balance formula applies to all eligible employees hired after August 1, 2002.

The Company also provides certain health care subsidies for eligible employees hired before January 1, 2003 when they retire and their eligible dependents and certain life insurance benefits for eligible employees hired before January 1, 2003 when they retire ("postretirement benefits"). Qualified employees may become eligible for these benefits if they retire in accordance with the Company's established retirement policy and are continuously insured under the Company's group plans or other approved plans in accordance with the plan's participation requirements. The Company shares the cost of retiree medical benefits with non Medicare-eligible retirees based on years of service, with the Company's share being subject to a 5% limit on annual medical cost inflation after retirement. During 2009, the Company decided to change its approach for delivering benefits to Medicare-eligible retirees. The Company no longer offers medical benefits for Medicare-eligible retirees but instead provides a fixed Company contribution (based on years of service and other factors), which is not subject to adjustments for inflation.

The Company has reserved the right to modify or terminate its benefit plans at any time and for any reason.

Obligations and funded status

The Company calculates benefit obligations based upon generally accepted actuarial methodologies using the projected benefit obligation ("PBO") for pension plans and the accumulated postretirement benefit obligation ("APBO") for other postretirement plans. The determination of pension costs and other postretirement obligations as of December 31, 2011 and 2010 are determined using a December 31 measurement date. The benefit obligations represent the actuarial present value of all benefits attributed to employee service rendered as of the measurement date. The PBO is measured using the pension benefit formula and assumptions as to future compensation levels. A plan's funded status is calculated as the difference between the benefit obligation and the fair value of plan assets. The Company's funding policy for the pension plans is to make annual contributions at a level that is in accordance with regulations under the Internal Revenue Code ("IRC") and generally accepted actuarial principles. The Company's postretirement benefit plans are not funded.

The components of the plans' funded status that are reflected in the Consolidated Statements of Financial Position as of December 31 are as follows:

($ in millions)	**Pension benefits**		**Postretirement benefits**	
	2011	**2010**	**2011**	**2010**
Fair value of plan assets	$ 4,675	$ 4,669	$ —	$ —
Less: Benefit obligation	5,831	5,545	716	628
Funded status	$ (1,156)	$ (876)	$ (716)	$ (628)
Items not yet recognized as a component of net periodic cost:				
Net actuarial loss (gain)	$ 2,546	$ 2,311	$ (211)	$ (322)
Prior service credit	(3)	(5)	(152)	(175)
Unrecognized pension and other postretirement benefit cost, pre-tax	2,543	2,306	(363)	(497)
Deferred income tax	(890)	(807)	137	186
Unrecognized pension and other postretirement benefit cost	$ 1,653	$ 1,499	$ (226)	$ (311)

The increase of $235 million in the pension net actuarial loss during 2011 is related to a decrease in the discount rate combined with lower than expected returns. The majority of the $2.55 billion net actuarial pension benefit losses not yet recognized as a component of net periodic pension cost in 2011 reflects decreases in the discount rate and the effect of unfavorable equity market conditions on the value of the pension plan assets in prior years. The decrease of $111 million in the OPEB net actuarial gain during 2011 is primarily related to a decrease in the discount rate, higher than expected claim costs of future retirees and amortization of net actuarial gains. The decrease of $23 million in the OPEB prior service credit is related to amortization of prior service cost.

The change in 2011 in items not yet recognized as a component of net periodic cost, which is recorded in unrecognized pension and other postretirement benefit cost, is shown in the table below.

($ in millions)	**Pension benefits**	**Postretirement benefits**
Items not yet recognized as a component of net periodic cost - December 31, 2010	$ 2,306	$ (497)
Net actuarial loss arising during the period	437	82
Net actuarial (loss) gain amortized to net periodic benefit cost	(200)	30
Prior service cost arising during the period	—	—
Prior service credit amortized to net periodic benefit cost	2	23
Translation adjustment and other	(2)	(1)
Items not yet recognized as a component of net periodic cost - December 31, 2011	$ 2,543	$ (363)

The net actuarial loss (gain) is recognized as a component of net periodic cost amortized over the average remaining service period of active employees expected to receive benefits. Estimates of the net actuarial loss (gain) and prior service credit expected to be recognized as a component of net periodic benefit cost during 2012 are shown in the table below.

($ in millions)	**Pension benefits**	**Postretirement benefits**
Net actuarial loss (gain)	$ 178	$ (21)
Prior service credit	(2)	(23)

The accumulated benefit obligation ("ABO") for all defined benefit pension plans was $5.16 billion and $4.82 billion as of December 31, 2011 and 2010, respectively. The ABO is the actuarial present value of all benefits attributed by the pension benefit formula to employee service rendered at the measurement date. However, it differs from the PBO due to the exclusion of an assumption as to future compensation levels.

The PBO, ABO and fair value of plan assets for the Company's pension plans with an ABO in excess of plan assets were $5.51 billion, $4.85 billion and $4.33 billion, respectively, as of December 31, 2011 and $4.48 billion, $3.79 billion and $3.54 billion, respectively, as of December 31, 2010. Included in the accrued benefit cost of the pension benefits are certain unfunded non-qualified plans with accrued benefit costs of $142 million and $132 million for 2011 and 2010, respectively.

The changes in benefit obligations for all plans for the years ended December 31 are as follows:

($ in millions)	Pension benefits		Postretirement benefits	
	2011	2010	2011	2010
Benefit obligation, beginning of year	$ 5,545	$ 5,233	$ 628	$ 666
Service cost	151	150	11	12
Interest cost	322	320	37	40
Participant contributions	1	1	20	22
Actuarial loss (gain)	337	239	82	(58)
Benefits paid [(1)]	(511)	(407)	(61)	(57)
Translation adjustment and other	(14)	9	(1)	3
Benefit obligation, end of year	$ 5,831	$ 5,545	$ 716	$ 628

[(1)] Benefits paid include lump sum distributions, a portion of which may trigger settlement accounting treatment.

Components of net periodic cost

The components of net periodic cost for all plans for the years ended December 31 are as follows:

($ in millions)	Pension benefits			Postretirement benefits		
	2011	2010	2009	2011	2010	2009
Service cost	$ 151	$ 150	$ 125	$ 11	$ 12	$ 13
Interest cost	322	320	331	37	40	52
Expected return on plan assets	(367)	(331)	(398)	—	—	—
Amortization of:						
Prior service credit	(2)	(2)	(3)	(23)	(22)	(6)
Net actuarial loss (gain)	154	160	15	(30)	(22)	(29)
Settlement loss	46	48	22	1	—	—
Net periodic cost (credit)	$ 304	$ 345	$ 92	$ (4)	$ 8	$ 30

Assumptions

Weighted average assumptions used to determine net pension cost and net postretirement benefit cost for the years ended December 31 are:

($ in millions)	Pension benefits			Postretirement benefits		
	2011	2010	2009	2011	2010	2009
Discount rate	6.00%	6.25%	7.50%	6.00%	6.25%	6.50%
Rate of increase in compensation levels	4.0 - 4.5	4.0 - 4.5	4.0 - 4.5	n/a	n/a	n/a
Expected long-term rate of return on plan assets	8.5	8.5	8.5	n/a	n/a	n/a

Weighted average assumptions used to determine benefit obligations as of December 31 are listed in the following table.

	Pension benefits		Postretirement benefits	
	2011	2010	2011	2010
Discount rate	5.25%	6.00%	5.25%	6.00%
Rate of increase in compensation levels	4.0 - 4.5	4.0 - 4.5	n/a	n/a

The weighted average health care cost trend rate used in measuring the accumulated postretirement benefit cost is 7.30% for 2012, gradually declining to 4.5% in 2024 and remaining at that level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement health care plans. A one percentage-point increase in assumed health care cost trend rates would increase the total of the service and interest cost components of net periodic benefit cost of other postretirement benefits and the APBO by $3 million and $27 million, respectively. A one percentage-point decrease in assumed health care cost trend rates would decrease the total of the service and interest cost components of net periodic benefit cost of other postretirement benefits and the APBO by $2 million and $21 million, respectively.

Pension plan assets

The change in pension plan assets for the years ended December 31 is as follows:

($ in millions)	2011	2010
Fair value of plan assets, beginning of year	$ 4,669	$ 4,127
Actual return on plan assets	267	496
Employer contribution	264	443
Benefits paid	(511)	(407)
Translation adjustment and other	(14)	10
Fair value of plan assets, end of year	$ 4,675	$ 4,669

In general, the Company's pension plan assets are managed in accordance with investment policies approved by pension investment committees. The purpose of the policies is to ensure the plans' long-term ability to meet benefit obligations by prudently investing plan assets and Company contributions, while taking into consideration regulatory and legal requirements and current market conditions. The investment policies are reviewed periodically and specify target plan asset allocation by asset category. In addition, the policies specify various asset allocation and other risk limits. The pension plans' asset exposure within each asset category is tracked against widely accepted established benchmarks for each asset class with limits on variation from the benchmark established in the investment policy. Pension plan assets are regularly monitored for compliance with these limits and other risk limits specified in the investment policies.

The pension plans' target asset allocation and the actual percentage of plan assets, by asset category as of December 31 are as follows:

	Target asset allocation	Actual percentage of plan assets	
Asset category	2011	2011	2010
U.S. equity securities	25 - 33%	19%	25%
International equity securities	17 - 23	24	18
Fixed income securities	35 - 48	38	38
Real estate funds	3 - 7	4	4
Private equity funds	3 - 7	4	3
Hedge funds	6 - 9	7	8
Short-term investments and other	1 - 3	4	4
Total [(1)]		100%	100%

(1) Securities lending collateral reinvestment is excluded from target and actual percentage of plan assets.

The target asset allocation for an asset category may be achieved either through direct investment holdings, through replication using derivative instruments (e.g., futures or swaps) or net of hedges using derivative instruments to reduce exposure to an asset category. The notional amount of derivatives used for replication net of the notional amount of hedges is limited to 115% of total plan assets. Calculating the actual allocation consistent with the target allocation results in actual allocations falling within the target allocation.

Outside the target asset allocation, the pension plans participate in a securities lending program to enhance returns. U.S. government fixed income securities and U.S. equity securities are lent out and cash collateral is invested 33% in fixed income securities and 67% in short-term investments.

The following table presents the fair values of pension plan assets as of December 31, 2011.

($ in millions)	**Quoted prices in active markets for identical assets (Level 1)**	**Significant other observable inputs (Level 2)**	**Significant unobservable inputs (Level 3)**	**Balance as of December 31, 2011**
Assets				
Equity securities:				
U.S.	$ 11	$ 817	$ 64	$ 892
International	116	986	—	1,102
Fixed income securities:				
U.S. government and agencies	634	120	—	754
Foreign government	—	26	—	26
Municipal	—	—	163	163
Corporate	—	869	9	878
RMBS	—	119	—	119
Short-term investments	33	494	—	527
Limited partnership interests:				
Real estate funds [(1)]	—	—	192	192
Private equity funds [(2)]	—	—	186	186
Hedge funds [(3)]	—	—	324	324
Cash and cash equivalents	18	—	—	18
Free-standing derivatives:				
Assets	1	2	—	3
Liabilities	(2)	(4)	—	(6)
Total plan assets at fair value	$ 811	$ 3,429	$ 938	5,178
% of total plan assets at fair value	15.7%	66.2%	18.1%	100.0%
Securities lending obligation [(4)]				(554)
Other net plan assets [(5)]				51
Total reported plan assets				$ 4,675

[(1)] Real estate funds held by the pension plans are primarily invested in U.S. commercial real estate.

[(2)] Private equity funds held by the pension plans are primarily comprised of North American buyout funds.

[(3)] Hedge funds held by the pension plans primarily comprise fund of funds investments in diversified pools of capital across funds with underlying strategies such as convertible arbitrage, equity market neutral, fixed income arbitrage, global macro, commodity trading advisors, long short equity, short biased equity, and event driven.

[(4)] The securities lending obligation represents the plan's obligation to return securities lending collateral received under a securities lending program. The terms of the program allow both the plan and the counterparty the right and ability to redeem/return the securities loaned on short notice. Due to its relatively short-term nature, the outstanding balance of the obligation approximates fair value.

[(5)] Other net plan assets represent interest and dividends receivable and net receivables related to settlements of investment transactions, such as purchases and sales.

The following table presents the fair values of pension plan assets as of December 31, 2010.

($ in millions)	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance as of December 31, 2010
Assets				
Equity securities:				
U.S.	$ 922	$ 216	$ 6	$ 1,144
International	688	154	—	842
Fixed income securities:				
U.S. government and agencies	722	71	—	793
Foreign government	—	14	—	14
Municipal	—	—	222	222
Corporate	—	836	10	846
RMBS	—	89	48	137
Short-term investments	89	574	—	663
Limited partnership interests:				
Real estate funds	—	—	167	167
Private equity funds	—	—	166	166
Hedge funds	—	—	373	373
Cash and cash equivalents	33	—	—	33
Free-standing derivatives:				
Assets	—	9	—	9
Liabilities	(2)	—	—	(2)
Total plan assets at fair value	$ 2,452	$ 1,963	$ 992	5,407
% of total plan assets at fair value	45.4%	36.3%	18.3%	100.0%
Securities lending obligation				(772)
Other net plan assets				34
Total reported plan assets				$ 4,669

The fair values of pension plan assets are estimated using the same methodologies and inputs as those used to determine the fair values for the respective asset category of the Company. These methodologies and inputs are disclosed in Note 6.

The following table presents the rollforward of Level 3 plan assets for the year ended December 31, 2011.

($ in millions)	Balance as of December 31, 2010	Actual return on plan assets: Relating to assets sold during the period	Actual return on plan assets: Relating to assets still held at the reporting date	Purchases, sales, issuances and settlements, net	Net transfers in and/or (out) of Level 3	Balance as of December 31, 2011
Assets						
U. S. equity securities	$ 6	$ —	$ (2)	$ 60	$ —	$ 64
Fixed income securities:						
Municipal	222	—	1	(60)	—	163
Corporate	10	1	—	(2)	—	9
RMBS	48	(8)	8	(30)	(18)	—
Limited partnership interests:						
Real estate funds	167	(1)	29	(3)	—	192
Private equity funds	166	1	22	(3)	—	186
Hedge funds	373	43	(48)	(44)	—	324
Total Level 3 plan assets	$ 992	$ 36	$ 10	$ (82)	$ (18)	$ 938

The following table presents the rollforward of Level 3 plan assets for the year ended December 31, 2010.

($ in millions)	Balance as of December 31, 2009	Actual return on plan assets: Relating to assets sold during the period	Actual return on plan assets: Relating to assets still held at the reporting date	Purchases, sales, issuances and settlements, net	Net transfers in and/or (out) of Level 3	Balance as of December 31, 2010
Assets						
U. S. equity securities	$ 4	$ —	$ 2	$ —	$ —	$ 6
Fixed income securities:						
Municipal	344	—	(2)	(114)	(6)	222
Corporate	10	—	—	—	—	10
RMBS	61	(10)	23	(26)	—	48
ABS	32	(1)	—	(31)	—	—
Limited partnership interests:						
Real estate funds	135	(4)	3	33	—	167
Private equity funds	149	—	19	(2)	—	166
Hedge funds	368	(58)	73	(10)	—	373
Total Level 3 plan assets	$ 1,103	$ (73)	$ 118	$ (150)	$ (6)	$ 992

The following table presents the rollforward of Level 3 plan assets for the year ended December 31, 2009.

($ in millions)	Balance as of January 1, 2009	Actual return on plan assets: Relating to assets sold during the period	Actual return on plan assets: Relating to assets still held at the reporting date	Purchases, sales, issuances and settlements, net	Net transfers in and/or (out) of Level 3	Balance as of December 31, 2009
Assets						
U. S. equity securities	$ 5	$ —	$ (3)	$ 2	$ —	$ 4
Fixed income securities:						
Municipal	408	—	22	(48)	(38)	344
Corporate	10	2	—	17	(19)	10
RMBS	99	—	2	(40)	—	61
ABS	—	—	—	32	—	32
Limited partnership interests:						
Real estate funds	142	—	(47)	40	—	135
Private equity funds	133	—	4	12	—	149
Hedge funds	341	10	37	(20)	—	368
Total Level 3 plan assets	$ 1,138	$ 12	$ 15	$ (5)	$ (57)	$ 1,103

The expected long-term rate of return on plan assets reflects the average rate of earnings expected on plan assets. The Company's assumption for the expected long-term rate of return on plan assets is reviewed annually giving consideration to appropriate financial data including, but not limited to, the plan asset allocation, forward-looking expected returns for the period over which benefits will be paid, historical returns on plan assets and other relevant market data. Given the long-term forward looking nature of this assumption, the actual returns in any one year do not immediately result in a change. In giving consideration to the targeted plan asset allocation, the Company evaluated returns using the same sources it has used historically which include: historical average asset class returns from an independent nationally recognized vendor of this type of data blended together using the asset allocation policy weights for the Company's pension plans; asset class return forecasts from a large global independent asset management firm that specializes in providing multi-asset class investment fund products which were blended together using the asset allocation policy weights; and expected portfolio returns from a proprietary simulation methodology of a widely recognized external investment consulting firm that performs asset allocation and actuarial services for corporate pension plan sponsors. This same methodology has been applied on a consistent basis each year. All of these were consistent with the Company's long-term rate of return on plan assets assumption of 8.5% as of December 31, 2011 and 2010. As of the 2011 measurement date, the arithmetic average of the annual actual return on plan assets for the most recent 10 and 5 years was 6.6% and 4.6%, respectively.

Pension plan assets did not include any of the Company's common stock as of December 31, 2011 or 2010.

Cash flows

There was no required cash contribution necessary to satisfy the minimum funding requirement under the IRC for the tax qualified pension plans as of December 31, 2011. The Company currently plans to contribute $417 million to its pension plans in 2012.

The Company contributed $41 million and $35 million to the postretirement benefit plans in 2011 and 2010, respectively. Contributions by participants were $20 million and $22 million in 2011 and 2010, respectively.

Estimated future benefit payments

Estimated future benefit payments expected to be paid in the next 10 years, based on the assumptions used to measure the Company's benefit obligation as of December 31, 2011, are presented in the table below. Effective January 1, 2010, the Company no longer participates in the Retiree Drug Subsidy program due to the change in the Company's retiree medical plan for Medicare-eligible retirees.

($ in millions)		Postretirement benefits
	Pension benefits	**Gross benefit payments**
2012	$ 310	$ 42
2013	319	43
2014	350	45
2015	362	47
2016	396	49
2017-2021	2,467	272
Total benefit payments	$ 4,204	$ 498

Allstate 401(k) Savings Plan

Employees of the Company, with the exception of those employed by the Company's international, Sterling Collision Centers ("Sterling"), Esurance and Answer Financial subsidiaries, are eligible to become members of the Allstate 401(k) Savings Plan ("Allstate Plan"). The Company's contributions are based on the Company's matching obligation and certain performance measures. The Company is responsible for funding its anticipated contribution to the Allstate Plan, and may, at the discretion of management, use the ESOP to pre-fund certain portions. In connection with the Allstate Plan, the Company has a note from the ESOP with a principal balance of $22 million as of December 31, 2011. The ESOP note has a fixed interest rate of 7.9% and matures in 2019. The Company records dividends on the ESOP shares in retained income and all the shares held by the ESOP are included in basic and diluted weighted average common shares outstanding.

The Company's contribution to the Allstate Plan was $48 million, $36 million, and $78 million in 2011, 2010 and 2009, respectively. These amounts were reduced by the ESOP benefit computed for the years ended December 31 as follows:

($ in millions)	**2011**	**2010**	**2009**
Interest expense recognized by ESOP	$ 2	$ 2	$ 2
Less: dividends accrued on ESOP shares	(2)	(2)	(2)
Cost of shares allocated	2	2	2
Compensation expense	2	2	2
Reduction of defined contribution due to ESOP	9	11	22
ESOP benefit	$ (7)	$ (9)	$ (20)

The Company made no contributions to the ESOP in 2011, 2010 and 2009. As of December 31, 2011, total committed to be released, allocated and unallocated ESOP shares were 0.2 million, 34 million and 5 million, respectively.

Allstate has defined contribution plans for eligible employees of its Canadian, Sterling, Esurance and Answer Financial subsidiaries. Expense for these plans was $7 million, $5 million and $6 million in 2011, 2010 and 2009, respectively.

18. Equity Incentive Plans

The Company currently has two equity incentive plans that permit it to grant nonqualified stock options, incentive stock options and restricted stock units to certain employees and directors of the Company. The total compensation expense related to equity awards was $64 million, $68 million and $74 million and the total income tax benefits were $21 million, $23 million and $25 million for 2011, 2010 and 2009, respectively. Total cash received from the exercise of options was $19 million, $28 million and $3 million for 2011, 2010 and 2009, respectively. Total tax benefit realized on options exercised and stock unrestricted was $10 million, $11 million and $3 million for 2011, 2010 and 2009, respectively.

The Company records compensation expense related to awards under these plans over the vesting period of each grant. The Company records compensation expense for employees eligible for continued vesting upon retirement over the vesting period to the date that the employee is eligible for retirement. As of December 31, 2011, total unrecognized compensation cost related to all nonvested awards was $105 million, of which $56 million related to nonqualified stock options which are expected to be recognized over the weighted average vesting period of 2.36 years and $49 million related to restricted stock units which are expected to be recognized over the weighted average vesting period of 2.46 years.

Options are granted under the plans with exercise prices equal to the closing share price of the Company's common stock on the applicable grant date. Options granted to employees generally vest 50% on the second anniversary of the grant date and 25% on each of the third and fourth anniversaries of the grant date. Options granted prior to 2010 vest ratably over a four year period. Options may be exercised once vested and will expire ten years after the date of grant. For a normal retirement (age 60 with one year of service), all options granted more than 12 months before retirement, and a pro-rata portion of options granted within 12 months of retirement, continue to vest as scheduled. For an early retirement (age 55 with ten years of service), a pro-rata portion of all options continue to vest as scheduled. When the options become vested, they may be exercised on or before the earlier of the option expiration date or the fifth anniversary of the employee's retirement. If termination of employment is a result of death or disability, then all options vest and may be exercised on or before the earlier of the option expiration date or the second anniversary of the date of termination of employment. Vested options may be exercised within three months following any other type of termination of employment except termination after a change in control. Restricted stock units generally vest and unrestrict 50% on the second anniversary of the grant date and 25% on each of the third and fourth anniversaries of the grant date, except for directors which vest immediately and unrestrict after leaving the board. Restricted stock units granted to employees prior to 2010 vest and unrestrict in full on the fourth anniversary of the grant date. Employee awards are subject to forfeiture upon termination. For a normal retirement, all restricted stock units granted more than 12 months before retirement, and a pro-rata portion of restricted stock units granted within 12 months of retirement, continue to unrestrict as provided for in the original grant. For an early retirement, a pro-rata portion of all restricted stock units continue to vest as scheduled. Upon a termination of employment as a result of death or disability, all restricted stock units vest. Unvested restricted stock units are forfeited following any other type of termination of employment except termination after a change in control.

A total of 77.8 million shares of common stock were authorized to be used for awards under the plans, subject to adjustment in accordance with the plans' terms. As of December 31, 2011, 19.2 million shares were reserved and remained available for future issuance under these plans. The Company uses its treasury shares for these issuances.

The fair value of each option grant is estimated on the date of grant using a binomial lattice model. The Company uses historical data to estimate option exercise and employee termination within the valuation model. In addition, separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of options granted is derived from the output of the binominal lattice model and represents the period of time that options granted are expected to be outstanding. The expected volatility of the price of the underlying shares is implied based on traded options and historical volatility of the Company's common stock. The expected dividends for 2011 were based on the current dividend yield of the Company's stock as of the date of the grant. The expected dividends for 2010 were based on the current dividend yield of the Company's stock as of the date of the grant. The expected dividends for 2009 were based on a graded average of the current and historical long-term dividend yield of the Company's stock as of the date of the grant. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The assumptions used are shown in the following table.

	2011	2010	2009
Weighted average expected term	7.9 years	7.8 years	8.1 years
Expected volatility	22.1 - 53.9%	23.7 - 52.3%	26.3 - 79.2%
Weighted average volatility	35.1%	35.1%	38.3%
Expected dividends	2.5 - 3.7%	2.4 - 2.8%	2.6%
Weighted average expected dividends	2.7%	2.6%	2.6%
Risk-free rate	0.0 - 3.5%	0.1 - 3.9%	0.0 - 3.7%

A summary of option activity for the year ended December 31, 2011 is shown in the following table.

	Number (in 000s)	Weighted average exercise price	Aggregate intrinsic value (in 000s)	Weighted average remaining contractual term (years)
Outstanding as of January 1, 2011	35,296	$ 39.39		
Granted	4,177	31.57		
Exercised	(1,080)	17.87		
Forfeited	(1,230)	28.69		
Expired	(3,216)	44.69		
Outstanding as of December 31, 2011:	33,947	39.00	$ 71,171	5.1
Outstanding, net of expected forfeitures	33,645	39.08	70,686	5.0
Outstanding, exercisable ("vested")	21,417	45.26	28,243	3.5

The weighted average grant date fair value of options granted was $9.49, $9.89 and $5.74 during 2011, 2010 and 2009, respectively. The intrinsic value, which is the difference between the fair value and the exercise price, of options exercised was $15 million, $16 million and $428 thousand during 2011, 2010 and 2009, respectively.

The changes in restricted stock units are shown in the following table for the year ended December 31, 2011.

	Number (in 000s)	Weighted average grant date fair value
Nonvested as of January 1, 2011	3,757	$ 31.50
Granted	1,366	31.38
Vested	(417)	61.66
Forfeited	(380)	29.08
Nonvested as of December 31, 2011	4,326	28.76

The fair value of restricted stock units is based on the market value of the Company's stock as of the date of the grant. The market value in part reflects the payment of future dividends expected. The weighted average grant date fair value of restricted stock units granted was $31.38, $31.32 and $17.47 during 2011, 2010 and 2009, respectively. The total fair value of restricted stock units vested was $13 million, $16 million and $11 million during 2011, 2010 and 2009, respectively.

The tax benefit realized in 2011, 2010 and 2009 related to tax deductions from stock option exercises and included in shareholders' equity was $3 million, $4 million and zero, respectively. The tax (expense) benefit realized in 2011, 2010 and 2009 related to all stock-based compensation and recorded directly to shareholders' equity was $(0.4) million, $0.5 million and $(6) million, respectively.

19. Reporting Segments

Allstate management is organized around products and services, and this structure is considered in the identification of its four reportable segments. These segments and their respective operations are as follows:

Allstate Protection principally sells private passenger auto and homeowners insurance in the United States and Canada. Revenues from external customers generated outside the United States were $892 million, $741 million and $619 million in 2011, 2010 and 2009, respectively. The Company evaluates the results of this segment based upon underwriting results.

Discontinued Lines and Coverages consists of business no longer written by Allstate, including results from asbestos, environmental and other discontinued lines claims, and certain commercial and other businesses in run-off. This segment also includes the historical results of the commercial and reinsurance businesses sold in 1996. The Company evaluates the results of this segment based upon underwriting results.

Allstate Financial sells life insurance, retirement and investment products and voluntary accident and health insurance. The principal individual products are interest-sensitive, traditional and variable life insurance; fixed annuities including deferred and immediate; and voluntary accident and health insurance. The institutional product line consists primarily of funding agreements sold to unaffiliated trusts that use them to back medium-term notes issued to institutional and individual investors. Banking products and services were previously offered to customers through the Allstate Bank. Allstate Financial had no revenues from external customers generated outside the United States in 2011, 2010 or 2009. The Company evaluates the results of this segment based upon operating income.

Corporate and Other comprises holding company activities and certain non-insurance operations.

Allstate Protection and Discontinued Lines and Coverages comprise Property-Liability. The Company does not allocate Property-Liability investment income, realized capital gains and losses, or assets to the Allstate Protection and Discontinued Lines and Coverages segments. Management reviews assets at the Property-Liability, Allstate Financial, and Corporate and Other levels for decision-making purposes.

The accounting policies of the reportable segments are the same as those described in Note 2. The effects of certain inter-segment transactions are excluded from segment performance evaluation and therefore are eliminated in the segment results.

Measuring segment profit or loss

The measure of segment profit or loss used by Allstate's management in evaluating performance is underwriting income (loss) for the Allstate Protection and Discontinued Lines and Coverages segments and operating income for the Allstate Financial and Corporate and Other segments. A reconciliation of these measures to net income (loss) is provided below.

Underwriting income (loss) is calculated as premiums earned, less claims and claims expenses ("losses"), amortization of DAC, operating costs and expenses, and restructuring and related charges as determined using GAAP.

Operating income (loss) is net income (loss) excluding:

- realized capital gains and losses, after-tax, except for periodic settlements and accruals on non-hedge derivative instruments, which are reported with realized capital gains and losses but included in operating income (loss),
- valuation changes on embedded derivatives that are not hedged, after-tax,
- amortization of DAC and DSI, to the extent they resulted from the recognition of certain realized capital gains and losses or valuation changes on embedded derivatives that are not hedged, after-tax,
- business combination expenses and the amortization of purchased intangible assets, after-tax,
- gain (loss) on disposition of operations, after-tax, and
- adjustments for other significant non-recurring, infrequent or unusual items, when (a) the nature of the charge or gain is such that it is reasonably unlikely to recur within two years, or (b) there has been no similar charge or gain within the prior two years.

Summarized revenue data for each of the Company's reportable segments for the years ended December 31 are as follows:

($ in millions)	2011	2010	2009
Revenues			
Property-Liability			
Property-liability insurance premiums			
Standard auto	$ 16,500	$ 16,530	$ 16,642
Non-standard auto	799	905	966
Total auto	17,299	17,435	17,608
Homeowners	6,200	6,078	6,077
Other personal lines	2,443	2,442	2,510
Allstate Protection	25,942	25,955	26,195
Discontinued Lines and Coverages	—	2	(1)
Total property-liability insurance premiums	25,942	25,957	26,194
Net investment income	1,201	1,189	1,328
Realized capital gains and losses	85	(321)	(168)
Total Property-Liability	27,228	26,825	27,354
Allstate Financial			
Life and annuity premiums and contract charges			
Traditional life insurance	441	420	407
Immediate annuities with life contingencies	106	97	102
Accident and health insurance	643	621	460
Total life and annuity premiums	1,190	1,138	969
Interest-sensitive life insurance	1,015	991	944
Fixed annuities	33	39	45
Total contract charges	1,048	1,030	989
Total life and annuity premiums and contract charges	2,238	2,168	1,958
Net investment income	2,716	2,853	3,064
Realized capital gains and losses	388	(517)	(431)
Total Allstate Financial	5,342	4,504	4,591
Corporate and Other			
Service fees	7	11	9
Net investment income	54	60	52
Realized capital gains and losses	30	11	16
Total Corporate and Other before reclassification of service fees	91	82	77
Reclassification of service fees [1]	(7)	(11)	(9)
Total Corporate and Other	84	71	68
Consolidated revenues	$ 32,654	$ 31,400	$ 32,013

[1] For presentation in the Consolidated Statements of Operations, service fees of the Corporate and Other segment are reclassified to operating costs and expenses.

Summarized financial performance data for each of the Company's reportable segments for the years ended December 31 are as follows:

($ in millions)	2011	2010	2009
Net income			
Property-Liability			
Underwriting (loss) income			
Allstate Protection	$ (849)	$ 526	$ 1,027
Discontinued Lines and Coverages	(25)	(31)	(32)
Total underwriting (loss) income	(874)	495	995
Net investment income	1,201	1,189	1,328
Income tax benefit (expense) on operations	27	(426)	(558)
Realized capital gains and losses, after-tax	54	(207)	(222)
Gain on disposition of operations, after-tax	—	3	—
Property-Liability net income	408	1,054	1,543
Allstate Financial			
Life and annuity premiums and contract charges	2,238	2,168	1,958
Net investment income	2,716	2,853	3,064
Periodic settlements and accruals on non-hedge derivative instruments	70	51	14
Contract benefits and interest credited to contractholder funds	(3,378)	(3,613)	(3,655)
Operating costs and expenses and amortization of deferred policy acquisition costs	(865)	(755)	(867)
Restructuring and related charges	(1)	3	(25)
Income tax expense on operations	(251)	(231)	(149)
Operating income	529	476	340
Realized capital gains and losses, after-tax	250	(337)	(417)
Valuation changes on embedded derivatives that are not hedged, after-tax	(12)	—	—
DAC and DSI amortization related to realized capital gains and losses and valuation changes on embedded derivatives that are not hedged, after-tax	(127)	(34)	(177)
DAC and DSI unlocking related to realized capital gains and losses, after-tax	1	(18)	(224)
Reclassification of periodic settlements and accruals on non-hedge derivative instruments, after-tax	(45)	(33)	(9)
(Loss) gain on disposition of operations, after-tax	(10)	4	4
Allstate Financial net income (loss)	586	58	(483)
Corporate and Other			
Service fees [1]	7	11	9
Net investment income	54	60	52
Operating costs and expenses [1]	(403)	(390)	(419)
Income tax benefit on operations	126	128	141
Operating loss	(216)	(191)	(217)
Realized capital gains and losses, after-tax	20	7	11
Business combination expenses, after-tax	(10)	—	—
Corporate and Other net loss	(206)	(184)	(206)
Consolidated net income	$ 788	$ 928	$ 854

[1] For presentation in the Consolidated Statements of Operations, service fees of the Corporate and Other segment are reclassified to operating costs and expenses.

Additional significant financial performance data for each of the Company's reportable segments for the years ended December 31 are as follows:

($ in millions)	2011	2010	2009
Amortization of DAC			
Property-Liability	$ 3,640	$ 3,678	$ 3,789
Allstate Financial	593	356	965
Consolidated	$ 4,233	$ 4,034	$ 4,754
Income tax expense			
Property-Liability	$ 4	$ 314	$ 612
Allstate Financial	286	8	(82)
Corporate and Other	(118)	(124)	(136)
Consolidated	$ 172	$ 198	$ 394

Interest expense is primarily incurred in the Corporate and Other segment. Capital expenditures for long-lived assets are generally made in the Property-Liability segment. A portion of these long-lived assets are used by entities included in the Allstate Financial and Corporate and Other segments and, accordingly, are charged expenses in proportion to their use.

Summarized data for total assets and investments for each of the Company's reportable segments as of December 31 are as follows:

($ in millions)	2011	2010	2009
Assets			
Property-Liability	$ 49,833	$ 47,573	$ 47,179
Allstate Financial	72,854	79,069	81,968
Corporate and Other	2,876	4,232	3,505
Consolidated	$ 125,563	$ 130,874	$ 132,652
Investments			
Property-Liability	$ 35,998	$ 35,048	$ 34,526
Allstate Financial	57,373	61,582	62,216
Corporate and Other	2,247	3,853	3,091
Consolidated	$ 95,618	$ 100,483	$ 99,833

The balances above reflect the elimination of related party investments between segments.

20. Other Comprehensive Income

The components of other comprehensive income on a pre-tax and after-tax basis for the years ended December 31 are as follows:

($ in millions)	2011			2010			2009		
	Pre-tax	Tax	After-tax	Pre-tax	Tax	After-tax	Pre-tax	Tax	After-tax
Unrealized net holding gains arising during the period, net of related offsets	$ 1,455	$ (510)	$ 945	$ 2,523	$ (882)	$ 1,641	$ 5,015	$ (1,754)	$ 3,261
Less: reclassification adjustment of realized capital gains and losses	795	(278)	517	(221)	77	(144)	(284)	99	(185)
Unrealized net capital gains and losses	660	(232)	428	2,744	(959)	1,785	5,299	(1,853)	3,446
Unrealized foreign currency translation adjustments	(18)	6	(12)	35	(12)	23	63	(22)	41
Unrecognized pension and other postretirement benefit cost	(371)	132	(239)	142	(48)	94	(292)	78	(214)
Other comprehensive income	$ 271	$ (94)	$ 177	$ 2,921	$ (1,019)	$ 1,902	$ 5,070	$ (1,797)	$ 3,273

21. Quarterly Results (unaudited)

($ in millions, except per share data)	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
	2011	2010	2011	2010	2011	2010	2011	2010
Revenues	$ 8,095	$ 7,749	$ 8,081	$ 7,656	$ 8,242	$ 7,908	$ 8,236	$ 8,087
Net income (loss)	519	120	(620)	145	165	367	724	296
Net income (loss) earnings per share - Basic	0.98	0.22	(1.19)	0.27	0.32	0.68	1.44	0.55
Net income (loss) earnings per share - Diluted	0.97	0.22	(1.19)	0.27	0.32	0.68	1.43	0.55

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
The Allstate Corporation
Northbrook, IL 60062

We have audited the accompanying Consolidated Statements of Financial Position of The Allstate Corporation and subsidiaries (the "Company") as of December 31, 2011 and 2010, and the related Consolidated Statements of Operations, Comprehensive Income, Shareholders' Equity, and Cash Flows for each of the three years in the period ended December 31, 2011. We also have audited the Company's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Item 9A. Controls and Procedures*. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Allstate Corporation and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In 2009, the Company changed its recognition and presentation for other-than-temporary impairments of debt securities.

/s/ Deloitte & Touche LLP

Chicago, Illinois
February 22, 2012

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Investor Information

Corporate Headquarters/ Home Office
The Allstate Corporation
2775 Sanders Road
Northbrook, IL 60062-6127
(800) 574-3553
www.allstate.com

Annual Meeting
Shareholders of record are invited to attend the annual meeting of The Allstate Corporation on Tuesday, May 22, 2012, 11:00 a.m. (doors open at 10:00 a.m.) at Allstate West Plaza 3100 Sanders Road Northbrook, Illinois 60062-7154

Holders of common stock of record at the close of business on March 23, 2012 are entitled to vote at the meeting. A notice of meeting, proxy statement and proxy card and/or voting instructions were provided to shareholders with this annual report.

Transfer Agent/Shareholder Records
For information or assistance regarding individual stock records, dividend reinvestment, dividend checks, 1099DIV and 1099B tax forms, direct deposit of dividend payments, or stock certificates, contact Wells Fargo Shareowner Services, in any of the following ways:

BY TELEPHONE:
(800) 355-5191 within the U.S. or
(651) 450-4064 outside the U.S.

BY FAX:
(651) 450-4033

BY MAIL:
Wells Fargo Bank, N.A.
Shareowner Services
P.O. Box 64854
St. Paul, MN 55164-0854

BY CERTIFIED/OVERNIGHT MAIL:
Wells Fargo Bank, N.A.
Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075-1139

ON THE INTERNET-
ACCOUNT INFORMATION:
www.shareowneronline.com

Allstate 401(k) Savings Plan
For information about the Allstate 401(k) Savings Plan, call the Allstate Benefits Center at (888) 255-7772.

Investor Relations
Security analysts, portfolio managers and representatives of financial institutions seeking information about the company should contact:

Investor Relations
The Allstate Corporation
2775 Sanders Road, Suite F3SE
Northbrook, IL 60062-6127
(800) 416-8803
invrel@allstate.com

Communications to the Board of Directors
Shareholders or other interested parties who wish to communicate to the Board of Directors may do so by mail or email as follows. Please let us know if you are a shareholder.

BY EMAIL:
directors@allstate.com

BY MAIL:
The Allstate Corporation
Nominating & Governance Committee
c/o General Counsel
Allstate Insurance Company
2775 Sanders Road, Suite F7
Northbrook, IL 60062-6127

Code of Ethics
Allstate's Code of Ethics is available on the Corporate Governance portion of the company's website, *www.allstate.com*.

Corporate Social Responsibility
Information on Allstate's social responsibility programs is available at *www.allstate.com/social-responsibility*.

Common Stock and Dividend Information
(in dollars)

	HIGH	LOW	CLOSE	DIVIDENDS DECLARED
2011				
First Quarter	32.61	30.43	31.78	0.21
Second Quarter	34.40	29.27	30.53	0.21
Third Quarter	31.01	22.27	23.69	0.21
Fourth Quarter	27.98	22.34	27.41	0.21
2010				
First Quarter	32.48	28.13	32.31	0.20
Second Quarter	35.51	28.41	28.73	0.20
Third Quarter	32.36	26.86	31.55	0.20
Fourth Quarter	33.29	29.00	31.88	0.20

Stock price ranges are from the New York Stock Exchange Composite listing. As of 4:00 p.m. (EST) on February 1, 2012, the closing price of Allstate common stock as reported on the New York Stock Exchange was $29.31 and there were 103,193 shareholders of record.

Media Inquiries
Allstate Media Relations
2775 Sanders Road
Northbrook, IL 60062-6127
(847) 402-5600

Form 10-K, Other Reports
Shareholders may receive without charge a copy of The Allstate Corporation Form 10-K annual report (filed with the U.S. Securities and Exchange Commission) and other public financial information for the year ended December 31, 2011, by contacting:

Investor Relations
The Allstate Corporation
2775 Sanders Road, Suite F3SE
Northbrook, IL 60062-6127
(800) 416-8803
invrel@allstate.com

The Allstate Corporation's Annual Report is available online at:
www.allstate.com/annualreport

Stock Exchange Listing
The Allstate Corporation common stock is listed on the New York Stock Exchange under the trading symbol "ALL." Common stock is also listed on the Chicago Stock Exchange.

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606-4301

Online Information
You can access financial and other information about Allstate on our website, *www.allstateinvestors.com*, including executive speeches, investor conference calls and quarterly investor information.

SOY

Printed on recycled paper

WHEN GOOD HANDS PEOPLE® GIVE BACK...
OUR HOMETOWNS ARE BETTER, SAFER PLACES TO LIVE

Allstate is a part of nearly every community in America. We protect 16 million households and prepare them for the future. Our "Good Hands" are represented by approximately 10,000 local agency owners and more than 30,000 employees. With leadership like this comes the responsibility to do more — to give back to the community and help build a better society. That's why Allstate leaders, employees and agency owners are actively involved in the lives of communities across the country. Allstate, our employees, agency owners and The Allstate Foundation contributed more than $28 million to community projects in 2011.



FINANCIAL RESOURCES
TIME
LEADERSHIP
LOCAL COMMUNITIES
NATIONAL

We give back to communities three ways:

Financial resources *Through grants from The Allstate Foundation, corporate contributions and Allstate's Giving Campaign*

Time *Active participation of our executives, agency owners and employees in community events, programs and on nonprofit boards*

Leadership *Addressing critical social issues that affect communities we serve*

THE ALLSTATE FOUNDATION
Since 1952, The Allstate Foundation has supported innovative and lasting solutions that enhance people's well-being and prosperity. Over the years, the Foundation has created breakthrough programs in teen safe driving and domestic violence that involve tens of thousands of individuals and families to help them overcome personal challenges and uncertainties — helping them to pursue their hopes and dreams.

TEEN SAFE DRIVING
Preventable motor vehicle crashes caused by teen drivers are the leading cause of death for American teens. Since 2005, Allstate and The Allstate Foundation have helped decrease teen crash fatalities by nearly 40%. Our public awareness programs, teen empowerment activities and advocacy of stronger teen driving laws help ensure more teens can walk across the stage on graduation day.

VOLUNTEERISM
Agency owners and employees volunteer more than 180,000 hours each year — including on Allstate's Give Back Day, our national day of service held on Martin Luther King Jr. Day. Allstate supports community service with grant programs that provide financial support to the organizations Allstaters serve. In addition, the Allstate Fellows program was created in 2011 to enable select leaders the opportunity to provide business skills to selected nonprofits, beyond the 50 percent of Allstate officers who serve on boards of community nonprofits.

ENDING DOMESTIC VIOLENCE
Domestic violence affects one in four women during their lifetime. Research shows finances are the strongest predictor of whether a survivor will stay, leave or return to an abusive relationship. Since 2005, The Allstate Foundation has created resources and helped train staff at nearly 1,150 programs serving more than 100,000 survivors across the country.

CORPORATE CONTRIBUTIONS
Allstate provides millions of dollars of financial support each year to local programs and organizations in communities around the country that create strong, vital communities.

ANNUAL GIVING CAMPAIGN
Allstate agency owners and employees generously donate several million dollars each year to local charitable causes. Allstate matches a percentage of each donation to support their interests and increase their impact.

SOCIALLY RESPONSIBLE INVESTMENTS
Over the years, Allstate has provided long-term, below-market rate loans to community organizations to fund critical services like affordable housing, health facilities, childcare, job training centers and charter schools to strengthen families and neighborhoods.

To learn more visit ***allstate.com/socialresponsibility*** and ***allstatefoundation.org***

The Allstate Corporation
2775 Sanders Road
Northbrook, IL 60062-6127
www.allstate.com/annualreport


Allstate.